    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1997

                                                      REGISTRATION NO. 333-37861
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 2 TO


                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            SUIZA FOODS CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2026                  75-2559681
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                            3811 TURTLE CREEK BLVD.
                                   SUITE 1300
                              DALLAS, TEXAS 75219
                                 (214) 528-0939

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                GREGG L. ENGLES
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                            3811 TURTLE CREEK BLVD.
                                   SUITE 1300
                              DALLAS, TEXAS 75219
                                 (214) 528-0939
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         William A. McCormack                        Tracy T. Larsen
        Hughes & Luce, L.L.P.                   Warner Norcross & Judd LLP
           1717 Main Street                       900 Old Kent Building
              Suite 2800                          111 Lyon Street, N.W.
         Dallas, Texas 75201                 Grand Rapids, Michigan49503-2487
            (214) 939-5500                            (616) 752-2000

                            ------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
    AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THIS REGISTRATION
                                   STATEMENT.
                            ------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT BECOMES EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

FORM S-4 ITEM                                                                       PROSPECTUS
--------------------------------------------------------------  --------------------------------------------------
            Part I

            A. INFORMATION ABOUT THE TRANSACTION

  Item  1.  Forepart of Registration Statement and Outside
              Front Cover of Prospectus.......................  Forepart of Registration Statement and Outside
                                                                  Front Cover of Prospectus

  Item  2.  Inside Front and Outside Back Cover Pages of
              Prospectus......................................  Inside Front and Outside Back Cover Pages of
                                                                  Prospectus; Available Information; Incorporation
                                                                  of Certain Information by Reference; Table of
                                                                  Contents

  Item  3.  Risk Factors, Ratio of Earnings to Fixed Charges
              and Other Information...........................  Summary; Risk Factors

  Item  4.  Terms of the Transaction..........................  Summary; The Merger--General Description of the
                                                                  Merger; The Merger--Reasons for the Merger; The
                                                                  Merger--Certain Federal Income Tax Consequences;
                                                                  The Merger-- Anticipated Accounting Treatment;
                                                                  Certain Terms of the Merger Agreement;
                                                                  Comparison of Shareholder Rights

  Item  5.  Pro Forma Financial Information...................  Summary; Pro Forma Financial Data

  Item  6.  Material Contacts with the Company Being
              Acquired........................................  The Merger--Background of the Merger

   Item 7.  Additional Information Required for Reoffering by
              Persons and Parties Deemed to be Underwriters...  Not Applicable

  Item  8.  Interests of Named Experts and Counsel............  Legal Matters

  Item  9.  Disclosure of Commission Position on
              Indemnification for Securities Act
              Liabilities.....................................  Comparison of Shareholder Rights-- Indemnification

            B. INFORMATION ABOUT THE REGISTRANT

  Item 10.  Information with Respect to S-3 Registrants.......  Recent Developments; Selected Financial Data of
                                                                  Suiza Foods; Selected Financial Data of
                                                                  Morningstar; Pro Forma Financial Data

  Item 11.  Incorporation of Certain Information by
              Reference.......................................  Incorporation of Certain Information by Reference

  Item 12.  Information with Respect to S-2 or S-3
              Registrants.....................................  Not Applicable

  Item 13.  Incorporation of Certain Information by
              Reference.......................................  Not Applicable

FORM S-4 ITEM                                                                       PROSPECTUS
--------------------------------------------------------------  --------------------------------------------------
  Item 14.  Information with Respect to Registrants Other Than
              S-3 or S-2 Registrants..........................  Not Applicable

            C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

  Item 15.  Information with Respect to S-3 Companies.........  Not Applicable

  Item 16.  Information with Respect to S-2 or S-3
              Companies.......................................  Not Applicable

  Item 17.  Information with Respect to Companies Other Than
              S-3 or S-2 Companies............................  Summary; Selected Financial Data of Country Fresh,
                                                                  Management's Discussion and Analysis of
                                                                  Financial Condition and Results of Operations of
                                                                  Country Fresh; Business of Country Fresh

            D. VOTING AND MANAGEMENT INFORMATION

  Item 18.  Information if Proxies, Consents or Authorizations
              are to be Solicited.............................  Forepart of Registration Statement and Outside
                                                                  Front Cover Page of Prospectus; Summary; The
                                                                  Merger--Interests of Certain Persons in the
                                                                  Merger; The Merger--Dissenters' Rights; The
                                                                  Special Meeting--Date, Time and Place; The
                                                                  Special Meeting--Record Date and Outstanding
                                                                  Shares; The Special Meeting--Voting and
                                                                  Revocation of Proxies; The Special
                                                                  Meeting--Quorum and Vote Required; The Special
                                                                  Meeting--Solicitation of Proxies; Business of
                                                                  Country Fresh--Directors and Executive Officers;
                                                                  Principal Shareholders of Country Fresh

  Item 19.  Information if Proxies, Consents or Authorizations
              are Not to be Solicited, or in an Exchange
              Offer...........................................  Not Applicable

                              COUNTRY FRESH, INC.
                            2555 BUCHANAN AVENUE, SW
                          GRAND RAPIDS, MICHIGAN 49518


                                OCTOBER 24, 1997


Dear Shareholder:


    You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of Country Fresh, Inc. ("Country Fresh") to be held at 10:00 a.m., local time, on November 25, 1997 at the Holiday Inn Crowne Plaza, at 5700 28th Street, Grand Rapids, Michigan 49546.


    At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of September 18, 1997 (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Suiza Foods Corporation ("Suiza Foods") would merge with Country Fresh (the "Merger"). As a result of the Merger, Country Fresh will become a wholly-owned subsidiary of Suiza Foods. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Country Fresh common stock outstanding immediately prior to the Effective Time will be converted into .5454 shares of Suiza Foods common stock (subject to the "Top Up" provisions described below), and each share of Series A 8% Preferred Stock of Country Fresh outstanding immediately prior to the Effective Time will be converted into one share of Series A Preferred Stock of Suiza Foods having rights and preferences substantially identical to the Country Fresh preferred stock. If the average price of the Suiza Foods common stock over the three trading days prior to the closing date of the Merger (as more fully described in the Merger Agreement, the "Average Price") is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with this request, then the total number of shares of Suiza Foods common stock to be issued in the Merger will be increased to have an aggregate value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Foods common stock to be issued or to terminate the Merger Agreement.

    Details of the proposed Merger and other material information are included in the attached Proxy Statement/ Prospectus, and a copy of the Merger Agreement is included as Appendix A to the Proxy Statement/Prospectus. Please review the Proxy Statement/Prospectus and the Merger Agreement carefully, particularly the information under the caption "Risk Factors." A formal Notice of Special Meeting is also included with these materials.

    The Board of Directors of Country Fresh (the "Board") has carefully reviewed and considered the terms and conditions of the proposed Merger. In addition, the Board has received the written opinion, dated as of September 18, 1997, of The Ohio Company, Country Fresh's financial advisor, to the effect that the consideration to be received by the shareholders of Country Fresh in the Merger is fair to such shareholders from a financial point of view. The full text of The Ohio Company's written opinion is included as Appendix B to the Proxy Statement/ Prospectus.

    FOR THE REASONS SET FORTH IN THE ATTACHED PROXY STATEMENT/PROSPECTUS, THE BOARD BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF COUNTRY FRESH AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF COUNTRY FRESH VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

    The affirmative vote of the holders of a majority of the outstanding shares of Country Fresh common stock and Country Fresh preferred stock, voting together as a single class, and a majority of the outstanding shares of Country Fresh preferred stock, voting alone as a separate class, is required to approve the Merger Agreement. Failure to vote and abstentions will have the same effect as a vote against the Merger Agreement. Accordingly, we urge you to complete, sign and date the enclosed proxy or voting instruction card and return it in the enclosed return envelope, whether or not you plan to attend the Special Meeting. Your vote is important regardless of the number of shares you own.

    If you have any questions prior to the Special Meeting or need further assistance, please call Delton Parks at (616) 243-0173.

                                          Very truly yours,

                                          DELTON PARKS
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              COUNTRY FRESH, INC.
                            2555 BUCHANAN AVENUE, SW
                          GRAND RAPIDS, MICHIGAN 49518
                                OCTOBER 24, 1997


                            ------------------------


                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 25, 1997


                            ------------------------

To the Shareholders of
  COUNTRY FRESH, INC.:


    A Special Meeting of Shareholders (the "Special Meeting") of Country Fresh, Inc., a Michigan corporation ("Country Fresh"), will be held at 10:00 a.m., local time, on November 25, 1997 at Holiday Inn Crowne Plaza, at 5700 28th Street, Grand Rapids, Michigan 49546 for the following purposes:


        1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of September 18, 1997 (the "Merger Agreement"), among Suiza Foods Corporation ("Suiza Foods"), CF Acquisition Corp., a wholly owned subsidiary of Suiza Foods ("Merger Sub"), and Country Fresh, pursuant to which Merger Sub will merge with Country Fresh (the "Merger"). As a result of the Merger, Country Fresh will become a wholly-owned subsidiary of Suiza Foods. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, no par value, of Country Fresh (the "Country Fresh Common Stock") outstanding immediately prior to the Effective Time will be converted into .5454 shares of common stock, $.01 par value per share, of Suiza Foods (the "Suiza Common Stock"), subject to the "Top Up" provisions described below, and each share of Series A 8% Preferred Stock of Country Fresh (the "Country Fresh Preferred Stock") outstanding immediately prior to the Effective Time will be converted into one share of Series A Preferred Stock of Suiza Foods (the "Suiza Preferred Stock") having rights and preferences substantially identical to the Country Fresh Preferred Stock. If the average price of the Suiza Common Stock over the three trading days prior to the closing date of the Merger (as more fully described in the Merger Agreement, the "Average Price") is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with this request, then the total number of shares of Suiza Common Stock to be issued in the Merger will be increased to have a value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Common Stock to be issued or to terminate the Merger Agreement.

        2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.


    The Board of Directors has fixed the close of business on October 21, 1997 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Special Meeting or any adjournment thereof. Only holders of record of shares of Country Fresh Common Stock and Country Fresh Preferred Stock at the close of business on the Record Date are entitled to notice of, and to vote at, the Special Meeting.


    Holders of Country Fresh Preferred Stock are entitled to dissenters' rights under the Michigan Business Corporation Act (the "MBCA") pursuant to which such holders may dissent from the Merger and be paid the fair value for their shares of Country Fresh Preferred Stock by complying with the procedures set forth in Sections 761 through 774 of the MBCA, copies of which are attached to the Proxy Statement/

Prospectus as Appendix C. Holders of Country Fresh Common Stock are not entitled to dissenters' rights as a result of the Merger.

    Your vote is important. The affirmative vote of the holders of a majority of the outstanding shares of Country Fresh Common Stock and Country Fresh Preferred Stock, voting together as a single class, and a majority of the outstanding shares of Country Fresh Preferred Stock, voting alone as a separate class, is required for approval of the Merger Agreement. Even if you plan to attend the Special Meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the Special Meeting if you are unable to attend. If you do attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

                                          By Order of the Board of Directors

                                          DELTON PARKS
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER

Grand Rapids, Michigan

October 24, 1997

                              COUNTRY FRESH, INC.
                                PROXY STATEMENT
                             ---------------------

                            SUIZA FOODS CORPORATION
                                   PROSPECTUS
                             ---------------------

    This Proxy Statement/Prospectus relates to the proposed merger of CF Acquisition Corp. ("Merger Sub"), a Michigan corporation and wholly owned subsidiary of Suiza Foods Corporation, a Delaware corporation ("Suiza Foods"), with Country Fresh, Inc., a Michigan corporation ("Country Fresh"), pursuant to the Agreement and Plan of Merger dated as of September 18, 1997 among Suiza Foods, Merger Sub and Country Fresh (the "Merger Agreement"). The merger contemplated by the Merger Agreement is referred to herein as the "Merger." As a result of the Merger, Country Fresh will become a wholly-owned subsidiary of Suiza Foods. The Merger Agreement is attached as Appendix A and is incorporated herein by reference.

    Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of common stock, no par value, of Country Fresh (the "Country Fresh Common Stock") outstanding immediately prior to the Effective Time will be converted into .5454 shares of common stock, $.01 par value per share, of Suiza Foods (the "Suiza Common Stock"), subject to the "Top Up" provisions described below, and each share of Series A 8% Preferred Stock of Country Fresh (the "Country Fresh Preferred Stock") outstanding immediately prior to the Effective Time (other than shares of Country Fresh Preferred Stock whose holders exercise their statutory dissenters' rights) will be converted into one share of Series A Preferred Stock of Suiza Foods (the "Suiza Preferred Stock") having rights and preferences substantially identical to the Country Fresh Preferred Stock. If the average price of the Suiza Common Stock over the three trading days prior to the closing date of the Merger (as more fully described in the Merger Agreement, the "Average Price") is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with the Top Up Request, then the total number of shares of Suiza Common Stock to be issued in the Merger will be increased to have an aggregate value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Common Stock to be issued or to terminate the Merger Agreement.


    This Proxy Statement/Prospectus is being furnished to holders of Country Fresh Common Stock and Country Fresh Preferred Stock (collectively, "Country Fresh Capital Stock") in connection with the solicitation of proxies by the Board of Directors of Country Fresh for use at a special meeting of shareholders of Country Fresh (the "Special Meeting") to be held on November 25, 1997, at which holders of the Country Fresh Capital Stock will be asked to approve the Merger Agreement. This Proxy Statement/Prospectus and the accompanying forms of proxy are first being mailed to shareholders of Country Fresh on or about October 24, 1997.


    This Proxy Statement/Prospectus also constitutes a prospectus of Suiza Foods that is part of a registration statement on Form S-4 (together with all amendments, supplements and exhibits, the "Suiza Registration Statement") filed with the Securities and Exchange Commission (the "Commission") with respect to the issuance of shares of Suiza Common Stock and Suiza Preferred Stock pursuant to the Merger Agreement. The shares of Suiza Common Stock issued pursuant to the Merger will be listed on the New York Stock Exchange (the "NYSE"). On October 10, 1997, the closing price of the Suiza Common Stock as reported on the NYSE Composite Tape, was $52.69. Current market prices are not available for either the Country Fresh Common Stock or the Country Fresh Preferred Stock, neither of which is traded on any established public trading market or listed for trading on any exchange or automated quotation system. No shares of Suiza Preferred Stock are currently outstanding. The Suiza Preferred Stock to be issued pursuant to the Merger will not be listed for trading on any exchange or automated quotation system, and it is unlikely that an active trading market will develop for the Suiza Preferred Stock, which immediately following the Merger will be held by approximately 54 holders (assuming that no holders of Country Fresh Preferred Stock exercise their statutory dissenters' rights).

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY THE SHAREHOLDERS OF COUNTRY FRESH IN CONNECTION WITH AN INVESTMENT IN SUIZA COMMON STOCK AND SUIZA PREFERRED STOCK UPON CONSUMMATION OF THE MERGER.

    NEITHER THIS TRANSACTION NOR THE SECURITIES OF SUIZA FOODS TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUIZA FOODS OR COUNTRY FRESH. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY WILL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF SUIZA FOODS OR COUNTRY FRESH SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION.

    THE INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS WITH RESPECT TO SUIZA FOODS, MERGER SUB AND THEIR AFFILIATES HAS BEEN SUPPLIED BY SUIZA FOODS, WHICH IS SOLELY RESPONSIBLE FOR SUCH INFORMATION, AND THE INFORMATION WITH RESPECT TO COUNTRY FRESH AND ITS AFFILIATES HAS BEEN SUPPLIED BY COUNTRY FRESH, WHICH IS SOLELY RESPONSIBLE FOR SUCH INFORMATION.


        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS OCTOBER 24, 1997.

                             AVAILABLE INFORMATION

    Suiza Foods is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by Suiza Foods with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including Suiza Foods. In addition, reports, proxy statements and other information concerning Suiza Foods may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This Proxy Statement/Prospectus, which constitutes a part of the Suiza Registration Statement, does not contain all of the information set forth in the Suiza Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Suiza Registration Statement including the schedules and exhibits filed as a part thereof or incorporated by reference therein. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Suiza Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference. The Suiza Registration Statement and the exhibits and schedules thereto may be inspected, without charge, and copies thereof may be obtained at prescribed rates, at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed with the Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act are incorporated herein by reference and shall be deemed a part hereof:

    SUIZA FOODS CORPORATION FILINGS

    (a) the audited financial statements of Garrido & Compania, Inc. and subsidiaries, Swiss Dairy, a Corporation, and Model Dairy, Inc. included in the Suiza Foods Final Prospectus dated January 22, 1997 and filed with the Commission pursuant to Rule 424(b) on January 23, 1997 (File No. 333-18263);

    (b) the Suiza Foods Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 1-12755);


    (c) the Suiza Foods Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and the Suiza Foods Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (as amended on October 24, 1997) (File No. 1-12755);


    (d) the Suiza Foods Current Report on Form 8-K filed July 14, 1997 (as amended on August 22, 1997), which includes the audited financial statements of Dairy Fresh L.P. ("Dairy Fresh") and The Garelick Companies ("Garelick"), and the Suiza Foods Current Report on Form 8-K filed September 29, 1997 (File No. 1-12755); and

    (e) the description of Suiza Foods' Common Stock contained in its Registration Statement on Form 8-A filed on February 19, 1997 (File No. 1-12755).

    THE MORNINGSTAR GROUP, INC. FILINGS

    (a) The Morningstar Group, Inc. ("Morningstar") Annual Report on Form 10-K for the year ended December 31, 1996 (File No. 0-19075);

    (b) the Morningstar Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 (File No. 0-19934);

    (c) the Morningstar Current Report on Form 8-K filed September 29, 1997 (File No. 0-19075); and

    (d) the audited financial statements of Presto Foods Products, Inc. and Affiliate ("Presto") contained in the Morningstar Current Report on Form 8-K dated December 3, 1996 (as amended on February 18, 1997) (File No. 0-19075).

    All other reports and other documents filed by either Suiza Foods or Morningstar pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/ Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the dates of filing such reports and documents. Any statement contained in a document incorporated by reference herein will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Proxy Statement/Prospectus or in any other subsequently filed document that is also, or is deemed to be, incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.


    THIS PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUIZA FOODS HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS HAS BEEN DELIVERED, ON WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE DOCUMENTS REFERRED TO ABOVE THAT HAVE BEEN OR MAY BE INCORPORATED BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM THE CORPORATE SECRETARY OF SUIZA FOODS AT 3811 TURTLE CREEK BLVD., SUITE 1300, DALLAS, TEXAS 75219, TELEPHONE NUMBER: (214) 528-0939. IN ORDER TO ENSURE DELIVERY OF DOCUMENTS PRIOR TO THE SPECIAL MEETING, REQUESTS SHOULD BE RECEIVED BY NOVEMBER 18, 1997 (FIVE BUSINESS DAYS PRIOR TO THE SPECIAL MEETING).

                               TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                             ---------
AVAILABLE INFORMATION......................................................................................         ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................................................         ii

SUMMARY....................................................................................................          1
    Parties to the Merger..................................................................................          1
    Recent Developments....................................................................................          2
    The Merger and the Merger Agreement....................................................................          2
    Comparison of Shareholder Rights.......................................................................          7
    The Special Meeting....................................................................................          7
    Stock Price and Dividend Information...................................................................          7
    Comparative Per Common Share Data......................................................................          9
    Summary Pro Forma Financial Data.......................................................................         10
    Summary Financial Data of Suiza Foods..................................................................         11
    Summary Financial Data of Morningstar..................................................................         12
    Summary Financial Data of Country Fresh................................................................         13

RISK FACTORS...............................................................................................         14

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS............................................................         17

RECENT DEVELOPMENTS........................................................................................         17

THE MERGER.................................................................................................         18
    General Description of the Merger......................................................................         19
    Background of the Merger...............................................................................         19
    Reasons for the Merger.................................................................................         21
    Recommendation of the Board of Directors of Country Fresh..............................................         22
    Opinion of the Financial Advisor to Country Fresh......................................................         23
    Certain Federal Income Tax Consequences................................................................         26
    Anticipated Accounting Treatment.......................................................................         27
    Governmental and Regulatory Approvals..................................................................         27
    Restrictions on Resale by Affiliates...................................................................         28
    Interests of Certain Persons in the Merger.............................................................         28
    Dissenters' Rights.....................................................................................         28
    Management and Operations After the Merger.............................................................         30

CERTAIN TERMS OF THE MERGER AGREEMENT......................................................................         31
    Effective Time of the Merger...........................................................................         31
    Manner and Basis of Converting Shares..................................................................         31
    Top Up Provisions......................................................................................         32
    Country Fresh Options..................................................................................         32
    Representations and Warranties.........................................................................         33
    Conditions to the Merger...............................................................................         33
    Covenants..............................................................................................         35
    Non-Solicitation.......................................................................................         37
    Termination or Amendment of the Merger Agreement.......................................................         38
    Expenses...............................................................................................         39

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
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
THE SPECIAL MEETING........................................................................................         39
    Date, Time and Place...................................................................................         39
    Purpose of the Special Meeting.........................................................................         39
    Record Date and Outstanding Shares.....................................................................         39
    Voting and Revocation of Proxies.......................................................................         40
    Quorum and Vote Required...............................................................................         40
    Solicitation of Proxies................................................................................         40
    Other Matters..........................................................................................         40

PRO FORMA FINANCIAL DATA...................................................................................         41

SELECTED FINANCIAL DATA OF SUIZA FOODS.....................................................................         51

SELECTED FINANCIAL DATA OF MORNINGSTAR.....................................................................         53

SELECTED FINANCIAL DATA OF COUNTRY FRESH...................................................................         54

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COUNTRY FRESH.....         55

BUSINESS OF SUIZA FOODS....................................................................................         60
    General................................................................................................         60
    Business Strategy......................................................................................         60
    The 1997 Acquisitions..................................................................................         61
    Industry Overview......................................................................................         61
    Products and Services..................................................................................         62
    Sales and Distribution.................................................................................         62
    Raw Materials and Supply...............................................................................         63
    Competition............................................................................................         64

BUSINESS OF COUNTRY FRESH..................................................................................         66
    General................................................................................................         66
    Business Strategy......................................................................................         66
    Products...............................................................................................         66
    Sales and Distribution.................................................................................         66
    Raw Materials and Supply...............................................................................         67
    Competition............................................................................................         67
    Directors and Executive Officers.......................................................................         67
    Employees..............................................................................................         68
    Properties.............................................................................................         68
    Legal Proceedings......................................................................................         68
    Voting Securities and Principal Shareholders of Country Fresh..........................................         68

DESCRIPTION OF SUIZA CAPITAL STOCK.........................................................................         72
    Common Stock...........................................................................................         72
    Preferred Stock........................................................................................         72

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                                                                                                             ---------
COMPARISON OF SHAREHOLDER RIGHTS...........................................................................         75
    Amendments to Articles or Certificate of Incorporation.................................................         75
    Amendments to Bylaws...................................................................................         75
    Board Classification...................................................................................         76
    Filling Vacancies in the Board of Directors............................................................         76
    Removal of Directors...................................................................................         76
    Vote Required for Mergers..............................................................................         76
    Anti-Takeover Provisions...............................................................................         77
    Dissenters' Rights.....................................................................................         78
    Limitation on Directors' Liability.....................................................................         78
    Indemnification........................................................................................         78
    Shareholder/Stockholder Meetings.......................................................................         79
    Action by Written Consent..............................................................................         79
    Payment of Dividends...................................................................................         80

LEGAL MATTERS..............................................................................................         80

EXPERTS....................................................................................................         80

INDEX TO FINANCIAL STATEMENTS..............................................................................        F-1

APPENDICES
    Appendix A--Agreement and Plan of Merger
    Appendix B--Opinion of Financial Advisor to Country Fresh
    Appendix C--Dissenters' Rights Provisions of Michigan Law
    Appendix D--Excerpts from the Joint Proxy Statement/Prospectus for the Morningstar Merger

                                    SUMMARY

    THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE AND THE APPENDICES ATTACHED HERETO. CERTAIN CAPITALIZED TERMS WHICH ARE USED BUT NOT DEFINED IN THIS SUMMARY ARE DEFINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROXY STATEMENT/PROSPECTUS TO "SUIZA FOODS" MEAN SUIZA FOODS CORPORATION AND ITS SUBSIDIARIES, ON A CONSOLIDATED BASIS, REFERENCES TO "COUNTRY FRESH" MEAN COUNTRY FRESH, INC. AND ITS SUBSIDIARIES, ON A CONSOLIDATED BASIS, AND REFERENCES TO "MORNINGSTAR" MEAN THE MORNINGSTAR GROUP INC. AND ITS SUBSIDIARIES, ON A CONSOLIDATED BASIS. CERTAIN OF SUIZA FOODS' OPERATING SUBSIDIARIES ARE REFERRED TO INDIVIDUALLY HEREIN AS "SUIZA-PUERTO RICO," "VELDA FARMS," "SWISS DAIRY," "MODEL DAIRY," "DAIRY FRESH," "GARELICK DAIRY," "FRANKLIN PLASTICS" AND "REDDY ICE."

                             PARTIES TO THE MERGER

SUIZA FOODS AND MERGER SUB

    Suiza Foods is a leading manufacturer and distributor of fresh milk and related dairy products, plastic containers and packaged ice in the United States. Each of Suiza Foods' operating subsidiaries is a strong competitor with an established reputation for customer service and product quality. Suiza Foods' dairy and ice subsidiaries market their products through extensive distribution networks to a diverse group of customers, including convenience stores, grocery stores, schools and institutional food service customers. Suiza Foods' customers in the plastic container business include regional dairy manufacturers, bottled water processors and other beverage manufacturers. Suiza Foods has grown primarily through a successful acquisition strategy, having consummated 54 acquisitions since its inception in 1988, including 27 acquisitions since its initial public offering in April 1996.

    Merger Sub is a newly formed Michigan corporation and a wholly owned subsidiary of Suiza Foods. Merger Sub was organized for the purpose of effecting the Merger pursuant to the Merger Agreement. Merger Sub has no material assets and has not engaged in any activities except in connection with the Merger. The principal executive offices of Suiza Foods and Merger Sub are located at 3811 Turtle Creek Blvd., Suite 1300, Dallas, Texas 75219, telephone number: (214) 528-0939.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY THE SHAREHOLDERS OF COUNTRY FRESH IN CONNECTION WITH AN INVESTMENT IN SUIZA COMMON STOCK AND SUIZA PREFERRED STOCK UPON CONSUMMATION OF THE MERGER.

COUNTRY FRESH


    Country Fresh is a leading manufacturer, supplier and distributor of milk, ice cream and related products in the Midwest. Country Fresh's products are principally marketed in Michigan, northern Indiana, northern Illinois and northern Ohio. Country Fresh processes raw milk into such products as fortified and homogenized milk and cream, ice cream, low fat ice cream, cream cheese, cottage cheese, fresh and frozen yogurt, specialty dips, sherbet, eggnog, sour cream, buttermilk and extended shelf life products such as half & half, coffee cream and whipped cream. In addition, Country Fresh processes and markets purified water and various fruit drinks. Country Fresh also manufactures and markets frozen dessert products and other ice cream novelty items.


    Country Fresh and its subsidiaries market their products under trademarks or trade names such as Country Fresh-TM-, McDonald-TM-, Burger Dairy-TM-, Home Dairy-TM-, Orchard Grove-TM-, Sun Born-TM-, Country Lane-TM-, and Frostbite-TM-. Through license agreements, Country Fresh also manufactures and/or markets products under trademarks or trade names owned by other companies, such as Smilk-TM-, Nestles-Registered Trademark-, Guilt Free-TM-, Alaskan Classics-Registered Trademark-, and Borden-Registered Trademark-.

    The principal executive offices of Country Fresh are located at 2555 Buchanan, S.W., Grand Rapids, Michigan 49518-0814, telephone number: (616) 243-0173.

                              RECENT DEVELOPMENTS

    On September 28, 1997, Suiza Foods entered into an agreement pursuant to which a subsidiary of Suiza Foods would merge with Morningstar and Morningstar would become a wholly-owned subsidiary of Suiza Foods (the "Morningstar Merger"). In this stock-for-stock transaction, Suiza Foods will issue approximately 12.5 million shares of Suiza Common Stock to Morningstar's stockholders and will assume outstanding stock options of Morningstar, which will be converted into substitute options to purchase approximately 3.0 million additional shares of Suiza Common Stock. Morningstar reported pro forma revenues of approximately $528 million for 1996. See "Recent Developments."


    Morningstar is a national manufacturer, distributor and marketer of refrigerated, shelf-stable and frozen food products. Its established branded products include: International Delight-Registered Trademark- gourmet-flavored and non-flavored coffee creamers, Second Nature-Registered Trademark-refrigerated no-cholesterol egg substitute, Mocha Mix-Registered Trademark-non-dairy coffee creamers, Naturally Yours-Registered Trademark- fat-free and regular real dairy sour cream, Jon Donaire-Registered Trademark- cheesecakes and desserts, Wacky Willie-TM- flavored shakes and, in the western two-thirds of the United States, Lactaid-Registered Trademark- lactose-free and lactose-reduced milks produced under license from McNeil Consumer Products Company (a subsidiary of Johnson & Johnson). Morningstar also specializes in providing private label refrigerated, shelf-stable and frozen products to grocery warehouses, bakery/industrial companies, club stores and dairy companies. For further information regarding the Morningstar Merger and the business of Morningstar, see "Recent Developments."



    In connection with the Morningstar Merger, Suiza Foods has received a commitment letter from its senior lenders to enter into a new credit facility that would increase Suiza Foods' total borrowing capacity to approximately $1.25 billion. See "Recent Developments."


                      THE MERGER AND THE MERGER AGREEMENT

RECOMMENDATION OF THE BOARD OF DIRECTORS OF COUNTRY FRESH


    The Board of Directors of Country Fresh (the "Country Fresh Board") has unanimously approved the Merger Agreement and determined that the Merger is fair to and in the best interests of Country Fresh and its shareholders. THE COUNTRY FRESH BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF COUNTRY FRESH VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT. For a discussion of the factors considered by the Board of Directors of Country Fresh in reaching its decision, see "The Merger--Reasons for the Merger--Country Fresh" and "--Recommendation of the Board of Directors of Country Fresh." In considering the recommendation of the Country Fresh Board with respect to the Merger, shareholders of Country Fresh should be aware that certain officers and directors have direct or indirect interests in recommending the Merger, apart from their interests as shareholders of Country Fresh, which are not identical to those of unaffiliated shareholders of Country Fresh. See "The Merger--Interests of Certain Persons in the Merger."


OPINION OF THE FINANCIAL ADVISOR TO COUNTRY FRESH

    The Country Fresh Board has received an opinion from its financial advisor, The Ohio Company, to the effect that the consideration to be received by the shareholders of Country Fresh in the Merger is fair from a financial point of view. The full text of the written opinion of The Ohio Company is attached to this Proxy Statement/Prospectus as Appendix B. See "The Merger--Opinion of the Financial Advisor to Country Fresh."

CERTAIN TERMS OF THE MERGER AGREEMENT

    GENERAL DESCRIPTION OF THE MERGER. At the Effective Time, Merger Sub will merge with and into Country Fresh, and Country Fresh will become a wholly-owned subsidiary of Suiza Foods. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Country Fresh Common Stock outstanding immediately prior to the Effective Time will be converted into .5454 shares of Suiza Common Stock, subject to the "Top Up" provisions described below, and each share of Country Fresh Preferred Stock outstanding immediately prior to the Effective Time (other than Country Fresh Preferred Stock whose holders exercise their statutory dissenters' rights) will be converted into one share of Suiza Preferred Stock having rights and preferences substantially identical to the Country Fresh Preferred Stock. If the Average Price is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with the Top Up Request, then the total number of shares of Suiza Common Stock to be issued in the Merger will be increased to have an aggregate value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Common Stock to be issued or to terminate the Merger Agreement. See "Certain Terms of the Merger Agreement--Top Up Provisions."

    Assuming that the Average Price equals or exceeds $36.00 and based on the number of shares of Country Fresh Common Stock outstanding on September 30, 1997, a total of 1,911,075 shares of Suiza Common Stock will be issued to holders of Country Fresh Common Stock in the Merger. Based on the number of shares of Suiza Common Stock outstanding on September 30, 1997, this would result in the former holders of Country Fresh Common Stock owning approximately 12.1% of the total number of shares of Suiza Common Stock to be outstanding immediately after the Merger. On the same basis, but giving effect to the issuance of an additional 12.5 million shares of Suiza Common Stock in the Morningstar Merger, the former holders of Country Fresh Common Stock would own approximately 6.8% of the total number of shares of Suiza Common Stock to be outstanding. See "Recent Developments" for a description of the Morningstar Merger.


    Based on the number of shares of Country Fresh Preferred Stock outstanding on September 30, 1997, Suiza Foods will issue a total of 11,691 shares of Suiza Preferred Stock in the Merger. Such shares would represent 100% of the Suiza Preferred Stock outstanding after the Merger and the Morningstar Merger.


    MANNER AND BASIS OF CONVERTING SHARES. At or prior to the Effective Time, Suiza Foods will deposit with a bank or trust company (the "Exchange Agent"), for the benefit of holders of Country Fresh Capital Stock, certificates evidencing the number of shares of Suiza Common Stock and Suiza Preferred Stock to be issued in the Merger. As soon as practicable following the Effective Time, Suiza Foods will cause the Exchange Agent to mail to each record holder of Country Fresh Capital Stock at the Effective Time a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging Country Fresh Capital Stock certificates for certificates evidencing Suiza Common Stock and Suiza Preferred Stock. No fractional shares of Suiza Common Stock will be issued in the Merger. In lieu of fractional shares, Suiza Foods will cause the Exchange Agent to pay an amount in cash (without interest) based on an assumed value of $40.00 per share of Suiza Common Stock.


    COUNTRY FRESH OPTIONS. Options to purchase a total of 420,000 shares of Country Fresh Common Stock (the "Stock Options") are currently outstanding under Country Fresh's existing stock option plans, all of which are held by Delton C. Parks, Country Fresh's President and Chief Executive Officer. In connection with the Merger, Suiza Foods will assume the Stock Options and take such actions as may be necessary, including amending the Stock Options and related stock option plans, to substitute Suiza Common Stock for the Country Fresh Common Stock purchasable thereunder. Assuming all 420,000 Stock Options remain unexercised as of the Effective Time, the options assumed by Suiza Foods will be exercisable to purchase a total of 229,068 shares of Suiza Common Stock at an exercise price of $10.08 per share. However, if Country Fresh delivers and Suiza Foods accepts a Top Up Request (as described above), the Stock Options will be exercisable for a number of shares of Suiza Common Stock equal to (a) 229,068 times $36.00 divided by (b) the Average Price. The per share exercise price will be calculated by (a) multiplying $10.08 by the Average Price and (b) dividing by $36.00. Subject to the foregoing, the assumed options will have the same terms and conditions as the outstanding options being assumed and will not give the optionee additional benefits that he did not have before such assumption.


    GOVERNMENTAL AND REGULATORY APPROVALS. Consummation of the Merger is conditioned upon the expiration or early termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and will also require the declaration by the Commission of the effectiveness of the Suiza Registration Statement under the Securities Act and the filing of a Certificate of Merger with the Department of Consumer and Industry Services of the State of Michigan.


    CONDITIONS TO THE MERGER. The respective obligations of Suiza Foods and Country Fresh to effect the Merger are subject to the effectiveness of the Suiza Registration Statement, shareholder approval, the expiration or termination of the applicable waiting period under the HSR Act, the receipt of a pooling letter and tax opinions and certain customary and other conditions. See "Certain Terms of the Merger Agreement--Conditions to the Merger."

    COVENANTS. The Merger Agreement includes various affirmative and negative covenants of Country Fresh and Suiza Foods designed to insure that, prior to the Effective Time, they operate their respective businesses in all material respects only in the usual and ordinary course, consistent with past practices. See "Certain Terms of the Merger Agreement--Covenants."

    NON-SOLICITATION. Country Fresh has agreed that it will not, and will use all reasonable best efforts to cause its subsidiaries and affiliates not to, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined in the Merger Agreement). Notwithstanding the foregoing, nothing in the Merger Agreement will prohibit the Country Fresh Board from (a) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited BONA FIDE proposal for a Competing Transaction from a person or entity reasonably believed by Country Fresh to have the financial ability to consummate the Competing Transaction (as defined in the Merger Agreement) on a timely basis, if, and only to the extent that (i) Country Fresh has complied fully and in a timely manner with its obligations to notify Suiza Foods of all material terms of the Competing Transaction in accordance with the Merger Agreement, (ii) the Country Fresh Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Country Fresh Board to comply with its fiduciary duties to the shareholders of Country Fresh under applicable law and (iii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity Country Fresh (A) provides prior written notice to Suiza Foods to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (B) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in the confidentiality agreement between Suiza Foods and Country Fresh; (b) failing to make or withdrawing or modifying its recommendation for the Merger; or (c) making or disclosing any position or taking any other action if the Country Fresh Board, after consultation with and based on the advice of independent legal counsel, determines in good faith that such action is necessary for the Country Fresh Board to comply with its fiduciary duties to the shareholders of Country Fresh under applicable law. See "Certain Terms of the Merger--Non-Solicitation."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    No ruling from the Internal Revenue Service ("IRS") has been or will be requested in connection with the Merger. At Closing, Country Fresh will receive from its counsel, Warner Norcross & Judd LLP, an opinion to the effect that (a) the Merger will constitute a reorganization within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), (b) Suiza Foods, Merger Sub and Country Fresh will each be a party to that reorganization within the meaning of section 368(b) of the

Code, (c) Suiza Foods, Merger Sub and Country Fresh will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, (d) no gain or loss will be recognized by the shareholders of Country Fresh who receive shares of Suiza Common Stock or Suiza Preferred Stock in the Merger, except to the extent of any cash received in lieu of a fractional share of Suiza Common Stock, (e) the basis of Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, be the same as the basis of the respective shares of the Country Fresh Capital Stock surrendered in exchange therefor, (f) the holding period of the Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, include the period during which the Country Fresh Capital Stock surrendered in exchange therefor was held, provided that the Country Fresh Capital Stock was, in each instance, held as a capital asset in the hands of the shareholder of Country Fresh at the Effective Time, and (g) no gain or loss will be recognized by the holder of the Stock Options by reason of the issuance of replacement stock options for shares of Suiza Common Stock. Such opinion is subject to certain assumptions and based on certain representations of Suiza Foods, Merger Sub and Country Fresh. Shareholders of Country Fresh should be aware that such opinion is not binding on the IRS and no assurance can be given that the IRS will not adopt a contrary position or that a contrary IRS position would not be sustained by a court. Any holder of Country Fresh Preferred Stock that exercises his or her statutory dissenters' rights in connection with the Merger and consequently receives payment in cash for his or her shares of Country Fresh Preferred Stock will recognize gain or loss with respect to such stock to the extent that the amount realized from the exercise of dissenter's rights exceeds or is less than such holder's tax basis in such stock. For a discussion of these and other federal income tax considerations in connection with the Merger, see "The Merger--Certain Federal Income Tax Consequences."

ANTICIPATED ACCOUNTING TREATMENT

    Suiza Foods anticipates that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. One of the conditions to the Merger is that Suiza Foods and Country Fresh must be advised in writing by Deloitte & Touche LLP on the closing date of the Merger (the "Closing Date"), that the Merger should be treated as a pooling of interests for financial accounting purposes. See "The Merger--Anticipated Accounting Treatment."

RESTRICTIONS ON RESALE BY AFFILIATES


    The shares of Suiza Common Stock and Suiza Preferred Stock to be issued in connection with the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Country Fresh prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Suiza Foods, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. In addition, each director and executive officer of Country Fresh has executed a written agreement to the effect that such person will not sell, transfer or otherwise dispose of any shares of Country Fresh Capital Stock, Suiza Common Stock or Suiza Preferred Stock, as the case may be, during the period commencing 30 days prior to the Effective Time and ending upon the publication of financial results that include at least 30 days of post-Merger combined operations of Suiza Foods and Country Fresh (the "Pooling Period") and that such person will not sell, transfer or otherwise dispose of Suiza Common Stock or Suiza Preferred Stock at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145. See "The Merger--Restrictions on Resale by Affiliates."


INTERESTS OF CERTAIN PERSONS IN THE MERGER


    Certain members of Country Fresh's management and the existing Country Fresh Board may be deemed to have interests in the Merger in addition to their interests as shareholders of Country Fresh generally. These include provisions in the Merger Agreement and other agreements relating to: (a) the appointment of Delton Parks as a director of Suiza Foods following the Merger; (b) the employment of Mr. Parks by Country Fresh following the Merger and the continuation of certain existing employee benefit plans; (c) the assumption by Suiza Foods of the Stock Options held by Mr. Parks; and (d) the agreement of Suiza Foods to indemnify and hold harmless all past and present officers, directors, employees and agents of Country Fresh and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of or related to any acts or omissions, or alleged acts or omissions, occurring at or prior to the Effective Time to the same extent and on the same terms and conditions currently provided. Upon consummation of the Merger, 17 members of Country Fresh management will be paid retention bonuses not to exceed $740,000 in the aggregate. In addition, members of the Country Fresh Board will be paid accrued but unpaid compensation for services rendered pursuant to pre-existing compensation agreements, in the approximate aggregate amount of $480,000. See "The Merger--Interests of Certain Persons in the Merger."


DISSENTERS' RIGHTS

    Holders of Country Fresh Preferred Stock are entitled to dissenters' rights under the Michigan Business Corporation Act (the "MBCA") pursuant to which such holders may dissent from the Merger and obtain payment for their shares of Country Fresh Preferred Stock in accordance with the provisions of Sections 761 through 774 of the MBCA, copies of which are attached to this Proxy Statement/Prospectus as Appendix C. Holders of Country Fresh Common Stock are not entitled to dissenters' rights as a result of the Merger. See "The Merger--Dissenters' Rights."

MANAGEMENT AND OPERATIONS AFTER THE MERGER

    Once the Merger is consummated, the separate corporate existence of Merger Sub will cease, and Country Fresh, as the surviving corporation of the Merger (the "Surviving Corporation"), will succeed to all of the assets, rights and obligations of Merger Sub and will be a wholly-owned subsidiary of Suiza Foods. Pursuant to the Merger Agreement, (a) the articles of incorporation of Country Fresh, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation, until amended as provided therein and pursuant to the MBCA; (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, until amended as provided therein and pursuant to the MBCA; (c) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified; and (d) the officers of Country Fresh immediately prior to the Effective Time will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. See "The Merger--Management and Operations After the Merger."

TERMINATION OR AMENDMENT OF THE MERGER AGREEMENT

    TERMINATION. The Merger Agreement may be terminated prior to the Effective Time under certain circumstances. See "Certain Terms of the Merger Agreement--Termination or Amendment of the Merger Agreement."

    AMENDMENT. The Merger Agreement may be amended by Suiza Foods and Country Fresh by action taken by or on behalf of their respective boards of directors, as applicable, at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the requisite vote of Country Fresh shareholders, no amendment may be made, which under applicable law may not be made without the approval of such shareholders. See "Certain Terms of the Merger Agreement--Termination or Amendment of the Merger Agreement."


    EXPENSES; TERMINATION FEE. All out-of-pocket expenses incurred by or on behalf of the parties in connection with the Merger, the Merger Agreement, this Proxy Statement/Prospectus and the related transactions will be borne solely and entirely by the party that has incurred such expenses. Notwithstanding the foregoing, if the Merger Agreement is terminated under certain circumstances, then Country Fresh will pay to Suiza Foods a fee of $500,000, and reimburse all of Suiza Foods' expenses up to $500,000. In addition, if the foregoing fee is payable and if any Competing Transaction is consummated within 180 days after such termination, then Country Fresh will pay, in addition to the foregoing, a fee of $4,000,000. See "Certain Terms of the Merger Agreement--Expenses."

                        COMPARISON OF SHAREHOLDER RIGHTS

    The rights of Country Fresh's shareholders are currently governed by Michigan law and by Country Fresh's Articles of Incorporation and Bylaws. Upon effectiveness of the Merger, Country Fresh's shareholders will become stockholders of Suiza Foods, a Delaware corporation, and their rights as Suiza Foods stockholders will be governed by Delaware law and by Suiza Foods' Certificate of Incorporation and Bylaws. See "Comparison of Shareholder Rights."

                              THE SPECIAL MEETING


    The Special Meeting will be held at 10:00 a.m., local time, on November 25, 1997 at The Holiday Inn Crowne Plaza, at 5700 28th Street, Grand Rapids, Michigan 49546. The purpose of the Special Meeting is to consider and vote upon
(a) a proposal to approve the Merger Agreement and (b) such other matters as may properly be brought before the Special Meeting. Only holders of record of Country Fresh Capital Stock at the close of business on the Record Date, October 21, 1997, are entitled to notice of, and to vote at, the Special Meeting. On the Record Date, there were approximately 185 record holders of the 3,503,987 shares of Country Fresh Common Stock then issued and outstanding and entitled to vote at the Special Meeting and approximately 54 record holders of the 11,691 shares of Country Fresh Preferred Stock then issued and outstanding and entitled to vote at the Special Meeting. Approval of the Merger Agreement requires the affirmative vote of a majority of the issued and outstanding Country Fresh Common Stock and Country Fresh Preferred Stock, voting together as a single class, and a majority of the issued and outstanding Country Fresh Preferred Stock, voting as a separate class. See "The Special Meeting."


    No vote of the stockholders of Suiza Foods is required in order to complete the Merger.

                      STOCK PRICE AND DIVIDEND INFORMATION


    SUIZA FOODS. The Suiza Common Stock began trading on the Nasdaq Stock Market National Market System ("Nasdaq") on April 17, 1996. Effective March 5, 1997, the Suiza Common Stock began trading on the NYSE. The following table sets forth, for the periods from April 17, 1996 to October 10, 1997, the high and low sales prices of the Suiza Common Stock as quoted on the Nasdaq and the NYSE, as applicable. On October 22, 1997, the last reported sale price of the Suiza Common Stock on the NYSE was $51.47 per share. At September 30, 1997, there were approximately 77 record holders of Suiza Common Stock.



                                                                                PRICE RANGE OF
                                                                                 COMMON STOCK
                                                                             --------------------
                                                                               HIGH        LOW
                                                                             ---------  ---------
Year Ended December 31, 1996:
  Second Quarter (from April 17, 1996).....................................  $   18.75  $   14.00
  Third Quarter............................................................  $   17.75  $   15.75
  Fourth Quarter...........................................................  $   20.75  $   16.75
Year Ended December 31, 1997:
  First Quarter............................................................  $   29.25  $   19.50
  Second Quarter...........................................................  $   42.00  $   24.75
  Third Quarter............................................................  $   57.50  $   39.13
  Fourth Quarter (through October 22, 1997)................................  $   55.00  $   47.00


    Suiza Foods has never declared or paid a cash dividend on the Suiza Common Stock. Management intends to retain all earnings to cover working capital fluctuations and to fund capital expenditures, scheduled debt repayments and acquisitions, and does not anticipate paying cash dividends on the Suiza Common Stock in the foreseeable future. In addition, Suiza Foods' senior credit facility prohibits the payment of dividends by Suiza Foods on any shares of Suiza Common Stock, other than dividends payable solely in shares of Suiza Common Stock and the terms of the Suiza Preferred Stock will restrict payment of dividends on Suiza Common Stock. See "Description of Suiza Capital Stock--Preferred Stock."

    No shares of Suiza Preferred Stock are currently outstanding. The Suiza Preferred Stock to be issued pursuant to the Merger will not be listed for trading on any exchange or automated quotation system, and it is unlikely that an active trading market will develop for the Suiza Preferred Stock, which immediately following the Merger will be held by approximately 54 holders (assuming no holders of Country Fresh Preferred Stock exercise their statutory dissenters' rights).


    COUNTRY FRESH. Neither the Country Fresh Common Stock nor the Country Fresh Preferred Stock is traded on any market. There are 185 record holders of Country Fresh Common Stock and 54 record holders of Country Fresh Preferred Stock.


    Country Fresh has not declared or paid any dividends on the Country Fresh Common Stock within the past two fiscal years or any subsequent period. Certain restrictions contained in financing agreements to which Country Fresh is a party limit Country Fresh's ability to pay dividends on the Country Fresh Common Stock. For example, the loan agreement between Country Fresh and Harris Trust and Savings Bank and Old Kent Bank dated April 11, 1995, as amended, provides that Country Fresh may not pay dividends on the Country Fresh Common Stock, with certain exceptions. One of these exceptions allows Country Fresh to pay dividends on the Country Fresh Common Stock during any fiscal quarter if, for the 12-month period ending on the last day immediately preceding the first day of that fiscal quarter, Country Fresh has a Consolidated Cash Flow Coverage Ratio (as defined in that agreement) of not less than 2.0 to 1.0. Country Fresh's management has no current plans to declare or pay any dividends on the Country Fresh Common Stock.

    The loan agreement described above also exempts dividend payments on the Country Fresh Preferred Stock. Under Country Fresh's Articles of Incorporation, holders of Country Fresh Preferred Stock are entitled to receive, in preference to the holders of Country Fresh Common Stock, when, as and if declared by Country Fresh's Board of Directors, out of funds legally available for distribution to shareholders, cumulative dividends of $25.60 per share per year, and no more. Such dividends on the Country Fresh Preferred Stock accumulate and (if declared) are payable semiannually on the first day of March and September in each year (or, if those days are not business days, then the next succeeding business day). Under Country Fresh's Articles of Incorporation, so long as any Country Fresh Preferred Stock is outstanding, no dividends may be declared and paid on the Country Fresh Common Stock until all dividends accrued on the Country Fresh Preferred have been paid for the current and all prior periods.


    EQUIVALENT PER SHARE PRICES. The following table sets forth the last reported sale price of the Suiza Common Stock on September 18, 1997, the last trading day preceding public announcement of the Merger, and on October 22, 1997, the last practicable day prior to the mailing of this Proxy Statement/Prospectus. The equivalent per share price of the Country Fresh Common Stock was determined by multiplying the last reported sale price of a share of Suiza Common Stock at each specified date by an assumed exchange ratio in the Merger of .5454 (assuming that the Average Price equals or exceeds $36.00). These assumptions are made solely for the purpose of calculating the pro forma data presented below and are not intended to be, nor should they be, interpreted as a representation or approximation of the actual exchange ratio in the Merger or the value of the Suiza Common Stock to be issued in the Merger. For a discussion of the terms upon which Country Fresh Common Stock will be converted into Suiza Common Stock in the Merger, see "The Merger--General Description of the Merger."



                                                                         EQUIVALENT PRICE PER
                                                      PRICE OF SUIZA       SHARE OF COUNTRY
                                                           FOODS                 FRESH
                                                       COMMON STOCK          COMMON STOCK
                                                    -------------------  ---------------------
September 18, 1997................................       $   45.25             $   24.68
October 22, 1997..................................       $   51.47             $   28.07


    The market price of the Suiza Common Stock will fluctuate between the date of this Proxy Statement/ Prospectus and the Effective Date. The market value per share of Suiza Common Stock that Country Fresh shareholders ultimately receive in the Merger and the Average Price used in calculating the number of shares of Suiza Common Stock to be issued could be more or less than the market value of the Suiza Common Stock on the date of this Proxy Statement/Prospectus. No assurance can be given concerning the Average Price or the market price of the Suiza Common Stock before or after the Effective Date.

                       COMPARATIVE PER COMMON SHARE DATA

    Set forth below are the earnings and book value per common share of Suiza Foods and Country Fresh on an historical basis, of Suiza Foods on a pro forma basis, and on an equivalent pro forma basis for Country Fresh. See "Pro Forma Financial Data."

    The information set forth below should be read in conjunction with the respective audited and unaudited consolidated financial statements and related notes of Suiza Foods, Country Fresh and Morningstar incorporated by reference or included elsewhere in this Proxy Statement/Prospectus and the pro forma financial data included elsewhere in this Proxy Statement/Prospectus. The pro forma financial data is not necessarily indicative of the operating results or financial position that would have occurred had the mergers been consummated at the beginning of the earliest period presented and should not be construed as indicative of future operations.

                                  SUIZA FOODS

                                                                                                             SIX MONTHS
                                                                                      YEAR ENDED             ENDED JUNE
                                                                                     DECEMBER 31,                30,
                                                                            -------------------------------  -----------
                                                                              1994       1995       1996        1997
                                                                            ---------  ---------  ---------  -----------
                                                                                                             (UNAUDITED)
HISTORICAL PER COMMON SHARE DATA:
  Net earnings (loss)(1)..................................................  $     .66  $   (1.64) $    2.59   $    1.36
  Book value(2)...........................................................       1.80       1.50       8.71       13.65
UNAUDITED PRO FORMA PER COMMON SHARE DATA:
  Net earnings(1).........................................................  $     .76  $     .64  $    2.45   $    1.48
  Book value(3)...........................................................        N/A        N/A       7.59       10.76

                                 COUNTRY FRESH

                                                                                                             20 WEEKS
                                                                                 YEAR ENDED                 ENDED JULY
                                                                   --------------------------------------       19,
                                                                   FEBRUARY 25,   MARCH 2,     MARCH 1,    -------------
                                                                       1995         1996         1997          1997
                                                                   ------------  -----------  -----------  -------------
                                                                                                            (UNAUDITED)
HISTORICAL PER COMMON SHARE DATA:
  Net earnings(1)................................................   $      .22    $    1.04    $    1.75     $    1.07
  Book value(2)..................................................         6.70         6.11         7.94          9.07
UNAUDITED EQUIVALENT PRO FORMA PER COMMON SHARE DATA:
  Net earnings(4)................................................   $      .41    $     .35    $    1.34     $     .81
  Book value(5)..................................................          N/A          N/A         4.14          5.87

------------------------------

(1) Earnings per share is calculated by dividing total actual historical and pro forma net income applicable to common stock for the indicated periods by the actual historical and pro forma weighted average number of shares of common stock outstanding, as adjusted for stock splits, for the period indicated.

(2) Book value per share is calculated by dividing the total actual historical common stockholders' equity as of the end of the indicated period by the actual historical number of common shares outstanding as of the same date.

(3) The pro forma common stockholders' book value per share of Suiza Common Stock is based upon the pro forma total common stockholder's equity for Suiza Foods, Morningstar and Country Fresh as of the end of the period indicated, divided by total pro forma common shares of the combined entities as of the same date.


(4) The pro forma equivalent earnings per common share represents the pro forma earnings per common share for the indicated periods multiplied by the assumed exchange ratio of .5454 shares of Suiza Common Stock for each weighted average share of Country Fresh Common Stock for the period indicated.



(5) The pro forma equivalent book value per share of Country Fresh Common Stock represents the pro forma book value per common share as of the end of the period indicated multiplied by the assumed exchange ratio of .5454 shares of Suiza Common Stock for each share of Country Fresh Common Stock.

                        SUMMARY PRO FORMA FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following summary pro forma financial data are based on adjustments to the historical consolidated balance sheets and related consolidated statements of income of Suiza Foods to give effect to the Merger and the Morningstar Merger using the pooling of interests method of accounting and, for the year ended December 31, 1996 and the six-month period ended June 30, 1997, the purchase business combinations completed by Suiza Foods and Morningstar during 1996 and 1997.

    Country Fresh's consolidated financial statements are based on a fiscal year ending on the Saturday nearest to the end of February, while the fiscal years of Suiza Foods and Morningstar end on December 31. As a result, the unaudited pro forma financial information combines different fiscal periods. The unaudited pro forma balance sheet as of June 30, 1997 assumes that the above described transactions occurred as of such date and reflects the combination of the historical balance sheet of Suiza Foods and Morningstar as of June 30, 1997 with the historical balance sheets of Country Fresh as of July 19, 1997.

    The pro forma statements of income for the years ended December 31, 1994, 1995 and 1996 and the six-month period ended June 30, 1997 (a) assume that the merger with Country Fresh and the merger with Morningstar had been consummated as of January 1, 1994, and combine the historical results of operations of Suiza Foods and Morningstar for those periods with the historical results of operations of Country Fresh for the fiscal years ended February 25, 1995, March 2, 1996 and March 1, 1997, and the six-month period (26 weeks) ended July 19, 1997, respectively, and (b) assume that the business combinations completed by Suiza Foods and Morningstar during 1996 and 1997 on a purchase accounting basis had been consummated as of January 1, 1996. For ease of reference, all column headings used in such table refer to the period-ended date of Suiza Foods.


    The summary pro forma data presented below should be read in conjunction with the selected historical financial information of Suiza Foods, Country Fresh and Morningstar, the pro forma financial data and notes thereto, "Recent Developments" and the financial statements and other financial information included elsewhere in this Joint Proxy Statement/Prospectus and in the documents incorporated herein by reference by Suiza Foods and Morningstar. The unaudited pro forma income statement data are not necessarily indicative of the operating results that would have occurred had the Merger and the Morningstar Merger occurred on January 1, 1994, nor are they necessarily indicative of future operating results of the combined companies.


                                                                                                   UNAUDITED
                                                                           UNAUDITED               SIX MONTHS
                                                                   YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                                -------------------------------  --------------
                                                                  1994       1995       1996          1997
                                                                ---------  ---------  ---------  --------------

PRO FORMA INCOME STATEMENT DATA:
  Net sales...................................................  $ 938,866  $1,065,433 $2,014,626   $1,022,064
  Operating income............................................     49,470     57,910    135,171        80,118
  Interest expense, net.......................................     23,817     25,615     66,439        28,579
  Net income from continuing operations.......................     17,534     13,833     61,607        46,196
  Net income from continuing operations applicable to common
    shares....................................................     17,534     13,529     61,308        46,046
  Net earnings per common share...............................        .76        .64       2.45          1.48

  Weighted average common shares outstanding..................  23,106,841 21,036,608 25,066,383   31,113,819

PRO FORMA BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets................................................                                     $1,312,265
  Long term debt (excluding current portion)..................                                        729,825
  Preferred Stock.............................................                                          3,741
  Total common stockholders' equity...........................                                        321,851

                     SUMMARY FINANCIAL DATA OF SUIZA FOODS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following table sets forth selected historical consolidated financial data for Suiza Foods Corporation and subsidiaries for each of the three years in the period ended December 31, 1996 and for the unaudited six-month periods ended June 30, 1996 and 1997. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and unaudited interim financial statements and other financial information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

                                                                                                      UNAUDITED
                                                                                                   SIX MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                -------------------------------  --------------------
                                                                  1994       1995       1996       1996       1997
                                                                ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Net sales...................................................  $ 341,108  $ 430,466  $ 520,916  $ 225,307  $ 336,819
  Income from operations......................................     25,760     30,564     35,122     14,943     23,149
  Interest expense, net.......................................     19,279     19,921     17,470      8,488      6,580
  Income (loss) before extraordinary losses...................      4,245     (1,576)    27,929      4,936     24,399
  Net income (loss)(1)........................................      4,048    (10,038)    25,714      2,721     21,129
  Earnings (loss) per share:
    Income (loss) before extraordinary loss...................        .69       (.26)      2.81        .58       1.57
    Extraordinary loss........................................       (.03)     (1.38)      (.22)      (.26)      (.21)
    Net income (loss)(1)......................................        .66      (1.64)      2.59        .32       1.36

  Weighted average shares outstanding.........................  6,156,387  6,109,398  9,921,822  8,455,332  15,509,388

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets................................................  $ 238,952  $ 232,522  $ 384,148  $ 237,973  $ 402,306
  Long term debt, excluding current portion...................    173,327    171,745    226,693    134,334    128,150
  Total stockholders' equity..................................      9,887      9,460     93,532     60,789    208,633

------------------------

(1) Net income (loss) and related per share amounts include the following nonrecurring and extraordinary charges and benefits:

                                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
Merger, financing and other costs (a)......................  $  (1,602) $  (9,554) $    (354) $      --  $      --
Tax benefits (b)...........................................         --         --     13,950         --     11,500
Extraordinary loss from early extinguishment of debt (c)...       (197)    (8,462)    (2,215)    (2,215)    (3,270)
                                                             ---------  ---------  ---------  ---------  ---------
                                                             $  (1,799) $ (18,016) $  11,381  $  (2,215)     8,230
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

    (a) Consists of costs incurred in connection with the corporate combination pursuant to which Suiza Foods Corporation was formed as a holding company for certain pre-existing operations, an uncompleted public offering of shares of Suiza Foods' Common Stock, an uncompleted debt offering, uncompleted acquisitions and debt refinancing costs, net of associated income taxes of $58 in 1994, $684 in 1995 and $217 in 1996.

    (b) For 1996, includes the sale of Puerto Rico tax credits of $3,400 (net of related expenses), reflected in other income, and the recognition of $11,750 in deferred income tax benefits recorded as a credit to tax expense, both effects related to tax credits generated by Suiza-Puerto Rico, partially offset by additional income tax expense of $1,200 related to the sale of the tax credits. For the six months ended June 30, 1997, includes a nonrecurring gain of $18,100 net of discounts and related expenses, resulting from additional tax credits generated by Suiza-Puerto Rico that Suiza Foods subsequently sold to third parties, partially offset by additional income tax expense of $6,600 related to the sale of tax credits.

    (c) Net of associated income taxes of approximately $700 in 1995, $900 in 1996 and $2,000 for the six months ended June 30, 1997.

                     SUMMARY FINANCIAL DATA OF MORNINGSTAR
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following table sets forth selected historical consolidated financial data for The Morningstar Group, Inc. and subsidiaries for each of the three years in the period ended December 31, 1996 and for the unaudited six-month periods ended June 30, 1996 and 1997. Such data have been derived from, and should be read in conjunction with, the audited consolidated financial statements and unaudited interim financial statements and other financial information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

                                                                                                  UNAUDITED
                                                                                               SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                                            -------------------------------  --------------------
                                                              1994       1995       1996       1996       1997
                                                            ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Net Sales...............................................  $ 292,314  $ 304,730  $ 394,306  $ 167,417  $ 270,672
  Income from operations..................................     18,407     20,428     26,160     10,644     23,427
  Interest expense, net...................................      4,797      4,302      4,026      1,532      6,798
  Income from continuing operations(1)....................      9,321     11,340     14,576      6,294      9,961
  Net income..............................................     10,647     11,524     14,576      6,294      9,961
  Earnings per share:
    Income from continuing operations(1)..................        .62        .74        .96        .42        .64
    Income from discontinued operations...................        .09        .02         --         --         --
    Net income............................................        .71        .76        .96        .42        .64

  Weighted average shares outstanding.....................  15,050,538 15,245,562 15,133,887 14,778,316 15,643,651

BALANCE SHEET DATA (AT END OF PERIOD):
    Total assets..........................................  $ 165,265  $ 162,709  $ 355,991  $ 170,042  $ 352,323
    Long-term debt, excluding current portion.............     53,892     36,000    177,349     30,463    169,200
    Total common stockholders' equity.....................     66,802     77,323     88,788     79,748     99,443

------------------------------

(1) Represents income before income from discontinued operations of $1,326 in 1994 and $184 in 1995.

                    SUMMARY FINANCIAL DATA OF COUNTRY FRESH
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following table sets forth selected historical consolidated financial data for Country Fresh and subsidiaries for each of the three years in the period ended March 1, 1997 and for the unaudited 20 weeks ended June 20, 1996 and July 19, 1997. Such data has been derived from, and should be read in conjunction with, the audited and unaudited consolidated financial statements and financial information contained elsewhere in this Proxy Statement/Prospectus.

                                                                                                           UNAUDITED
                                                                             YEARS ENDED                 20 WEEKS ENDED
                                                                  ----------------------------------  --------------------
                                                                  FEBRUARY 25,  MARCH 2,   MARCH 1,   JULY 20,   JULY 19,
                                                                      1995        1996       1997       1996       1997
                                                                  ------------  ---------  ---------  ---------  ---------

INCOME STATEMENT DATA:
  Net sales.....................................................   $  310,164   $ 336,055  $ 353,037  $ 135,328  $ 136,154
  Operating income..............................................        5,303       6,918     10,841      6,028      6,451
  Interest expense (income), net................................         (259)      1,392      1,219        613        597
  Earnings from continuing
    operations (1)..............................................        3,968       4,069      6,673      3,642      4,029
  Net earnings..................................................        1,696       4,069      6,673      3,642      4,029
  Net earnings applicable to common shares......................        1,696       3,765      6,371      3,566      3,954
  Net earnings per common share:
    Earnings from continuing operations.........................          .52        1.04       1.75        .97       1.07
    Cumulative effect of change in accounting...................         (.30)         --         --         --         --
    Net earnings................................................          .22        1.04       1.75        .97       1.07

  Weighted average common shares outstanding....................    7,622,840   3,609,245  3,636,519  3,631,758  3,685,236
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets..................................................   $   98,870   $  94,765  $  99,206  $ 105,565  $ 101,942
  Long term debt, excluding current portion.....................       14,217      32,152     28,571     36,318     26,523
  Preferred stock...............................................       --           3,800      3,741      3,800      3,741
  Total common stockholders' equity.............................       51,265      21,326     27,793     25,002     31,775

------------------------------

(1) Represents earnings before cumulative effect of change in accounting for post-retirement benefits other than pensions.

                                  RISK FACTORS


    IN CONSIDERING THE MATTERS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS, SHAREHOLDERS OF COUNTRY FRESH SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE SIGNIFICANT RISKS AND SPECULATIVE FACTORS DESCRIBED BELOW, WHICH ARE ASSOCIATED WITH AN INVESTMENT IN SUIZA COMMON STOCK AND SUIZA PREFERRED STOCK UPON CONSUMMATION OF THE MERGER.


RISKS ASSOCIATED WITH ACQUISITION STRATEGY

    Suiza Foods' strategy is to continue to expand its dairy, ice, food distribution and related food businesses primarily through acquisitions of strong regional operators in new markets and consolidating or add-on acquisitions in its existing markets. Suiza Foods will evaluate specific acquisition opportunities based on market conditions and economic factors existing at the time and intends to pursue favorable opportunities as they arise. Suiza Foods may encounter increased competition for acquisitions in the future, which could result in acquisition prices that Suiza Foods does not consider acceptable. There can be no assurance that Suiza Foods will find suitable acquisition candidates at acceptable prices or succeed in integrating acquired businesses into Suiza Foods' existing business or in retaining key customers of acquired businesses. There can also be no assurance that Suiza Foods will have sufficient available capital resources to realize its acquisition strategy. See "--Substantial Indebtedness" and "Business of Suiza Foods--Business Strategy."


    Although Suiza Foods often acquires operations in new markets, which require minimal integration, the success of Suiza Foods' acquisition strategy is also dependent on the ability of Suiza Foods to integrate add-on acquisitions into Suiza Foods' existing operations in established markets. In addition, Suiza Foods' recent growth has placed, and is expected to continue to place, a significant strain on its management, operational and financial resources. Suiza Foods has recently entered into an agreement to acquire Morningstar, which will significantly expand and will require integration into Suiza Foods' operations. See "Recent Developments." There can be no assurance that the integration and management of these operations and future acquired operations will not require the investment of capital or result in unforeseen difficulties or absorb significant management resources at levels higher than that anticipated by management, or that Suiza Foods will realize meaningful economies of scale or operating efficiencies from its acquisitions. The failure of Suiza Foods to successfully integrate and manage acquired operations could have a material adverse effect on Suiza Foods. See "Business of Suiza Foods--Business Strategy" and
"--The 1997 Acquisitions."


COMPETITION

    Suiza Foods' regional dairy businesses are subject to significant competition from regional dairy operations and large national food service distributors that operate in Suiza Foods' markets. Competition in the dairy processing, fruit drink and food distribution businesses is based primarily on service, price, brand recognition, quality and breadth of product line. Certain of Suiza Foods' competitors are large, well capitalized and may have greater financial, operational and marketing resources than Suiza Foods. See "Business of Suiza Foods--Competition--Dairy."


    The dairy industry has excess capacity and has been in the process of consolidation for many years. Excess capacity has resulted from the development of more efficient manufacturing techniques, the establishment of captive dairy manufacturing operations by large grocery retailers and relatively little growth in the demand for fresh milk products. Any expansion of production capacity in a regional market could adversely affect Suiza Foods' results of operations in such market. See "Business of Suiza Foods-- Industry Overview--Dairy."


    The plastic container manufacturing industry is also subject to significant competition. Suiza Foods competes with larger independent manufacturing companies and vertically integrated food and industrial companies that operate captive plastic container manufacturing facilities. The primary competitive factors in the plastic container manufacturing industry are price, quality and service. Many of the Suiza Foods' competitors are larger and better capitalized than Suiza Foods, and have greater resources than Suiza Foods. See "Business of Suiza Foods--Competition--Plastics."



    The packaged ice business is also highly competitive. Suiza Foods faces a number of competitors in the packaged ice business, including smaller independent ice manufacturers, convenience and grocery retailers that operate captive commercial ice plants and retailers that manufacture and package ice at store locations. Competition exists primarily on a regional basis, with service, price and quality as the principal competitive factors. A significant increase in the utilization of captive commercial ice plants or on-site manufacturing by operators of large retail chains served by Suiza Foods could have an adverse effect on Suiza Foods' operations. See "Business of Suiza Foods--Competition--Ice."


SUBSTANTIAL INDEBTEDNESS


    On June 30, 1997 (as adjusted to reflect the July 1, 1997 acquisition of Dairy Fresh and the July 31, 1997 acquisitions of Garelick Dairy and Franklin Plastics), Suiza Foods' total indebtedness and long-term debt (excluding current portion) were $551.4 million and $534.1 million, respectively, with long-term indebtedness (excluding current portion) representing 71% of total capitalization. In connection with its acquisition of Garelick Dairy and Franklin Plastics in July 1997, Suiza Foods increased the size of its existing senior credit facility from $300.0 million to $700.0 million in the aggregate. Suiza Foods' total indebtedness and long-term debt (excluding current portion), on a pro forma basis, as of June 30, 1997, after giving effect to the Merger and the Morningstar Merger would be $762.4 million and $729.8 million, respectively, with long-term indebtedness (excluding current portion) representing 69% of total capitalization.



    In connection with the Morningstar Merger, Suiza Foods intends to enter into the New Credit Facility (as defined), in order to increase its total borrowing capacity to approximately $1.25 billion. For a description of the New Credit Facility, see "Recent Developments." As a result, Suiza Foods would be able to incur substantial amounts of additional indebtedness in the future. The New Credit Facility and related debt service obligations are expected to (a) limit Suiza Foods' ability to obtain additional financing in the future, (b) require Suiza Foods to dedicate a significant portion of its cash flow to the payment of principal and interest on its indebtedness, thereby reducing the funds available to Suiza Foods for other purposes, (c) limit Suiza Foods' flexibility in planning for, or reacting to, changes in its business and market conditions, and
(d) impose additional financial and operational restrictions on Suiza Foods, including restrictions on dividends. See "Recent Developments" and "Pro Forma Financial Data."



    Suiza Foods' ability to make scheduled payments on its indebtedness and scheduled preferred stock dividend payments depends on its financial and operating performance, which is subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond Suiza Foods' control. Under its existing senior credit facilities, Suiza Foods has pledged substantially all of its assets to secure its indebtedness. Although the lenders would release such security interests under the proposed terms of the New Credit Facility, Suiza Foods would pledge the stock of most of its direct and indirect subsidiaries. The failure of Suiza Foods to comply with the financial and other restrictive covenants under its existing senior credit facilities or the New Credit Facility may result in an event of default which, if not cured or waived, could have a material adverse effect on Suiza Foods. Suiza Foods has entered into various interest rate agreements to reduce its exposure to interest rate fluctuations under its senior credit facilities, which have the effect of fixing Suiza Foods' interest rate with respect to a portion of its indebtedness under its senior credit facilities. Suiza Foods remains subject to interest rate risk, however, with respect to a substantial portion of its indebtedness.


GOVERNMENT REGULATION; RAW MATERIAL COSTS

    The supply and price of milk in Puerto Rico are regulated under Puerto Rico law. The government of Puerto Rico establishes an industry-wide production ceiling and sets the prices that may be charged for milk at the dairy farm level and the maximum prices that may be charged at the processor and retail levels. These prices are reviewed, typically on an annual basis, and remain fixed unless changed by the government. The price controls in Puerto Rico make Suiza Foods vulnerable to increases in the costs of manufacturing, packaging and distributing its products. There can be no assurance that Suiza Foods' operating results will not be adversely affected by price levels set by the government of Puerto Rico. See "Business of Suiza Foods--Raw Materials and Supply--Dairy."


    The price of raw milk in the United States fluctuates based on supply and demand, with minimum support prices established monthly on a regional basis by federal or state government agencies. In 1996, Congress passed legislation to phase out support prices over a specified period. There can be no assurance that a material increase in milk prices in the United States will not occur or that any such increase would not reduce the profitability of Suiza Foods' operations. See "Business of Suiza Foods--Raw Materials and Supply--Dairy."


    As a manufacturer and distributor of food products, Suiza Foods is subject to federal, state and local laws and regulations governing the manufacture (including composition and ingredients), labeling, packaging and safety of food. The Federal Food and Drug Administration and various state and local agencies are authorized to enforce these laws and regulations by inspecting Suiza Foods' facilities and requiring remedial action where necessary. Although Suiza Foods maintains quality control programs designed to address these issues, an actual or perceived problem with the quality or safety of products at any of Suiza Foods' facilities could lead to product withdrawals, product recalls, remediation expenses, temporary plant closings and related negative publicity, any of which could have a material adverse effect on Suiza Foods. Suiza Foods' operations are also subject to other federal, Puerto Rico, state and local governmental regulation.


DEPENDENCE ON KEY PERSONNEL

    The future success of Suiza Foods' business operations is dependent in part on the efforts and skills of certain key members of management, including Gregg
L. Engles, Chairman and Chief Executive Officer of Suiza Foods. The loss of any of its key members of management could have an adverse effect on Suiza Foods.

LIMITATIONS ON FAVORABLE TAX TREATMENT

    Under Section 936 of the Code, a portion of Suiza Foods' income derived from its dairy, fruit drink and plastic container manufacturing operations in Puerto Rico qualifies for a tax credit that has the effect of reducing or eliminating United States income taxes on income derived from these operations. In the Revenue Reconciliation Act of 1993, the United States Congress imposed certain limitations on the availability of the Section 936 credit. In August 1996, Congress passed the Small Business Job Protection Act of 1996 which contains further restrictions on the availability of Section 936 credits and eliminates
Section 936 altogether by December 31, 2005. These limitations, combined with certain other provisions in the Code that govern the allocation among affiliated corporations of credits under Section 936, may limit the amount of tax credits available to Suiza Foods prior to the expiration of Section 936.

ANTITAKEOVER PROVISIONS


    Suiza Foods' charter and bylaws contain provisions that may delay, defer or prevent a change in control of Suiza Foods. Among other things, these provisions: (a) authorize the Board of Directors to issue preferred stock in series with the terms of each series to be fixed by the Board of Directors; (b) divide the Board of Directors into three classes so that only approximately one-third of the total number of directors will be elected each year; (c) permit directors to be removed only for cause; and (d) specify advance notice requirements for stockholder proposals and director nominations. See "Comparison of Shareholder Rights."


ANTICIPATED ACCOUNTING TREATMENT

    Suiza Foods and Country Fresh anticipate that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical consolidated financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. One of the conditions to the Merger is that Suiza Foods and Country Fresh will have been advised in writing by Deloitte & Touche LLP, on the closing date of the Merger, that the Merger should be treated as a pooling of interests for accounting purposes. However, such opinions are not binding on the Commission.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This Proxy Statement/Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in this Proxy Statement/Prospectus, including without limitation, statements under "Summary," "Risk Factors," "Recent Developments," "The Merger--Reasons for the Merger," "Business of Suiza Foods," "Business of Country Fresh" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Country Fresh" regarding the financial position, business strategy and plans and objectives of management of Suiza Foods and Country Fresh are forward-looking statements. Although Suiza Foods and Country Fresh believe that the expectations reflected in such forward-looking statements, to the extent applicable to each of them, are reasonable, neither can give any assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Proxy Statement/Prospectus, including without limitation in conjunction with the forward-looking statements included herein. All subsequent written and oral forward-looking statements attributable to Suiza Foods, Country Fresh or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statements.

                              RECENT DEVELOPMENTS

    On September 28, 1997, Suiza Foods entered into an Agreement and Plan of Merger (the "Morningstar Merger Agreement") with Morningstar, pursuant to which a subsidiary of Suiza Foods would merge with Morningstar and Morningstar would become a wholly-owned subsidiary of Suiza Foods. The Morningstar Merger is a stock-for-stock transaction in which Suiza Foods will issue .85 shares of Suiza Common Stock for each outstanding share of Morningstar common stock. Based on the number of shares of Morningstar common stock outstanding on September 30, 1997, Suiza Foods will issue approximately 12.5 million shares of Suiza Common Stock in the Morningstar Merger. In addition, Suiza Foods will assume outstanding options of Morningstar, which will be convertible into substitute options to purchase approximately 3.0 million shares of Suiza Common Stock. As of June 30, 1997, Morningstar had approximately $176 million in indebtedness, which Suiza Foods will either refinance or assume in connection with the Morningstar Merger. For information regarding the pro forma effect of the Morningstar Merger, see "Pro Forma Financial Data."

    Morningstar is a national manufacturer, distributor and marketer of refrigerated, shelf-stable and frozen food products. Its established branded products include: International Delight-Registered Trademark- gourmet-flavored and non-flavored coffee creamers, Second Nature-Registered Trademark-refrigerated no-cholesterol egg substitute, Mocha Mix-Registered Trademark-non-dairy coffee creamers, Naturally Yours-Registered Trademark- fat-free and regular real dairy sour cream, Jon Donaire-Registered Trademark- cheesecakes and desserts, Wacky Willie-TM- flavored shakes and, in the western two-thirds of the United States, Lactaid-Registered Trademark- lactose-free and lactose-reduced milks produced under license from McNeil Consumer Products Company (a subsidiary of Johnson & Johnson). Morningstar also specializes in providing private label refrigerated, shelf-stable and frozen products to grocery warehouses, bakery/industrial companies, club stores and dairy companies. For further information regarding the business of Morningstar, the Morningstar Merger and Suiza Foods' reasons for the Morningstar Merger, see "The Companies," "The Merger," and "The Merger Agreement" contained in the Exerpts from the Joint Proxy Statement/ Prospectus for the Morningstar Merger attached as Appendix D.

    Suiza Foods and Morningstar have called stockholder meetings related to the Morningstar Merger for November 26, 1997, and management expects that the Morningstar Merger will close shortly thereafter. However, there can be no assurances that the Morningstar Merger will close by such date or at all. The Morningstar Merger is subject to a number of conditions, including shareholder and regulatory approval, the receipt of tax opinions and other customary conditions. The Merger and the Morningstar Merger are separate transactions and the closing of one merger is not in any way contingent on the closing of the other. See "The Merger Agreement--Conditions Precedent" contained in the Exerpts from the Joint Proxy Statement/Prospectus for the Morningstar Merger attached as Appendix D.



    In connection with the Morningstar Merger, Suiza Foods has received a commitment letter from its senior lenders to replace its existing $700 million senior credit facilities with replacement facilities in the aggregate amount of $1.25 billion, consisting of a $550 million term loan and a $700 million revolving credit facility (collectively, the "New Credit Facility"). The term loan would be amortized over six years beginning in 1998, and the revolving credit facility would expire on December 31, 2003. Amounts outstanding under the New Credit Facility would bear interest at a rate per annum equal to one of the following rates, at Suiza Foods' option: (i) a specified base rate or (ii) The London Interbank Offered Rate ("LIBOR") plus a margin that would vary from 40 to 100 basis points depending on Suiza Foods' leverage ratio (defined as the ratio of aggregate funded debt to EBITDA). Suiza Foods would pay a commitment fee on unused amounts of the revolving facility that ranges from 15 to 25 basis points depending on the leverage ratio.



    The New Credit Facility would require Suiza Foods to comply with certain financial covenants, including the following: (i) the leverage ratio will not exceed 3.90 to 1 during 1998, 3.75 to 1 during 1999 and 3.50 to 1 thereafter;
(ii) net worth will not be less than $300 million, plus 50% of positive net income, plus 75% of the proceeds of new equity offerings; (iii) the interest coverage ratio (defined as the ratio of EBITDA to interest expense) will not be less than 3.00 to 1; and (iv) the fixed charge coverage ratio (defined as the ratio of EBITDA to the sum of scheduled principal repayments, interest, taxes, capital expenditures and dividends) will not be less than 1.00 to 1 during 1998 and 1.10 to 1 thereafter.



    The New Credit Facility would also include usual and customary covenants, including limitations on material acquisitions or dispositions of assets, lines of business, the incurrence of additional indebtedness and transactions with affiliates, subject to specified exceptions. Suiza Foods would pledge all of the capital stock of its direct and indirect subsidiaries (except for 35% of the capital stock of Garrido) to secure the New Credit Facility, and Suiza Foods would agree not to grant a security interest in its remaining assets to any other person (subject to certain exceptions). In addition, each of Suiza Foods' direct and indirect subsidiaries (other than Garrido) would guarantee the debt incurred under the New Credit Facility. The New Credit Facility would include various events of default customary for similar senior credit facilities, including defaults resulting from a change in control of Suiza Foods (including certain changes in the Suiza Board and certain acquisitions of Suiza Common Stock by third parties).



    Suiza Foods currently anticipates that it will be able to finalize the New Credit Facility prior to completion of the Morningstar Merger. There can be no assurance, however, that the New Credit Facility will be finalized on the terms contained in the commitment letter or that Suiza Foods will ultimately be able to amend or replace its existing senior credit facilities.


                                   THE MERGER

    This section of the Proxy Statement/Prospectus, as well as the next section entitled "Certain Terms of the Merger Agreement," describe certain aspects of the proposed Merger. The detailed terms and conditions to the consummation of the Merger are contained in the Merger Agreement, which is attached hereto as Appendix A and incorporated herein by reference. The discussions in this section and the next section do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement. Shareholders of Country Fresh are urged to read the Merger Agreement in its entirety.

GENERAL DESCRIPTION OF THE MERGER

    The Merger Agreement provides that, at the Effective Time, Merger Sub will merge with and into Country Fresh, and Country Fresh will become a wholly-owned subsidiary of Suiza Foods. Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Country Fresh Common Stock outstanding immediately prior to the Effective Time will be converted into .5454 shares of Suiza Common Stock, subject to the "Top Up" provisions described below, and each share of Country Fresh Preferred Stock outstanding immediately prior to the Effective Time (other than shares of Country Fresh Preferred Stock whose holders exercise dissenters' rights) will be converted into one share of Suiza Preferred Stock having rights and preferences substantially similar to the Country Fresh Preferred Stock. If the Average Price is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with this request, then the total number of shares of Suiza Common Stock to be issued in the Merger will be increased to have a value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Common Stock to be issued or to terminate the Merger Agreement. See "Certain Terms of the Merger Agreement--Top Up Provisions."

    For purposes of these provisions, "Average Price" is defined to mean the weighted average price of all transactions in Suiza Common Stock on the New York Stock Exchange as reported on the Bloomberg Financial Markets System (or an equivalent system) for the three trading days immediately prior to the Closing Date. Assuming that the Average Price equals or exceeds $36.00 per share and based on the number of shares of Country Fresh Common Stock outstanding on September 30, 1997, a total of 1,911,075 shares of Suiza Common Stock will be issued to holders of Country Fresh Common Stock in the Merger. Based on the number of shares of Suiza Common Stock outstanding on September 30, 1997, this would result in the former holders of Country Fresh Common Stock owning approximately 12.1% of the total number of shares of Suiza Common Stock to be outstanding immediately after the Merger. On the same basis, but giving effect to the issuance of an additional 12.5 million shares of Suiza Common Stock in the Morningstar Merger, the former holders of Country Fresh Common Stock would hold approximately 6.8% of the total number of shares of Suiza Common Stock to be outstanding. See "Recent Developments."


    Based on the number of shares of Country Fresh Preferred Stock outstanding on September 30, 1997, Suiza Foods will issue a total of 11,691 shares of Suiza Preferred Stock in the Merger. Such shares would represent 100% of the Suiza Preferred Stock outstanding after the Merger and the Morningstar Merger.


    The market value of the Suiza Common Stock at the Effective Time may vary from the prices as of the date of execution of the Merger Agreement, the date hereof, or the date on which shareholders vote on the Merger due to, among other factors, changes in the business, operations and prospects of Suiza Foods and general market and economic conditions. Because the Merger consideration is a fixed ratio of shares of Suiza Common Stock (unless the Average Price falls below $36.00) and because the market price of Suiza Common Stock fluctuates, the value of the shares of Suiza Common Stock that each share of Country Fresh Common Stock will be converted into may increase or decrease prior to and following the Merger. See "Certain Terms of the Merger Agreement--Manner and Basis of Converting Shares."

BACKGROUND OF THE MERGER

    On March 6, 1997, Gregg Engles, Suiza Foods' Chairman of the Board and Chief Executive Officer, Mr. Beshears, Mr. Parks and Mr. Corea of The Ohio Company, Country Fresh's historical financial advisor, met and discussed possible synergistic advantages to a combination of Country Fresh and Suiza Foods. On March 13, 1997, the parties entered into a confidentiality agreement in contemplation of exchanging certain financial and business information.

    At its meeting held on March 25, 1997, the Country Fresh Board reviewed financial information relating to Suiza Foods and Country Fresh and Country Fresh's long-range strategy. On April 8, 1997, Suiza Foods requested financial information from Country Fresh as part of its initial analysis of Country

Fresh. Country Fresh sent this information to Suiza Foods on May 19, 1997. At a meeting held on May 16, 1997, Mr. Parks reported to the Country Fresh Board his conversations with Mr. Beshears and Mr. Engles and noted his plans to continue conversations with Suiza Foods.

    On June 3, 1997, Mr. Engles sent to Mr. Parks a letter expressing Suiza Foods' interest in pursuing an acquisition of Country Fresh. After the letter of interest was received from Mr. Engles, Mr. Parks had telephone conversations with Mr. Engles and Mr. Beshears to clarify the letter of interest. Country Fresh's management, along with Mr. Corea, made an analysis of the letter of interest and updated internal valuation data and benchmarking.

    At a meeting held on June 26, 1997, the Country Fresh Board met with representatives of The Ohio Company. The Ohio Company discussed with the Country Fresh Board various potential strategic alternatives to enhance the value of Country Fresh to its shareholders, including continuing Country Fresh's business without affiliation with another business, offering shares of Country Fresh Common Stock to the public, and a possible business combination with Suiza Foods. After an extensive discussion among the directors, the Board of Directors authorized management to continue discussions with Suiza Foods to determine whether a proposal could be obtained that would provide a premium value to Country Fresh's shareholders.

    On July 17 and July 24, 1997, the Country Fresh Board again met to review the terms of a possible business combination with Suiza Foods. Representatives of The Ohio Company attended the meetings and presented certain financial information for consideration by the Country Fresh Board. At the meeting held July 24, 1997, the Country Fresh Board formally engaged The Ohio Company to render certain financial advisory and investment banking services to Country Fresh in connection with a possible merger with Suiza Foods, including rendering an opinion, if it were able, as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Country Fresh in any such business combination.

    On July 28, 1997 and July 30, 1997, Mr. Parks had lengthy telephone conferences with Mr. Engles and Mr. Beshears as to possible transaction issues and due diligence procedures. Between July 28 and August 4, 1997, discussions between the parties continued.

    On August 7, 1997, representatives of Country Fresh and Suiza Foods met in Grand Rapids and continued discussions regarding the Merger. Following this meeting, legal counsel for Country Fresh and Suiza Foods met and discussed possible transaction structures, timing and due diligence. They also discussed, in general terms, the scope of the representations and warranties to be included in the Merger Agreement, whether the representations and warranties would survive the Merger, the conditions to the parties' obligations to consummate the Merger, and the size of a termination fee and the instances in which a termination fee would be payable if the transactions contemplated by the Merger Agreement were not consummated.

    On August 11 through August 13, 1997, Mr. Engles, Mr. Parks and members of Suiza Foods' and Country Fresh's management visited the facilities of Country Fresh and its subsidiaries in Grand Rapids, Michigan, New Paris, Indiana, Toledo, Ohio, Livonia, Michigan, Detroit, Michigan and Flint, Michigan.

    On August 29, 1997, at the regularly scheduled meeting of Suiza Foods' Board of Directors (the "Suiza Board"), Mr. Engles led a discussion regarding the Merger and the Merger Agreement, including the principal terms of the transaction, the negotiations to date, Suiza Foods' due diligence and Country Fresh's business and financial condition. After an extensive discussion, the Suiza Board approved the Merger and the Merger Agreement.

    On September 11, 1997, the Country Fresh Board met and continued discussions regarding the possible strategic advantages of a merger with Suiza Foods, as well as various strategic alternatives. A draft Merger Agreement was reviewed by legal counsel at this meeting. From September 11 to September 17, 1997, the parties continued negotiations with regard to the terms of the Merger Agreement and the Merger.

    On September 17, 1997, Mr. Engles and L. Hollis Jones, President and Chief Operating Officer of Morningstar, traveled to Grand Rapids, Michigan to meet with Mr. Parks to discuss Suiza Foods' potential acquisition of Country Fresh and a potential merger between Suiza Foods and Morningstar. At that meeting, Mr. Parks, on behalf on Country Fresh, executed a confidentiality agreement regarding the potential merger between Suiza Foods and Morningstar.

    During the morning of September 18, 1997, the parties resolved all substantive terms of the Merger Agreement, and the Country Fresh Board convened to consider the terms of the Merger Agreement. At this meeting, Mr. Engles addressed the Country Fresh Board and discussed Suiza Foods' organizational and business strategy, including the potential merger with Morningstar. Also at this meeting, The Ohio Company delivered its opinion to the Country Fresh Board to the effect that the consideration to be received by the shareholders of Country Fresh in the Merger was fair from a financial point of view, and the Country Fresh Board unanimously approved the Merger Agreement. Later that day, the parties executed the Merger Agreement.

    On the morning of September 19, 1997, before the opening of the NYSE, a press release was issued by Suiza Foods announcing the execution of the Merger Agreement and the transactions contemplated by the Merger Agreement.

REASONS FOR THE MERGER

    SUIZA FOODS. Suiza Foods management believes that the acquisition of Country Fresh through the Merger is consistent with Suiza Foods' established acquisition strategy. Suiza Foods has grown primarily through a successful acquisition strategy, having consummated 54 acquisitions since its inception in May 1988, including 27 acquisitions since its initial public offering in April 1996. The dairy and ice markets in which Suiza Foods operates tend to be relatively mature and do not offer opportunities for rapid internal growth. However, these markets are relatively stable in nature and thus provide some level of predictability for Suiza Foods' operations. As a result of these dynamics, Suiza Foods' strategy has been to grow primarily through acquisitions and to realize revenue and operating income growth as well as economies of scale by eliminating duplicative manufacturing, distribution, purchasing and administrative operations. This acquisition strategy has historically focused on companies like Country Fresh, which have established regional operations with significant market share and long-standing customer relationships.

    The acquisition of Country Fresh also provides Suiza Foods with a platform in the Midwest from which to pursue consolidating or add-on acquisitions. Suiza Foods has implemented this consolidation strategy in the past by acquiring and integrating dairy operations into Suiza-Puerto Rico and Velda Farms, as well as a number of ice companies into Reddy Ice. Management has enhanced the profitability of the acquired operations through increased purchasing power and by consolidating delivery routes, production, acquired brand names and human resources into Suiza Foods' larger scale operations. For example, in January 1996 Suiza Foods acquired Skinners' Dairy, Inc. in Jacksonville, Florida and then consolidated Skinners' manufacturing and distribution operations into those of Velda Farms.

    A number of risks are associated with Suiza Foods' acquisition strategy, and there can be no assurance that it will be successful. See "Risk Factors--Risks Associated with Acquisition Strategy."

    COUNTRY FRESH.

    In making its decision and concluding to recommend to holders of Country Fresh Capital Stock that they vote their shares in favor of the Merger, the Country Fresh Board considered a number of factors, including, among others, the following material considerations:

    (a) the directors' familiarity with and review of the business, financial condition and results of operations of Country Fresh and Country Fresh's competitive position in its business, as well as other financial information and general economic conditions;

    (b) the advantages of a strategic combination with Suiza Foods in enhancing Country Fresh's product offerings, growth prospects and competitive position;

    (c) the possible alternatives to the Merger including, among others, continuing to operate Country Fresh as an independent entity and the risks associated therewith;

    (d) management's historical valuation of Country Fresh Common Stock relative to the value represented by the consideration to be received in the Merger;

    (e) the anticipated costs associated with restructuring Country Fresh or pursuing other strategic alternatives;

    (f) the directors' belief that the consideration payable in the Merger represented the highest price per share that could be negotiated with Suiza Foods;

    (g) the presentations by The Ohio Company, including the opinion of The Ohio Company to the effect that the consideration to be received by holders of shares of Country Fresh Capital Stock in the Merger is fair to those holders from a financial point of view;

    (h) the timing of the transaction and premiums currently being obtained in comparable transactions;

    (i) the proposed structure of the transaction, including its tax-free nature;

    (j) the terms and conditions of the Merger Agreement, including, among others, (i) the right of the Country Fresh Board (A) in connection with the discharge of the Country Fresh Board's fiduciary duties to Country Fresh and its shareholders, to withdraw, modify or amend its recommendation to the shareholders to accept the Merger and pursue a Competing Transaction with another party and (B) in certain circumstances to terminate the Merger Agreement, and the financial consequences of such termination, and (ii) the absence from the Merger Agreement of any upward limitation or "ceiling" on the number of shares of Suiza Common Stock to be issued to Country Fresh's shareholders in the Merger, and the absence of any right of Suiza Foods to terminate the Merger Agreement if the value of a share of Suiza Common Stock rises above any particular level prior to the consummation of the Merger; and

    (k) the financial condition of Suiza Foods.

    The Country Fresh Board also recognized that holders of Country Fresh Common Stock will be entitled to receive shares of Suiza Common Stock in the Merger, and that this would allow such holders the opportunity to participate in the benefits, if any, of increases in the value of Suiza Foods' business and properties following the Merger. Accordingly, the directors gave consideration to Suiza Foods' future prospects, as well as its historical results of operations.

    The Country Fresh Board did not assign relative weights to the foregoing factors or determine that any factor was of specific importance relative to any other factor. Rather, the Country Fresh Board viewed its position and recommendation as being based on the totality of the information presented to it and considered by it.

    The full text of the opinion of The Ohio Company dated as of September 18, 1997 is attached as Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. A description of the assumptions made, matters considered, analyses used and limitations on the review undertaken by The Ohio Company in connection with the opinion is set forth below under the caption "--Opinion of the Financial Advisor to Country Fresh." SHAREHOLDERS ARE URGED TO READ THE OPINION AND THE RELATED DESCRIPTION IN THEIR ENTIRETY. The Country Fresh Board was aware that The Ohio Company would be entitled to receive certain fees described under "--Opinion of the Financial Advisor to Country Fresh" upon the consummation of the transactions contemplated by the Merger Agreement.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF COUNTRY FRESH

    The Country Fresh Board has determined that the consideration to be paid in the Merger is fair to Country Fresh and its shareholders from a financial point of view and is in the best interests of such shareholders, and, therefore, has adopted the Merger Agreement. THE COUNTRY FRESH BOARD

UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF COUNTRY FRESH VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

OPINION OF THE FINANCIAL ADVISOR TO COUNTRY FRESH

    Pursuant to an engagement letter dated July 25, 1997 (the "Engagement Letter"), Country Fresh retained The Ohio Company to render certain financial advisory and investment banking services to Country Fresh in connection with the transaction contemplated by the Merger Agreement, including rendering an opinion, if it was able, as to the fairness, from a financial point of view, of the consideration to be received by Country Fresh's shareholders pursuant to the Merger Agreement.

    The Ohio Company is a recognized investment banking firm. As part of its investment banking activities, The Ohio Company is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. Country Fresh retained The Ohio Company as its financial advisor on the basis of The Ohio Company's experience and expertise in past financial advisory and investment banking services rendered to Country Fresh as well as its experience and expertise in transactions similar to the Merger and its reputation in the investment banking community. As part of its services, The Ohio Company analyzed Country Fresh's operations, historical performance and future prospects, participated in negotiations concerning the financial aspects of the Merger Agreement under the guidance of Country Fresh's Board of Directors, and provided an opinion as to the fairness, from a financial point of view, of the consideration to be received by Country Fresh's shareholders pursuant to the Merger Agreement.

    The Ohio Company has in the past and may in the future render investment banking services to Country Fresh. The Ohio Company's opinion concerning the fairness of the consideration to be received by Country Fresh's shareholders pursuant to the Merger Agreement was not subject to indications of future business with either Country Fresh or Suiza Foods.

    The Ohio Company has rendered a written opinion to the Country Fresh Board to the effect that, as of the date of the Merger Agreement, the consideration to be received by Country Fresh's shareholders pursuant to the Merger Agreement is fair, from a financial point of view, to those shareholders. No limitations were imposed by the Country Fresh Board upon The Ohio Company with respect to the investigations made or procedures followed by The Ohio Company in rendering its opinion. The full text of the opinion of The Ohio Company dated September 18, 1997, which sets forth certain assumptions made, matters considered and limits on the review undertaken by The Ohio Company, is attached as Appendix B to this Proxy Statement/Prospectus. COUNTRY FRESH'S SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

    The Ohio Company's opinion is directed only to the fairness, from a financial point of view, of the consideration to be received by Country Fresh's shareholders pursuant to the Merger Agreement and does not constitute a recommendation to any of Country Fresh's shareholders as to how such shareholders should vote on any matter at the Special Meeting.

    As consideration for The Ohio Company's services, Country Fresh has agreed to pay The Ohio Company a fee of $750,000 if Country Fresh consummates the transactions contemplated by the Merger Agreement. In addition, whether or not the Merger is consummated, Country Fresh has agreed to reimburse The Ohio Company for its reasonable out-of-pocket expenses incurred in connection with the performance of its duties under its engagement letter with Country Fresh, and has agreed to indemnify The Ohio Company against certain liabilities, including liabilities arising under applicable securities laws.

    In connection with its opinion, The Ohio Company reviewed and analyzed material and information bearing upon the financial operating condition of Country Fresh and Suiza Foods including, but not limited to: (a) the Merger Agreement, including the financial terms thereof; (b) the audited financial statements of Country Fresh for the fiscal years 1992 through 1997 as well as interim unaudited financial statements through June 21, 1997; (c) annual divisional unaudited financial statements of Country Fresh for the fiscal years 1992 through 1997; (d) certain internal information, primarily financial in nature, concerning the business and operations of Country Fresh; (e) Country Fresh's consolidated budget plan for fiscal 1998 along with certain internal information and forecasts for Country Fresh prepared by management; (f) the audited financial statements of Suiza Foods for the year ended December 31, 1996; (g) the Form 8-K of Suiza Foods dated July 14, 1997, as amended on August 22, 1997;
(h) the Form 10-Q of Suiza Foods for the period ended June 30, 1997; (i) the Form 10-Q of Suiza Foods for the three-month period ended March 31, 1997; (j) the Form 10-K of Suiza Foods for the period ended December 31, 1996; (k) the Form 8-K of Suiza Foods dated December 31, 1996; (l) the Form 10-Q of Suiza Foods for the nine-month period ended September 30, 1996; (m) the Form 8-K of Suiza Foods dated July 19, 1996, as amended on September 24, 1996; (n) the Form 8-K of Suiza Foods dated September 24, 1996; and (o) certain public information concerning merger and acquisition transactions during 1996 and 1997 involving Suiza Foods as well as involving companies engaged in the dairy business and related businesses.

    The Ohio Company also held discussions with members of senior management of both Country Fresh and Suiza Foods regarding past and current business operations, financial conditions and future prospects of Country Fresh and Suiza Foods, both separately and on a combined basis. In addition, The Ohio Company reviewed the historical exchange value of the Country Fresh Common Stock as well as a summary of the most recent transactions in Country Fresh Common Stock. The Ohio Company also reviewed the reported stock price and trading activity for the Suiza Common Stock and compared that information with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the dairy industry specifically and other industries generally and performed other studies and analyses as it considered appropriate. The Ohio Company was not requested to seek, nor did it seek, alternative participants for a proposed transaction. The Ohio Company's opinion was necessarily based upon conditions as they existed and could be analyzed and evaluated on the date of the opinion and the information made available to The Ohio Company through that date.

    In connection with its review, The Ohio Company assumed and relied upon the accuracy and completeness of all of the foregoing information and, with respect to any information concerning future prospects, that such information had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Country Fresh's management as to the future financial performance of Country Fresh, and that such information provided a reasonable basis upon which The Ohio Company could form an opinion. The Ohio Company did not attempt to verify independently any such information, nor did it make or obtain an independent valuation, appraisal or physical inspection of any of the assets, properties or liabilities of Country Fresh. The opinion states that The Ohio Company did not have any reason to believe that any of the foregoing information was inaccurate or incomplete.

    The Ohio Company's opinion is necessarily based solely upon information available to The Ohio Company and business, market, economic and other conditions as they existed on, and could be evaluated as of September 18, 1997. The Ohio Company also assumed that the Merger could be consummated on the terms described in the Merger Agreement without any waiver of any material terms or conditions by Country Fresh.

    The following is a brief description of the analysis performed by The Ohio Company in connection with its opinion as described to the Country Fresh Board by The Ohio Company:

    DISCOUNTED CASH FLOW ANALYSIS. The Ohio Company performed a discounted cash flow analysis of Country Fresh based on the forecasted information provided by Country Fresh's management. Using assumed weighted costs of capital between 11% and 13%, the present value per fully diluted share of Country Fresh Common Stock implied a range of between $14.66 and $16.78 per share.

    COMPARABLE COMPANY ANALYSIS. The Ohio Company compared selected historical and other operating information, stock market data and financial ratios for Country Fresh to selected historical and projected operating information, stock market data and financial ratios of certain publicly traded companies in the dairy and related food industries. Among the information considered were such factors as rates of return on assets, operating assets and equity, overall profitability and total capitalization. For companies used as comparable: (a) an analysis of the price to book value yielded a range of values between 1.2 and 3.9 times book value with a median value of 2.6 times book value; (b) an analysis of the common stock value to the latest twelve months earnings per share yielded a range for comparable companies of 18.4 to 29 times earnings with a median of
    20.8 times earnings; and (c) an analysis of the common stock value to the projected calendar 1997 earnings per share yielded a range for comparable companies of 16.5 to 24.2 times earnings with a median of 19.7 times earnings. Among other information considered were earnings before interest and taxes ("EBIT") and earnings before interest, taxes, depreciation and amortization ("EBITDA") to total value (defined as equity value adjusted by adding long term debt and subtracting cash and short-term investments). An analysis of total value to EBIT yielded a range of 4.7 to 16.2 times EBIT with a median value of 10.6. An analysis of total value to EBITDA yielded a range of 4.1 to 10 times EBITDA with a median value of 7.4. The implied trading values for Country Fresh Common Stock derived from such comparable company analyses ranged from approximately $8.77 to $46.24 per share with a median range of approximately $18.23 to $19.86 per share.

    COMPARISON TO SUIZA FOODS' ACQUISITION PROGRAM. The Ohio Company compared historical operating information, total transaction value, equity transaction value and financial ratios for Country Fresh to other acquisitions made by Suiza Foods. Among the information considered were profitability, historical growth, and return on investment. Using data at or for the 12 months ended June 1997, the implied equity transaction value for Country Fresh Common Stock ranged from approximately $17.37 to $26.37 per share with a median value of $21.15 per share.

    COMPARABLE ACQUISITION ANALYSIS. The Ohio Company reviewed selected mergers and acquisitions involving companies engaged in dairy and food processing. In examining these transactions, The Ohio Company analyzed certain income statement and balance sheet parameters, cash flow parameters and rates of return on assets relative to equity consideration paid as well as total transaction value. Multiples considered included total transaction value as a multiple of last twelve months EBITDA and last twelve months EBIT. In many cases, complete financial data were not publicly available for these transactions and only partial information was used in such instances. An analysis of these ratios as applied to Country Fresh's results implied a value range for shares of Country Fresh Common Stock of between $18.10 and $29.76 per share with a median value of $26.88 per share.

    The foregoing summary does not purport to be a complete description of the analyses performed by The Ohio Company. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighing of the results of the individual analyses performed, but required The Ohio Company to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by The Ohio Company was carried out in order to provide a different perspective on the Merger and add to the total mix of information available. The Ohio Company did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, The Ohio Company considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. The Ohio Company did not place a particular reliance or weight on any particular analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, The Ohio Company has informed Country Fresh that it believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, The Ohio Company made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by The Ohio Company are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a general summary of certain material federal income tax consequences of the Merger to the holders of Country Fresh Capital Stock and is based upon current provisions of the Code, existing regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the Merger that may be relevant to particular holders, including holders that are subject to special tax rules such as dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their shares as capital assets. Holders of Country Fresh Capital Stock are advised and expected to consult their own tax advisers regarding the federal income tax consequences of the Merger in light of their personal circumstances and the consequences under state, local and foreign tax laws.

    No ruling from the IRS has been or will be requested in connection with the Merger. At Closing, Country Fresh will receive from its counsel, Warner Norcross & Judd LLP, an opinion to the effect that:

    (a) the Merger will constitute a reorganization within the meaning of section 368(a) of the Code;

    (b) Suiza Foods, Merger Sub and Country Fresh will each be a party to that reorganization within the meaning of section 368(b) of the Code;

    (c) Suiza Foods, Merger Sub and Country Fresh will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger;

    (d) no gain or loss will be recognized by the shareholders of Country Fresh who receive shares of Suiza Common Stock or Suiza Preferred Stock in the Merger, except to the extent of any cash received in lieu of a fractional share of Suiza Common Stock;

    (e) the basis of Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, be the same as the basis of the respective shares of the Country Fresh Capital Stock surrendered in exchange therefor;

    (f) the holding period of the Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, include the period during which the Country Fresh Capital Stock surrendered in exchange therefor was held, provided that the Country Fresh Capital Stock was, in each instance, held as a capital asset in the hands of the shareholder of Country Fresh at the Effective Time; and

    (g) no gain or loss will be recognized by the holder of the Stock Options by reason of their assumption by Suiza Foods.

    At closing, Suiza Foods will receive from its counsel, Hughes & Luce, L.L.P., an opinion as to the items addressed in (a), (b) and (c) above. Such opinions are subject to certain assumptions and based on certain representations of Suiza Foods, Merger Sub and Country Fresh. Shareholders of Country Fresh should be aware that such opinions are not binding on the IRS and no assurance can be given that the IRS will not adopt a contrary position or that a contrary IRS position would not be sustained by a court.

    Subject to the qualifications in the preceding paragraph, the following federal income tax consequences will occur:

    (a) the Merger will constitute a reorganization within the meaning of section 368(a) of the Code;

    (b) Suiza Foods, Merger Sub and Country Fresh will each be a party to that reorganization within the meaning of section 368(b) of the Code;

    (c) Suiza Foods, Merger Sub and Country Fresh will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger;

    (d) no gain or loss will be recognized by the shareholders of Country Fresh who receive shares of Suiza Common Stock or Suiza Preferred Stock in the Merger, except to the extent of any cash received in lieu of a fractional share of Suiza Common Stock;

    (e) the basis of Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, be the same as the basis of the respective shares of the Country Fresh Capital Stock surrendered in exchange therefor;

    (f) the holding period of the Suiza Common Stock or Suiza Preferred Stock to be received by shareholders of Country Fresh will, in each instance, include the period during which the Country Fresh Capital Stock surrendered in exchange therefor was held, provided that the Country Fresh Capital Stock was, in each instance, held as a capital asset in the hands of the shareholder of Country Fresh at the Effective Time; and

    (g) no gain or loss will be recognized by the holder of the Stock Options by reason of their assumption by Suiza Foods.

    (h) Any holder of Country Fresh Preferred Stock that exercises his or her statutory dissenters' rights in connection with the Merger and consequently receives payment in cash for his or her shares of Country Fresh Preferred Stock will recognize gain or loss with respect to such stock to the extent that the amount realized from the exercise of dissenter's rights exceeds or is less than such holder's tax basis in such stock.

    THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE AND CONSTITUTES ONLY A GENERAL DESCRIPTION OF CERTAIN OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, WITHOUT CONSIDERATION OF THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SHAREHOLDER'S SITUATION. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO MATTERS DESCRIBED HEREIN AND ALSO AS TO ANY ESTATE, GIFT, STATE OR LOCAL OR FOREIGN TAX CONSEQUENCES ARISING OUT OF THE MERGER.

ANTICIPATED ACCOUNTING TREATMENT

    Suiza Foods anticipates that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical consolidated financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from inception. One of the conditions to the Merger is that Suiza Foods and Country Fresh must be advised in writing by Deloitte & Touche LLP on the closing date of the Merger, that the Merger should be treated as a pooling of interests for financial accounting purposes.

GOVERNMENTAL AND REGULATORY APPROVALS


    Transactions such as the Merger are reviewed by the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as the specified waiting period requirements of the HSR Act have been satisfied. Suiza Foods filed its notification request, together with a request for early termination of the waiting period, with the DOJ and the FTC under the HSR Act on October 3, 1997 and Country Fresh filed its notification report and early termination request on October 8, 1997. On October 20, 1997, Suiza Foods and Country Fresh received early termination of the applicable waiting period. At any time before or after the Effective Time, the DOJ, the FTC or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause Suiza Foods to divest itself, in whole or in part, of Country Fresh or of other businesses conducted by Suiza Foods. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, Suiza Foods and Country Fresh will prevail. In addition, consummation of the Merger will require the filing of a Certificate of Merger with the Department of Consumer and Industry Services of the State of Michigan.


RESTRICTIONS ON RESALE BY AFFILIATES

    The shares of Suiza Common Stock and Suiza Preferred Stock to be received by Country Fresh shareholders in connection with the Merger have been registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of Suiza Common Stock and Suiza Preferred Stock to be issued in connection with the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 144 under the Securities Act) of Country Fresh prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Suiza Foods, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. Under guidelines published by the Commission, the sale or other disposition of Suiza Common Stock or Country Fresh Common Stock by an affiliate of either Suiza Foods or Country Fresh, as the case may be during the Pooling Period could preclude pooling of interests accounting treatment of the Merger. Concurrently with the execution and delivery of the Merger Agreement, each director and executive officer of Country Fresh executed a written agreement to the effect that such person will not sell, transfer or otherwise dispose of any shares of Country Fresh Common Stock, Suiza Common Stock or Suiza Preferred Stock, as the case may be, during the Pooling Period and that such person will not sell, transfer or otherwise dispose of Suiza Common Stock or Suiza Preferred Stock at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


    Certain members of Country Fresh's management and the existing Country Fresh Board may be deemed to have interests in the Merger in addition to their interests as shareholders of Country Fresh generally. These include, among other things, provisions in the Merger Agreement and other agreements relating to: (a) the appointment of Delton Parks as a director of Suiza Foods following the Merger; (b) the employment of Mr. Parks by Country Fresh following the Merger and the continuation of certain existing employee benefit plans; (c) the assumption by Suiza Foods of the Stock Options held by Mr. Parks; (d) the agreement of Suiza Foods to indemnify and hold harmless all past and present officers, directors, employees and agents of Country Fresh and its subsidiaries against all losses, claims, damages, expenses or liabilities arising out of or related to any acts or omissions, or alleged acts or omissions, occurring at or prior to the Effective Time to the same extent and on the same terms and conditions currently provided. Upon consummation of Merger, 17 members of Country Fresh management will be paid retention bonuses not to exceed $740,000 in the aggregate. In addition, members of the Country Fresh Board of Directors will be paid accrued but unpaid compensation for services rendered pursuant to pre-existing compensation agreements, in the approximate aggregate amount of $480,000.


DISSENTERS' RIGHTS

    Holders of Country Fresh Preferred Stock are entitled to dissenters' rights under the MBCA pursuant to which such holders may dissent from the Merger and obtain payment for their shares of Country Fresh Preferred Stock in accordance with the provisions of Sections 761 through 774 of the MBCA, copies of which are attached to this Proxy Statement/Prospectus as Appendix C. Holders of Country Fresh Common Stock are not entitled to dissenters' rights to demand appraisal of, or payment for, their shares as a result of the Merger.

    The following is a summary of Sections 761 through 774 of the MBCA (the "Dissenters' Rights Statute") and the procedures for dissenting from the Merger and demanding dissenters' rights thereunder. This summary is qualified in its entirety by reference to the Dissenters' Rights Statute, which is reprinted in full as Appendix C to this Proxy Statement/Prospectus provided to Country Fresh shareholders. Any holder of Country Fresh Preferred Stock who wishes to exercise statutory dissenters' rights or who wishes to preserve the right to do so should refer to the Dissenters' Rights Statute and consult counsel prior to taking any action because FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH IN THE DISSENTERS' RIGHTS STATUTE COULD RESULT IN THE LOSS OF DISSENTERS' RIGHTS.

    The Dissenters' Rights Statute states that persons in whose name shares of Country Fresh Preferred Stock are registered in the records of a corporation, or beneficial owners of shares to the extent of the rights granted by a nominee certificate on file with a corporation, and persons who are beneficial owners of shares held by nominees as the record holders (collectively defined, for purposes of this section only, as "shareholders") are entitled to dissenters' rights, as long as they comply with the provisions set forth in the Dissenters' Rights Statute.

    PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

    Shareholders who wish to exercise dissenters' rights:

        (a) must deliver to Country Fresh, before the vote with respect to the Merger Agreement is taken, written notice of their intent to demand payment for their shares if the Merger Agreement is approved; and

        (b) must not vote their shares in favor of the Merger Agreement.

Shareholders who do not satisfy these requirements are not entitled to payment for shares under the Dissenters' Rights Statute.

    Although shareholders electing to exercise appraisal rights under the Dissenters' Rights Statute must not vote FOR approval of the Merger Agreement, a vote against approval of the Merger Agreement is not required in order for shareholders to exercise dissenters' rights. However, if a shareholder returns a signed proxy, but does not specify a vote against approval of the Merger Agreement or a direction to abstain, the proxy will be voted for approval of the Merger Agreement, which will have the effect of waiving that shareholder's dissenters' rights.

    If the Merger Agreement is approved, the Surviving Corporation must notify all shareholders entitled to assert dissenters' rights under the Dissenters' Rights Statute that the action was taken and send them a dissenters' notice no later than 10 days after the Effective Time.

    Upon receipt of the dissenters' notice, dissenters must make a payment demand by the date set by the Surviving Corporation in the notice. A shareholder who elects to exercise dissenters' rights must mail or deliver his or her written demand to: Country Fresh, Inc., attn: Corporate Secretary, 2555 Buchanan Avenue, S.W., Grand Rapids, Michigan 49518. The written demand for payment should comply with the provisions of the Dissenters' Rights Statute and should specify the shareholder's name and mailing address, the number of shares of Country Fresh Preferred Stock owned, and that the shareholder is demanding payment of his or her shares. The shareholder also must certify that the shareholder acquired beneficial ownership of the shares before the date set forth in the dissenters' notice and deposit his or her share certificates in accordance with the terms of the dissenters' notice. Failure to make a payment demand or to deposit the share certificates where required, each by the date set forth in the dissenters' notice, shall forfeit the shareholder's entitlement to payment for his or her shares under the Dissenters' Rights Statute.

    Within seven days after the Merger is consummated or a payment demand is received, whichever occurs later, the Surviving Corporation will pay dissenting shareholders who complied with the Dissenters' Rights Statute the amount that the Surviving Corporation estimates to be the fair value of the dissenters' shares, plus accrued interest.

    PROCEDURE IF THE DISSENTERS ARE DISSATISFIED WITH THE PAYMENT OFFER

    A dissenting holder of Country Fresh Preferred Stock may notify the Surviving Corporation in writing of his or her own estimate of the fair value of his or her shares of Country Fresh Preferred Stock and the amount of interest due, and demand payment of that estimate, less any payment made by the Surviving Corporation as described above (or reject the Surviving Corporation's offer, if any, made to shareholders who were not beneficial holders of Country Fresh Preferred Stock prior to the time that the transaction was publicly announced), if (a) the dissenter believes that the amount paid by the Surviving Corporation (or offered as described above) is less than the fair value of such shares or that interest was incorrectly calculated or (b) the corporation fails to make payment within 60 days after the date set for demanding payment in the dissenters' notice. This demand must be made within 30 days after the Surviving Corporation made (or offered as described above) payment to the shareholder. A shareholder who fails to meet this deadline waives his or her right to demand payment and must accept the amount paid (or offered) by the Surviving Corporation.

    If a dissenter has rejected the Surviving Corporation's offer and demanded payment of the fair value of the shares and interest due, the Surviving Corporation must (unless it accepts the dissenter's demand) commence a judicial proceeding within 60 days after receiving the payment demand and petition an appropriate court, as described in the Dissenters' Rights Statute, to determine the fair value of the shares and accrued interest.

    All dissenters whose demands remain unsettled will be made parties to such a judicial proceeding, the purpose of which is to determine the fair value of the shares. To this end, the court may appoint one or more appraisers to receive evidence and recommend decision on the question of fair value. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount that the Surviving Corporation paid (or offered as described above). The court shall assess the costs against the Surviving Corporation, except that the court may assess costs against all or some of the dissenters to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under the Dissenters' Rights Statute.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

    Once the Merger is consummated, the separate corporate existence of Merger Sub will cease, and Country Fresh, as the Surviving Corporation, will succeed to all of the assets, rights and obligations of Merger Sub and will be a wholly-owned subsidiary of Suiza Foods. Pursuant to the Merger Agreement, (a) the articles of incorporation of Country Fresh, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation, until amended as provided therein and pursuant to the MBCA; (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation, until amended as provided therein and pursuant to the MBCA; (c) the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified; and (d) the officers of Country Fresh immediately prior to the Effective Time will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

EFFECTIVE TIME OF THE MERGER

    The Merger Agreement provides that, as promptly as practicable after the satisfaction or waiver of the conditions to the Merger, the parties will cause the Merger to be consummated by filing a Certificate of Merger with the Department of Consumer and Industry Services of the State of Michigan, in such form as required by, and executed in accordance with, the relevant provisions of the MBCA. It is anticipated that, if the Merger Agreement is approved and adopted at the Special Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur on the date of the Special Meeting or as soon thereafter as practicable.

MANNER AND BASIS OF CONVERTING SHARES

    Subject to the terms and conditions of the Merger Agreement, at the Effective Time, each share of Country Fresh Common Stock outstanding immediately prior to the Effective Time will be converted into .5454 shares of Suiza Common Stock, subject to the "Top Up" provisions described below, and each share of Country Fresh Preferred Stock outstanding immediately prior to the Effective Time (other than shares of Country Fresh Preferred Stock whose holders exercise their statutory dissenters' rights) will be converted into one share of Suiza Preferred Stock having rights and preferences substantially identical to the Country Fresh Preferred Stock. If the Average Price is less than $36.00 per share, Country Fresh may terminate the Merger Agreement or deliver a "Top Up Request" to Suiza Foods. If Suiza Foods elects to comply with this request, then the total number of shares of Suiza Common Stock to be issued in the Merger will be increased to have a value (based on the Average Price) of $68.8 million. If Suiza Foods does not elect to comply with the Top Up Request, Country Fresh may elect either to complete the Merger with no adjustment to the number of shares of Suiza Common Stock to be issued or to terminate the Merger Agreement.

    At or prior to the Effective Time, Suiza Foods will deposit with the Exchange Agent, for the benefit of holders of Country Fresh Capital Stock, certificates evidencing the number of shares of Suiza Common Stock and Suiza Preferred Stock to be issued in the Merger. The Exchange Agent will, pursuant to irrevocable instructions, deliver Suiza Common Stock and Suiza Preferred Stock (and any dividends or distributions related thereto) and/or cash in lieu of fractional shares of Suiza Common Stock in exchange for surrendered certificates of Country Fresh Capital Stock.

    As soon as practicable following the Effective Time, Suiza Foods will cause the Exchange Agent to mail to each record holder of Country Fresh Capital Stock at the Effective Time, a letter of transmittal and other information advising such holder of the consummation of the Merger and for use in exchanging Country Fresh Capital Stock certificates for certificates evidencing Suiza Common Stock and Suiza Preferred Stock. After the Effective Time, there will be no further registration of transfers on the stock transfer books of Country Fresh. Share certificates should not be surrendered for exchange by shareholders of Country Fresh prior to the Effective Time and the receipt of a letter of transmittal.

    No fractional shares of Suiza Common Stock will be issued in the Merger. In lieu of any fractional shares, Suiza Foods will cause the Exchange Agent to pay an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) $40.00 by (ii) the fractional interest to which the owner thereof would otherwise be entitled (after taking into account all shares of Country Fresh Common Stock held of record by such owner and all full shares of Suiza Common Stock issued in respect thereof).

    Until so surrendered and exchanged, each certificate previously evidencing Country Fresh Common Stock will, after the Effective Time, represent solely Suiza Common Stock and the right to receive cash in lieu of fractional shares, and each certificate previously evidencing Country Fresh Preferred Stock will represent solely Suiza Preferred Stock. Unless and until any such certificates are so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Suiza Common Stock or

Suiza Preferred Stock as of any time on or after the Effective Time will be paid to the holders of such certificates previously evidencing Country Fresh Capital Stock; PROVIDED, HOWEVER, that, Suiza Foods will deposit with the Exchange Agent any such dividends or other distributions payable with respect to any unsurrendered certificates, and upon surrender and exchange of such certificates, there will be paid to the record holders of the certificates issued and exchanged therefor (a) the amount, without interest, of dividends and other distributions, if any, with a record date after the Effective Time theretofore paid with respect to such whole shares of Suiza Common Stock or Suiza Preferred Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Suiza Common Stock or Suiza Preferred Stock. Notwithstanding the foregoing, no party to the Merger will be liable to any former holder of Country Fresh Capital Stock for any cash, Suiza Common Stock, Suiza Preferred Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

TOP UP PROVISIONS

    If the Average Price is less than $36.00, Country Fresh will have the right to terminate the Merger Agreement or to request Suiza Foods (the "Top Up Request") to increase the total number of shares of Suiza Common Stock to be issued in the Merger (the "Adjusted Consideration") to a number of shares equal to $68.8 million divided by the Average Price. The Top-Up Request must be delivered to Suiza Foods in writing no later than 9:00 a.m. Michigan time on the Closing Date. If Country Fresh delivers a Top-Up Request, the Closing will be postponed for two business days and Suiza Foods will have the right to give notice to Country Fresh (the "Top-Up Notice") that Suiza Foods elects to proceed with the Merger at the Adjusted Consideration. The Top-Up Notice must be delivered to Country Fresh in writing no later than 9:00 a.m. Michigan time on the business day immediately following the day on which Country Fresh delivered the Top-Up Request. If Suiza Foods has not delivered a Top-Up Notice by the above deadline, Country Fresh will have the right to give notice to Suiza Foods (the "Closing Notice") that, notwithstanding its delivery of the Top-Up Request, Country Fresh elects to proceed with the Merger on the terms and conditions set forth in the Merger Agreement, without adjustment to the number of shares of Suiza Common Stock to be issued in the Merger. The Closing Notice must be delivered to Suiza Foods in writing no later than 6:00 p.m. Michigan time on the business day prior to the Closing Date (as delayed above). If Country Fresh has not delivered the Closing Notice by the above deadline, the Merger Agreement will terminate without further action by any of the parties.

COUNTRY FRESH OPTIONS


    Stock Options to purchase a total of 420,000 shares of Country Fresh Common Stock are currently outstanding under Country Fresh's existing stock option plans. All of such options are held by Delton C. Parks, Country Fresh's President and Chief Executive Officer. In connection with the Merger, Suiza Foods will assume the Stock Options and take such actions as may be necessary, including amending the Stock Options and related stock option plans, to substitute Suiza Common Stock for the Country Fresh Common Stock purchasable thereunder. Assuming all 420,000 Stock Options remain unexercised as of the Effective Time, the options assumed by Suiza Foods will be exercisable to purchase a total of 229,068 shares of Suiza Common Stock at an exercise price of $10.08 per share. However, if Country Fresh delivers and Suiza Foods accepts a Top Up Request, the Stock Options will be exercisable for a number of shares of Suiza Common Stock equal to (a) 229,068 times $36.00 divided by (b) the Average Price. The per share exercise price will be calculated by (a) multiplying $10.08 by the Average Price and (b) dividing by $36.00. Subject to the foregoing, the assumed options will have the same terms and conditions as the outstanding options being assumed and will not give the optionee additional benefits that he did not already have.

REPRESENTATIONS AND WARRANTIES

    In the Merger Agreement, Suiza Foods and Country Fresh have made various representations and warranties relating to, among other things: (a) organization and similar corporate matters; (b) capitalization; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) the absence of conflicts, violations and defaults under their respective charters and bylaws and certain other agreements and documents; (e) financial statements and, in the case of Suiza Foods, the accuracy of documents and reports filed with the Commission; (f) compliance with laws, including those related to employee benefit plans, labor matters, taxes and environmental matters; (g) the absence of certain changes and events; (h) litigation; and (i) certain matters relating to pooling of interests accounting. None of the representations and warranties in the Merger Agreement will survive the Effective Time.

CONDITIONS TO THE MERGER

    The respective obligations of Suiza Foods and Country Fresh to effect the Merger and related transactions are subject to the satisfaction, at or prior to the Closing Date, of the following conditions, any or all of which may be waived in writing by the parties to the Merger Agreement, in whole or in part, to the extent permitted by applicable law: (a) the Suiza Registration Statement must have been declared effective by the Commission under the Securities Act, no stop order suspending the effectiveness of the Suiza Registration Statement will have been issued by the Commission and no proceedings for that purpose will have been initiated, and Suiza Foods must have received all "blue sky" and other authorizations necessary to consummate the Merger; (b) the Merger and the Merger Agreement must have been approved by the requisite shareholder vote of Country Fresh; (c) no Governmental Entity or federal or state court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and no such Governmental Entity will have initiated or threatened to initiate any proceeding seeking any of the foregoing; (d) the applicable waiting period under the HSR Act will have expired or been terminated; and (e) Suiza Foods and Country Fresh will have been advised in writing by Deloitte & Touche LLP on the Closing Date that the Merger should be treated for financial accounting purposes as a pooling of interests.

    The obligations of Suiza Foods and Merger Sub to effect the Merger and related transactions are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Suiza Foods, in whole or in part: (a) certain representations and warranties of Country Fresh contained in the Merger Agreement will be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties will be true and correct in all material respects as of such earlier date) and, with respect to representations and warranties not subject to material adverse effect qualifications (with certain exceptions), where the failure to be true and correct would not reasonably be expected to have a material adverse effect on Country Fresh's business, operations, assets, financial condition or results of operations, taken as a whole; (b) Country Fresh will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Closing Date; (c) since the date of the Merger Agreement, there will have been no change, occurrence or circumstance in the current or future business, financial condition or results of operations of Country Fresh and its subsidiaries taken as a whole having or reasonably likely to have a material adverse effect on Country Fresh's business, operations, assets, financial condition or results of operations, taken as a whole; (d) there will not have been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any governmental entity in connection with the grant of a regulatory approval or consent necessary, in the reasonable judgment of Suiza Foods, to the continuing operation of the current or future business of Country Fresh, which imposes any condition or restriction upon Suiza Foods, Merger Sub or the business or operations of Country Fresh which, in the reasonable judgment of Suiza Foods, would be materially burdensome in the context of the transactions contemplated by the Merger Agreement; (e) Hughes & Luce, L.L.P. must have delivered to Suiza Foods its written opinion with respect to the Federal income tax consequences of the Merger (see "The Merger--Certain Federal Income Tax Consequences"); (f) the holder of all of the outstanding Stock Options must have consented to the assumption of such options by Suiza Foods on the terms provided in the Merger Agreement; (g) counsel to Country Fresh will have delivered a written legal opinion to Suiza Foods, in the agreed form; (h) Country Fresh will have obtained each consent and approval necessary in order that the Merger and related transactions do not constitute a breach or violation of, or result in a right of termination or acceleration of any encumbrance on any portion of Country Fresh's assets, any material contract, license, franchise or permit of Country Fresh, other than any such breach, violation, termination or acceleration that would not reasonably be expected to have a material adverse effect on Country Fresh's business, operations, assets, financial condition or results of operations, taken as a whole; (i) Suiza Foods will have received certain certificates from officers of Country Fresh with respect to the satisfaction of certain of the foregoing conditions and setting forth the estimated amount of Country Fresh's expenses related to the Merger; and (j) all proceedings taken by Country Fresh and all instruments executed and delivered by Country Fresh on or prior to the Closing Date in connection with the Merger and related transactions will be reasonably satisfactory in form and substance to Suiza Foods.

    The obligations of Country Fresh to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Country Fresh, in whole or in part: (a) certain representations and warranties of Suiza Foods and Merger Sub contained in the Merger Agreement must be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties will be true and correct in all material respects as of such earlier date) and, with respect to representations and warranties not subject to material adverse effect qualifications, where the failure to be true and correct would not reasonably be expected to have a material adverse effect on Suiza Foods' business, operations, assets, financial condition or results of operations, taken as a whole; (b) Suiza Foods and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Closing Date; (c) all of the shares of Suiza Common Stock to be issued in the Merger must have been registered under the Securities Act, no stop order suspending the effectiveness of the Suiza Registration Statement will have been issued and such shares of Suiza Common Stock must have been authorized for listing, subject to official notice of issuance, on the New York Stock Exchange; (d) counsel to Suiza Foods must have delivered a written legal opinion to Country Fresh, in the agreed form; (e) since the date of the Merger Agreement, there will have been no change, occurrence or circumstance in the business, financial condition or results of operations of Suiza Foods and its subsidiaries taken as a whole having or reasonably likely to have a material adverse effect on Suiza Foods' business, operations, assets, financial condition or results of operations, taken as a whole; (f) Delton C. Parks will have been elected to the Board of Directors of Suiza Foods effective immediately after the Effective Time; (g) Warner Norcross & Judd LLP must have delivered to Country Fresh its written opinion with respect to the Federal income tax consequences of the Merger (see "The Merger--Certain Federal Income Tax Consequences"); (h) Country Fresh will have received certain certificates from officers of Suiza Foods with respect to the satisfaction of certain of the foregoing conditions; and (i) all proceedings taken by Suiza Foods and Merger Sub and all instruments executed and delivered by them on or prior to the Closing Date in connection with the Merger and related transactions will be reasonably satisfactory in form and substance to Country Fresh.

COVENANTS

    AFFIRMATIVE COVENANTS OF COUNTRY FRESH. Prior to the Effective Time, unless otherwise required by applicable law, expressly contemplated by the Merger Agreement or consented to in writing by Suiza Foods, Country Fresh will and will cause its subsidiaries to: (a) operate its business in all material respects only in the usual and ordinary course consistent with past practices; (b) use its reasonable efforts to preserve substantially intact its business organization, maintain its material contracts, permits, intellectual property and other material rights, retain the services of its officers and key employees and maintain its relationships with its material customers and suppliers; (c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice; (d) use its reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained; and (e) promptly supplement or amend the Company Disclosure Statement referenced in the Merger Agreement with respect to any matter that arises or is discovered that, if existing or known at the date of the Merger Agreement, would have been required to be set forth or listed in the Company Disclosure Statement; provided, that for purposes of determining the rights and obligations of the parties under the Merger Agreement, any such supplemental or amended disclosure will not be deemed to have been disclosed unless Suiza Foods otherwise expressly consents in writing.

    NEGATIVE COVENANTS OF COUNTRY FRESH. Except as otherwise required by applicable law, expressly contemplated by the Merger Agreement or consented to in writing by Suiza Foods, from the date of the Merger Agreement until the Effective Time, Country Fresh will not do, and will not permit any of its subsidiaries to do, any of the following: (a) (i) increase the compensation payable to or to become payable to any director or executive officer, except for annual merit and seniority increases in the ordinary course of business consistent with past practices and increases resulting from the operation of compensation arrangements in effect prior to the date hereof; (ii) grant any severance or termination pay (other than pursuant to the normal severance policy of Country Fresh or its subsidiaries as in effect on the date of this Agreement) to, or enter into or amend any employment or severance agreement with, any director, officer or key employee; (iii) establish, adopt or enter into any employee benefit plan or arrangement except in connection with the re-negotiation of any expired union contract or labor agreement; or (iv) amend or otherwise modify in any respect that would reasonably be expected to be materially adverse to Country Fresh and its subsidiaries taken as a whole, any of its material contracts or material employee benefit plans, except in connection with the re-negotiation of any expired union contract or labor agreement; (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for (i) regularly scheduled semi-annual dividends on the Country Fresh Preferred Stock, and (ii) dividends by a wholly-owned subsidiary of Country Fresh to Country Fresh or another wholly-owned subsidiary of Country Fresh; (c) (i) redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock, or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock; (d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares; or (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which will be to make such terms less favorable to Country Fresh or any of its subsidiaries; (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person

(other than in the ordinary course of business and consistent with past practice); (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets or any assets of any of its subsidiaries, except in the ordinary course of business and consistent with past practice; (g) release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction (as defined in the Merger Agreement) or otherwise under any similar confidentiality or other agreement, or fail to enforce in all material respects any such agreement; (h) adopt or propose to adopt any amendments to its charter or bylaws; (i) (i) materially change any of its methods of accounting in effect at March 1, 1997, or (ii) make or rescind any express or deemed election relating to taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending March 1, 1997, except, in each case, as may be required by law or generally accepted accounting principles; (j) (i) incur any obligation for borrowed money or purchase money indebtedness, except under existing lines of credit or purchase money indebtedness incurred in the ordinary course of business consistent with past practice and provided that the aggregate amount thereof in no event exceeds $3,000,000 and except as expressly provided in or contemplated by Country Fresh's 1998 capital budget, or (ii) make or incur any capital expenditure except in the ordinary course of business consistent with past practice and provided that the amount thereof will not exceed $250,000 for any one item or $1,000,000 in the aggregate, except as expressly provided in or contemplated by the 1998 capital budget; (k) enter into any arrangement, agreement or contract with any third party (other than customers in the ordinary course of business) that would constitute a Material Contract (as defined in the Merger Agreement) if existing on the date of the Merger Agreement which provides for an exclusive arrangement with that third party or is substantially more restrictive on Country Fresh or substantially less advantageous to Country Fresh than arrangements, agreements or contracts existing on the date hereof; or (l) agree in writing or otherwise to do any of the foregoing.

    COVENANTS OF SUIZA FOODS. Prior to the Effective Time, unless otherwise required by applicable law, expressly contemplated by the Merger Agreement or consented to in writing by Country Fresh, Suiza Foods will and will cause its subsidiaries to (a) operate its business in all material respects only in the usual and ordinary course consistent with past practices and (b) promptly supplement or amend the Parent Disclosure Statement (as defined in the Merger Agreement) referenced in the Merger Agreement with respect to any matter that arises or is discovered that, if existing or known at the date of the Merger Agreement, would have been required to be set forth or listed in the Suiza Foods Disclosure Statement; provided, that for purposes of determining the rights and obligations of the parties hereunder, any such supplemental or amended disclosure will not be deemed to have been disclosed to Country Fresh unless Country Fresh otherwise expressly consents in writing.

    Except as expressly contemplated by the Agreement or otherwise consented to in writing by Country Fresh, from the date of the Merger Agreement until the Effective Time, Suiza Foods will not do, and will not permit any of its subsidiaries to do, any of the following: (a) knowingly take any action which would result in a failure to maintain the listing of the Suiza Common Stock on the NYSE or registration of the Suiza Common Stock under the Securities Act or the Exchange Act; (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock except for dividends by a wholly-owned subsidiary of Suiza Foods to Suiza Foods or another wholly owned subsidiary of Suiza Foods; (c) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by the Merger Agreement; (d) repurchase any shares of Suiza Common Stock during the period commencing with the mailing of this Proxy Statement/Prospectus and ending on the Closing Date; or (e) agree in writing or otherwise to do any of the foregoing.

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
    EMPLOYEE BENEFIT PLANS. On and after the Closing Date, Suiza Foods will cause Country Fresh to take all such actions as are necessary so that (a) for not less than six months after the Closing Date, employees of Country Fresh or its subsidiaries during such period will be provided employee benefits and similar plans and programs as will provide benefits which in the aggregate are not materially less favorable than those provided to such employees as of the date of the Merger Agreement and (b) Country Fresh honors the existing employment agreements identified in the Merger Agreement. Except as otherwise provided in the Merger Agreement or pursuant to any collective bargaining agreement to which Country Fresh is a party, Suiza Foods may terminate, amend, suspend or modify any such employee benefits or plans of Country Fresh at any time.

    INDEMNIFICATION. From and after the Effective Time, Suiza Foods will and will cause Country Fresh (including, if necessary, providing Country Fresh with sufficient funds) to, exculpate, indemnify and hold harmless all past and present officers, directors, employees and agents of Country Fresh and its subsidiaries (the "Company Indemnified Parties") against all losses, claims, damages, expenses or Liabilities arising out of or related to any acts or omissions, or alleged acts or omissions, occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to the advancement of expenses) provided for in Country Fresh's or any such subsidiary's charter or bylaws (or similar organizational documents), in effect as of the date hereof or under applicable law. Any determination required to be made with respect to whether a Company Indemnified Party is entitled to such indemnification under the applicable charter or bylaws will be made by independent counsel selected by such Company Indemnified Party reasonably satisfactory to Suiza Foods (whose reasonable fees and expenses will be paid by Suiza Foods or the Surviving Corporation unless such independent counsel determines that such fees and expenses should be paid by such Company Indemnified Party, in which case they will be paid by such Company Indemnified Party).

NON-SOLICITATION

    Pursuant to the Merger Agreement, Country Fresh has agreed that it will not, and will use all reasonable best efforts to cause its subsidiaries and affiliates not to, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined below), or enter into substantive discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of Country Fresh or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by Country Fresh or any of its subsidiaries or affiliates, as applicable, to take any such action, and Country Fresh will promptly (and in any event within two business days) notify Suiza Foods of all material terms of any such inquiries and proposals received by Country Fresh or any of its subsidiaries or affiliates, as applicable, or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters.

    Notwithstanding the foregoing, nothing in the Merger Agreement will prohibit the Country Fresh Board from: (a) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited BONA FIDE proposal for a Competing Transaction from a person or entity reasonably believed by Country Fresh to have the financial ability to consummate the Competing Transaction on a timely basis, if, and only to the extent that (i) Country Fresh has complied fully and in a timely manner with its obligations to notify Suiza Foods of all material terms of the Competing Transaction in accordance with the Merger Agreement, (ii) the Country Fresh Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Country Fresh Board to comply with its fiduciary duties to the shareholders of Country Fresh under applicable law and (iii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity Country Fresh (A) provides prior written notice to Suiza Foods to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (B) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in the Confidentiality Agreement dated March 13, 1997 between Suiza Foods and Country Fresh; (b) failing to make or withdrawing or modifying its recommendation for the Merger; or (c) making or disclosing any position or taking any other action if the Country Fresh Board, after consultation with and based on the advice of independent legal counsel, determines in good faith that such action is necessary for the Country Fresh Board to comply with its fiduciary duties to the shareholders of Country Fresh under applicable law. For such purposes, "Competing Transaction" is defined to mean any of the following (other than the transactions contemplated by the Merger Agreement) involving Country Fresh or any of its subsidiaries: (a) any acquisition of all or a material portion of Country Fresh and its subsidiaries taken as a whole by any merger, consolidation, share exchange, business combination or similar transaction; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of Country Fresh and its subsidiaries taken as a whole, (c) any offer for 20% or more of the outstanding shares of capital stock of Country Fresh; or (d) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    In the event that the Country Fresh Board receives a proposal for a Competing Transaction that, in the exercise of their fiduciary obligations (as determined in good faith by the Country Fresh Board after consultation with outside counsel), they determine to be a Superior Transaction (as defined below), the Country Fresh Board may withdraw or modify its approval or recommendation of the Merger Agreement or the Merger, approve or recommend any such Superior Transaction, or enter into an agreement with respect to such Superior Transaction and terminate the Merger Agreement. For purposes of the Merger Agreement, a "Superior Transaction" means any Competing Transaction the terms of which the Country Fresh Board determines in their good faith reasonable judgment (after reviewing the advice of, and consultation with, its financial advisor and legal counsel) to be more favorable to Country Fresh's shareholders than the transactions contemplated by the Merger Agreement.

TERMINATION OR AMENDMENT OF THE MERGER AGREEMENT

    The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the shareholders of Country Fresh: (a) by mutual consent of Suiza Foods and Country Fresh; (b) by Suiza Foods, (i) upon a material breach of any covenant or agreement on the part of Country Fresh set forth in the Merger Agreement, (ii) if certain representations or warranties of Country Fresh are untrue or (iii) if certain other representations and warranties are untrue and the failure of such representations and warranties to be true would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of Country Fresh, in each case such that the conditions to the Merger would be incapable of being satisfied by February 28, 1998; however, in any case, a willful breach will be deemed to cause such conditions to be incapable of being satisfied for purposes of such provision; (c) by Country Fresh, (i) upon a material breach of any covenant or agreement on the part of Suiza Foods set forth in the Merger Agreement, (ii) if certain representations or warranties of Suiza Foods are untrue or (iii) if certain other representations and warranties are untrue and the failure of such representations and warranties to be true would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, financial condition or results of operations of Suiza Foods, in either case such that the conditions to the Merger would be incapable of being satisfied by February 28, 1998; however, in any case, a willful material breach will be deemed to cause such conditions to be incapable of being satisfied for such purposes; (d) by either Suiza Foods or Country Fresh if there is any decree, judgment, injunction or other order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such provision to terminate this Agreement has not complied with its obligations under the Merger Agreement to vigorously contest such order; (e) by either Suiza Foods or Country Fresh if the Merger has not been consummated before February 28, 1998; (f) by either Suiza Foods or Country Fresh if the Merger Agreement fails to receive the requisite vote of the shareholders of Country Fresh; (g) by Suiza Foods, if (i) the Country Fresh Board withdraws, modifies or changes its recommendation of the Merger in a manner adverse to Suiza Foods or resolves to do any of the foregoing, (ii) the Country Fresh Board recommends any Competing Transaction or will have resolved to do so or (iii) Country Fresh enters into a letter of intent or a definitive agreement for a Competing Transaction; (h) by Country Fresh, if the Country Fresh Board (i) withdraws its recommendation of the Merger, if a Superior Transaction exists at such time, or (ii) recommends approval or acceptance of a Superior Transaction, in each case only if the Country Fresh Board, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for the Country Fresh Board to comply with their fiduciary duties under applicable law; or (i) as provided in connection with the "Top Up" provisions described above.

    The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective Boards of Directors, as applicable, at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the requisite shareholder vote, no amendment may be made that would require the approval of such shareholders under applicable law. The Merger Agreement may not be amended except by an instrument in writing signed by the parties.

EXPENSES

    All out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the parties and their affiliates) incurred by or on behalf of the parties in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, printing, filing and mailing of this Proxy Statement/Prospectus and the related Suiza Registration Statement and the solicitation of shareholder approval and all other matters related to the consummation of the transactions contemplated by the Merger Agreement (collectively, "Expenses") incurred by the parties to the Merger Agreement will be borne solely and entirely by the party which has incurred such Expenses. Notwithstanding the foregoing, if the Merger Agreement is terminated in connection with a Competing Transaction or a Superior Transaction, as described in clause (g) or (h) under the caption "--Termination or Amendment of the Merger Agreement," and Suiza Foods and Merger Sub are not in material breach of any material representation, warranty, covenant or agreement contained in the Merger Agreement, then Country Fresh will pay to Suiza Foods a fee of $500,000, and reimburse all of Suiza Foods' Expenses up to $500,000. In addition, if the foregoing fee is payable and if any Competing Transaction is consummated within 180 days after such termination, then Country Fresh will pay, in addition to the foregoing, a fee of $4,000,000.

                              THE SPECIAL MEETING

DATE, TIME AND PLACE


    The Special Meeting will be held at 10:00 a.m., local time, on November 25, 1997 at The Holiday Inn Crowne Plaza, at 5700 28th Street, Grand Rapids, Michigan 49546.


PURPOSE OF THE SPECIAL MEETING

    The purpose of the Special Meeting is to consider and vote upon (i) a proposal to approve the Merger Agreement and (ii) such other matters as may properly come before the special Meeting.

RECORD DATE AND OUTSTANDING SHARES


    Only holders of record of Country Fresh Capital Stock at the close of business on the Record Date, October 21, 1997, are entitled to notice of, and to vote at, the Special Meeting.

    On the Record Date, there were approximately 3,503,987 shares of Country Fresh Common Stock then issued and outstanding and entitled to vote at the Special Meeting and approximately 11,691 shares of Country Fresh Preferred Stock then issued and outstanding and entitled to vote at the Special Meeting. Each share of Country Fresh Common Stock and each share of Country Fresh Preferred Stock entitles the holder thereof to one vote on each matter submitted for shareholder approval.


VOTING AND REVOCATION OF PROXIES

    A form of proxy for use by shareholders of Country Fresh Common Stock, and a separate form of proxy for use by holders of Country Fresh Preferred Stock, at the Special Meeting accompany this Proxy Statement/Prospectus. All properly executed proxies that are received prior to or at the Special Meeting and not revoked will be voted at the Special Meeting in accordance with the instructions contained therein. IF A HOLDER OF COUNTRY FRESH CAPITAL STOCK EXECUTES AND RETURNS A PROXY AND DOES NOT SPECIFY OTHERWISE, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED "FOR" APPROVAL OF THE MERGER AGREEMENT IN ACCORDANCE WITH THE RECOMMENDATION OF THE COUNTRY FRESH BOARD. A shareholder of Country Fresh who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by executing and returning a proxy bearing a later date, filing written notice of such revocation with the Secretary of Country Fresh stating that the proxy is revoked or attending the Special Meeting and voting in person.

QUORUM AND VOTE REQUIRED

    The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Country Fresh Common Stock and Country Fresh Preferred Stock, voting together, and the holders of a majority of Country Fresh Preferred Stock, voting as a separate class, entitled to vote at the Special Meeting will constitute a quorum for the transaction of business. Approval of the Merger Agreement requires the affirmative vote of a majority of the issued and outstanding Country Fresh Common Stock and Country Fresh Preferred Stock, voting together as a single class, and a majority of the issued and outstanding Country Fresh Preferred Stock, voting alone as a single class. Accordingly, a failure to vote or abstention will have the same effect as a vote against the Merger Agreement. Directors and executive officers of Country Fresh and their respective affiliates own approximately 35.0% and 45.9% of the outstanding shares of Country Fresh Common Stock and Country Fresh Preferred Stock, respectively. See "Principal Shareholders of Country Fresh" for information regarding persons known to the management of Country Fresh to be the beneficial owners of more than 5% of the outstanding Country Fresh Common Stock or Country Fresh Preferred Stock.

    No vote of the stockholders of Suiza Foods is required in order to complete the Merger.

SOLICITATION OF PROXIES

    In addition to solicitation by mail, the directors, officers, employees and agents of Country Fresh may solicit proxies from shareholders by personal interview, telephone or otherwise. Country Fresh will bear the costs of the solicitation of proxies from its shareholders.

OTHER MATTERS

    At the date of this Proxy Statement/Prospectus, the Country Fresh Board does not know of any business to be presented at the Special Meeting other than approval of the Merger Agreement. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting such proxies.

                            PRO FORMA FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following unaudited pro forma financial data is based on adjustments to the historical consolidated balance sheet and related consolidated statements of income of Suiza Foods to give effect to (i) the Merger and the Morningstar Merger with Suiza Foods, expected to be accounted for using the pooling of interests method of accounting (the "Combined Companies"), and (ii) the completed acquisitions by Suiza Foods of Garrido on July 1, 1996, Swiss Dairy on September 9, 1996, Model Dairy on December 16, 1996, Dairy Fresh on July 1, 1997 and Garelick Dairy and Franklin Plastics on July 31, 1997 and the completed acquisition by Morningstar of Presto on December 3, 1996, all of which have been accounted for using the purchase method of accounting (the "Acquired Businesses").

    The unaudited pro forma consolidated statements of earnings for the years ended December 31, 1994, 1995 and 1996 and the six month period ended June 30, 1997 give effect to (i) the proposed mergers of the Combined Companies as if they had been consummated on January 1, 1994, and (ii) the completed acquisitions of the Acquired Businesses as if they had been consummated on January 1, 1996. There is no unaudited pro forma consolidated statement of earnings effect during the six month period ended June 30, 1997 of the acquisitions by Suiza Foods of Garrido, Swiss Dairy and Model Dairy or of the acquisition by Morningstar of Presto since these acquisitions were completed prior to January 1, 1997 and, as a result, their results of operations are already included in the historical consolidated results of operations of Suiza Foods or Morningstar. The unaudited pro forma consolidated balance sheet as of June 30, 1997 gives effect to (i) the proposed mergers of the Combined Companies and (ii) the completed acquisitions by Suiza Foods of Dairy Fresh, Garelick Dairy and Franklin Plastics, as if they had all been consummated on June 30, 1997. There is no pro forma consolidated balance sheet effect of the acquisitions by Suiza Foods of Garrido, Swiss Dairy and Model Dairy or of the acquisition by Morningstar of Presto since these acquisitions were completed prior to December 31, 1996 and, as a result, their balance sheets are already included in the historical consolidated balance sheets of Suiza Foods or Morningstar.

    Country Fresh's consolidated financial statements are based on its fiscal year which ends on the Saturday nearest to February 28, as compared to Suiza Foods' and Morningstars' fiscal year ends of December 31. As a result, the unaudited pro forma consolidated financial data for the years ended December 31, 1994, 1995 and 1996 combines the different fiscal year end of Country Fresh with the calendar year ends of Suiza Foods and Morningstar. Similarly, the unaudited pro forma consolidated financial data as of and for the six month period ended June 30, 1997, combines the six-month information as of and for the period ended June 30, 1997 for Suiza Foods and Morningstar with the financial information for Country Fresh as of and for the 26 weeks ended July 19, 1997, which includes 6 weeks of operations already included in the Country Fresh financial statements for the year ended March 1, 1997. For ease of reference, all headings used in the unaudited pro forma consolidated financial data refer to the period ended date of Suiza Foods.


    In connection with the Merger and the Morningstar Merger, Suiza Foods expects to expense approximately $28 million as merger costs, which represent transaction related expenses that are expected to be incurred on the consumation dates of the mergers. These transaction related costs include approximately $16 million of investment banking fees, legal fees, accounting fees, and filing and printing fees, along with approximately $12 million of employee costs related to the payments of retention bonuses and excise and other taxes to certain Country Fresh and Morningstar employees pursuant to existing contractual agreements and the payments pursuant to existing contractual agreements of severance costs and excise and other taxes for certain Morningstar employees whose employment will be terminated on the consummation date of the Morningstar Merger.



    After the consummation of the Merger and the Morningstar Merger, Suiza expects to achieve at least $10 million of savings from eliminating redundant administrative and financial aspects of the Combined

Companies, including the elimination of certain Morningstar employee costs related to employees terminated at the consummation date and reduced interest costs from the lower interest rates on the new credit facility for the Combined Company currently being negotiated. In addition, Suiza expects to realize significant additional annual cost savings within the first year from combined purchasing and rationalized manufacturing and distribution.

    The unaudited pro forma financial data should be read in conjunction with the separate audited and unaudited financial statements of the Combined Companies and of the Acquired Businesses, including the notes thereto, either included elsewhere or incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma consolidated income statement data are not necessarily indicative of the operating results that would have occurred had the proposed mergers of the Combined Companies and the completed acquisitions of the Acquired Businesses occurred on the pro forma dates indicated, nor are they necessarily indicative of the future operating results of the Combined Companies.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   HISTORICAL COMBINED COMPANIES
                                                ------------------------------------
                                                  SUIZA      COUNTRY      MORNING-     COMBINING     COMBINED
                                                  FOODS       FRESH         STAR      ADJUSTMENTS   COMPANIES
                                                ----------  ----------  ------------  -----------  ------------
NET SALES.....................................  $  341,108  $  310,164  $    292,314   $  (4,720)(a) $    938,866

COST OF SALES.................................     240,468     268,500       222,145      (4,720)(a)      726,393
                                                ----------  ----------  ------------               ------------

  Gross profit................................     100,640      41,664        70,169                    212,473

OPERATING EXPENSES:
  Selling and distribution....................      54,248      21,225        39,984                    115,457
  General and administrative..................      16,935      15,036         9,497                     41,468
  Amortization of intangibles.................       3,697         100         2,281                      6,078
                                                ----------  ----------  ------------               ------------

    Total operating expenses..................      74,880      36,361        51,762                    163,003
                                                ----------  ----------  ------------               ------------

OPERATING INCOME..............................      25,760       5,303        18,407                     49,470

OTHER:
  Interest expense, net.......................      19,279        (259)        4,797                     23,817
  Merger and other costs......................       1,660          --            --                      1,660
  Other (income) expense......................        (268)       (551)       (1,244)                    (2,063)
                                                ----------  ----------  ------------               ------------

    Total other...............................      20,671        (810)        3,553                     23,414
                                                ----------  ----------  ------------               ------------

INCOME BEFORE
  INCOME TAXES................................       5,089       6,113        14,854                     26,056

INCOME TAXES..................................         844       2,145         5,533                      8,522
                                                ----------  ----------  ------------               ------------

INCOME FROM
  CONTINUING OPERATIONS.......................  $    4,245  $    3,968  $      9,321               $     17,534
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

INCOME PER COMMON SHARE FROM CONTINUING
  OPERATIONS..................................  $     0.69  $     0.52  $       0.62               $       0.76
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

WEIGHTED AVERAGE SHARES
  OUTSTANDING.................................   6,156,387   7,622,840    15,050,538                 23,106,841
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

------------------------------

(a) Elimination of sales and cost of sales for transactions between Morningstar and Suiza Foods.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   HISTORICAL COMBINED COMPANIES
                                                ------------------------------------
                                                  SUIZA      COUNTRY      MORNING-     COMBINING     COMBINED
                                                  FOODS       FRESH         STAR      ADJUSTMENTS   COMPANIES
                                                ----------  ----------  ------------  -----------  ------------
NET SALES.....................................  $  430,466  $  336,055  $    304,730   $  (5,818)(a) $  1,065,433

COST OF SALES.................................     312,633     291,722       232,948      (5,818)(a)      831,485
                                                ----------  ----------  ------------               ------------

  Gross profit................................     117,833      44,333        71,782                    233,948

OPERATING EXPENSES:
  Selling and distribution....................      64,289      21,633        38,353                    124,275
  General and administrative..................      19,277      15,700        10,682                     45,659
  Amortization of intangibles.................       3,703          82         2,319                      6,104
                                                ----------  ----------  ------------               ------------

    Total operating expenses..................      87,269      37,415        51,354                    176,038
                                                ----------  ----------  ------------               ------------

OPERATING INCOME..............................      30,564       6,918        20,428                     57,910

OTHER:
  Interest expense, net.......................      19,921       1,392         4,302                     25,615
  Merger and other costs......................      10,238          --            --                     10,238
  Other (income) expense......................        (469)       (633)       (1,276)                    (2,378)
                                                ----------  ----------  ------------               ------------

    Total other...............................      29,690         759         3,026                     33,475
                                                ----------  ----------  ------------               ------------

INCOME BEFORE
  INCOME TAXES................................         874       6,159        17,402                     24,435

INCOME TAXES..................................       2,450       2,090         6,062                     10,602
                                                ----------  ----------  ------------               ------------

INCOME FROM
  CONTINUING OPERATIONS.......................  $   (1,576) $    4,069  $     11,340               $     13,833
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

INCOME PER COMMON SHARE FROM CONTINUING
  OPERATIONS                                    $    (0.26) $     1.04  $       0.74               $       0.64
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

WEIGHTED AVERAGE SHARES
  OUTSTANDING.................................   6,109,398   3,609,245    15,245,562                 21,036,608
                                                ----------  ----------  ------------               ------------
                                                ----------  ----------  ------------               ------------

------------------------------

(a) Elimination of sales and cost of sales for transactions between Morningstar and Suiza Foods.

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                          YEAR ENDED DECEMBER 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                         HISTORICAL COMBINED COMPANIES
                        -------------------------------                               HISTORICAL       ACQUIRED
                          SUIZA     COUNTRY   MORNING-     COMBINING     COMBINED      ACQUIRED       BUSINESSES
                          FOODS      FRESH      STAR      ADJUSTMENTS    COMPANIES   BUSINESSES(A)   ADJUSTMENTS     PRO FORMA
                        ---------  ---------  ---------  -------------  -----------  -------------  --------------  -----------
NET SALES.............  $ 520,916  $ 353,037  $ 394,306   $  (7,910)(b)  $1,260,349    $ 754,277    $      --        $2,014,626
COST OF SALES.........    388,548    305,614    302,801      (7,910)(b)    989,053       586,167       (2,624)(c)(d)  1,572,596
                        ---------  ---------  ---------                 -----------  -------------                  -----------
  Gross profit........    132,368     47,423     91,505                    271,296       168,110                       442,030
OPERATING EXPENSES:
  Selling and
    distribution......     70,709     19,916     49,895                    140,520        79,847       (4,202)(c)(d)    216,165
  General and
    administrative....     21,913     16,010     12,538                     50,461        29,693       (9,411)(c)(d)     70,743
  Amortization of
    intangibles.......      4,624        656      2,912                      8,192         2,217        9,542(e)        19,951
                        ---------  ---------  ---------                 -----------  -------------                  -----------
    Total operating
      expenses........     97,246     36,582     65,345                    199,173       111,757                       306,859
                        ---------  ---------  ---------                 -----------  -------------                  -----------
OPERATING INCOME......     35,122     10,841     26,160                     72,123        56,353                       135,171
OTHER:
  Interest expense,
    net...............     17,470      1,219      4,026                     22,715         5,600       38,124(f)        66,439
  Merger and other
    costs.............        571         --         --                        571            --                           571
  Other (income)
    expense...........     (4,012)      (436)      (286)                    (4,734)         (495)                       (5,229)
                        ---------  ---------  ---------                 -----------  -------------                  -----------
    Total other.......     14,029        783      3,740                     18,552         5,105                        61,781
                        ---------  ---------  ---------                 -----------  -------------                  -----------
INCOME BEFORE
  INCOME TAXES........     21,093     10,058     22,420                     53,571        51,248                        73,390
INCOME TAXES..........     (6,836)     3,385      7,844                      4,393         1,280        6,110(g)        11,783
                        ---------  ---------  ---------                 -----------  -------------                  -----------
INCOME FROM
  CONTINUING
    OPERATIONS........  $  27,929  $   6,673  $  14,576                  $  49,178     $  49,968                     $  61,607
                        ---------  ---------  ---------                 -----------  -------------                  -----------
                        ---------  ---------  ---------                 -----------  -------------                  -----------
INCOME PER COMMON
  SHARE FROM
  CONTINUING
  OPERATIONS..........  $    2.81  $    1.75  $    0.96                  $    1.97                                   $    2.45
                        ---------  ---------  ---------                 -----------                                 -----------
                        ---------  ---------  ---------                 -----------                                 -----------
WEIGHTED AVERAGE
  SHARES
  OUTSTANDING.........  9,921,822  3,636,519  15,133,887                24,768,983                                  25,066,383
                        ---------  ---------  ---------                 -----------                                 -----------
                        ---------  ---------  ---------                 -----------                                 -----------

------------------------------

(a) Includes the pre-acquisition results of operations of Suiza Foods' 1996 acquisitions of Garrido through June 30, 1996, Swiss Dairy through August 31, 1996 and Model Dairy through November 30, 1996; the pre-acquisition results of operations of Morningstars' 1996 acquisition of Presto through November 30, 1996; and the pre-acquisition results of operations of Suiza Foods' 1997 acquisitions of Dairy Fresh for the year ended December 31, 1996, and Garelick for its most recent fiscal year ended September 30, 1996.

(b) Elimination of sales and cost of sales for transactions between Morningstar and Suiza Foods.

(c) Excess of historical depreciation expense over the depreciation of the fair value of property and equipment acquired in the Suiza Foods acquisitions, which resulted in a decrease of $2,107, $708 and $121 in amounts charged to cost of sales, selling and distribution expense and general and administrative expense, respectively. There was no material difference between the historical depreciation expense and the depreciation of the fair value of property and equipment acquired in the Morningstar acquisition.

(d) Elimination of salaries and benefits paid primarily to former shareholders of the acquired businesses whose employment was either terminated or salaries were reduced as part of the purchase agreement, along with the elimination of certain related party expenses of the acquired businesses, pursuant to an agreement with such related parties at acquisition date, resulting in a reduction of historical costs of sales, selling and distribution and general administrative costs, as follows:

                                                                     SUIZA       MORNING-
                                                                     FOODS         STAR
                                                                 ACQUISITIONS   ACQUISITION    TOTAL
                                                                 -------------  -----------  ---------
Cost of sales..................................................    $    (517)    $      --   $    (517)
Selling and distribution.......................................         (968)       (2,526)       (968)
General and administration.....................................       (4,816)       (4,474)    (11,816)
                                                                 -------------  -----------  ---------
                                                                   $  (6,301)    $  (7,000)  $ (13,301)
                                                                 -------------  -----------  ---------
                                                                 -------------  -----------  ---------

(e) Amortization of goodwill and other intangibles, over the following amortization periods, in excess of historical amounts, as follows:

                                                                      SUIZA       MORNING-
                                                                      FOODS         STAR
                                                         LIFE     ACQUISITIONS   ACQUISITION    TOTAL
                                                       ---------  -------------  -----------  ---------
Organization costs...................................      5        $      22     $      --   $      22
Tradenames...........................................    25-40            510         1,833       2,343
Customer list........................................     10              367            --         367
Goodwill.............................................     40            6,069           741       6,810
                                                                  -------------  -----------  ---------
                                                                    $   6,968     $   2,574   $   9,542
                                                                  -------------  -----------  ---------
                                                                  -------------  -----------  ---------

(f) Pro forma interest expense on the average outstanding balance of new variable rate borrowings used to fund the Suiza Foods and Morningstar acquisitions at an assumed interest rate of 7.75%, including the amortization of deferred financing costs, net of the reduction of historical interest expense related to the historical debt repaid as follows:

Suiza Foods acquisitions........................................    $  31,346
Morningstar acquisition.........................................        6,778
                                                                  -------------
Total...........................................................    $  38,124
                                                                  -------------
                                                                  -------------

   The effect of a .125% change in the interest rate on the new variable rate borrowings to fund the Suiza Foods and Morningstar acquisitions, would have resulted in a change in the proforma interest expense adjustment of $615.

(g) Estimated pro forma adjustment to reflect income taxes at the estimated effective tax rate for the Suiza Foods acquisitions of 4% for Garrido, 35% for Model Dairy and 40% for Swiss Dairy, Dairy Fresh and Garelick, and for Morningstar's Presto acquisition of 42%.

Suiza Foods acquisitions........................................    $   3,995
Morningstar acquisition.........................................        2,115
                                                                  -------------
Total...........................................................    $   6,110
                                                                  -------------
                                                                  -------------

             UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
                         SIX MONTHS ENDED JUNE 30, 1997
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                             HISTORICAL COMBINED COMPANIES
                           ---------------------------------                             HISTORICAL       ACQUIRED
                             SUIZA      COUNTRY    MORNING-    COMBINING     COMBINED     ACQUIRED       BUSINESSES         PRO
                             FOODS       FRESH       STAR     ADJUSTMENTS   COMPANIES   BUSINESSES(A)    ADJUSTMENTS       FORMA
                           ----------  ---------  ----------  -----------   ----------  -------------   -------------   -----------
NET SALES................  $  336,819  $ 172,295  $  270,672  $(4,699)(b)   $ 775,087     $246,977      $    --         $1,022,064
COST OF SALES............     252,047    147,711     196,022   (4,699)(b)     591,081      192,812       (1,995)(c)        781,898
                           ----------  ---------  ----------                ----------  -------------                   -----------
  Gross profit...........      84,772     24,584      74,650                  184,006       54,165                         240,166
OPERATING EXPENSES:
  Selling and
    distribution.........      42,244      9,497      41,785                   93,526       22,073         (473)(c)        115,126
  General and
    administrative.......      16,397      7,775       6,685                   30,857        5,674       (1,243)(c)(d)      35,288
  Amortization of
    intangibles..........       2,982         25       2,753                    5,760        1,251        2,623(e)           9,634
                           ----------  ---------  ----------                ----------  -------------                   -----------
    Total operating
      expenses...........      61,623     17,297      51,223                  130,143       28,998                         160,048
                           ----------  ---------  ----------                ----------  -------------                   -----------
OPERATING INCOME.........      23,149      7,287      23,427                   53,863       25,167                          80,118
OTHER:
  Interest expense,
    net..................       6,580        803       6,798                   14,181        3,410       10,988(f)          28,579
  Other (income)
    expense..............     (18,575)      (230)       (249)                 (19,054 )        (18)                        (19,072)
                           ----------  ---------  ----------                ----------  -------------                   -----------
    Total other..........     (11,995)       573       6,549                   (4,873 )      3,392                           9,507
                           ----------  ---------  ----------                ----------  -------------                   -----------
INCOME BEFORE
INCOME TAXES.............      35,144      6,714      16,878                   58,736       21,775                          70,611
INCOME TAXES.............      10,745      2,303       6,917                   19,965          715        3,735(g)          24,415
                           ----------  ---------  ----------                ----------  -------------                   -----------
INCOME FROM
CONTINUING OPERATIONS....  $   24,399  $   4,411  $    9,961                $  38,771     $ 21,060                      $   46,196
                           ----------  ---------  ----------                ----------  -------------                   -----------
                           ----------  ---------  ----------                ----------  -------------                   -----------
INCOME PER COMMON SHARE
  FROM
CONTINUING OPERATIONS....  $     1.57  $    1.16  $     0.64                $    1.25                                   $     1.48
                           ----------  ---------  ----------                ----------                                  -----------
                           ----------  ---------  ----------                ----------                                  -----------
WEIGHTED AVERAGE SHARES
OUTSTANDING..............  15,509,388  3,685,236  15,643,651                30,816,419                                  31,113,819
                           ----------  ---------  ----------                ----------                                  -----------
                           ----------  ---------  ----------                ----------                                  -----------

------------------------------

(a) Includes the pre-acquisition results of operations Suiza Foods' 1997 acquisitions of Dairy Fresh and Garelick for the six months ended June 30, 1997.

(b) Elimination of sales and cost of sales for transactions between Morningstar and Suiza Foods.

(c) Excess of historical depreciation expense over the depreciation of the fair value of property and equipment acquired in the Suiza Foods acquisitions, which resulted in a decrease of $1,995, $473 and $71 in amounts charged to cost of sales, selling and distribution expense and general and administrative expense, respectively.

(d) Elimination of salaries and benefits paid primarily to former shareholders of the Suiza Foods acquired businesses whose employment was either terminated or salaries were reduced as part of the purchase agreement, along with the elimination of certain related party expenses of the acquired businesses, pursuant to an agreement with such related parties at acquisition date, resulting in a reduction of historical general administrative costs of $1,172.

(e) Amortization of goodwill and other intangibles for the Suiza Foods acquisitions, over the following amortization periods, in excess of historical amounts, as follows:

                                                  LIFE
                                                   ---
Organization costs...........................           5                      $       5
Tradename....................................          25                            200
Goodwill.....................................          40                          2,418
                                                                                  ------
                                                                               $   2,623
                                                                                  ------
                                                                                  ------

(f) Pro forma interest expense to reflect additional interest expense of $10,988 on the average outstanding balance of new variable rate borrowings used to fund the Suiza Foods acquisitions at an assumed interest rate of 7.75%, including the amortization of deferred financing costs, net of the reduction of historical interest expense related to the historical debt repaid. The effect of a .125% change in the interest rate on the new variable rate borrowings to fund the Suiza Foods acquisitions, would have resulted in a change in the proforma interest expense adjustment of $177.

(g) Estimated pro forma adjustment to reflect increased income taxes for the Suiza Foods acquisitions of $3,735 at the estimated effective tax rate of 40% for Dairy Fresh and Garelick.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                                 HISTORICAL COMBINED COMPANIES
                                --------------------------------                              HISTORICAL     ACQUIRED
                                 SUIZA     COUNTRY     MORNING-     COMBINING     COMBINED     ACQUIRED     BUSINESSES
                                 FOODS      FRESH        STAR      ADJUSTMENTS    COMPANIES   BUSINESSES   ADJUSTMENTS    PRO FORMA
                                --------  ---------   ----------   ------------   ---------   ----------   ------------   ----------
                                                                                                 (A)
CURRENT ASSETS:
  Cash........................  $ 7,130   $  6,697     $  2,167    $              $ 15,994     $    291    $    (68)(e)   $  16,217
  Accounts receivable.........   50,784     26,084       48,038                    124,906       32,948                     157,854
  Inventories.................   21,536     18,846       25,689                     66,071        6,882                      72,953
  Prepaid expenses and other..    3,369        241        3,229                      6,839        2,299         (75)(e)       9,063
  Deferred income taxes.......    3,796      1,186        7,339                     12,321           --                      12,321
                                --------  ---------   ----------                  ---------   ----------                  ----------
    Total current assets......   86,615     53,054       86,462                    226,131       42,420                     268,408
PROPERTY AND EQUIPMENT........  136,281     43,476      100,708                    280,465       85,199      26,862(e)      392,526
DEFERRED INCOME TAXES.........    8,319      3,059           --                     11,378           --                      11,378
INTANGIBLE AND OTHER ASSETS...  171,091      2,353      165,153                    338,597       42,219     259,137(e)      639,953
                                --------  ---------   ----------                  ---------   ----------                  ----------
TOTAL ASSETS..................  $402,306  $101,942     $352,323                   $856,571     $169,838                   $1,312,265
                                --------  ---------   ----------                  ---------   ----------                  ----------
                                --------  ---------   ----------                  ---------   ----------                  ----------
CURRENT LIABILITIES:
  Accounts payable and accrued
    expenses..................  $42,118   $ 30,316     $ 63,466    $ 28,000(c)    $163,900     $ 40,122    $   (380)(d)   $ 203,642
  Income taxes payable........    1,154      2,262           --                      3,416           --                       3,416
  Current portion of long-term
    debt......................   17,323      3,767       11,500                     32,590       57,762     (57,762)(d)      32,590
                                --------  ---------   ----------                  ---------   ----------                  ----------
    Total current
      liabilities.............   60,595     36,345       74,966                    199,906       97,884                     239,648
LONG-TERM DEBT................  128,150     26,523      169,200                    323,873       32,436     373,516(c)      729,825
OTHER LIABILITIES.............       --      3,558        3,020                      6,578           --                       6,578
DEFERRED INCOME TAXES.........    4,928         --        5,694                     10,622           --                      10,622
STOCKHOLDERS' EQUITY:
  Preferred stock.............       --      3,741           --                      3,741                                    3,741
  Common stock................      153      1,898          153      (1,908)(b)        296                        3(d)          299
  Additional paid-in
    capital...................  183,263         --       67,733       1,908(b)     252,904                    9,997(c)      262,901
  Retained earnings...........   25,217     29,877       31,557     (28,000)(c)     58,651                                   58,651
  Equity of acquired
    businesses................       --         --           --                         --       39,518     (39,518)(e)          --
                                --------  ---------   ----------                  ---------   ----------                  ----------
    Total stockholders'
      equity..................  208,633     35,516       99,443                    315,592       39,518                     325,592
                                --------  ---------   ----------                  ---------   ----------                  ----------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY........  $402,306  $101,942     $352,323                   $856,571     $169,838                   $1,312,265
                                --------  ---------   ----------                  ---------   ----------                  ----------
                                --------  ---------   ----------                  ---------   ----------                  ----------

------------------------------

(a) Includes the pre-acquisition balance sheets of Suiza Foods' 1997 acquisitions of Dairy Fresh and Garelick as of June 30, 1997.

(b) Pro forma adjustment to common stock and additional paid-in capital to reflect the par value of the common stock issued to affect the mergers.

(c) Pro forma adjustment to expense $28 million of estimated merger costs which are expected to be incurred on the consumation date of the mergers. These estimated transaction related costs include approximately $16 million of investment banking fees, legal fees, accounting fees, and filing and printing fees, along with approximately $12 million of employee costs related to the payments of retention bonuses and excise and other taxes to certain Country Fresh and Morningstar employees pursuant to existing contractual agreements and the payments pursuant to existing contractual agreements of severance costs and excise and other taxes for certain Morningstar employees whose employment will be terminated on the consummation date of the Morningstar Merger.

(d) On July 1, 1997, Suiza Foods completed the acquisition of substantially all the net assets of Dairy Fresh and, on July 31, 1997, the acquisition of all of the outstanding common stock of Garelick. The purchase prices for these acquisitions were approximately $104.5 million and $306.6 million, respectively, including acquired cash and including expenses of $1.8 million and $3.0 million, respectively, which were used to acquired Dairy Fresh and Garelick and to repay their existing debt. The total purchase prices were funded primarily with borrowings under Suiza Foods' senior credit facility and the issuance of 297,400 shares of Suiza Common Stock for $10.0 million to Garelick shareholders, as follows:

Credit agreement borrowings.............................................................  $ 405,952
Issuance of common stock................................................................     10,000
                                                                                          ---------
Total purchase prices...................................................................    415,952
Repayment of existing indebtedness:

  Accrued interest......................................................................       (380)
  Current portion of long-term debt.....................................................    (57,762)
  Long-term debt........................................................................    (32,436)
                                                                                          ---------
Net purchase price......................................................................  $ 325,374
                                                                                          ---------
                                                                                          ---------

(e) The above acquisitions resulted in an excess of the purchase prices over the historical net assets acquired, which were allocated to the net assets acquired, as follows:

Net purchase prices.....................................................................  $ 325,374
Historical carrying value of net assets:
  Total net assets......................................................................     39,518
  Less net assets not assumed:
    Cash................................................................................        (68)
    Prepaid expenses....................................................................        (75)
    Intangible and other assets.........................................................    (38,693)
                                                                                          ---------
Historical carrying values of net assets acquired.......................................        682
                                                                                          ---------
Excess of net purchase prices over historical carrying values...........................  $ 324,692
                                                                                          ---------
Allocation of excess purchase price:
  Excess fair value of property and equipment...........................................  $  26,862
  Intangible assets.....................................................................    297,830
                                                                                          ---------
                                                                                          $ 324,692
                                                                                          ---------

                     SELECTED FINANCIAL DATA OF SUIZA FOODS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following selected financial data of Suiza Foods for each of the five years in the period ended December 31, 1996 have been derived from Suiza Foods' audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 are unaudited, and in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) that are necessary to present fairly the financial results for such periods. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data of Suiza Foods should be read in conjunction with the Consolidated Financial Statements and related notes of Suiza Foods incorporated by reference into or included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                                                UNAUDITED
                                                                                                                SIX MONTHS
                                                                                                                ENDED JUNE
                                                                     YEAR ENDED DECEMBER 31,                       30,
                                                    ----------------------------------------------------------  ----------
                                                       1992        1993        1994        1995        1996        1996
                                                    ----------  ----------  ----------  ----------  ----------  ----------
OPERATING DATA:
  Net sales.......................................  $   44,452  $   51,675  $  341,108  $  430,466  $  520,916  $  225,307
  Cost of sales...................................      14,586      20,412     240,468     312,633     388,548     165,917
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Gross profit....................................      29,866      31,263     100,640     117,833     132,368      59,390
  Operating costs and expenses:
    Selling and distribution......................      14,483      15,434      54,248      64,289      70,709      32,682
    General and administrative....................       6,110       6,305      16,935      19,277      21,913       9,805
    Amortization of intangibles and other.........       1,911         822       3,697       3,703       4,624       1,960
                                                    ----------  ----------  ----------  ----------  ----------  ----------
    Total operating costs and expenses............      22,504      22,561      74,880      87,269      97,246      44,447
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Income from operations..........................       7,362       8,702      25,760      30,564      35,122      14,943
  Other (income) expense:
    Interest expense, net.........................       8,495       7,697      19,279      19,921      17,470       8,488
    Merger and other costs........................       1,199          --       1,660      10,238         571          --
    Other income, net.............................        (408)       (419)       (268)       (469)     (4,012)       (252)
                                                    ----------  ----------  ----------  ----------  ----------  ----------
    Total other (income) expense..................       9,286       7,278      20,671      29,690      14,029       8,236
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Income (loss) before income taxes and
    extraordinary loss............................      (1,924)      1,424       5,089         874      21,093       6,707
  Income taxes (benefit)..........................      --               4         844       2,450      (6,836)      1,771
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Income (loss) before extraordinary loss.........      (1,924)      1,420       4,245      (1,576)     27,929       4,936
  Extraordinary loss from early extinguishment of
    debt..........................................       2,491      --             197       8,462       2,215       2,215
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Net income (loss) (1)...........................  $   (4,415) $    1,420  $    4,048  $  (10,038) $   25,714  $    2,721
                                                    ----------  ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Weighted average shares outstanding.............   1,763,502   2,487,174   6,156,387   6,109,398   9,921,822   8,455,332

  Earnings (loss) per share:
    Income (loss) before extraordinary loss.......  $    (1.09) $      .57  $      .69  $     (.26) $     2.81  $      .58
    Extraordinary loss............................       (1.41)         --        (.03)      (1.38)       (.22)       (.26)
                                                    ----------  ----------  ----------  ----------  ----------  ----------
    Net income (loss)(1)..........................  $    (2.50) $      .57  $      .66  $    (1.64) $     2.59  $      .32
                                                    ----------  ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------  ----------

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets....................................      46,991     167,948     238,952     232,522     384,148     237,973
  Long-term debt, net of current portion..........      54,739     132,123     173,327     171,745     226,693     134,334
  Total stockholders' equity (deficit)............     (15,408)        162       9,887       9,460      93,532      60,789

OTHER DATA:
  Ratio of earnings to fixed charges (2)..........          --        1.18        1.24        1.04        2.05        1.68
  Deficiency of earnings to fixed charges (2).....  $    1,924          --          --          --          --          --


                                                       1997
                                                    -----------
OPERATING DATA:
  Net sales.......................................  $   336,819
  Cost of sales...................................      252,047
                                                    -----------
  Gross profit....................................       84,772
  Operating costs and expenses:
    Selling and distribution......................       42,244
    General and administrative....................       16,397
    Amortization of intangibles and other.........        2,982
                                                    -----------
    Total operating costs and expenses............       61,623
                                                    -----------
  Income from operations..........................       23,149
  Other (income) expense:
    Interest expense, net.........................        6,580
    Merger and other costs........................           --
    Other income, net.............................      (18,575)
                                                    -----------
    Total other (income) expense..................      (11,995)
                                                    -----------
  Income (loss) before income taxes and
    extraordinary loss............................       35,144
  Income taxes (benefit)..........................       10,745
                                                    -----------
  Income (loss) before extraordinary loss.........       24,399
  Extraordinary loss from early extinguishment of
    debt..........................................        3,270
                                                    -----------
  Net income (loss) (1)...........................  $    21,129
                                                    -----------
                                                    -----------
  Weighted average shares outstanding.............   15,509,388
  Earnings (loss) per share:
    Income (loss) before extraordinary loss.......  $      1.57
    Extraordinary loss............................         (.21)
                                                    -----------
    Net income (loss)(1)..........................  $      1.36
                                                    -----------
                                                    -----------
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets....................................      402,306
  Long-term debt, net of current portion..........      128,150
  Total stockholders' equity (deficit)............      208,633
OTHER DATA:
  Ratio of earnings to fixed charges (2)..........         5.37
  Deficiency of earnings to fixed charges (2).....           --

------------------------

(1) Net income (loss) and related per share amounts include the following nonrecurring and extraordinary charges and benefits:

                                                                                                                UNAUDITED
                                                                                                                SIX MONTHS
                                                                                                                ENDED JUNE
                                                                     YEAR ENDED DECEMBER 31,                       30,
                                                    ----------------------------------------------------------  ----------
                                                       1992        1993        1994        1995        1996        1996
                                                    ----------  ----------  ----------  ----------  ----------  ----------
  Merger, financing and other costs (a)...........  $   (1,199) $       --  $   (1,602) $   (9,554) $     (354) $       --
  Tax benefits (b)................................          --          --          --          --      13,950          --
  Extraordinary loss from early extinguishment of
    debt (c)......................................      (2,491)         --        (197)     (8,462)     (2,215)     (2,215)
                                                    ----------  ----------  ----------  ----------  ----------  ----------
                                                    $   (3,690) $       --  $   (1,799) $  (18,016) $   11,381  $   (2,215)
                                                    ----------  ----------  ----------  ----------  ----------  ----------
                                                    ----------  ----------  ----------  ----------  ----------  ----------


                                                       1997
                                                    -----------
  Merger, financing and other costs (a)...........  $        --
  Tax benefits (b)................................       11,500
  Extraordinary loss from early extinguishment of
    debt (c)......................................       (3,270)
                                                    -----------
                                                    $     8,230
                                                    -----------
                                                    -----------

    (a) Consists of costs incurred in connection with the corporate combination pursuant to which Suiza Foods was formed as a holding company for certain pre-existing operations, an uncompleted public offering of shares of Suiza Common Stock, an uncompleted debt offering, uncompleted acquisitions and debt refinancing costs, net of associated income taxes of $58 in 1994, $684 in 1995 and $217 in 1996.

    (b) For 1996, includes the sale of Puerto Rico tax credits of $3,400 (net of related expenses), reflected in other income, and the recognition of $11,750 in deferred income tax benefits recorded as a credit to tax expense, both effects related to tax credits generated by Suiza-Puerto Rico, partially offset by additional income tax expense of $1,200 related to the sale of the tax credits. For the six months ended June 30, 1997, includes a nonrecurring gain of $18,100, net of discounts and related expenses, resulting from additional tax credits generated by Suiza-Puerto Rico that Suiza Foods subsequently sold to third parties, partially offset by additional income tax expense of $6,600 related to the sale of tax credits.

    (c) Net of associated income taxes of approximately $700 in 1995, $900 in 1996 and $2,000 for the six months ended June 30, 1997.

(2) For the purposes of computing the ratios of earnings to fixed charges, "earnings" consist of earnings before income taxes and fixed charges. "Fixed charges" consist of interest charges, the portion of rental expense deemed representative of the interest factor and preferred stock dividends.

                     SELECTED FINANCIAL DATA OF MORNINGSTAR
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following selected financial data of Morningstar for each of the five years in the period ended December 31, 1996 have been derived from Morningstar's audited consolidated financial statements. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 are unaudited, and in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) that are necessary to present fairly the financial results for such periods. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data of Morningstar should be read in conjunction with the Consolidated Financial Statements and related notes of Morningstar incorporated by reference into or included elsewhere in this Joint Proxy Statement/Prospectus.

                                                                                                                  UNAUDITED
                                                                                                            SIX MONTHS ENDED JUNE
                                                             YEAR ENDED DECEMBER 31,                                 30,
                                        ------------------------------------------------------------------  ----------------------
                                            1992            1993           1994        1995        1996        1996        1997
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
OPERATING DATA:
  Net sales...........................  $  230,220      $  273,949      $  292,314  $  304,730  $  394,306  $  167,417  $  270,672
  Cost of sales.......................     174,130         211,418         222,145     232,948     302,801     128,036     196,022
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
    Gross profit......................      56,090          62,531          70,169      71,782      91,505      39,381      74,650
  Operating costs and expenses:
    Selling and distribution..........      27,100          36,669          39,984      38,353      49,895      22,316      41,785
    General and administrative........       7,579           9,432           9,497      10,682      12,538       5,259       6,685
    Amortization of intangibles.......       4,825           3,995           2,281       2,319       2,912       1,162       2,753
    Restructuring and other charges...       1,093           7,100              --          --          --          --          --
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
    Total operating costs and
      expenses........................      40,597          57,196          51,762      51,354      65,345      28,737      51,223
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
  Income from operations..............      15,493           5,335          18,407      20,428      26,160      10,644      23,427
  Other (income) expenses:
    Interest expense, net.............       7,875           5,477           4,797       4,302       4,026       1,532       6,798
    Refinancing charges...............       9,584              --              --          --          --          --          --
    Other income, net.................        (424)           (726)         (1,244)     (1,276)       (286)       (382)       (249)
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
    Total other (income) expense......      17,035           4,751           3,553       3,026       3,740       1,150       6,549
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
  Income (loss) before income taxes,
    discontinued operations and
    extraordinary loss................      (1,542)            584          14,854      17,402      22,420       9,494      16,878
  Income taxes........................          98             841           5,533       6,062       7,844       3,200       6,917
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
  Income (loss) from continuing
    operations........................      (1,640)           (257)          9,321      11,340      14,576       6,294       9,961
  Income (loss) from discontinued
    operations........................      (3,359)          1,241           1,326         184          --          --          --
  Extraordinary loss from early
    extinguishment of debt............      (5,676)(1)        (164)(2)          --          --          --          --          --
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
  Net income (loss)...................     (10,675)            820          10,647      11,524      14,576       6,294       9,961
  Dividends on preferred stock........         939              --              --          --          --          --          --
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
  Net income (loss) to common.........  $  (11,614)     $      820      $   10,647  $   11,524  $   14,576  $    6,294  $    9,961
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------

  Weighted average common shares
    outstanding.......................  12,128,343      15,011,607      15,050,538  15,245,562  15,133,887  14,778,316  15,643,651

  Earnings (loss) per common share:
    Income (loss) from continuing
      operations......................  $    (0.21)     $    (0.02)     $     0.62  $     0.74  $     0.96  $     0.42  $     0.64
    Income (loss) from discontinued
      operations......................       (0.28)           0.08            0.09        0.02          --          --          --
    Extraordinary loss................       (0.47)          (0.01)             --          --          --          --          --
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
    Net Income (loss).................  $    (0.96)     $     0.05      $     0.71  $     0.76  $     0.96  $     0.42  $     0.64
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
    Dividends declared per common
      share...........................  $     .075      $      .15      $       --  $       --  $       --  $       --  $       --
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
                                        -------------   -------------   ----------  ----------  ----------  ----------  ----------
BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets........................     180,786         212,134         165,265     162,709     355,991     170,042     352,323
  Long-term debt, net of current
    portion...........................      86,329         105,425          53,892      36,000     177,349      30,463     169,200
  Total stockholders' equity..........      55,779          54,533          66,802      77,323      88,788      79,748      99,443

----------------------------------

(1) Morningstar reported a net loss of $5,676 on the purchase of approximately $34,000 in subordinated debt at a premium.

(2) Loss on purchase of senior subordinated debentures, net of applicable tax benefit of $71.

                    SELECTED FINANCIAL DATA OF COUNTRY FRESH
                       (IN THOUSANDS, EXCEPT SHARE DATA)

    The following selected financial data of Country Fresh for each of the five fiscal years in the period ended March 1, 1997 have been derived from Country Fresh's audited consolidated financial statements. The selected consolidated financial data for the 20 weeks ended July 20, 1996 and July 19, 1997 are unaudited, and in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) that are necessary to present fairly the financial results for such periods. The selected financial data do not purport to indicate results of operations as of any future date or for any future period. The selected financial data of Country Fresh should be read in conjunction with the Consolidated Financial Statements and related notes of Country Fresh included elsewhere in this Joint Proxy Statement/ Prospectus.

                                                                                                                 UNAUDITED
                                                                                                             TWENTY WEEKS ENDED
                                                                    YEAR ENDED
                                        ------------------------------------------------------------------  --------------------
                                        FEBRUARY 27,  FEBRUARY 26,  FEBRUARY 25,   MARCH 2,     MARCH 1,    JULY 20,   JULY 19,
                                            1993          1994          1995         1996         1997        1996       1997
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
OPERATING DATA:
  Net sales...........................   $  294,305    $  298,739    $  310,164    $ 336,055    $ 353,037   $ 135,328  $ 136,154
  Cost of sales.......................      248,081       254,927       268,500      291,722      305,614     115,963    116,233
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Gross profit........................       46,224        43,812        41,664       44,333       47,423      19,365     19,921
  Operating costs and expenses:
    Selling and distribution..........       24,202        22,638        21,225       21,633       19,916       7,397      7,217
    General and administrative........       12,705        14,123        15,036       15,700       16,010       5,907      6,234
    Amortization of intangibles.......            9            37           100           82          656          33         19
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
    Total operating costs and
      expenses........................       36,916        36,798        36,361       37,415       36,582      13,337     13,470
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Income from operations..............        9,308         7,014         5,303        6,918       10,841       6,028      6,451
  Other (income) expenses:
    Interest expense, net.............          319           463          (259)       1,392        1,219         613        597
    Other income, net.................         (411)         (572)         (551)        (633)        (436)       (111)      (254)
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
    Total other (income) expense......          (92)         (109)         (810)         759          783         502        343
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Income before income taxes and
    cumulative effect of accounting
    change............................        9,400         7,123         6,113        6,159       10,058       5,526      6,108
  Income taxes........................        3,347         2,400         2,145        2,090        3,385       1,884      2,079
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Income before cumulative effect of
    accounting change.................        6,053         4,723         3,968        4,069        6,673       3,642      4,029
  Cumulative effect of change in
    accounting for post-retirement
    benefits other than pensions......           --            --         2,272           --           --          --         --
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Net income..........................   $    6,053    $    4,723    $    1,696    $   4,069    $   6,673   $   3,642  $   4,029
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Net income applicable to common
    shares............................   $    6,053    $    4,723    $    1,696    $   3,765    $   6,371   $   3,566  $   3,954
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
  Weighted average shares
    outstanding.......................    7,905,400     7,865,120     7,622,840    3,609,245    3,636,519   3,631,758  3,685,236

  Net earnings per common share:
    Income before cumulative effect of
      accounting change...............   $     0.77    $     0.60    $     0.52    $    1.04    $    1.75   $    0.97  $    1.07
    Cumulative effect of change in
      accounting for post-retirement
      benefits other than pensions....           --            --         (0.30)          --           --          --         --
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
    Net income........................   $     0.77    $     0.60    $     0.22    $    1.04    $    1.75   $    0.97  $    1.07
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
                                        ------------  ------------  ------------  -----------  -----------  ---------  ---------
Balance sheet data (at end of period):
  Total assets........................       93,629        95,089        98,870       94,765       99,206     105,565    101,942
  Long-term debt, net of current
    portion...........................       14,777        13,832        14,217       32,152       28,571      36,318     26,523
  Preferred stock.....................           --            --            --        3,800        3,741       3,800      3,741
  Total common stockholders' equity...       47,168        49,606        51,265       21,326       27,793      25,002     31,775

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                   AND RESULTS OF OPERATIONS OF COUNTRY FRESH

OVERVIEW

    Country Fresh was incorporated in Michigan in 1946 under the name "Grocers Dairy Company" and changed its name to "Country Fresh, Inc" in 1981. Country Fresh was originally formed as a grocers cooperative, but, in 1994, its articles of incorporation were amended to structure it as a general for profit corporation for federal tax purposes.

    Country Fresh is a leading processor and distributor of fresh milk products and related dairy products, ice cream and ice cream snacks in Michigan, northern Ohio and northern Indiana, and a processor of hot pack juices and drink products under co-packing agreements in Tennessee. The markets in which Country Fresh operates tend to be relatively mature and do not offer opportunities for rapid growth. As a result, Country Fresh's strategy has been to grow primarily through acquisitions of small processors and processing plants and realize synergies within the acquired companies by processing a complete range of dairy by-products and through elimination of duplicated purchasing and administrative operations.

RESULTS OF OPERATIONS

    The following table presents certain information concerning Country Fresh's results of operations, including information presented as a percentage of net sales (dollars in thousands) for the fiscal years ended February 25, 1995, March 2, 1996 and March 1, 1997 and the 20 weeks ended July 20, 1996 and July 19, 1997:

                                                                                                                UNAUDITED
                                                                                                              20 WEEKS ENDED
                                                                                                           --------------------
                                                 1995                  1996                  1997             JULY 20, 1996
                                         --------------------  --------------------  --------------------  --------------------
                                          DOLLARS       %       DOLLARS       %       DOLLARS       %       DOLLARS       %
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Sales..............................  $ 310,164      100.0  $ 336,054      100.0  $ 353,037      100.0  $ 135,328      100.0
Cost of Sales..........................    268,500       86.6    291,721       86.8    305,614       86.6    115,963       85.7
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Gross Profit...........................     41,664       13.4     44,333       13.2     47,423       13.4     19,365       14.3
Operating Expenses
  Selling & Distribution...............     21,225        6.8     21,633        6.4     19,916        5.7      7,397        5.5
  General & Administrative.............     15,036        4.9     15,700        4.7     16,010        4.5      5,907        4.4
  Amortization of Intangibles..........        100         --         82         --        656         .1         33         --
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total Operating Expenses...............     36,361       11.7     37,415       11.1     36,582       10.3     13,337        9.9
Operating Income.......................      5,303        1.7      6,918        2.0     10,841        3.1      6,028        4.4
Other (Income) Expense.................       (810)       (.3)       759         .2        783         .2        502         .3
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings Before Taxes on Income &
  Cumulative Effect of Change in
  Accounting...........................      6,113        2.0      6,159        1.8     10,058        2.9      5,526        4.1
Taxes on Income........................      2,145         .7      2,090         .6      3,385        1.0      1,884        1.4
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings Before Cumulative Effect of
  Change in Accounting.................      3,968        1.3      4,069        1.2      6,673        1.9      3,642        2.7
Cumulative Effect of Change in
  Accounting...........................      2,272         .7         --         --         --         --         --         --
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Earnings...........................  $   1,696         .6  $   4,069        1.2  $   6,673        1.9  $   3,642        2.7
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------


                                            JULY 19, 1997
                                         --------------------
                                          DOLLARS       %
                                         ---------  ---------
Net Sales..............................  $ 136,154      100.0
Cost of Sales..........................    116,233       85.4
                                         ---------  ---------
Gross Profit...........................     19,921       14.6
Operating Expenses
  Selling & Distribution...............      7,217        5.3
  General & Administrative.............      6,234        4.6
  Amortization of Intangibles..........         19         --
                                         ---------  ---------
Total Operating Expenses...............     13,470        9.9
Operating Income.......................      6,451        4.7
Other (Income) Expense.................        343         .2
                                         ---------  ---------
Earnings Before Taxes on Income &
  Cumulative Effect of Change in
  Accounting...........................      6,108        4.5
Taxes on Income........................      2,079        1.5
                                         ---------  ---------
Earnings Before Cumulative Effect of
  Change in Accounting.................      4,029        3.0
Cumulative Effect of Change in
  Accounting...........................         --         --
                                         ---------  ---------
Net Earnings...........................  $   4,029        3.0
                                         ---------  ---------
                                         ---------  ---------

TWENTY WEEKS ENDED JULY 19, 1997 COMPARED TO TWENTY WEEKS ENDED JULY 20, 1996

    NET SALES. On April 19, 1997 Country Fresh acquired certain assets of Wesley Quaker Maid, Inc. ("Wesley"), a supplier of ice cream and novelty products to the Great Atlantic and Pacific Tea Company. The twenty weeks ended July 19, 1997 include the operating results of the Wesley plant from the date of acquisition.

    Country Fresh's net sales increased slightly to $136.2 million in 1997 from $135.3 million in 1996. The Wesley plant acquisition added $4.8 million in sales in 1997, however, this increase was offset by lower volume from competitive retail conditions in many of Country Fresh's markets.

    COST OF SALES. Country Fresh's cost of sales margin was 85.4% in 1997 compared to 85.7% in 1996. The cost of sales decrease was primarily due to reductions in the cost of raw milk and orange juice solids that have not been passed on to customers, offset by increases in plant costs.

    OPERATING EXPENSES. The operating expense margin was 9.9% in both 1997 and 1996. General and administrative expenses increased primarily due to an increase in health care costs.

    OPERATING INCOME. Country Fresh's operating income in 1997 was $6.5 million, an increase of 7.0% from operating income in 1996 of $6.0 million. Country Fresh's operating income margin increased to 4.7% in 1997 from 4.4% in 1996 primarily due to the items discussed above.

    OTHER (INCOME) EXPENSE. Interest expense was slightly lower in 1997 than 1996. The reduction in the expense was primarily due to lower average debt levels in 1997 and reflects a program to repay debt faster than required. Other income increased slightly primarily due to equity in earnings of a Country Fresh joint venture entered into in December 1996.

    NET EARNINGS. Country Fresh reported net earnings of $4.0 million in 1997 compared to $3.6 million in 1996. The 1997 net earnings improved due to the items discussed above.

YEAR ENDED MARCH 1, 1997 COMPARED TO YEAR ENDED MARCH 2, 1996:

    NET SALES. Country Fresh's net sales increased 5.1% to $353.0 million in 1997 from $336.1 million in 1996 primarily due to (a) a 14.5% increase in Country Fresh's net sales of ice cream snacks, to $37 million up from $32 million in 1996, and (b) an increase in prices charged for milk to recoup increases in raw milk costs.

    COST OF SALES. Country Fresh's cost of sales margin was 86.6% in 1997 compared to 86.8% in 1996. The cost of sales decrease was primarily due to a shift in the product mix to higher margin items such as ice cream and other cultured products and to reductions in overhead costs, primarily plant production losses, depreciation and self insured workers compensation claims. The reduction in plant loss resulted from processing changes such as the installation of new milk fillers, while the depreciation decrease reflects relatively lower capital investments in 1996.

    OPERATING EXPENSES. The operating expense margin was 10.3% in 1997 compared to 11.1% in 1996. Delivery expenses decreased due to several changes in the direct delivery of ice cream to support Country Fresh's strategy of eliminating the double handling of products.

    OPERATING INCOME. Country Fresh's operating income in 1997 was $10.8 million, an increase of 56.7% from operating income in 1996 of $6.9 million. The operating income margin increased to 3.1% in 1997 from 2.0% in 1996 primarily due to the increase in higher margin products in Country Fresh's product mix, the effect of higher milk costs, and lower distribution costs.

    OTHER (INCOME) EXPENSE. Interest expense declined $.5 million during 1997 from $2.4 million in 1996. The reduction in interest expense was primarily due to lower average debt levels in 1997, reflecting management's program to repay debt faster than required. Other income decreased $.5 million primarily due to a reduction in interest income as a result of lower average investable cash positions. On December 1, 1996, Country Fresh engaged in a joint venture, East Coast Ice Cream L.L.C., to supply the east coast of the United States with private label ice cream and novelties. Country Fresh's 1997 other income includes $.1 million of its equity in earnings in the joint venture from the date of investment.

    NET EARNINGS. Country Fresh reported net earnings of $6.7 million in 1997 compared to $4.1 million in 1996. Net earnings in 1997 improved due to (a) higher margins on milk by-products, (b) increased distribution efficiencies and
(c) increased sales of ice cream and ice cream snacks.

YEAR ENDED FEBRUARY 28, 1996 COMPARED TO YEAR ENDED FEBRUARY 28, 1995.

    NET SALES. Country Fresh's net sales increased 8.3% to $336.1 million in 1996 from $310.2 million in 1995. Net sales increased $17.9 million due to the inclusion of a full year of operations of CF Ohio and Southeastern Juice Inc., which were acquired on November 20, 1994 and October 19, 1994, respectively. The volume of ice cream snacks increased 21% from the addition of new customers and additional products from existing customers.

    COST OF SALES. Country Fresh's cost of sales margin was 86.8% in 1996 compared to 86.6% in 1995. A significant decrease in the butterfat portion of raw milk and resulting increase in the skim portion of raw milk increased costs late in calendar 1995 and was not passed on to customers until 1997. This raw milk increase was partially offset by increases in plant labor efficiencies.

    OPERATING EXPENSES. Country Fresh's operating expenses increased $1.1 million in 1996, but decreased as a percentage of net sales to 11.1% in 1996 from 11.7% in 1995. The operating expense increase was due to the inclusion of a full year of operating expenses of CF Ohio and Southeastern Juice, which accounted for operating expenses of $1.1 million for 1996.

    OPERATING INCOME. Country Fresh's operating income increased 30.5% to $6.9 million in 1996 from $5.3 million in 1995. The increase in operating income was primarily due to increased sales of ice cream snacks and lower distribution costs.

    OTHER (INCOME) EXPENSE. Interest expense rose $1.8 million in 1996 due to the additional indebtedness incurred to recapitalize Country Fresh effective February 26, 1995, for which Country Fresh borrowed $27 million to repurchase 48% of its outstanding common stock.

    ADOPTION OF NEW ACCOUNTING STANDARD. Country Fresh incurred $2.3 million in additional expense (net of a $1.2 million tax benefit) for the cumulative effect of a change in accounting for post retirement benefits other than pensions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The provisions of SFAS No. 106 were adopted as of the beginning of the year ended February 25, 1995.

    NET EARNINGS. Country Fresh reported net earnings of $4.1 million in 1996, compared to $1.7 million in 1995. The decrease primarily resulted from the cumulative effect of the change in accounting for postretirement benefits.

SEASONALITY

    Country Fresh's ice cream and ice cream snack business is seasonal with peak demand for these products occurring during the months of May through August. Because ice cream and ice cream mixes have higher gross margins relative to other fluid dairy items, results of operations could be affected if there is adverse weather during this season (such as unusually mild weather). To meet the summer peak demand, inventories are built up in January through May utilizing cash flow from operations. In 1997, Country Fresh recorded approximately 48% of its annual net sales of ice cream and ice cream snacks during this time period.

    Country Fresh's fluid dairy operations are not subject to large seasonal sales fluctuations. Country Fresh sells milk to schools, most of which are closed during the summer months. Approximately 1.5% of Country Fresh's fluid dairy sales were made to schools during 1997.

LIQUIDITY AND CAPITAL RESOURCES

    As of March 1, 1997, Country Fresh had total stockholders' equity of $31.5 million and total indebtedness of $31.4 million (including long-term debt and current portion of long-term debt). With one exception, for which a temporary waiver was obtained, Country Fresh is currently in compliance with all covenants and financial ratios contained in its debt agreements.

    CASH FLOW

    The working capital needs of Country Fresh have historically been met with cash flow from operations, although debt has been required to recapitalize Country Fresh and fund certain acquisitions. Net cash provided by operating activities was $13.5 million for 1997 and $11.9 million for 1996. Investing activities in 1997 included $8.8 million for property, plant and equipment, of which $3.5 million was spent on Country Fresh's ice cream snack production equipment. Financing activities for 1997 included payments of $5.4 million to repay existing debt.

    In April, 1995, Country Fresh completed a plan of recapitalization which changed Country Fresh's capital structure by redeeming all Class A Common shares and approximately 48% of the Class B Common shares for cash. Additionally, approximately 6% of Class B Common shares were converted into Series A 8% Cumulative Preferred Stock, with a par value of $320 per share. The remaining Class B Common shares were converted into forty shares of no par voting Common Stock. Payment for shares redeemed for cash was financed by borrowing $27.0 million under a then-existing $35.0 million long-term credit facility.

    FUTURE CAPITAL REQUIREMENTS

    Management expects that cash flow from operations along with additional borrowings under existing and future credit facilities will be sufficient to meet Country Fresh's requirements for fiscal 1998 and the foreseeable future. In the future, Country Fresh intends to pursue additional acquisitions in its existing regional markets. There can be no assurance, however, that Country Fresh will have sufficient available capital resources to realize its acquisition strategy.

    CURRENT DEBT OBLIGATIONS

    Country Fresh has three Economic Development Corporation bond issues ("EDC bonds") which are secured by irrevocable letters of credit issued by financial institutions. Interest on the EDC bonds is due semi-annually at rates (subject to certain maximums) which will approximate market conditions for tax exempt securities of the same stature. The EDC bonds have sinking fund obligations which aggregate $.75 million annually and are secured by first mortgages on real property and equipment with an aggregate book value of $9.1 million as of March 1, 1997. The revenue bonds have a total of $10.4 million outstanding as of July 19, 1997.

    Country Fresh has a term loan and a revolving credit loan outstanding which aggregate $17.0 million as of July 19, 1997. These loans are unsecured and the term loan has required quarterly payments of $464,286. Interest is due quarterly, based on Country Fresh's option of either prime or LIBOR plus 1.0% to 1.5% based on the ratio of funded debt to total capital. The revolving credit loan permits borrowings up to $20 million and is due January 1, 2002.

    Country Fresh has notes payable to shareholders and others totaling $1.1 million as of July 19, 1997. The notes require quarterly interest at 1% below prime rate and are callable on the first day of any calendar quarter.

    Country Fresh has a term loan outstanding as of July 19, 1997 for $1.8 million. Monthly installments are $21,938 including interest of 7.85%.

    A term and revolving credit agreement and certain of the EDC bonds contain covenants which include restrictions on additional indebtedness, payment of dividends in excess of prescribed amounts, and require Country Fresh to maintain a current ratio of 1.35 to 1, working capital of $18.5 million (after September 1, 1997), tangible net worth of $21.4 million as of March 1, 1997, increasing $3 million annually, total liabilities to net worth of not more than 3.5 to 1, decreasing .5 annually and fixed charge coverage ratios of 2.0 to 1.0.

INCOME TAXES

    Country Fresh recognized effective tax rates of 33.7%, 33.9% and 35.1% for 1997, 1996 and 1995, respectively.

COMMODITY FUTURES CONTRACTS

    Country Fresh uses commodity futures contracts to hedge the price risks associated with the purchase of orange juice solids which are used in the packaging of orange juice from concentrate. Country Fresh does not enter into these contracts for speculative purposes, and the contracts generally mature in less than one year. As of March 1, 1997, Country Fresh had no such contracts outstanding.

                            BUSINESS OF SUIZA FOODS

GENERAL

    Suiza Foods is a leading manufacturer and distributor of fresh milk and related dairy products, plastic containers and packaged ice in the United States. Suiza Foods conducts its dairy operations primarily through Suiza-Puerto Rico, Velda Farms, Swiss Dairy, Model Dairy, Dairy Fresh and Garelick Dairy, its plastics operations through Franklin Plastics and its ice operations through Reddy Ice. Each of these operating subsidiaries is a strong competitor with an established reputation for customer service and product quality. Suiza Foods' dairy and ice subsidiaries market their products through extensive distribution networks to a diverse group of customers, including convenience stores, grocery stores, schools and institutional food service customers. Franklin Plastics' customers include regional dairy manufacturers, bottled water processors, including the Perrier Group of America, Inc. and Suntory Water Group Inc., and other beverage manufacturers such as The Minute Maid Co. and Proctor & Gamble Company, Inc.

    Suiza Foods has grown primarily through a successful acquisition strategy, having consummated 54 acquisitions since its inception in 1988, including 27 acquisitions since its initial public offering in April 1996. Through these acquisitions, Suiza Foods has realized economies of scale and operating efficiencies by eliminating duplicative manufacturing, distribution, purchasing and administrative operations.

BUSINESS STRATEGY

    Suiza Foods' strategy is to continue to expand its dairy, ice and related food businesses primarily through acquisitions in new markets and subsequent consolidating or add-on acquisitions in its existing markets. After entering new markets through acquisitions of strong regional operators, Suiza Foods will pursue consolidating or add-on acquisitions where such opportunities exist. In addition, Suiza Foods will seek to expand its existing operations by adding new customers, extending its product lines and securing distribution rights for additional branded product lines.

    Suiza Foods' acquisition strategy has historically focused on established regional dairy and ice operations that have significant market share and long-standing customer relationships. Suiza-Puerto Rico, founded in 1939, has served the Puerto Rico market for over 50 years, and Velda Farms has served the Florida dairy market for over 40 years. Garrido and Swiss Dairy, acquired in July 1996 and September 1996, respectively, have each served their respective markets for approximately 50 years. The predecessor of Model Dairy was founded in 1906. Dairy Fresh has served its market for approximately 15 years, and Garelick Dairy, founded in 1931, has served its market for over 60 years. Reddy Ice entered the retail ice business in the 1920s.

    Suiza Foods has implemented its consolidation strategy by acquiring and integrating dairy operations into Suiza-Puerto Rico and Velda Farms, and a number of ice companies into Reddy Ice. Management has enhanced the profitability of the acquired operations through increased purchasing power and by consolidating delivery routes, production, acquired brand names and human resources into Suiza Foods' larger scale operations.

    Through the acquisition of Franklin Plastics, Suiza Foods has expanded its operations into the business of plastic container manufacturing. These plastic containers are primarily used to package milk, water, juice and other beverages. Suiza Foods' entry into the plastic container manufacturing industry is an outgrowth of its in-house plastic container manufacturing operations of certain of its regional dairy businesses. Management believes that the plastic container industry presents attractive opportunities for growth. Suiza Foods' strategy with respect to its plastic container manufacturing operations is to grow internally and through acquisitions. Through this growth, Suiza Foods hopes to capitalize on (a) the trend in the dairy industry to replace paper cartons with plastic containers, (b) the trend in the dairy industry to outsource plastic container manufacturing operations, (c) the rapid growth of the bottled water industry, and (d) the consolidation in the plastic container manufacturing industry.

    Since January 1997, Suiza Foods has acquired 11 ice businesses for aggregate consideration of approximately $31.1 million. Through its acquisition strategy, Suiza Foods has increased the geographic presence of its ice operations. Except for ice businesses it acquires in new geographic markets, Suiza Foods generally closes acquired manufacturing facilities and transfers the facilities' volume to one of Suiza Foods' existing ice manufacturing plants.

THE 1997 ACQUISITIONS

    DAIRY FRESH

    In July 1997, Suiza Foods acquired substantially all of the assets of Dairy Fresh L.P., a regional manufacturer of fresh milk, ice cream and related products in North Carolina, for cash consideration of approximately $104.5 million (subject to adjustment and excluding transaction costs), plus the assumption of certain current liabilities. Dairy Fresh had net sales of approximately $117.0 million for the year ended December 31, 1996. Sales to Dairy Fresh's two largest customers accounted for approximately 92% of Dairy Fresh's total net sales for such period.

    Dairy Fresh operates a manufacturing facility in Winston-Salem, North Carolina focused on serving the needs of its large grocery store customers. Dairy Fresh produces a limited line of high volume dairy products. Suiza Foods believes that Dairy Fresh's operations are efficient and provide Suiza Foods' customers with quality products on a cost effective basis.

    GARELICK COMPANIES


    In July 1997, Suiza Foods acquired the outstanding equity interests of the Garelick Companies, which manufacture and distribute fresh milk and related dairy products and process and distribute water throughout New England and upstate New York and also manufacture and distribute plastic containers primarily in the eastern United States, for aggregate consideration of approximately $308.7 million (subject to adjustment and excluding transaction costs). Garelick has traditionally operated two businesses: dairy (Garelick Dairy) and plastics (Franklin Plastics). Combined net sales for the Garelick Dairy and Franklin Plastics businesses totaled approximately $362 million for the year ended September 30, 1996. At the closing of this acquisition, Suiza Foods paid $293.7 million in cash and issued 446,100 shares of Common Stock having a value of $15.0 million as of the day prior to the date of execution of the acquisition agreement. Of the 446,100 shares of Common Stock issued as part of the purchase price, 148,700 shares were issued into escrow, subject to the satisfaction of an earnout provision related to Garelick Dairy.


INDUSTRY OVERVIEW

    DAIRY

    According to industry statistics, wholesale sales of fresh milk products in the United States were approximately $22.8 billion in 1995, compared to $21.5 billion in 1988. Management believes that the dairy industry is mature in both the United States and Puerto Rico.

    The dairy industry has excess capacity and has been in the process of consolidation for many years. Excess capacity has resulted from the development of more efficient manufacturing techniques, the establishment of captive dairy manufacturing operations by large grocery retailers and relatively little growth in the demand for fresh milk products. As the industry has consolidated, many smaller dairy processors have been eliminated and several large regional dairy processors have emerged. According to industry statistics, in 1995 there were approximately 651 fresh milk processing plants in the United States, a decline of 540 from the 1,191 plants operating in 1982. The number of plants with 20 or more manufacturing employees declined from 792 to 447 over the same period. As a result of this consolidation trend, which management believes will continue, Suiza Foods has had favorable opportunities to pursue its business strategy.

    PLASTICS

    The plastic container manufacturing industry is undergoing consolidation, which has led to the emergence of a number of large manufacturing companies. Although captive manufacturing operations account for a significant portion of total plastic container production, management believes that there is a trend in the dairy industry to outsource these operations to independent manufacturers.

    The plastic container manufacturing industry has experienced growth in recent years, driven in large part by consumer preference for plastic containers. The growth of the bottled water industry and increased demand for single serve beverage containers have also contributed to growth in this industry. Management believes that demand for plastic containers will continue to increase because of these factors.

    ICE

    The ice industry is highly fragmented and is regional because of the relatively high cost of transporting ice. Demand for ice is seasonal, with peak demand occurring in the second and third calendar quarters. The availability of ice during periods of high demand is important to grocery retailers and convenience stores. The ice industry has therefore emerged as a service-oriented business requiring efficient manufacturing facilities and distribution systems capable of accommodating peak demand levels. Management believes that Suiza Foods is one of the largest manufacturers and distributors of ice in the United States and that it has significant market share in each of the markets in which it operates.

PRODUCTS AND SERVICES

    DAIRY

    Suiza Foods' regional dairy operations manufacture and distribute fresh milk, fruit drinks, coffee, juices, water and related products under proprietary brand names and on a private-label basis for large customers. Suiza Foods also purchases and distributes certain other products such as yogurt, packaged ice cream and ice cream novelties.

    PLASTICS

    Suiza Foods manufactures and distributes plastic containers in a variety of sizes, which are primarily used to package milk, water, juice and other beverages. In addition, Suiza Foods has begun to manufacture plastic containers for other food and industrial products, such as bleach and vinegar.

    ICE

    Suiza Foods manufactures and distributes ice products for retail, commercial and institutional markets. Suiza Foods' primary product is cocktail ice in eight pound bags, which it sells principally to convenience and grocery stores. Suiza Foods also sells cocktail ice in various bag sizes ranging from three pounds to 40 pounds to restaurants, bars, stadiums, vendors and caterers. In addition, Suiza Foods sells block ice in ten and 300 pound sizes to commercial and industrial customers.

SALES AND DISTRIBUTION

    DAIRY

    Suiza Foods markets and sells its dairy product line to a variety of retail and food service outlets including grocery stores, club stores, convenience stores, gas stores, schools, restaurants, hotels and cruise ships. Suiza Foods' regional dairy operations serve customers in its markets utilizing a large fleet of delivery vehicles. Suiza-Puerto Rico is the larger of two fresh milk processors in Puerto Rico and distributes its products to grocery stores, retail outlets and schools, and also distributes third party brand name ice cream and other refrigerated and frozen foods principally to medium-sized and large grocery stores. Velda Farms serves customers throughout peninsular Florida and focuses its distribution efforts on food service accounts, convenience stores, club stores and schools. Swiss Dairy distributes fresh milk and a limited number of other products to high volume retailers in Southern California and Nevada, including grocery and club stores. More than 88% of Swiss Dairy's net sales during 1996 were made to three large retailers. Model Dairy distributes fresh milk, ice cream and related products to grocery stores, retail outlets, schools and food service accounts in northern Nevada and in certain adjoining areas of northern California. Dairy Fresh's operations are similar to Swiss Dairy since Dairy Fresh serves primarily high volume grocery stores with a limited product line. Sales to Dairy Fresh's two largest customers accounted for approximately 92% of Dairy Fresh's total net sales during 1996. Garelick Dairy markets and sells its dairy product line to a diversified base of customers, including grocery and convenience stores. For the year ended June 30, 1996, Garelick Dairy's largest customer accounted for approximately 19% of its net sales and its top ten customers accounted for approximately 60% of its net sales.

    PLASTICS

    Suiza Foods markets and sells its plastic containers to a variety of customers, including regional dairy processors, bottled water manufacturers and other beverage manufacturers. Suiza Foods operates both stand-alone manufacturing facilities, from which it delivers plastic containers to its customer's facilities, and on-site manufacturing facilities located on its customers' premises. Suiza Foods' on-site manufacturing facilities manufacture and convey plastic containers directly to its customer's filling operations. At these on-site facilities, Suiza Foods also manufactures plastic containers for distribution to off-site customers.

    ICE

    Suiza Foods markets its ice products to convenience and grocery stores for retail sales and, to a lesser extent, to business and institutional customers that utilize Suiza Foods' products in their operations. As of September 30, 1997, Suiza Foods served approximately 24,700 sites from 29 ice manufacturing facilities and 13 distribution centers. Suiza Foods provides ice merchandisers to a substantial majority of these sites. During 1996, Suiza Foods' largest two ice customers accounted for approximately 17% of net ice sales.

    Suiza Foods' owns a majority of the delivery vehicles it uses to distribute ice. In order to meet peak demand, Suiza Foods expands its fleet during the summer season with short-term leased vehicles.

RAW MATERIALS AND SUPPLY

    DAIRY

    Suiza Foods purchases milk, its primary raw material, from farmers and farm co-operatives under contractual arrangements. Certain aspects of Suiza Foods' milk supply arrangements are regulated by governmental authorities. Fluid milk is generally readily available. Suiza Foods has traditionally experienced slight shortages in its milk supply in Puerto Rico during the months of September and October. Management estimates that these shortages, when they occur, reduce its Puerto Rico dairy sales by less than 2% during these months. Other raw materials, such as coffee, juice concentrates, sweeteners and packaging supplies are generally available from numerous suppliers and Suiza Foods is not dependent on any single supplier for these materials. Certain of these raw materials are purchased under long term contracts in order to obtain lower costs.

    PLASTICS

    The primary raw material used in Suiza Foods' plastics operations is resin. Suiza Foods purchases its requirements for resin from a number of suppliers at market prices. Suiza Foods does not maintain written supply agreements, however, as resin is generally available in the market. Suiza Foods has not experienced material supply problems with respect to its plastics operations.

    ICE

    Except with respect to its water supply and electricity, Suiza Foods is not dependent upon any single supplier for materials used in the manufacturing and packaging of its ice products. Suiza Foods has not experienced any material supply problems in the past with respect to its ice business.

COMPETITION

    Suiza Foods' businesses are highly competitive. Suiza Foods has a number of competitors in each of its major product, service and geographic markets, and many of these competitors are larger, more established and better capitalized than Suiza Foods.

    DAIRY

    UNITED STATES. Suiza Foods' competitors in its U.S. dairy processing and distribution business include other large, independent dairy processing companies and dairy processors owned by grocery chains, many of which are larger and better capitalized than Suiza Foods. Due to the cost of transporting fresh milk, competition in the fluid dairy business tends to be regional rather than national, with flexibility of service, price, breadth of product line and quality as the primary competitive factors.

    In addition to competition from other dairy manufacturers, Suiza Foods(1) Florida and Nevada dairy operations compete with food service companies and other distributors of dairy products, many of which are large, well-capitalized, national companies. Although competition in the dairy and food distribution business is intense, management believes that Suiza Foods' focus on customer service and tailored product lines and the strength and efficiency of its distribution system allow it to compete effectively. In its Florida and Nevada ice cream distribution businesses, Suiza Foods competes with large integrated dairy and ice cream manufacturing companies and independent distributors of national ice cream brands. Because Suiza Foods offers brands manufactured by third parties as well as its own brand of ice cream products, Suiza Foods competes effectively in these markets by offering convenience stores and other small retailers a broad line of ice cream products and frozen novelties. By carrying a broad line of popular national and other brands, Suiza Foods generates profitable sales volumes from retail sites that single line or other more limited distributors may find uneconomical to service.

    PUERTO RICO. Suiza Foods owns and operates two of the three fresh milk manufacturing facilities in Puerto Rico. Suiza Foods' competitor, Vaqueria Tres Monjitas ("Tres Monjitas"), operates a single manufacturing plant. Suiza Foods manufactures and distributes approximately 66% of the fresh milk sold in Puerto Rico while Tres Monjitas, which is well capitalized and operates an efficient manufacturing plant, manufactures and distributes approximately 34%. Suiza Foods competes primarily on the basis of service, price, brand name recognition and quality. Because of Suiza Foods' size, the quality of its manufacturing facilities, the efficiency of its largely non-union work force, the strength of its distribution network and the strength of its brand name, management believes Suiza Foods can continue to compete effectively in the Puerto Rico dairy business.

    Suiza Foods does not presently face competition in the Puerto Rico fresh dairy business from outside Puerto Rico, nor does it expect to in the foreseeable future. Suiza Foods' fresh dairy business does, however, compete with shelf stable milk products, which are manufactured by one manufacturer in Puerto Rico and also imported from the United States and Canada. Management believes that shelf stable milk competes with fresh milk primarily where the consumer lacks adequate refrigeration or in small quantity uses, such as coffee creamers. Management further believes that sales of shelf stable milk are approximately one-tenth as large as sales of fresh milk and that sales of shelf stable products have shown moderate volume increases in recent years.

    In the refrigerated ready-to-serve fruit drink segment, Tres Monjitas is Suiza Foods' largest direct competitor located in Puerto Rico. In addition to competition from other local manufacturers and distributors of refrigerated ready-to-serve fruit drinks, Suiza Foods competes against numerous other beverage companies, including large United States-based manufacturers and marketers of carbonated and non-carbonated beverages. These competitors are generally larger and better capitalized than Suiza Foods. Although management believes that competition will continue to grow from fruit drink and other beverage companies, management anticipates that Suiza Foods will be able to continue to compete effectively in the fruit drink segment because of the strength and efficiency of its distribution network, its recognizable brands and the established presence of its products in the dairy case.

    PLASTICS

    Suiza Foods' competitors in the plastic container manufacturing industry include large independent manufacturing companies. In addition, certain vertically integrated food and industrial companies operate captive plastic container manufacturing facilities. The primary competitive factors in the plastic container manufacturing industry are price, quality and service. Many of Suiza Foods' competitors are larger and better capitalized than Suiza Foods and have greater financial, operational and marketing resources than Suiza Foods.

    Management believes that its knowledge of the particular needs of the dairy industry gained from Franklin Plastics' relationship with Garelick Dairy and its focus on customer service has allowed it to compete effectively in the plastic container markets for dairy products and bottled water. Management also believes that that these factors, coupled with Suiza Foods' technical expertise, should enable Suiza Foods to expand into new markets.

    ICE

    Suiza Foods competes primarily with smaller independent regional ice manufacturers and machines that manufacture and package ice at store locations. In addition to this direct competition, certain convenience and grocery retailers operate commercial ice plants for internal use. During peak season, however, Suiza Foods frequently services retailers that manufacture their own ice. To further compete in this segment, Suiza Foods also offers ice machines that manufacture and package ice at customer locations.

    Competition in the ice business is based primarily on service, price and quality. In order to successfully compete, an ice manufacturer must be able to substantially increase production and distribution on a seasonal basis while maintaining cost efficiency. Management believes that the size and quality of Suiza Foods' ice facilities, its high regional market share and its route density allow it to compete effectively. Because only one ice manufacturer typically serves an individual retail site, Suiza Foods' ice products generally do not face competition at the retail level.

    Several major grocery chains within Suiza Foods' ice markets manufacture ice at their own ice plants. While Suiza Foods does not supply these and other vertically integrated grocery retailers/manufacturers, such companies generally manufacture ice products for internal use only and do not compete for third party accounts. However, a significant increase in the utilization of captive commercial ice plants or on-site manufacturing by retailers currently serviced by Suiza Foods could have an adverse effect on Suiza Foods' operations.

                           BUSINESS OF COUNTRY FRESH

GENERAL

    Country Fresh is a leading manufacturer, supplier and distributor of milk, ice cream and related products in the Midwest. Country Fresh's products are principally marketed in Michigan, northern Indiana, northern Illinois and northern Ohio, although Country Fresh has, through East Coast Ice Cream, L.L.C., begun selling ice cream novelty products in some east coast states. Country Fresh is among the 30 largest dairy food processors in the United States.

    Country Fresh was incorporated under the laws of Michigan in 1946 under the name "Grocer's Dairy Company" and changed its name to "Country Fresh, Inc" in 1981. Country Fresh was originally formed as a grocers' cooperative, but its Articles of Incorporation were subsequently amended to make it a general profit corporation. Country Fresh discontinued its cooperative status for federal tax purposes in 1994.

BUSINESS STRATEGY

    Customer satisfaction lies at the heart of Country Fresh's corporate mission. However, Country Fresh also remains committed to growth through capital expansions, new products, line extensions and business acquisitions.

    While maintaining and expanding its core dairy business, Country Fresh has in recent years begun focusing on other products. In the last quarter of 1996, Country Fresh, together with Protein Capital Corp. of Laurel, Maryland, formed East Coast Ice Cream, L.L.C. to supply the east coast of the United States with novelty snack products. Other growth in marketing includes the licensing of SMILK, a fruit flavored nonfat milk line, for certain parts of the United States.

PRODUCTS

    Country Fresh and its subsidiaries process raw milk into such products as fortified and homogenized milk and cream, ice cream, low fat ice cream, cream cheese, cottage cheese, fresh and frozen yogurt, specialty dips, sherbet, eggnog, sour cream, buttermilk and extended shelf life products such as half & half, coffee cream and whipped cream. In addition, Country Fresh processes and markets purified water, orange juice and various juice and fruit drinks. Country Fresh also manufactures and markets frozen dessert products.

    Country Fresh and its subsidiaries market their products under trademarks or trade names such as Country Fresh-TM-, McDonald-TM-, Burger Dairy,-TM- Home Dairy-TM-, Orchard Grove-TM-, Sun Born-TM-, Country Lane-TM-, and Frostbite-TM-. Through license agreements, Country Fresh also manufactures and/or markets products for trademarks or trade names owned by other companies, such as Smilk-TM-, Nestles-Registered Trademark-, Guilt Free-TM-, Alaskan Classics and Borden-Registered Trademark-.

SALES AND DISTRIBUTION

    Country Fresh's products are principally marketed in Michigan, northern Indiana, northern Illinois and northern Ohio. Grocery store chains account for a large portion of Country Fresh's customers. However, no single customer purchases more than 10% of Country Fresh's consolidated sales. Country Fresh's shareholders, which are predominantly retailer grocers in Michigan, are regular customers of Country Fresh. As such, they participate in Country Fresh's various marketing programs.

    Dairy products are principally delivered to grocery chain stores or warehouses directly from Country Fresh's processing plants by Country Fresh, in trucks which it owns or leases, and by independent distributors. Products are also delivered to Country Fresh's distribution branches from which distribution is then made to customers. In addition, Country Fresh distributes directly to food service warehouses throughout the Midwest.

RAW MATERIALS AND SUPPLY

    Country Fresh's business is dependent upon obtaining adequate supplies of raw and processed agricultural products. Historically, Country Fresh has been able to obtain adequate supplies of agricultural products from numerous suppliers.

    Country Fresh purchases raw milk directly from farmers, or through the Independent Cooperative Milk Producers Association and Michigan Milk Producers Association. Country Fresh does not have long-term purchase contracts for agricultural products. The price of raw milk is extensively regulated.

    Certain commodities, such as orange juice, and various packaging supplies are purchased from numerous sources on a normal purchase order basis. Country Fresh is not dependent upon any single supplier and is confident that any lost supplier requirements could be replaced in the ordinary course of business.

COMPETITION

    Country Fresh's business is highly price competitive with relatively low operating margins. Quality and customer service are important factors in securing and maintaining business.

    In certain markets, some supermarket chain stores have their own dairy products processing plants. Generally, in each major market and product class there are a number of competitors, some of which have greater sales and assets than Country Fresh's operations in that market. The degree of penetration and competitive conditions in each market varies, but Country Fresh does not consider that it has any material competitive advantage in any of its major markets or product classes that would insulate it from competition.

DIRECTORS AND EXECUTIVE OFFICERS

    Pursuant to the Merger Agreement, the executive officers of Country Fresh will remain as the executive officers of the Surviving Corporation, until their successors are duly elected or appointed and qualified. The directors of Merger Sub will remain as directors of the Surviving Corporation until their successors are duly elected. Accordingly, none of the current directors of Country Fresh will remain as directors of the Surviving Corporation after the Merger.

    Mr. Delton Parks, President, Chief Executive Officer and a director of Country Fresh, will become a director of Suiza Foods after the Merger. Mr. Parks, who is 58 years of age, has served as President, Chief Executive Officer and a director of Country Fresh since 1980. His term as a Director of Country Fresh would expire at Country Fresh's annual meeting of shareholders in 1998. Mr. Parks also serves on the boards of directors and as the president of Country Fresh's subsidiaries.

    Under the terms of the Merger Agreement, Suiza Foods has agreed to take all such actions as are necessary to ensure that the employment agreement between Delton Parks and Country Fresh is honored. Under the terms of this employment agreement, which is dated October 13, 1994, Mr. Parks serves as President and Chief Executive Officer of Country Fresh, is paid a base salary, is eligible for certain bonuses and is entitled to certain other benefits. The employment agreement also makes Mr. Parks eligible for certain stock options. (See "Certain Terms of the Merger Agreement--Country Fresh Options.") The employment agreement does not have a specific term; instead, Mr. Parks is considered an "at will" employee. However, if the agreement is terminated by Country Fresh for any reason other than disability (in which case certain disability benefits would be paid to Mr. Parks) or by Mr. Parks for "good reason" (as defined in the agreement) Mr. Parks is entitled to certain severance benefits.

EMPLOYEES

    Country Fresh employs approximately 380 persons in its combined office and its main fully automated dairy processing facility. At its dairy plant in Flint, Michigan, Country Fresh employs approximately 250 persons. Through subsidiaries, Country Fresh also owns a dairy plant in Livonia, Michigan, at which approximately 170 persons are employed, a dairy plant in New Paris, Indiana, at which approximately 125 persons are employed, a frozen dessert plant in Toledo, Ohio at which approximately 275 persons are employed, a dairy plant in Toledo, Ohio, at which approximately 50 persons are employed, a juice packing plant in Chattanooga, Tennessee, at which approximately 20 persons are employed, and distribution centers in Alpena, Battle Creek, Bad Axe, Dewitt, and Traverse City, Michigan and Toledo, Ohio, at which approximately 50 persons are employed. Country Fresh also leases a sales office in Lansing, Michigan at which approximately 10 persons are employed.

PROPERTIES

    The headquarters and main plant of Country Fresh, Inc. are located at 2555 Buchanan, S.W., Wyoming, Michigan. Country Fresh, Inc. also owns various other parcels of real estate in Wyoming, Michigan.

    Either directly or through its subsidiaries, Country Fresh owns or leases real estate used as processing plants, warehouse space or for other purposes in the following cities: Livonia, Michigan; Flint, Michigan; Detroit, Michigan; New Paris, Indiana; Toledo, Ohio; and Chattanooga, Tennessee. Country Fresh also owns or leases various additional parcels of real estate throughout Michigan.

LEGAL PROCEEDINGS

    Country Fresh is subject from time to time to legal proceedings and claims that arise in the ordinary course of business. However, in the opinion of management, none of these proceedings is material to Country Fresh's consolidated financial condition or results of operations, except as described in the following paragraph.

    In May 1996, Country Fresh and its subsidiaries entered into a Compliance Agreement in Lieu of Debarment with the Food and Consumer Services ("FCS") Division of the United States Department of Agriculture. This agreement arose out of Country Fresh's November 1993 guilty plea to conspiracy to allocate contracts for the supply of milk and other dairy products and to rig the bids for such contracts to certain schools and school districts in Michigan. This agreement, which has a general term of three years, requires Country Fresh to, among other things, maintain records sufficient to provide complete information as to its compliance with the agreement and to allow FCS to examine its books, records and other documents for the purpose of evaluating Country Fresh's compliance with the agreement, its conduct in its business dealings with all of its customers, its compliance with accepted business practices and its compliance with the requirements of contracts involving federal nonprocurement transactions. The agreement also requires Country Fresh to maintain a Compliance Program upon the terms and conditions of the agreement, to maintain a compliance review committee, to report suspected misconduct to FCS, to prepare and submit certain periodic written compliance reports to FCS, and to retain an independent audit or consulting firm annually to evaluate Country Fresh's compliance with the terms of the agreement, among other things. Country Fresh believes it is in compliance with the terms of the agreement.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF COUNTRY FRESH

    Holders of record of Country Fresh Capital Stock on the close of business on the Record Date will be entitled to notice of and to vote at the Special Meeting. As of September 30, 1997, there were 3,503,987 shares of Country Fresh Common Stock and 11,691 shares of Country Fresh Preferred Stock outstanding. Each share of Country Fresh Capital Stock is entitled to one vote at the Special Meeting. See "The Special Meeting--Quorum and Vote Required."

    The following table sets forth information concerning the number of shares of Country Fresh Capital Stock held by each shareholder who is known to Country Fresh's management to be the beneficial owner of more than 5% of the Country Fresh Common Stock or 5% of the Country Fresh Preferred Stock as of September 30, 1997. The percentages appearing in the following tables for ownership of Country Fresh Common Stock and Country Fresh Preferred Stock are based upon 3,503,987 shares and 11,691 shares outstanding, respectively, as of September 30, 1997, plus 240,000 shares of Country Fresh Common Stock issuable under vested and exercisable Stock Options.

                                                      NUMBER OF                  NUMBER OF SHARES                PERCENTAGE
NAME AND ADDRESS OF                                   SHARES OF                         OF                        OF VOTING
BENEFICIAL OWNER                                     COMMON STOCK     PERCENT     PREFERRED STOCK     PERCENT     POWER(1)
--------------------------------------------------  --------------  -----------  -----------------  -----------  -----------
The Gerald M. Breen Living Trust .................      41,920            1.1%             994            8.5%          1.2%
  562 Burns
  Milford, Michigan 48281

Brooks Supermarket, Inc. .........................          --             --              804            6.9         *
  420 W. Main Street
  Carson City, Michigan 48811

G & R Felpausch Company ..........................     356,600            9.5            1,500           12.8          10.1
  127 S. Michigan Avenue
  Hastings, Michigan 49058(2)

Great Day Inc. ...................................     108,360            2.9              598            5.1           3.1
  2566 Leonard Street, N.W.
  Grand Rapids, Michigan 49504(3)

Francis McGuire ..................................          --             --            1,250           10.7         *
  5955 N. 32nd Street
  Richland, Michigan 49083(4)

Oleson's Foods, Inc. .............................     227,120            6.1               --             --           6.4
  901 West Front Street
  Traverse City, Michigan 49684(5)

Delton Parks(6) ..................................     248,000            6.6               --             --           7.1
  c/o Country Fresh, Inc.
  2555 Buchanan S.W.
  Grand Rapids, Michigan 49518

------------------------

*   Less than 1%

(1) Each share of Country Fresh Common Stock and Country Fresh Preferred Stock is entitled to one vote, voting together as a single class on most issues. However, approval of the Merger Agreement also requires the affirmative vote of a majority of the outstanding shares of Country Fresh Preferred Stock, voting as a separate class. See "The Special Meeting--Quorum and Vote Required."

(2) These shares are also reported as beneficially owned by Mr. Feldpausch in the following table. See Note (5) to the following table.

(3) These shares are also reported as beneficially owned by Mr. DeYoung in the following table. See Note (4) to the following table.

(4) These shares are also reported as beneficially owned by Mr. McGuire in the following table. See Note (9) to the following table.

(5) These shares are also reported as beneficially owned by Mr. Oleson in the following table. See Note (10) to the following table.

(6) See Note (11) to the following table.

    The following table sets forth the beneficial ownership of the Country Fresh Capital Stock by: (a) each executive officer and Director of Country Fresh; and
(b) all executive officers and Directors of Country Fresh as a group.

                                                                                                               PERCENTAGE OF
                                                                                                                  VOTING
BENEFICIAL OWNER                                   COMMON STOCK     PERCENT     PREFERRED STOCK     PERCENT      POWER(1)
------------------------------------------------  --------------  -----------  -----------------  -----------  -------------
Roger L. Boyd(2)................................         60,000         1.6%              --             --%          1.6%
Gerald M. Breen(3)..............................         44,920         1.2              994            8.5           1.2
Ronald A. DeYoung(4)............................        108,360         2.9              598            5.1           2.9
Mark S. Feldpausch(5)...........................        356,600         9.5            1,500           12.8           9.5
Jeffery A. Gietzen(6)...........................         83,160         2.2               --             --           2.2
Martin P. Hill(7)...............................        110,000         2.9               --             --           2.9
Robert J. Leppink(8)............................        176,840         4.7              520            4.5           4.7
Frances J. McGuire(9)...........................             --          --%           1,250           10.7           *
Donald W. Oleson(10)............................        267,120         7.1              500            4.2           7.1
Delton C. Parks(11).............................        248,000         6.6               --             --           6.6
John Williams(12)...............................          7,516           *               --             --           *
Raymond Booth(13)...............................          1,886           *               --             --           *
Nicholas G. Kelble(13)..........................          6,037           *               --             --           *
Joseph Risdon(14)...............................          5,630           *               --             --           *
All executive officers and directors as a group
  (14 persons)..................................      1,476,069        39.4            5,362           45.9          39.4

------------------------

*   Less than 1%

(1) Each share of Country Fresh Common Stock and Country Fresh Preferred Stock is entitled to one vote, voting together as a single class on most issues. However, approval of the Merger Agreement also requires the affirmative vote of a majority of the outstanding shares of Country Fresh Preferred Stock, voting as a separate class. See "The Special Meeting--Quorum and Vote Required."

(2) Includes 12,000 shares and 8,000 shares of Country Fresh Common Stock held by Hillsdale Market House, Inc. and Bob's Market House, Inc., respectively. Mr. Boyd serves as President and director, and as a shareholder of each of these entities.

(3) Includes 3,000 shares of Country Fresh Common Stock held by Orchard-10 IGA, Inc. of which Mr. Breen serves as President and director and of which Mr. Breen is a shareholder. Also includes 41,920 shares of Country Fresh Common Stock and 994 shares of Country Fresh Preferred Stock held by a trust for which Mr. Breen serves as trustee.

(4) Consists of shares held by Great Day, Inc., of which Mr. DeYoung serves as President and director and of which Mr. DeYoung is a shareholder.

(5) Consists of shares held by G & R Felpausch Company, of which Mr. Feldpausch serves as Chief Executive Officer, secretary and director.

(6) Includes 1,080 shares owned jointly by Mr. Gietzen and his wife, and 82,080 shares held by D & W Food Centers, Inc., of which Mr. Gietzen serves as President and Chief Executive Officer and is a director.

(7) Consists of 93,160 shares and 16,840 shares of Country Fresh Common Stock held by Harding & Hill, Inc. and Harding's Markets-West, Inc., respectively. Mr. Hill serves as President and is a director and shareholder of Harding & Hill, Inc., and is affiliated with Harding's Markets-West, Inc.

(8) Consists of (a) 26,520 shares of Country Fresh Common Stock held by Leppink's, Inc., of which Mr. Leppink serves as President and is a director and shareholder; (b) 55,220 shares of Country Fresh Common Stock held by Leppink Development Limited Partnership, of which Mr. Leppink serves as a general partner; (c) 37,360 shares of Country Fresh Common Stock held by Leppink Lakeview, Inc., an affiliate of Mr. Leppink; (d) 56,245 shares of Country Fresh Common Stock and 520 shares of Country Fresh Preferred Stock held by Leppink Family Enterprises, an affiliate of Mr. Leppink; and (e) 1,495 shares of Country Fresh Common Stock held by the Kelly J. Leppink Trust, an affiliate of Mr. Leppink.

(9) Consists of shares of Country Fresh Preferred Stock held by Town & Country Market, Inc., of which Mr. McGuire is the sole shareholder.

(10) Includes 227,120 shares of Country Fresh Common Stock held by Oleson's Foods, Inc., of which Mr. Oleson is the President, a director and the sole shareholder. Also includes 20,000 shares of Country Fresh Common Stock and 500 shares of Country Fresh Preferred Stock owned by Mr. Oleson's wife.

(11) Includes 240,000 shares of Country Fresh Common Stock subject to options that are currently vested and exercisable, but excludes 180,000 additional shares subject to unvested options, which will vest and become exercisable immediately prior to consummation of the Merger. See "Certain Terms of the Merger Agreement--Country Fresh Options," Also excludes 50,400 shares of Country Fresh Common Stock held in a generation skipping transfer trust, of which three of Mr. Parks' sons are trustees.

(12) Mr. Williams is Senior Vice President-Finance of Country Fresh.

(13) Messrs. Booth and Kelble are Senior Vice Presidents of Country Fresh.

(14) Consists of shares of Country Fresh Common Stock held by a trust for which Mr. Risdon, who is a Senior Vice President of Country Fresh, serves as trustee.

    The following table reflects the number of shares of Suiza Common Stock and Suiza Preferred Stock that the specified person will hold following consummation of the Merger and the percentages of such shares that will be outstanding following consummation of the Merger. These percentages were computed with reference to a total of 17,720,490 shares of Suiza Common Stock outstanding after the Merger, and 11,691 shares of Suiza Preferred Stock outstanding after the Merger (assuming that no holder of Country Fresh Preferred Stock exercises dissenters' rights). The figures in the column concerning Suiza Common Stock assume an exchange ratio of .5454 shares of Suiza Common Stock for each share of Country Fresh Common Stock and do not take into account the "top up" provisions described under the heading "Certain Terms of The Merger Agreement--Top Up Provisions." In addition, fractional shares of Suiza Common Stock have been disregarded. Please refer to the Notes to the above tables for information with respect to each person's holdings of Country Fresh Capital Stock.

                                                             SUIZA COMMON    PERCENT OF     SUIZA PREFERRED    PERCENT OF
                                                                STOCK           CLASS            STOCK            CLASS
                                                            --------------  -------------  -----------------  -------------
Roger L. Boyd.............................................        32,724          *   %               --              --%
Gerald M. Breen...........................................        24,499          *                  994             8.5
Ronald A. DeYoung.........................................        59,099          *                  598             5.1
Mark S. Feldpausch........................................       194,489          *                1,500            12.8
Jeffery A. Gietzen........................................        45,355          *                   --              --
Martin P. Hill............................................        59,994          *                   --              --
Robert J. Leppink.........................................        96,448          *                  520             4.5
Frances J. McGuire........................................            --            --             1,250            10.7
Donald W. Oleson..........................................       145,687          *                  500             4.3
Delton C. Parks...........................................       135,295          *                   --              --
John Williams.............................................         4,099          *                   --              --
Raymond Booth.............................................         1,028          *                   --              --
Nicholas G. Kelble........................................         3,292          *                   --              --
Joseph Risdon.............................................         3,070          *                   --              --
All executive officers and directors as a group (14
  persons)................................................       805,079           4.5%            5,362            45.9%

--------------------------

*   Less than one percent.

                       DESCRIPTION OF SUIZA CAPITAL STOCK

    The authorized capital stock of Suiza Foods consists of 101,000,000 shares, of which 100,000,000 shares are Suiza Common Stock and 1,000,000 shares of preferred stock, $.01 par value per share. At September 30, 1997, 15,809,415 shares of Suiza Common Stock were outstanding and held of record by 77 shareholders and no shares of preferred stock were outstanding. A more detailed description of Suiza's capital stock is contained in its Registration Statement on Form 8-A dated February 19, 1997 and incorporated herein by reference. See "Incorporation of Certain Information by Reference."

COMMON STOCK

    The issued and outstanding shares of Suiza Common Stock are, and the shares being offered hereby will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of Suiza Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Suiza Board may from time to time determine. The shares of Suiza Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of Suiza Foods. Each outstanding share of Suiza Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors.

PREFERRED STOCK

    Suiza's Articles of Incorporation authorize the Suiza Board to issue preferred stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. Suiza Foods may issue, without the approval of the holders of Suiza Common Stock, preferred stock that has voting, dividend or liquidation rights superior to the Suiza Common Stock and that may adversely affect the rights of holders of Suiza Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and for other corporate purposes, could, among other things, adversely affect the voting power of the holders of Suiza Common Stock and could have the effect of delaying, deferring or preventing a change in control of Suiza Foods.

    In connection with the Merger, the Suiza Board has authorized the issuance of the Suiza Preferred Stock. A description of the Suiza Preferred Stock follows:

    STATED VALUE. The Suiza Preferred Stock will have a stated value of $320 per share.


    DIVIDENDS. The holders of Suiza Preferred Stock, in preference to holders of Suiza Common Stock, will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for distribution to stockholders, cumulative dividends of $25.60 per share per annum, and no more. Dividends will accumulate and (if declared) be payable semiannually on the first day of March and September in each year (each a "Dividend Payment Date" or collectively, "Dividend Payment Dates"), commencing March 1, 1998, except that if any Dividend Payment Date is not a business day in Dallas, Texas, then such semi-annual dividend will be payable on the next succeeding business day and such next succeeding business day will be the Dividend Payment Date. Dividends on the shares of Suiza Preferred Stock will accrue and be cumulative from September 1, 1997 and (if declared) will be payable on each Dividend Payment Date to stockholders of record on the record date, which will be not more than 45 days nor less than 10 days preceding such Dividend Payment Date, fixed for such purpose by the Suiza Board in advance of such Dividend Payment Date. If no date is fixed by the Suiza Board, the record date will be 10 days preceding the Dividend Payment Date. The amount of dividends payable on shares of Suiza Preferred Stock for each full semiannual dividend period will be computed by dividing $25.60 by two. Dividends payable on the Suiza Preferred Stock for any period less than a full semiannual period will be computed on the basis of a 360-day year of twelve 30-day months; provided, however that the dividends payable on the Series A Preferred Stock for the initial dividend period shall be $12.80. Notwithstanding the foregoing, and except as provided below in Section 4 with respect to certain redemptions, dividends on the Suiza Preferred Stock do not accrue until the applicable Dividend Payment Date, at which time they accrue in full. Dividends paid on shares of Suiza Preferred Stock in an amount less than the total amount of the dividends at the time accumulated and payable on such shares will be allocated PRO RATA on a share-by-share basis among all such shares at the time outstanding. No interest will be payable on any dividends paid after the applicable Dividend Payment Date.


    So long as any shares of Suiza Preferred Stock are outstanding, no dividend will be paid or declared, no funds will be set aside for payment of dividends, and no distribution will be made on the Suiza Common Stock or other preferred stock of Suiza Foods ranking junior to the Suiza Preferred Stock until all dividends accrued on the Suiza Preferred Stock have been paid for the current and all prior dividend periods.

    LIQUIDATION PREFERENCE. Upon the liquidation, dissolution or winding up of the affairs of Suiza Foods, whether voluntary or involuntary, the holders of Suiza Preferred Stock will be entitled to receive in full out of the assets of Suiza Foods available for distribution to stockholders, including its capital, before any amount will be paid to, or distributed among, the holders of Suiza Common Stock or other preferred stock ranking junior to the Suiza Preferred Stock, the sum of $320 per share, plus all accrued and unpaid dividends to the time of payment.

    REDEMPTION. Shares of Suiza Preferred Stock may be redeemed, as a whole or in part, at the option of Suiza Foods by vote of the Suiza Board at any time or from time to time, upon no less than 30 or more than 120 days' notice. If less than all the outstanding shares of the Suiza Preferred Stock are to be redeemed, the shares to be redeemed will be determined by lot or pro rata, in the manner that the Suiza Board prescribes. The redemption price for shares of the Suiza Preferred Stock will be $320 per share plus accrued and unpaid dividends to the date fixed for redemption. Pro rata dividends on any shares of Suiza Preferred Stock to be redeemed will be deemed to accrue as of the date fixed for redemption.

    Written notice of redemption will be given to each holder of record of the shares of Suiza Preferred Stock to be redeemed, by mailing a notice of redemption to the holder by first class mail, at the holder's address as it will appear on the stock record books of Suiza Foods, at least 30 days and not more than 120 days before the date fixed for redemption. Each notice will specify the shares of stock to be redeemed, the redemption price, the date fixed for redemption, the place for payment of the redemption price and for surrender of the certificate representing the shares to be redeemed, and if less than the total number of shares held by the holder are to be redeemed, the number of shares of the holder to be redeemed.

    If notice of redemption has been given and if, on or before the date fixed for redemption, the redemption price is provided and set aside by Suiza Foods (with a bank with trust powers or in a separate account of Suiza Foods) for the pro rata benefit of the holders of the shares called for redemption, then, from and after the date fixed for redemption, the shares of Suiza Preferred Stock called for redemption will no longer be deemed outstanding, the dividends on the shares will cease to accumulate, and all rights with respect to the shares will cease and terminate, except only the right of the holders of the shares to receive the redemption price of the shares called for redemption, but without interest. The Suiza Board may designate a bank with trust powers as a depositary of the funds to be used for redemption of the shares and as agent of Suiza Foods for the giving of the notices of redemption, the receipt of the shares called for redemption and the payment of the redemption price, the acts of the designated agent on behalf of Suiza Foods to be as effective and to have the same results as if the acts were done by Suiza Foods.

    Any monies deposited by Suiza Foods with a designated bank and unclaimed at the end of three years from the date fixed for redemption will be repaid to Suiza Foods upon its request after which repayment the holders of the shares called for redemption will look only to Suiza Foods for the payment of those monies.

    Suiza Foods is not obligated to make payments into or to maintain any sinking fund for the Suiza Preferred Stock.

    VOTING. Each share of Suiza Preferred Stock will have one vote on all matters upon which holders of Suiza Common Stock are entitled to vote. Shares of Suiza Preferred Stock and shares of Suiza Common Stock will be treated as a single class or series of shares for all voting purposes except to the extent a class or series vote is provided by law.

    PREEMPTIVE RIGHTS. No holders of any shares of Suiza Preferred Stock, as such, will have any preemptive or preferential right to subscribe for or purchase any shares of any class or series of capital stock of Suiza Foods, now or later authorized, or any securities convertible into, or carrying options or warrants to purchase, shares of any class or series, now or later authorized, whether issued for cash, property, services, by way of dividends or otherwise.

    LIMITATIONS. In addition to other rights as may be provided under applicable law, without the affirmative vote of the holders of a majority of the outstanding Suiza Preferred Stock, Suiza Foods may not authorize or create any class or series of stock ranking prior to the Suiza Preferred Stock with respect to dividends or the distribution of assets in liquidation.

                        COMPARISON OF SHAREHOLDER RIGHTS

    Upon consummation of the Merger, the shareholders of Country Fresh, a Michigan corporation, will become stockholders of Suiza Foods, a Delaware corporation. Although the MBCA and the Delaware General Corporation Law ("DGCL" or "Delaware Law") are similar in many respects, there are a number of differences between the two statutes which should be carefully considered by Country Fresh shareholders in evaluating the Merger. The following summary, which sets forth certain material differences between the two statutes, does not purport to be a complete statement of all differences between the DGCL and the MBCA, nor does it purport to be a complete statement of the provisions of the two statutes which it compares. The summary is qualified in its entirety by reference to the MBCA and the DGCL, Country Fresh's Articles of Incorporation and Bylaws, and Suiza Foods' Certificate of Incorporation and Bylaws.

AMENDMENTS TO ARTICLES OR CERTIFICATE OF INCORPORATION

    The Country Fresh Articles provide that they may be amended, altered, changed, added to or repealed in the manner prescribed by statute. To amend a corporation's articles of incorporation, the MBCA generally requires approval of the holders of a majority of all outstanding shares entitled to vote at a meeting of shareholders. To amend a Delaware corporation's certificate of incorporation, the DGCL requires the affirmative recommendation of the board of directors and the approval of a majority of all outstanding shares entitled to vote. Under both the MBCA and the DGCL, the holders of the outstanding shares of a class are entitled to vote as a class upon any proposed amendment to the articles or certificate of incorporation, as the case may be, if the amendment would increase or decrease the number of authorized shares of the class, increase or decrease the par value of the shares of the class (with respect to the DGCL), or alter or change the powers, preferences or special rights of the shares of the class so as to adversely affect the holders of the class of shares.

AMENDMENTS TO BYLAWS

    Under the DGCL, the authority to adopt, amend or repeal the bylaws of a Delaware corporation is held exclusively by the stockholders entitled to vote unless such authority is conferred upon the board of directors in the corporation's certificate of incorporation. The Suiza Foods Certificate expressly grants the authority to alter, amend, or repeal the bylaws or to adopt new bylaws to the board of directors as well as the stockholders. The Suiza Foods Bylaws provide that they may be altered, amended or repealed or new bylaws may be adopted at any annual meeting of the stockholders or at any special meeting of the stockholders at which a quorum is present or represented, if notice thereof is contained in the notice of such special meeting, by the affirmative vote of the holders of 66 2/3 percent of the shares entitled to vote at such meeting, or by the affirmative vote of a majority of the entire board of directors at any regular meeting of the board or at any special meeting of the board.

    The MBCA provides that the shareholders or the Board of a Michigan corporation may adopt, amend or repeal the bylaws unless such power is expressly reserved to the shareholders in the corporation's articles of incorporation or bylaws. The Country Fresh Articles do not expressly reserve such power to the shareholders. The Country Fresh Bylaws provide that they may be amended, altered or repealed by the Country Fresh shareholders at any meeting, by an affirmative vote of the holders of the majority of the shares of common stock issued and outstanding, provided the substance of the proposed amendment shall have been stated in the notice of the meeting, or by unanimous vote of all the shareholders without such notice. The Country Fresh Bylaws also provide that they may be amended, altered or repealed by the Country Fresh Board at any meeting, by an affirmative vote of the majority of the Board, provided the substance of the proposed amendment shall have been stated in the notice of the meeting, or by unanimous vote of the Board without such notice.

BOARD CLASSIFICATION

    The Country Fresh Bylaws divide Country Fresh's directors into three classes with each class serving until the third annual meeting succeeding their election. Suiza Foods' Certificate and Bylaws provide that the Suiza Board shall be divided into three classes, nearly equal in number as possible, with each class serving three year terms. The classified board provision could increase the likelihood that, in the event of a takeover of Suiza Foods, incumbent directors will retain their positions. In addition, the classified board provision will help ensure that the Suiza Board, if confronted with an unsolicited proprosal from a third party that has acquired a block of the voting stock of Suiza Foods, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

FILLING VACANCIES IN THE BOARD OF DIRECTORS

    Under both Michigan and Delaware law, newly created directorships resulting from an increase in the number of directors may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum. The MBCA and the DGCL also provide that unless the articles or certificate of incorporation or bylaws otherwise provide, vacancies occurring by reason of the removal of directors with or without cause may be filled by a majority vote of the directors then in office. In addition, under the DGCL, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire board of directors, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of shares outstanding at the time and having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

    The Country Fresh Bylaws provide that vacancies in the Country Fresh Board from any cause shall be filled by vote of a majority of the remaining directors, subject, in case the remaining directors constitute less than a majority of the whole board, to the rights of shareholders as provided by law. The Suiza Foods Bylaws provide that vacancies in the board of directors from any cause may be filled by a majority of the remaining or existing directors.

REMOVAL OF DIRECTORS

    Neither Country Fresh's Articles of Incorporation nor its Bylaws provide for the removal of directors. Under the MBCA, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote in the election of directors.

    Under Delaware law, any director or the entire board of directors generally may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless the corporation's certificate of incorporation provides otherwise, if the corporation's board of directors is classified, directors may be removed only for cause. The Suiza Board is classified, and its Certificate and Bylaws expressly provide that a director may be removed only for cause. These provisions thus could have the effect of delaying, deterring, or preventing the acquisition of control of Suiza Foods by means of tender offer, open market purchases, a proxy contest, or otherwise.

VOTE REQUIRED FOR MERGERS

    The MBCA and the DGCL generally require the affirmative vote of a majority of a corporation's outstanding shares entitled to vote, unless the articles or certificate of incorporation, as applicable, require a greater proportion, to authorize a merger, share exchange, dissolution or disposition of all or substantially all of its assets, except that (a) unless required by its charter, no stockholder vote is required of a corporation surviving a merger if: (i) the corporation's charter is not amended by the merger; (ii) each share of stock of the corporation will be an identical share of the surviving corporation after the merger; and (iii) under the DGCL the number of shares to be issued in the merger does not exceed 20% of the corporation's outstanding common stock immediately prior to the effective date of the merger and (b) unless a dissolution is adopted by a majority of the board of directors, under the DGCL, a dissolution must be approved by all stockholders entitled to vote. Neither the Country Fresh's Articles of Incorporation nor Suiza Foods' Certificate of Incorporation require a greater proportion than a majority affirmative vote to approve a merger.

ANTI-TAKEOVER PROVISIONS

    The MBCA provides that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the corporation's shareholders. "Control shares" are shares that, when added to shares previously owned by a shareholder, increase such shareholder's voting power to 20% or more of the shareholder voting power of the corporation's shareholders. A control share acquisition must be approved by a majority of the votes cast by shareholders entitled to vote excluding shares owned by the acquiror and certain officers and directors. No such approval is required, however, for gifts of shares or acquisitions of shares pursuant to a merger to which the corporation is a party. The DGCL has no similar provision.

    The MBCA also prohibits Michigan corporations, the shares of which are listed on a national securities exchange, from purchasing any of its shares from any person who holds 3% or more of its shares unless an offer to repurchase is made to all shareholders at the same price, its shareholders authorize the purchase, the shares have been held for at least two years, the purchase is made in the open market, the price is not greater than the average market price during the previous 30 business days or the purchase is otherwise authorized by the MBCA. The DGCL has no similar provision.

    The MBCA provides that business combinations between a Michigan corporation and a beneficial owner of 10% or more of the voting power of such corporation, unless exempted by board resolution prior to the interested shareholder becoming interested, require the approval of 90% of the votes of each class of stock entitled to be cast and at least 2/3 of the votes of each class of stock entitled to be cast other than shares owned by such 10% owner. Such requirements will not apply if (a) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes a 10% owner or (b) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been a 10% owner for at least five years.

    The DGCL prohibits certain transactions between a Delaware corporation and an "interested shareholder," which is defined as a person that is directly or indirectly a beneficial owner of 15% or more of the voting power of the outstanding voting stock of a Delaware corporation and such persons' affiliates and associates. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value equal to 10% or more of the consolidated assets of the corporation, and certain other transactions) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder became an interested stockholder. However, the prohibition does not apply if: (a) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder became an interested shareholder; (b) the interested stockholder acquired at least 85% of the voting stock of the corporation (excluding shares held by directors of the corporation who are also officers and shares held under certain employee stock plans) in the transaction in which it became an interested stockholder; or (c) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the votes entitled to be cast by stockholders other than the interested stockholder at an annual or special meeting. This provision of the DGCL applies automatically to a Delaware corporation unless otherwise provided in its certificate of incorporation or bylaws or if it has less than 2,000 stockholders of record or does not have voting stock listed on a national securities exchange or listed for quotation with a registered national securities association. Neither the Suiza Foods' Certificate nor the Suiza Foods Bylaws exempt Suiza Foods from this provision.

DISSENTERS' RIGHTS

    Under the MBCA and the DGCL, holders of shares have the right, in certain circumstances, to dissent from certain extraordinary corporate transactions as to which they have voting rights by demanding payment in cash for their shares equal to the fair value of such shares, as determined by agreement with the corporation or by a court in an action timely brought by the corporation or the dissenters.

    Unlike the MBCA, the DGCL grants dissenters' appraisal rights only in the case of certain mergers and not in certain transactions involving a sale or transfer of assets, a share exchange, a charter amendment or control share acquisition and certain other transactions. The DGCL does not extend appraisal rights in a merger to holders of shares listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders if stockholders are required to accept as consideration in the merger only stock of the surviving corporation, shares of stock of another corporation which at the effective date will be listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, cash in lieu of fractional shares or a combination of the above. The MBCA does not extend appraisal rights in most situations where the shares held are listed on a national securities exchange or held of record by 2,000 or more shareholders or where the consideration received is cash or a combination of cash and shares listed on a national securities exchange or held of record by 2,000 or more shareholders.

LIMITATION ON DIRECTORS' LIABILITY

    The Country Fresh Articles limit the liability of Country Fresh's directors to Country Fresh or its shareholders, except to the extent prohibited by the MBCA, for monetary damages for breach of fiduciary duty. Under the MBCA, director liability cannot be limited for: (a) a breach of the director's duty of loyalty; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; (c) a violation of Section 551(1) of the MBCA (involving unlawful distributions to shareholders and loans to directors, officers or employees); (d) a transaction from which the director derived an improper personal benefit; or (e) an act or omission occurring before March 1, 1987.

    In accordance with the DGCL, the Suiza Foods Certificate provides that a director shall not be personally liable to Suiza Foods or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (a) for any breach of the director's duty of loyalty to Suiza Foods or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (c) for unlawful payments of dividends or unlawful stock repurchases or redemptions; or (d) for any transactions from which the director derived an improper personal benefit.

INDEMNIFICATION

    Both the MBCA and DGCL contain provisions setting forth conditions under which a corporation may indemnify its directors and officers. These provisions are generally referred to as "statutory indemnification" provisions. Corporations are permitted to adopt charter provisions or bylaws which provide for additional indemnification of directors and officers. These non-exclusive provisions are generally referred to as "non-statutory indemnification" provisions. Non-statutory indemnification provisions are generally adopted to expand the circumstances and liberalize the conditions under which indemnification will occur. The statutory indemnification provisions under the MBCA and the DGCL are substantially the same, although the MBCA's non-statutory provisions may be slightly broader with respect to indemnification in suits brought by or in the right of the corporation since the MBCA expressly permits indemnification of amounts paid in settlement in connection with such suits while the DGCL does not expressly permit such indemnification (except for payment of expenses incurred in connection with such suit). As a result, directors, officers, employees or agents who agree to a settlement in a derivative suit brought on behalf of

Country Fresh may be indemnified by Country Fresh for the amount paid in settlement as well as expenses incurred in connection with the suit if the standards set forth in the MBCA and the Country Fresh Bylaws are met.

    The Country Fresh Bylaws provide that any officer, director, employee or agent of Country Fresh shall be indemnified by Country Fresh against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such suit, action, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation, or its shareholders, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Suiza Foods Certificate provides that the officers and directors shall, and any employees and agents may, be indemnified by Suiza Foods against all expense, liability, and loss (including attorneys' fees, judgments, fines, and amounts paid in settlement) reasonably incurred in connection with any suit, action, or proceeding to the fullest extent authorized by the DGCL, which requires that the person acted in good faith and in a manner the person resaonably believed to be in or not opposed to the best interests of Suiza Foods and, with respect to any criminal action or proceeding, had not reasonable cause to believe the person's conduct was unlawful.

SHAREHOLDER/STOCKHOLDER MEETINGS

    The MBCA provides that if a corporation's annual meeting is not held for 90 days after the date designated therefor or for 15 months after its last annual meeting, a court may order the meeting or election to be held upon application by a shareholder. Under the DGCL, if an annual meeting is not held within 30 days of the date designated for such meeting, or if not held for a period of 13 months after the last annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

    Under the MBCA and the DGCL, special meetings of shareholders and stockholders, as the case may be, may be called by the board of directors and by such person or persons as so authorized by the charter or the bylaws. The Country Fresh Bylaws provide that special meetings of shareholders may be called at any time by the Secretary or any other officer whenever directed by the Board of Directors, or by the Chairman of the Board or the President, or upon the written request of twenty-five (25) holders of common stock of the corporation entitled to vote on the business to be transacted at such meeting, delivered to such officer. The Suiza Foods Certificate and Bylaws provide that special meetings of the stockholders may be called at any time by the chief executive officer or by a majority of the members of the board of directors.

ACTION BY WRITTEN CONSENT

    Under the MBCA, any shareholder action required or permitted to be taken by shareholder vote may be taken with the unanimous written consent of the shareholders. The articles of incorporation may provide that such shareholder action may be taken upon the written consent of holders of the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Country Fresh Articles do not so provide. Under the DGCL, unless the charter provides otherwise, any action required to be taken or which may be taken at a meeting of stockholders may be taken without a vote, without a meeting and without prior notice, with the written consent of not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Suiza Foods Certificate does not provide otherwise.

PAYMENT OF DIVIDENDS

    Under the DGCL, a corporation may generally pay dividends out of surplus or, if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, unless the capital of the corporation has been diminished by depreciation in the value of its property, losses or otherwise to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. The MBCA permits Country Fresh to pay dividends and make other distributions unless, as a result, Country Fresh would become insolvent or its assets would be less than its liabilities (each as valued as provided in the MBCA) plus any preferential rights.

                                 LEGAL MATTERS

    The legality of the Suiza Common Stock to be issued in connection with the Merger will be passed upon for Suiza Foods by Hughes & Luce, L.L.P., Dallas, Texas. A partner with Hughes & Luce, L.L.P., beneficially owns 41,795 shares of Suiza Common Stock. The Federal income tax consequences of the Merger to the Country Fresh shareholders are being passed upon by Warner Norcross & Judd LLP, Grand Rapids, Michigan.

                                    EXPERTS

    The consolidated financial statements of Suiza Foods Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996; the financial statements of Pre-Acquisition Velda Farms as of April 9, 1994 and December 31, 1994 and for the period from January 1, 1994 to April 9, 1994 and for the year ended December 31, 1993; the financial statements of Swiss Dairy, a Corporation, as of December 30, 1995 and December 31, 1994 and for each of the three years in the period ended December 30, 1995; and the consolidated financial statements of Country Fresh, Inc. as of March 1, 1997 and March 2, 1996 and for each of the three years in the period ended March 1, 1997, included in or incorporated by reference into this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports either appearing herein or which are incorporated herein by reference. The consolidated financial statements of Garrido & Compania, Inc. as of June 30, 1996 and 1995 and for each of the years in the three year period ended June 30, 1996 incorporated by reference into this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report which is incorporated herein by reference. The financial statements of Model Dairy, Inc. as of October 31, 1995 and 1994 and for the years then ended incorporated by reference into this Prospectus have been audited by Barnard, Vogler & Co., independent auditors, as stated in their report which is incorporated herein by reference. The financial statements of Dairy Fresh, L.P., a Delaware limited partnership, as of December 31, 1996 and 1995 and for the years then ended and the period from July 1, 1994 (date of acquisition) to December 31, 1994, incorporated by reference into this Prospectus have been audited by McGladrey & Pullen, LLP, independent auditors, as stated in their report which is incorporated herein by reference. The combined financial statements of The Garelick Companies, as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, incorporated by reference into this Prospectus have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report which is incorporated herein by reference. The consolidated financial statements of The Morningstar Group Inc., as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in or incorporated by reference into this Prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto. The combined financial statements of Presto Food Products, Inc. and Affiliate, as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference into this Prospectus have been audited by Price Waterhouse LLP, independent auditors, as stated in their report incorporated herein by reference. Such financial statements are included herein or incorporated herein by reference in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

SUIZA FOODS CORPORATION
  Independent Auditors' Report.......................................................        F-2
  Consolidated Balance Sheets........................................................        F-3
  Consolidated Statements of Operations..............................................        F-4
  Consolidated Statements of Stockholders' Equity....................................        F-5
  Consolidated Statements of Cash Flows..............................................        F-6
  Notes to Consolidated Financial Statements.........................................        F-7
  Condensed Consolidated Balance Sheets..............................................       F-26
  Condensed Consolidated Statements of Operations....................................       F-27
  Condensed Consolidated Statements of Cash Flows....................................       F-28
  Notes to Condensed Consolidated Financial Statements...............................       F-29

THE MORNINGSTAR GROUP INC.
  Independent Auditors' Report.......................................................       F-33
  Consolidated Balance Sheets........................................................       F-34
  Consolidated Statements of Operations..............................................       F-35
  Consolidated Statements of Stockholders' Equity....................................       F-36
  Consolidated Statements of Cash Flows..............................................       F-37
  Notes to Consolidated Financial Statements.........................................       F-39
  Condensed Consolidated Balance Sheets..............................................       F-56
  Condensed Consolidated Statements of Operations....................................       F-57
  Condensed Consolidated Statements of Cash Flows....................................       F-58
  Notes to Condensed Consolidated Financial Statements...............................       F-60

COUNTRY FRESH, INC.
  Independent Auditors' Report.......................................................       F-62
  Consolidated Balance Sheets........................................................       F-63
  Consolidated Statements of Earnings................................................       F-64
  Consolidated Statements of Shareholders' Equity....................................       F-65
  Consolidated Statements of Cash Flows..............................................       F-66
  Notes to Consolidated Financial Statements.........................................       F-67

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Suiza Foods Corporation

Dallas, Texas

    We have audited the accompanying consolidated balance sheets of Suiza Foods Corporation and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Suiza Foods Corporation and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          DELOITTE & TOUCHE LLP

                                          Deloitte & Touche LLP

Dallas, Texas

February 18, 1997

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                                                                                               1996        1995
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
                                                      ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...............................................................  $    8,951  $    3,177
  Accounts receivable.....................................................................      50,608      31,045
  Inventories.............................................................................      19,228      11,346
  Prepaid expenses and other current assets...............................................       2,754       1,380
  Refundable income taxes.................................................................       2,312
  Deferred income taxes...................................................................       3,672       1,448
                                                                                            ----------  ----------
    Total current assets..................................................................      87,525      48,396

PROPERTY, PLANT AND EQUIPMENT.............................................................     123,260      92,715
DEFERRED INCOME TAXES.....................................................................       8,524
INTANGIBLE AND OTHER ASSETS...............................................................     164,839      91,411
                                                                                            ----------  ----------

    TOTAL.................................................................................  $  384,148  $  232,522
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses...................................................  $   46,664  $   31,957
  Income taxes payable....................................................................       1,105       2,415
  Current portion of long-term debt.......................................................      12,876      15,578
                                                                                            ----------  ----------
    Total current liabilities.............................................................      60,645      49,950

LONG-TERM DEBT............................................................................     226,693     171,745
DEFERRED INCOME TAXES.....................................................................       3,278       1,367
COMMITMENTS AND CONTINGENCIES.............................................................
STOCKHOLDERS' EQUITY:
  Preferred stock.........................................................................
  Common stock, 10,741,729 and 6,313,479 shares issued and outstanding....................         107          63
  Additional paid-in capital..............................................................      89,337      31,023
  Retained earnings (deficit).............................................................       4,088     (21,626)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................      93,532       9,460
                                                                                            ----------  ----------
    TOTAL.................................................................................  $  384,148  $  232,522
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
                                                                          (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)
NET SALES...............................................................  $    520,916  $    430,466  $    341,108
COST OF SALES...........................................................       388,548       312,633       240,468
                                                                          ------------  ------------  ------------
GROSS PROFIT............................................................       132,368       117,833       100,640
OPERATING COSTS AND EXPENSES:
  Selling and distribution..............................................        70,709        64,289        54,248
  General and administrative............................................        21,913        19,277        16,935
  Amortization of intangibles...........................................         4,624         3,703         3,697
                                                                          ------------  ------------  ------------
  Total operating costs and expenses....................................        97,246        87,269        74,880
                                                                          ------------  ------------  ------------
INCOME FROM OPERATIONS..................................................        35,122        30,564        25,760
OTHER (INCOME) EXPENSE:
  Interest expense, net.................................................        17,470        19,921        19,279
  Merger and other costs................................................           571        10,238         1,660
  Other income, net.....................................................        (4,012)         (469)         (268)
                                                                          ------------  ------------  ------------
  Total other (income) expense..........................................        14,029        29,690        20,671
                                                                          ------------  ------------  ------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS.......................        21,093           874         5,089
INCOME TAXES (BENEFIT)..................................................        (6,836)        2,450           844
                                                                          ------------  ------------  ------------
INCOME (LOSS) BEFORE EXTRAORDINARY LOSS.................................        27,929        (1,576)        4,245
EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT....................         2,215         8,462           197
                                                                          ------------  ------------  ------------
NET INCOME (LOSS).......................................................  $     25,714  $    (10,038) $      4,048
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
NET EARNINGS (LOSS) PER SHARE:
  Income (loss) before extraordinary loss...............................  $       2.81  $      (0.26) $       0.69
  Extraordinary loss....................................................         (0.22)        (1.38)        (0.03)
                                                                          ------------  ------------  ------------
  Net income (loss).....................................................  $       2.59  $      (1.64) $       0.66
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
WEIGHTED AVERAGE SHARES OUTSTANDING.....................................     9,921,822     6,109,398     6,156,387
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                See notes to consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                   COMMON STOCK         ADDITIONAL                 RETAINED
                                             -------------------------    PAID-IN                  EARNINGS
                                                SHARES       AMOUNT       CAPITAL     WARRANTS    (DEFICIT)     TOTAL
                                             ------------  -----------  -----------  -----------  ----------  ----------
                                                                       (DOLLARS IN THOUSANDS)
BALANCE, JANUARY 1, 1994...................        67,708   $       1    $  15,217    $     523   $  (15,579) $      162
  Issuance of common stock.................        11,960                    5,677                                 5,677
  Increase in market value of warrants.....                                                  57          (57)     --
  Net income...............................                                                            4,048       4,048
                                             ------------       -----   -----------       -----   ----------  ----------
BALANCE, DECEMBER 31, 1994.................        79,668           1       20,894          580      (11,588)      9,887
  Issuance of common stock.................        11,832                    5,080         (580)                   4,500
  Capital contribution (Note 11)...........                                  5,111                                 5,111
  Net loss.................................                                                          (10,038)    (10,038)
  69 for 1 stock split (Note 11)...........     6,221,979          62          (62)                               --
                                             ------------       -----   -----------       -----   ----------  ----------
BALANCE, DECEMBER 31, 1995.................     6,313,479          63       31,023       --          (21,626)      9,460
  Issuance of common stock.................     4,428,250          44       58,314                                58,358
  Net income...............................                                                           25,714      25,714
                                             ------------       -----   -----------       -----   ----------  ----------
BALANCE, DECEMBER 31, 1996.................    10,741,729   $     107    $  89,337    $  --       $    4,088  $   93,532
                                             ------------       -----   -----------       -----   ----------  ----------
                                             ------------       -----   -----------       -----   ----------  ----------

                See notes to consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                 1996         1995         1994
                                                                              -----------  -----------  ----------
                                                                                         (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................................  $    25,714  $   (10,038) $    4,048
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation............................................................        9,930        9,258       8,244
    Amortization of intangible assets, including deferred financing costs...        5,458        4,686       4,876
    Gain on the sale of assets..............................................          (21)        (265)       (177)
    Extraordinary loss from early extinguishment of debt....................        2,215        8,462         197
    Merger and other nonrecurring costs.....................................          571       10,238       1,660
    Noncash and imputed interest............................................          236        1,087         483
    Minority interests......................................................                       101         556
    Deferred income taxes...................................................       (8,895)        (414)        333
    Changes in operating assets and liabilities:
      Accounts receivable...................................................       (5,187)      (1,881)       (108)
      Inventories...........................................................       (3,346)        (599)        (73)
      Prepaid expenses and other assets.....................................         (163)       1,007        (222)
      Refundable income taxes...............................................       (2,312)
      Accounts payable and accrued expenses.................................          967          716       4,862
      Income tax payable....................................................       (1,575)         649         254
                                                                              -----------  -----------  ----------
      Net cash provided by operating activities.............................       23,592       23,007      24,933
                                                                              -----------  -----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment................................      (14,022)     (10,392)     (4,784)
  Proceeds from sale of property, plant and equipment.......................          500          691         245
  Purchases of investments and other assets.................................                                (1,608)
  Cash outflows for acquisitions............................................     (111,380)      (2,425)    (61,357)
                                                                              -----------  -----------  ----------
    Net cash used in investing activities...................................     (124,902)     (12,126)    (67,504)
                                                                              -----------  -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of debt........................................      110,550      154,505      67,585
  Repayment of debt.........................................................      (58,304)    (154,387)    (30,906)
  Payments of deferred financing, debt restructuring and merger costs.......       (3,520)      (8,972)     (1,660)
  Issuance of common stock, net of expenses                                        58,358        4,087       5,677
  Purchase of subsidiary preferred stock and minority interests.............                    (8,332)        (61)
                                                                              -----------  -----------  ----------
    Net cash provided by (used in) financing activities.....................      107,084      (13,099)     40,635
                                                                              -----------  -----------  ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............................        5,774       (2,218)     (1,936)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............................        3,177        5,395       7,331
                                                                              -----------  -----------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................................  $     8,951  $     3,177  $    5,395
                                                                              -----------  -----------  ----------
                                                                              -----------  -----------  ----------

                See notes to consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS. Suiza Foods Corporation (the "Company" or "Suiza Foods") is a manufacturer and distributor of fresh milk products, refrigerated ready-to-serve fruit drinks and coffee in Puerto Rico; fresh milk and related dairy products in Florida, California and Nevada; and packaged ice in Florida and the southwestern United States.

    On March 31, 1995, the Company became the holding company for the operations of Suiza Holdings, L.P. and subsidiaries; Velda Holdings, L.P.; Velda Holdings, Inc. and subsidiaries; and Reddy Ice Corporation (collectively, the "Combined Entities") through the issuance of 6,313,479 shares of its common stock in exchange for all of the outstanding equity interests of the Combined Entities. The Company accounted for this combination using the pooling of interests method of accounting, whereby the assets acquired and liabilities assumed are reflected in the consolidated financial statements of the Company at the historical amounts of the Combined Entities, which, in the case of Velda Farms, only includes the results of operations from April 10, 1994, the date it was acquired in a purchase business combination.

    The Company and its subsidiaries provide credit terms to customers generally ranging up to 30 days, perform ongoing credit evaluations of their customers and maintain allowances for potential credit losses based on historical experience. The preparation of financial statements requires the use of significant estimates and assumptions by management; actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform to current year presentation.

    PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company; its U.S. operating subsidiaries, Velda Farms, Inc. ("Velda Farms"), Swiss Dairy Corporation ("Swiss Dairy"), Model Dairy, Inc. ("Model Dairy") and Reddy Ice Corporation ("Reddy Ice"); and its Puerto Rico operating subsidiaries, Suiza Dairy Corporation ("Suiza Dairy"), Suiza Fruit Corporation ("Suiza Fruit"), Neva Plastics Manufacturing Corp. ("Neva Plastics") and Garrido & Compania ("Garrido") (collectively, "Suiza-Puerto Rico"). All significant intercompany balances and transactions are eliminated in consolidation.

    INVENTORIES. Pasteurized and raw milk inventories are stated at the lower of average cost or market. Raw materials, spare parts and supplies, and merchandise for resale inventories are stated at the lower of cost, using the first-in, first-out ("FIFO") method, or market. Manufactured finished goods inventories are stated at the lower of average production cost or market. Production costs include raw materials, direct labor and indirect production and overhead costs.

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, as follows:

ASSET                                                                    USEFUL LIFE
--------------------------------------------------------------  ------------------------------
Buildings and improvements....................................         Ten to 40 years
Machinery and equipment.......................................         Five to 20 years
Motor vehicles................................................         Five to 15 years
Furniture and fixtures........................................        Three to ten years

    Capitalized lease assets are amortized over the shorter of their lease term or their estimated useful lives. Expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INTANGIBLE ASSETS. Intangible assets include the following intangibles which are amortized over their related useful lives:

INTANGIBLE ASSET                                                USEFUL LIFE
-------------------------------------------  -------------------------------------------------
Goodwill...................................  Straight-line method over 20 to 40 years
Identifiable intangible assets:
  Customer list............................  Straight-line method over seven to ten years
  Trademarks/trade names...................  Straight-line method over 30 years
  Noncompetition agreements................  Straight-line method over the terms of the agreements
Deferred financing costs...................  Interest method over the terms of the related debt (ranging from seven to 11 years)
Organization costs.........................  Straight-line method over five years

    The Company periodically assesses the net realizable value of its intangible assets, as well as all other assets, by comparing the expected future net operating cash flows, undiscounted and without interest charges, to the carrying amount of the underlying assets. The Company would evaluate a potential impairment if the recorded value of these assets exceeded the associated future net operating cash flows. Any potential impairment loss would be measured as the amount by which the carrying value exceeds the fair value of the asset. Fair value of assets would be measured by market value, if an active market exists, or by a forecast of expected future net operating cash flows, discounted at a rate commensurate with the risk involved.

    INTEREST RATE AGREEMENTS. Interest rate swaps, caps and floors are entered into as a hedge against interest exposure of variable rate debt. Differences between amounts to be paid or received on these interest rate agreements designated as hedges are included in interest expense as payments are made or received. Gains or losses on other agreements not designated as hedges are included in income as incurred. Amounts paid to acquire interest rate caps and amounts received for interest rate floors are amortized as an adjustment to interest expense over the life of the related agreement.

    REVENUE.  Revenue is recognized when the product is shipped to the customer.

    INCOME TAXES. Since March 31, 1995, the Company's U.S. operating subsidiaries have been included in the consolidated tax return of the Company. The Company's Suiza Dairy, Suiza Fruit and Neva Plastics subsidiaries are organized as Delaware companies and are required to file separate U.S. and Puerto Rico income tax returns; however, since their operations are in Puerto Rico, they are eligible for Section 936 tax credits which may reduce or eliminate U.S. income taxes due. Garrido is organized under the laws of the Commonwealth of Puerto Rico and is only required to file a separate tax return in Puerto Rico.

    Effective January 1, 1996, substantially all of the Company's Puerto Rico operations are 90% exempt from Puerto Rico income taxes and 100% exempt from property, municipal, certain excise and other taxes, and fees pursuant to the Puerto Rico Agricultural Tax Incentives Act of 1995. Prior to this date, only the Company's Suiza Fruit and Neva Plastics subsidiaries had similar exemptions through separate tax grants in Puerto Rico. These operations are, however, subject to a 10% withholding tax on distributions from Puerto Rico to the United States.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Prior to March 31, 1995, the Combined Entities were separate taxpayers and income taxes were provided for in the financial statements, where applicable, based on each company's separate income tax return and tax status. As a result, since certain of Suiza-Puerto Rico's operations were organized as a partnership and Reddy Ice's operations were organized as a small business corporation under Subchapter S, no income taxes were provided in the financial statements. However, had these operations been subject to corporate income taxes, available net operating losses would have been sufficient to eliminate any corporate income taxes due.

    Deferred income taxes are provided for temporary differences in the financial statement and tax bases of assets and liabilities using current tax rates. Deferred tax assets, including the benefit of net operating loss carryforwards, are evaluated based on the guidelines for realization and may be reduced by a valuation allowance.

    CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

    EARNINGS (LOSS) PER SHARE. The Company computes earnings per share based on the weighted average number of common shares outstanding during the year, as adjusted for the stock split (Note 11), including common equivalent shares, when dilutive.

2. ACQUISITIONS

    In April 1994, the Company acquired all of the outstanding common stock of Velda Farms, Inc., a wholly owned subsidiary of The Morningstar Group, Inc. The total purchase price, including related acquisition and financing costs, was approximately $54.8 million, which was funded with the net proceeds from the issuance of common stock, the proceeds from the issuance of subordinated notes, term loan and revolving credit facility advances, and preferred stock issued to the seller. In connection with the refinancing of debt at the date of the combination, the term loan, revolving credit facility advances and preferred stock were repaid.

    In June 1994, the Company acquired Mayaguez Dairy, Inc. for a total purchase price, including costs and expenses, of approximately $7.6 million, which was funded primarily by additional term loan borrowings of $7.0 million.

    In November 1994, the Company acquired all of the net assets of the Florida Division of Flav-O-Rich, Inc. The total purchase price, including related acquisition and financing costs, was approximately $5.9 million, which was funded with revolving credit agreement borrowings, along with a subordinated note payable to the seller and an amount payable to the seller upon the final purchase price settlement, which was paid subsequent to year-end.

    In July 1996, the Company acquired all of the outstanding common stock of Garrido for approximately $35.8 million, including related acquisition and financing costs, which was funded primarily by additional term loan borrowings under the Senior Credit Facility. In connection with this acquisition, the purchase agreement requires the payment of a contingent purchase price of up to $5.5 million based on the future performance of this operation, which will be accounted for as an adjustment to the purchase price when this contingency is resolved should a payment of all or a portion of this contingent purchase price be required. In addition, as a result of the adoption of the Puerto Rico Agricultural Tax Incentives Act of 1995, as discussed in more detail in Note 10, the Company may be eligible for tax credits on a portion of its

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. ACQUISITIONS (CONTINUED)
investment in Garrido of between $6.2 million and $8.8 million, which are dependent on the receipt of a favorable ruling on the availability of such tax credits from the Treasury Department in Puerto Rico. Should a favorable ruling on these tax credits be received, the Company will account for these tax benefits as an adjustment of the purchase price, which would result in a reduction of goodwill.

    In September 1996, the Company acquired all of the net assets of Swiss Dairy for approximately $55.1 million, including related acquisition costs, which was funded primarily by borrowings under the revolving credit and acquisition facilities of the Senior Credit Facility.

    In December 1996, the Company acquired all of the net assets of Model Dairy, along with certain assets held by affiliates of the seller, for approximately $27.0 million, including related acquisition costs, which was funded primarily by borrowings under the acquisition facility of the Senior Credit Facility.

    In addition to the above acquisitions, during 1996, 1995 and 1994, the Company acquired certain net assets of and entered into noncompetition arrangements with 18 separate ice companies and two dairies for cash, including costs and expenses, of approximately $8.4 million in 1996, $2.4 million in 1995 and $.3 million in 1994, along with the issuance of notes payable to the sellers of approximately $.2 million in 1996, $.1 million in 1995 and $.4 million in 1994, all of which were funded by Senior Credit Facility borrowings.

    The above acquisitions were accounted for using the purchase method of accounting as of their respective acquisition dates, and accordingly, only the results of operations of the acquired companies subsequent to their respective acquisition dates are included in the consolidated financial statements of the Company. At the acquisition date, the purchase price was allocated to assets acquired, including identifiable intangibles, and liabilities assumed based on their fair market values. The excess of the total purchase prices over the fair values of the net assets acquired represented goodwill. In connection with the acquisitions, assets were acquired and liabilities were assumed as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 1996       1995        1994
                                                              ----------  ---------  ----------
                                                                       (IN THOUSANDS)
Purchase prices:
  Net cash paid.............................................  $  111,380  $   2,425  $   61,357
  Subsidiary preferred stock issued                                                       3,000
  Notes and amounts payable to seller.......................         173         91       4,495
  Cash acquired in acquisitions.............................      14,937                    142
                                                              ----------  ---------  ----------
Total purchase prices.......................................     126,490      2,516      68,994
Fair values of net assets acquired:
  Fair values of assets acquired............................      63,598      2,317      53,590
  Liabilities assumed.......................................     (14,076)               (10,924)
                                                              ----------  ---------  ----------
Total net assets acquired...................................      49,522      2,317      42,666
                                                              ----------  ---------  ----------
Goodwill....................................................  $   76,968  $     199  $   26,328
                                                              ----------  ---------  ----------
                                                              ----------  ---------  ----------

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. ACQUISITIONS (CONTINUED)

    The following table presents unaudited pro forma results of operations of the Company for the years ended December 31, 1995 and 1996, as if the above 1996 acquisitions had occurred at the beginning of 1995.

                                                                         YEAR ENDED DECEMBER
                                                                                 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
                                                                        (IN THOUSANDS, EXCEPT
                                                                           PER SHARE DATA)
Net sales.............................................................  $  662,174  $  634,186
Income before extraordinary loss......................................      30,634       2,008
Net income (loss).....................................................      28,419      (6,454)
Earnings (loss) per share.............................................        2.86       (1.06)

    The unaudited pro forma results of operations are not necessarily indicative of what the actual results of operations of the Company would have been had the acquisitions occurred at the beginning of 1995, nor do they purport to be indicative of the future results of operations of the Company.

3. ACCOUNTS RECEIVABLE

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Trade customers, including route receivables............................  $  47,785  $  28,435
Milk industry and milk price stabilization fund.........................        168      1,839
Suppliers...............................................................        715        604
Officers and employees..................................................        554        425
Other...................................................................      2,594      1,090
                                                                          ---------  ---------
                                                                             51,816     32,393
Less allowance for doubtful accounts....................................     (1,208)    (1,348)
                                                                          ---------  ---------
                                                                          $  50,608  $  31,045
                                                                          ---------  ---------
                                                                          ---------  ---------

4. INVENTORIES

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Pasteurized and raw milk and raw materials..............................  $   7,693  $   4,278
Parts and supplies......................................................      5,584      3,105
Finished goods..........................................................      5,951      3,963
                                                                          ---------  ---------
                                                                          $  19,228  $  11,346
                                                                          ---------  ---------
                                                                          ---------  ---------

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. PROPERTY, PLANT AND EQUIPMENT

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Land..................................................................  $   20,104  $   15,582
Buildings and improvements............................................      45,016      33,264
Machinery and equipment...............................................      63,614      47,119
Motor vehicles........................................................      13,173       9,994
Furniture and fixtures................................................      22,360      18,219
                                                                        ----------  ----------
                                                                           164,267     124,178
Less accumulated depreciation.........................................     (41,007)    (31,463)
                                                                        ----------  ----------
                                                                        $  123,260  $   92,715
                                                                        ----------  ----------
                                                                        ----------  ----------

6. INTANGIBLE AND OTHER ASSETS

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                            1996       1995
                                                                         ----------  ---------
                                                                            (IN THOUSANDS)
Goodwill...............................................................  $  155,242  $  78,503
Identifiable intangibles...............................................      14,652     13,374
Deferred financing costs...............................................       5,248      6,018
Deposits and other.....................................................         724        994
                                                                         ----------  ---------
                                                                            175,866     98,889
Less accumulated amortization..........................................     (11,027)    (7,478)
                                                                         ----------  ---------
                                                                         $  164,839  $  91,411
                                                                         ----------  ---------
                                                                         ----------  ---------

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Accounts payable........................................................  $  31,005  $  21,689
Accrued payroll and benefits............................................      7,294      5,033
Accrued interest........................................................      1,413      1,845
Accrued insurance.......................................................      3,437      2,436
Other...................................................................      3,515        954
                                                                          ---------  ---------
                                                                          $  46,664  $  31,957
                                                                          ---------  ---------
                                                                          ---------  ---------

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. LONG-TERM DEBT

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
                                                                            (IN THOUSANDS)
Senior Credit Facility:
  Revolving loan facility.............................................  $    8,600  $   10,900
  Acquisition facility................................................      69,100
  Term loans..........................................................     125,000     123,750
Subordinated notes....................................................      36,000      51,101
Capital lease obligations and other...................................         869       1,572
                                                                        ----------  ----------
                                                                           239,569     187,323
Less current portion..................................................     (12,876)    (15,578)
                                                                        ----------  ----------
                                                                        $  226,693  $  171,745
                                                                        ----------  ----------
                                                                        ----------  ----------

    SENIOR CREDIT FACILITY. In September 1996, the Company amended its existing credit facility and entered into a supplemental credit facility with a group of lenders, including First Union National Bank of North Carolina, as agent, and The First National Bank of Chicago, as syndication agent, which provide for an aggregate senior credit facility (the "Senior Credit Facility") of $250.0 million comprised of (i) a $130.0 million term loan facility; (ii) a $30.0 million revolving credit facility and (iii) a $90.0 million acquisition facility. Under the terms of the Senior Credit Facility, the term loan is amortized over five and one-half years, and the revolving credit facility expires on March 31, 2000. Any amounts drawn under the acquisition facility that are outstanding on September 30, 1998, will be amortized in fifteen quarterly installments. Amounts outstanding under the Senior Credit Facility bear interest at a rate per annum equal to one of the following rates, at the Company's option: (i) the sum of a base rate equal to the higher of the Federal Funds rate plus 50 basis points or First Union National Bank of North Carolina's prime commercial lending rate, plus a margin that varies from 0 to 75 basis points depending on the Company's ratio of defined indebtedness to EBITDA (as defined in the Senior Credit Facility); or (ii) The London Interbank Offering Rate ("LIBOR") plus a margin that varies from 75 to 200 basis points depending on the Company's ratio of defined indebtedness to EBITDA. The Company pays a commitment fee on unused amounts of the revolving facility and the acquisition facility that ranges from 20 basis points to 37.5 basis points, based on the Company's ratio of defined indebtedness to EBITDA. The blended interest rate in effect at December 31, 1996, on the Senior Credit Facility was 7.2%.

    Interest is payable quarterly, and scheduled principal installments on the term loan facilities are due in quarterly installments of approximately $2.5 million through June 1997, increasing to $3.75 million on September 30, 1997, $5.0 million on September 30, 1998, $5.375 million on September 30, 1999, and $6.0 million on September 30, 2000, with the remaining unpaid balance due on March 31, 2002. Loans under the Senior Credit Facility are collateralized by substantially all assets.

    SUBORDINATED NOTES. On March 31, 1995, the Company issued subordinated notes, which carried interest rates ranging from 12% to 15%, to replace certain of the existing subordinated notes of the Combined Entities. On April 22, 1996, the Company used $15.7 million of the net proceeds from its initial public offering to repay all the outstanding principal balances of the 15% subordinated notes. The remaining subordinated notes bear interest at rates ranging from 12% to 13.5% (12.5% on a weighted

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. LONG-TERM DEBT (CONTINUED)
average basis), payable on a semiannual basis in March and September of each year, with semiannual principal installments due in varying amounts commencing in 2001, with the remaining unpaid principal balances due at maturity on March 31, 2004. The notes are subordinated to the loans under the Senior Credit Facility. As is discussed in Note 19, in January 1997, the Company repaid all of the outstanding principal balances of these remaining subordinated notes with a portion of the proceeds from the sale of common stock.

    OTHER DEBT. Other debt includes various promissory notes for the purchase of property, plant and equipment and capital lease obligations. The various promissory notes payable provided for interest at rates ranging from 10% to prime plus 1% and were payable in monthly installments of principal and interest until maturity, when the remaining principal balance was due. Capital lease obligations represent machinery and equipment financing obligations which are payable in monthly installments of principal and interest and are collateralized by the related assets financed.

    INTEREST RATE AGREEMENTS. The Company has five interest rate derivative agreements in place, which have been designated as hedges against the Company's variable interest rate exposure on its loans under the Senior Credit Facility. The first agreement, which has a notional amount of $14.0 million, matures in May 1997 and caps interest on LIBOR loans at 7.5%, plus the applicable LIBOR margin. The second and third agreements, each of which has a notional amount of $27.5 million and mature in June 1998, fix the interest rates on LIBOR loans at 6.0%, plus the applicable LIBOR margin. The fourth and fifth agreements, which each have a notional amount of $25.0 million and mature in December 1997, fix the interest rates on LIBOR loans at 6.01%, plus the applicable LIBOR margin. These derivative agreements provide hedges for the Senior Credit Facility loans by limiting or fixing the LIBOR interest rates specified in the Senior Credit Facility (5.6% at December 31, 1996) at the above rates until the indicated expiration dates of these interest-rate-derivative agreements. The original costs and premiums of these derivative agreements are being amortized on a straight-line basis as a component of interest expense. The Company has designated these interest rate agreements as hedges against its interest rate exposure on its variable rate loans under the Senior Credit Facility.

    The Company is exposed to market risk under these arrangements due to the possibility of exchanging a lower interest rate for a higher interest rate. The counterparties are major financial institutions, and the risk of incurring losses related to credit risk is considered by the Company to be remote.

    DEBT COVENANTS. The Company's Senior Credit Facility contains various financial and other restrictive covenants and requirements that the Company maintain certain financial ratios, including leverage (computed as the ratio of the aggregate outstanding principal amount of defined indebtedness to EBITDA, as defined), fixed charges (computed as the ratio of EBITDA to defined fixed charges), interest coverage (computed as the ratio of EBITDA to defined interest expense) and minimum net worth. The Senior Credit Facility also contains limitations on capital expenditures, investments, the payment of dividends and the incurrence of additional indebtedness and requires certain mandatory prepayments from the proceeds of certain dispositions of property.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. LONG-TERM DEBT (CONTINUED)
    SCHEDULED MATURITIES. The scheduled maturities of long-term debt, which include capitalized lease obligations, at December 31, 1996, were as follows (in thousands):

1997..............................................................  $  12,876
1998..............................................................     19,544
1999..............................................................     24,348
2000..............................................................     34,826
2001..............................................................     29,206
Thereafter........................................................    118,769
                                                                    ---------
                                                                    $ 239,569
                                                                    ---------
                                                                    ---------

9. LEASES

    The Company leases certain property, plant and equipment used in its operations under both capital and operating lease agreements. Such leases, which are primarily for machinery and equipment and vehicles, have lease terms ranging from two to nine years. Certain of the operating lease agreements require the payment of additional rentals for maintenance, along with additional rentals, based on miles driven or units produced. Rent expense, including additional rent, was $8.0 million, $6.3 million and $4.5 million for the years ended December 31, 1996, 1995 and 1994, respectively.

    The composition of capital leases which are reflected as property, plant and equipment in the balance sheets is as follows:

                                                                                  DECEMBER 31,
                                                                              --------------------
                                                                                1996       1995
                                                                              ---------  ---------
                                                                                 (IN THOUSANDS)
Machinery and equipment.....................................................  $     812  $   1,370
Less accumulated amortization...............................................       (366)      (415)
                                                                              ---------  ---------
                                                                              $     446  $     955
                                                                              ---------  ---------
                                                                              ---------  ---------

    Future minimum payments at December 31, 1996, under noncancelable capital and operating leases with terms in excess of one year are summarized below (in thousands):

                                                                             CAPITAL     OPERATING
                                                                             LEASES       LEASES
                                                                           -----------  -----------
1997.....................................................................   $     185    $   4,539
1998.....................................................................         152        4,006
1999.....................................................................         112        3,188
2000.....................................................................                    2,692
2001.....................................................................                    2,216
Thereafter...............................................................                    2,770
                                                                                -----   -----------
Total minimum lease payments.............................................         449    $  19,411
                                                                                        -----------
                                                                                        -----------
Less amount representing imputed interest................................         (27)
                                                                                -----
Present value of capitalized lease obligations...........................   $     422
                                                                                -----
                                                                                -----

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

10. INCOME TAXES

    The provisions for income taxes (benefit), excluding the current tax benefits of $0.9 million and $0.7 million applicable to the extraordinary losses during 1996 and 1995, respectively, are as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                                    -------------------------------
                                                                      1996       1995       1994
                                                                    ---------  ---------  ---------
                                                                            (IN THOUSANDS)
Current taxes payable:
  Federal.........................................................  $   1,925  $   2,763  $     491
  State...........................................................        134        101         20
Deferred income taxes.............................................     (8,895)      (414)       333
                                                                    ---------  ---------  ---------
                                                                    $  (6,836) $   2,450  $     844
                                                                    ---------  ---------  ---------
                                                                    ---------  ---------  ---------

    The following is a reconciliation of income taxes expense (benefit) reported in the statements of operations:

                                                                   YEAR ENDED DECEMBER 31,
                                                               --------------------------------
                                                                  1996       1995       1994
                                                               ----------  ---------  ---------
                                                                        (IN THOUSANDS)
Tax expense at statutory rates...............................  $    7,383  $     306  $   1,959
Tax benefit from tax-exempt earnings.........................      (2,711)    (1,532)    (2,745)
Tax expense from losses not subject to taxes at the corporate
  level......................................................                  1,612
Puerto Rico tax credits......................................     (11,750)
Net operating loss carryforwards.............................                    188      1,344
Nondeductible expenses.......................................                  1,841        202
Other........................................................         242         35         84
                                                               ----------  ---------  ---------
                                                               $   (6,836) $   2,450  $     844
                                                               ----------  ---------  ---------
                                                               ----------  ---------  ---------

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

10. INCOME TAXES (CONTINUED)
    The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

                                                                                DECEMBER 31,
                                                                            --------------------
                                                                              1996       1995
                                                                            ---------  ---------
                                                                               (IN THOUSANDS)
Deferred income tax assets:
  Asset valuation reserves................................................  $     244  $     326
  Nondeductible accruals..................................................      1,785      1,122
  Puerto Rico tax credits.................................................     10,076
  Net operating loss carryforwards........................................         91      1,989
  Valuation allowance.....................................................                (1,989)
                                                                            ---------  ---------
                                                                               12,196      1,448
Deferred income tax liabilities:
  Depreciation............................................................     (1,174)       312
  Amortization of intangibles.............................................     (2,177)    (1,185)
  Foreign distributions and other.........................................         73       (494)
                                                                            ---------  ---------
                                                                               (3,278)    (1,367)
                                                                            ---------  ---------
Net deferred income tax asset.............................................  $   8,918  $      81
                                                                            ---------  ---------
                                                                            ---------  ---------

    These net deferred income tax assets are classified in the consolidated balance sheet as follows:

                                                                               DECEMBER 31,
                                                                           --------------------
                                                                             1996       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Current assets...........................................................  $   3,672  $   1,448
Noncurrent assets........................................................      8,524
Noncurrent liabilities...................................................     (3,278)    (1,367)
                                                                           ---------  ---------
                                                                           $   8,918  $      81
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company had established a valuation allowance for deferred tax assets related to net operating loss carryforwards of the Company's Suiza Dairy subsidiary in Puerto Rico, which under Puerto Rico law were only available for utilization against future taxable income of this subsidiary. Because of the continuing operating losses of this subsidiary, the Company was unable to determine that it is more likely than not that the net deferred tax assets of this subsidiary would be realized. During 1996, the deferred tax asset related to these net operating loss carryforwards and the related valuation allowance was substantially eliminated as a result of the reduction in tax rates in Puerto Rico from the Puerto Rico Agricultural Tax Incentives Act of 1995.

    In December 1995, the Commonwealth of Puerto Rico adopted the Puerto Rico Agricultural Tax Incentives Act of 1995, which reduced the effective income tax rate for qualified agricultural business from 39% to 3.9% and provided for a 50% tax credit for certain "eligible investments" in qualified agricultural businesses in Puerto Rico. During 1996, the Company made investments in its Puerto Rico dairy, fruit,

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

10. INCOME TAXES (CONTINUED)
plastics and Garrido operations, all of which were certified as qualified agricultural businesses in Puerto Rico during 1996.

    In connection with these investments, the Company believes that it has met the eligible investment criteria of this act related to its investment in its Puerto Rico dairy subsidiary. Accordingly, in 1996, the Company recognized $15.75 million in tax credits related to this qualifying investment. Of this amount, the Company (i) sold $4.0 million of tax credits to third parties, resulting in a cash gain of $3.4 million (net of a discount and related expenses), which is recorded in other income, and (ii) recognized a deferred tax asset for the remainder of the tax credit in the amount of $11.75 million, resulting in a corresponding credit to tax expense. These tax credits can be used by the Company to eliminate both Puerto Rico income taxes and the 10% Puerto Rico withholding tax on distributions from the Company's Puerto Rico operations.

    The Company is currently investigating whether its $43.0 million investment in its fruit and plastics operations will qualify for tax credits based on recent rulings by Puerto Rico tax authorities and has requested a formal ruling on the allowability of such tax credits from the Treasury Department in Puerto Rico. If a favorable ruling on the availability of these additional tax credits is obtained, the Company will recognize substantial additional tax benefits in the form of either a deferred tax asset or proceeds from the sale of such credits.

11. STOCKHOLDERS' EQUITY

    CAPITAL SHARES. Authorized capital shares of the Company include 1,000,000 shares of preferred stock with a par value of $.01 per share and 20,000,000 shares of common stock with a par value of $.01 per share. There have been no shares of preferred stock issued by the Company. The rights and preferences of preferred stock are established by the Company's Board of Directors upon issuance. On March 31, 1995, the Company issued 6,313,479 shares of common stock in exchange for all of the outstanding equity interests of the Combined Entities, including profits interests that were granted to certain individuals as compensation for services in identifying, structuring and negotiating certain acquisitions. Immediately prior to the combination date, the existing investors fixed this profits interest by mutual agreement and exchanged equity interests among investors and these individuals. In connection with this exchange, the Company recorded a compensation expense charge to merger expense of $5.1 million, which approximated the fair value of these interests, and resulted in a capital contribution in the same amount.

    COMMON STOCK SPLIT. On February 28, 1996, the Company's Board of Directors authorized a 69 for 1 stock split in the form of a common stock dividend payable to stockholders of record on February 29, 1996. All references in the consolidated financial statements to number of common shares outstanding and per share amounts, and all references to common stock issued, stock options and related prices in the notes to the consolidated financial statements have been restated to reflect the split.

    STOCK OFFERINGS. On April 22, 1996, the Company sold 3,795,000 shares of common stock, $.01 par value per share, in an initial public offering at a price to the public of $14.00 per share. Following this offering, the Company had 10,108,479 shares of common stock issued and outstanding. The public offering provided net cash proceeds to the Company of approximately $48.6 million. Of this amount, $31.1 million was used to repay senior debt, $15.7 million was used to repay the Company's 15% subordinated notes, and $1.8 million was used to pay prepayment penalties related to the early extinguishment of the 15% subordinated notes. As a result of these transactions, the Company recorded a $2.2 million extraordinary

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. STOCKHOLDERS' EQUITY (CONTINUED)
loss from extinguishment of debt which included $1.8 million in prepayment penalties and $1.3 million for the write-off of deferred financing costs related to the repaid debt, net of a tax benefit of $0.9 million. In addition, on August 7, 1996, the Company sold 625,000 shares of its common stock at a price of $16.00 per share in a private placement to a single investor. Following the private sale, the Company had 10,739,729 shares of common stock issued and outstanding. As is discussed in more detail in Note 19, in January 1997, the Company completed the sale of additional shares of its common stock.

    STOCK OPTION AND RESTRICTED STOCK PLANS. In connection with the combination, the Company adopted an exchange option and restricted stock plan, whereby the outstanding stock options granted by the Combined Entities were converted into options to acquire 586,523 shares of common stock on substantially the same terms as the prior options. These options are exercisable at prices ranging from $.03 to $6.79 per share, which approximated the fair market value of such shares at the date of original grant. At December 31, 1996, 577,760 of such options were outstanding, of which 480,450 were exercisable at prices ranging from $.03 to $6.79 per share. The options vest ratably in five annual increments and may be exercised, to the extent vested, over the ten-year period following the award date.

    Effective March 31, 1995, the Company also adopted the Option and Restricted Stock Plan (the "Plan"), which provides for grants of incentive and nonqualified stock options and awards of restricted stock to directors and key employees of the Company or its subsidiaries of up to 1,069,500 shares, provided that no more than 379,500 shares may be awarded as restricted stock. Under the terms of the Plan, the options vest ratably over a three-year period, except for options granted to outside directors, which vest immediately. The Plan also provides that the exercise price of stock options will not be less than the fair market value on the date of grant, and in the case of an incentive stock option granted to an employee owning more than 10% of the common stock of the Company on the date of grant, not less than 110% of the fair market value. On March 31, 1995, the Company's Board of Directors granted 474,375 options pursuant to the Plan at an exercise price per share of $10.51. In addition, during the remainder of 1995, the Company granted options for an additional 3,450 shares at the same exercise price per share. At December 31, 1995, 477,825 options were outstanding at an exercise price of $10.51 per share, of which 3,450 shares were exercisable.

    In 1996, the Company granted options to purchase 398,153 shares at exercise prices ranging from $12.32 to $17.50 per share. At December 31, 1996, 873,978 options were outstanding at exercise prices ranging from $10.51 to $17.50 per share, of which 739,035 shares were exercisable.

    Effective January 1, 1997, the Board of Directors authorized the grant of options for 141,500 shares at an exercise price of $20.25 per share.

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock option plans, and accordingly, no compensation has been recognized since stock options granted under these plans were at exercise prices which approximated market value at the grant date. Had compensation expense been determined for current period stock option grants using fair value methods provided for in

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. STOCKHOLDERS' EQUITY (CONTINUED)
SFAS 123, the Company's pro forma net income (loss) and net earnings (loss) per common share would have been the amounts indicated below:

                                                                                             YEAR ENDED DECEMBER
                                                                                                     31,
                                                                                            ----------------------
                                                                                               1996        1995
                                                                                            ----------  ----------
                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                 SHARE DATA)
Compensation cost.........................................................................  $    1,697  $      765
Net income (loss):
  As reported.............................................................................  $   25,714  $  (10,038)
  Pro forma...............................................................................      24,611     (10,543)
Net earnings (loss) per share:
  As reported.............................................................................  $     2.59  $    (1.64)
  Pro forma...............................................................................        2.48       (1.73)
Stock option share data:
  Stock options granted during period.....................................................     398,153     477,825
  Weighted average exercise price.........................................................  $    14.87  $    10.51
  Average option compensation value (a)...................................................        8.86        6.41

------------------------

(a) Calculated in accordance with the Black-Scholes option pricing model, using the following assumptions: expected volatility of 30% to 35%; expected dividend yield of 0%; expected option term of ten years and risk-free rate of return as of the date of grant which ranged from 5.64% to 7.15% based on the yield of ten-year U.S. treasury securities.

    WARRANTS. Prior to March 31, 1995, each of the Combined Entities had entered into various warrant agreements with their subordinated and junior subordinated noteholders which granted such holders the right to purchase equity interests in each of the companies. These warrants were exercisable, in whole or in part, at various dates through December 31, 2005. Immediately prior to the combination, all warrant holders exercised their warrants to acquire equity interests in the Combined Entities in consideration for aggregate proceeds of $4.1 million and received shares of the Company's common stock in the combination.

12. PENSION AND PROFIT SHARING PLANS

    The Company's subsidiaries each sponsor an employees savings and profit sharing plan. Non-union employees who have completed one or more years of service and have met other requirements pursuant to the plans are eligible to participate in the plans. The employees participating in the plans can generally make contributions to the plans of between 6% and 8% of their annual compensation, and each of the subsidiaries can elect to match such contributions. During each of the years ended December 31, 1996, 1995 and 1994, the Company expensed contributions to the plans of approximately $0.8 million.

    Certain of the Company's recently acquired subsidiaries participate in various multiemployer union pension plans, which are administered jointly by management and union representatives and which sponsor most full-time and certain part-time union employees who are not covered by the Company's other plans. The pension expense for these plans approximated $0.2 million during 1996. The Company

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

12. PENSION AND PROFIT SHARING PLANS (CONTINUED) could, under certain circumstances, be liable for unfunded vested benefits or other expenses of jointly administered union/management plans. At this time, the Company has not established any liabilities because withdrawal from these plans is not probable or reasonably possible.

13. MERGER AND OTHER COSTS

    MERGER AND OTHER COSTS. During 1995 and 1994, the Company incurred merger and other costs of $10.2 million and $1.7 million, respectively, which consisted of the costs associated with the negotiation of the merger and preparation of related merger documents and agreements, financial consulting costs and other costs related to the combination of $8.8 million and $1.4 million in 1995 and 1994, respectively; and other non-operating costs of $1.4 million and $0.3 million, respectively. During 1995, these other merger costs included a one-time $0.5 million payment to cancel an existing management consulting agreement; a one-time tax cost of $1.5 million to convert the Company's Puerto Rico operating subsidiaries to United States corporations; the write-off of $0.4 million in unamortized organization costs; and $5.1 million to recognize compensation expense related to the issuance of common stock in exchange for a negotiated profits interest (Note 12), which resulted in a capital contribution in the same amount. Other non-operating costs included $0.3 million of bank fees in 1994 related to the funding of bridge loans to repay certain indebtedness, and during 1995, $0.7 million of costs associated with several uncompleted acquisitions and $0.7 million of costs associated with an uncompleted debt offering.

    During 1996, the Company expensed non-operating costs of $0.6 million in connection with fees and expenses paid to amend its Senior Credit Facility.

    EXTRAORDINARY LOSS. During 1996, 1995 and 1994, as a result of the repayment of the outstanding indebtedness, the Company expensed approximately $2.2 million (net of income tax benefit of $0.9 million), $8.5 million (net of income tax benefit of $0.7 million) and $0.2 million, respectively, of debt issuance, legal and other costs associated with extinguishment of prior credit facilities. These amounts have been classified as an extraordinary loss in accordance with the provisions of Statement of Financial Accounting Standards No. 4, "Reporting Gains and Losses From the Extinguishment of Debt."

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

14. SUPPLEMENTAL CASH FLOW INFORMATION

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------
                                                                                     1996       1995       1994
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
Cash paid for interest...........................................................  $  16,932  $  17,226  $  16,929
Cash paid for taxes..............................................................      4,662      1,432        362
Noncash transactions:
  Issuance of subsidiary preferred stock in connection with acquisitions.........                            3,000
  Issuance of subordinated notes and amounts payable to the seller in connection
    with acquisitions............................................................        173         91      4,495
Dividends payable or paid in additional preferred stock on subsidiary stock......                              197
  Distribution of investment and related debt in a bread bag manufacturer to
    shareholders of Reddy Ice....................................................                 1,534
  Acquisition of minority interest common stock and exercise of warrants                            993
  Compensation expense recorded as a capital contribution........................                 5,111
Subordinated notes issued in lieu of interest....................................        236        671        430

15. COMMITMENTS AND CONTINGENCIES

    The Company and its subsidiaries are parties, in the ordinary course of business, to certain claims and litigation. In management's opinion, the settlement of such matters is not expected to have a material impact on the consolidated financial statements.

    In addition, the Company is a party to employment agreements with certain officers which provided for minimum compensation levels and incentive bonuses along with provisions for termination of benefits in certain circumstances. The Company also entered into a consulting and noncompetition arrangement with a former officer providing for monthly payments of $12,500 for services to be rendered in the future, which expires in March 1998.

16. RELATED PARTY TRANSACTIONS

    Prior to March 31, 1995, the Company had consulting agreements with certain stockholders and affiliates requiring the payment of monthly consulting fees, plus expenses, in consideration for financial advisory and oversight services provided to it by such stockholders. These consulting agreements, which were cancelable only at the option of such stockholders over their term, were canceled in the combination. During the years ended December 31, 1995 and 1994, the Company expensed $0.2 million and $0.9 million, respectively, plus expenses under the provisions of these agreements, which are included in general and administrative expenses. In addition, the Company paid an affiliate of one of its stockholders investment banking fees of $1.1 million, along with related expenses, during the year ended December 31, 1994, for acquisition and financing services, which were included as part of the costs and expenses of the acquisition.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

17. BUSINESS AND GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

    Information about the Company's operations in the Dairy and Ice businesses and in different geographic areas for the three years ended December 31, 1996, is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                              1996        1995        1994
                                                           ----------  ----------  ----------
                                                                     (IN THOUSANDS)
Net sales to unaffiliated customers:
  Dairy:
    United States........................................  $  252,826  $  175,553  $  102,073
    Puerto Rico..........................................     215,306     204,406     191,334
                                                           ----------  ----------  ----------
                                                              468,132     379,959     293,407
  Ice--United States.....................................      52,784      50,507      47,701
                                                           ----------  ----------  ----------
  Total..................................................  $  520,916  $  430,466  $  341,108
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Operating income:
  Dairy:
    United States........................................  $   11,339  $    9,125  $    4,848
    Puerto Rico..........................................      16,430      14,160      12,274
                                                           ----------  ----------  ----------
                                                               27,769      23,285      17,122
  Ice--United States.....................................      11,022      10,116       8,638
  Corporate..............................................      (3,669)     (2,837)
                                                           ----------  ----------  ----------
  Total..................................................  $   35,122  $   30,564  $   25,760
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Identifiable assets (at end of period):
  Dairy:
    United States........................................  $  167,179  $   68,852  $   68,781
    Puerto Rico..........................................     152,198     119,977     125,207
                                                           ----------  ----------  ----------
                                                              319,377     188,829     193,988
  Ice--United States.....................................      47,096      40,519      44,964
  Corporate..............................................      17,675       3,174
                                                           ----------  ----------  ----------
  Total..................................................  $  384,148  $  232,522  $  238,952
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Capital expenditures:
  Dairy..................................................  $   10,229  $    6,676  $    3,364
  Ice....................................................       3,715       3,573       1,420
  Corporate..............................................          78         143
                                                           ----------  ----------  ----------
  Total..................................................  $   14,022  $   10,392  $    4,784
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------
Depreciation expense:
  Dairy..................................................  $    6,786  $    5,995  $    4,943
  Ice....................................................       3,115       3,263       3,301
  Corporate..............................................          29
                                                           ----------  ----------  ----------
  Total..................................................  $    9,930  $    9,258  $    8,244
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Pursuant to SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," the Company is required to disclose an estimate of the fair value of the Company's financial instruments as of December 31, 1996 and 1995. Differences between the historical presentation and estimated fair values can occur for many reasons, including taxes, commissions, prepayment penalties, make-whole provisions and other restrictions as well as the inherent limitations in any estimation technique.

    Due to their near-term maturities, the carrying amounts of accounts receivable and accounts payable are considered equivalent to fair value. In addition, because the interest rates on the Company's revolving credit and term loan facilities and certain other debt are variable, their fair values approximate their carrying values.

    Certain of the Company's long-term debt bears fixed interest rates and is privately placed with unique terms and no active market. The fair value of such long-term debt was determined by discounting future cash flows at current market yields. In addition, the Company has entered into various interest rate agreements to reduce the Company's sensitivity to changes in interest rates on its variable rate debt. The fair values of these instruments were determined based on current values for similar instruments with similar terms. The following is a summary of the asset (liability) values for both the carrying values and fair values of such instruments:

                                                                 DECEMBER 31,
                                                ----------------------------------------------
                                                         1996                    1995
                                                ----------------------  ----------------------
                                                HISTORICAL              HISTORICAL
                                                 CARRYING                CARRYING
                                                  AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                                ----------  ----------  ----------  ----------
                                                                (IN THOUSANDS)
Fixed rate debt...............................  $  (36,696) $  (34,036) $  (52,472) $  (53,621)
Interest rate agreements......................                    (143)                 (1,220)

19. SUBSEQUENT EVENTS

    On January 28, 1997, the Company sold 4,270,000 shares of common stock, $.01 par value per share, in a public offering at a price to the public of $22.00 per share. Following this offering, the Company had 15,011,729 shares of common stock issued and outstanding. The public offering provided net cash proceeds to the Company of approximately $89.0 million. Of this amount, $36 million was used to repay subordinated notes and $4.3 million was used to pay prepayment penalties related to the early extinguishment of the subordinated notes, which, along with the remaining balance of unamortized deferred loan costs, will be reported as an extraordinary loss from the early extinguishment of debt in 1997. The remainder of the net proceeds were used to repay a portion of the outstanding balance of the acquisition facility of the Company's Senior Credit Facility.

    As discussed in Note 11, on April 22, 1996, and August 7, 1996, the Company sold 3,795,000 shares and 625,000 shares, respectively, of its common stock, which provided net cash proceeds to the Company of approximately $58.4 million, which was used to repay existing debt. In addition, as discussed above, on January 28, 1997, the Company sold an additional 4,270,000 shares of its common stock, which provided net cash proceeds to the Company of approximately $89.0 million, which was used to repay debt. Had these sales of common stock occurred on January 1, 1996, the supplemental pro forma net earnings per

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

19. SUBSEQUENT EVENTS (CONTINUED)
share before extraordinary losses from the early extinguishment of debt for the year ended December 31, 1996, would have decreased by $.47 to $2.34.

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (dollars in thousands, except per share data):

                                                                                QUARTER
                                                       ----------------------------------------------------------
1996                                                     FIRST       SECOND      THIRD       FOURTH    FULL YEAR
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
Net sales............................................  $  109,035  $  116,272  $  139,304  $  156,305  $  520,916
Gross profit.........................................      26,420      32,970      38,090      34,888     132,368
Income before extraordinary loss.....................         383       4,553      18,937       4,056      27,929
Net income...........................................         383       2,338      18,937       4,056      25,714
Earnings per common share:
  Income before extraordinary loss...................        0.06        0.46        1.68        0.35        2.81
  Net income.........................................        0.06        0.24        1.68        0.35        2.59

1995                                                     FIRST       SECOND      THIRD       FOURTH    FULL YEAR
-----------------------------------------------------  ----------  ----------  ----------  ----------  ----------
Net sales............................................  $  104,876  $  110,029  $  110,549  $  105,012  $  430,466
Gross profit.........................................      26,207      31,046      33,439      27,141     117,833
Income (loss) before extraordinary loss..............      (9,889)      2,332       4,711       1,270      (1,576)
Net income (loss)....................................     (18,351)      2,332       4,711       1,270     (10,038)
Earnings per common share:
  Income (loss) before extraordinary loss............       (1.80)       0.37        0.75        0.20       (0.26)
  Net income (loss)..................................       (3.34)       0.37        0.75        0.20       (1.64)

    Earnings per common share calculations for each of the quarters were based on the weighted average number of shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year earnings per common share amount.

    The results for the first quarter of 1995 included $8.8 million of merger costs related to the combination along with $8.5 million of extraordinary losses from the early extinguishment of debt repaid at the combination date.

    The results for the second quarter of 1996 include $2.2 million of extraordinary losses from the early extinguishment of debt repaid with the proceeds of the Company's initial public offering.

    The results for the third quarter of 1996 include a gain on the sale of Puerto Rico tax credits of $3.4 million and a tax benefit related to the recognition of the remaining amount of such credits of $11.8 million, partially offset by $0.6 million in financing costs related to the amendment of the Company's Senior Credit Facility.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                  DECEMBER 31,    JUNE 30,
                                                                                      1996          1997
                                                                                  ------------   -----------
                                                                                                 (UNAUDITED)
                                                                                        (IN THOUSANDS)
                                                   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents.....................................................    $  8,951      $  7,130
  Accounts receivable...........................................................      50,608        50,784
  Inventories...................................................................      19,228        21,536
  Prepaid expenses and other current assets.....................................       2,754         3,369
  Refundable income taxes.......................................................       2,312        --
  Deferred income taxes.........................................................       3,672         3,796
                                                                                  ------------   -----------
    Total current assets........................................................      87,525        86,615
PROPERTY, PLANT AND EQUIPMENT...................................................     123,260       136,281
DEFERRED INCOME TAXES...........................................................       8,524         8,319
INTANGIBLE AND OTHER ASSETS.....................................................     164,839       171,091
                                                                                  ------------   -----------
    TOTAL.......................................................................    $384,148      $402,306
                                                                                  ------------   -----------
                                                                                  ------------   -----------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses.........................................    $ 46,664      $ 42,118
  Income taxes payable..........................................................       1,105         1,154
  Current portion of long-term debt.............................................      12,876        17,323
                                                                                  ------------   -----------
    Total current liabilities...................................................      60,645        60,595
LONG-TERM DEBT..................................................................     226,693       128,150
DEFERRED INCOME TAXES...........................................................       3,278         4,928
COMMITMENTS AND CONTINGENCIES...................................................
STOCKHOLDERS' EQUITY:
  Common stock, par value $.01 per share; 100,000,000 shares authorized,
    10,741,729 and 15,286,968 shares issued and outstanding.....................         107           153
  Additional paid-in capital....................................................      89,337       183,263
  Retained earnings.............................................................       4,088        25,217
                                                                                  ------------   -----------
    Total stockholders' equity..................................................      93,532       208,633
                                                                                  ------------   -----------
    TOTAL.......................................................................    $384,148      $402,306
                                                                                  ------------   -----------
                                                                                  ------------   -----------

           See notes to condensed consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                           THREE MONTHS ENDED JUNE 30,   SIX MONTHS ENDED JUNE 30,
                                                           ---------------------------  ---------------------------
                                                               1996          1997           1996          1997
                                                           ------------  -------------  ------------  -------------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

NET SALES................................................  $    116,272  $     171,694  $    225,307  $     336,819
COST OF SALES............................................        83,302        125,478       165,917        252,047
                                                           ------------  -------------  ------------  -------------
GROSS PROFIT.............................................        32,970         46,216        59,390         84,772
OPERATING COSTS AND EXPENSES:
  Selling and distribution...............................        17,180         22,102        32,682         42,244
  General and administrative.............................         4,884          7,583         9,805         16,397
  Amortization of intangibles............................         1,023          1,510         1,960          2,982
                                                           ------------  -------------  ------------  -------------
    Total operating costs and expenses...................        23,087         31,195        44,447         61,623
                                                           ------------  -------------  ------------  -------------
  INCOME FROM OPERATIONS.................................         9,883         15,021        14,943         23,149
OTHER (INCOME) EXPENSE:
  Interest expense, net..................................         3,872          2,910         8,488          6,580
  Other income, net......................................          (172)          (222)         (252)       (18,575)
                                                           ------------  -------------  ------------  -------------
    Total other (income) expense.........................         3,700          2,688         8,236        (11,995)
                                                           ------------  -------------  ------------  -------------
INCOME BEFORE INCOME TAXES AND EXTRAORDINARY LOSS........         6,183         12,333         6,707         35,144
INCOME TAXES.............................................         1,630          3,376         1,771         10,745
                                                           ------------  -------------  ------------  -------------
INCOME BEFORE EXTRAORDINARY LOSS.........................         4,553          8,957         4,936         24,399
EXTRAORDINARY LOSS FROM EARLY EXTINGUISHMENT OF DEBT.....        (2,215)      --              (2,215)        (3,270)
                                                           ------------  -------------  ------------  -------------
NET INCOME...............................................  $      2,338  $       8,957  $      2,721  $      21,129
                                                           ------------  -------------  ------------  -------------
                                                           ------------  -------------  ------------  -------------
NET EARNINGS (LOSS) PER SHARE:
  Income before extraordinary loss.......................  $       0.46  $        0.55  $       0.58  $        1.57
  Extraordinary loss.....................................         (0.22)      --               (0.26)         (0.21)
                                                           ------------  -------------  ------------  -------------
    Net income...........................................  $       0.24  $        0.55  $       0.32  $        1.36
                                                           ------------  -------------  ------------  -------------
                                                           ------------  -------------  ------------  -------------
WEIGHTED AVERAGE SHARES OUTSTANDING......................     9,921,715     16,342,250     8,455,332     15,509,388
                                                           ------------  -------------  ------------  -------------
                                                           ------------  -------------  ------------  -------------

           See notes to condensed consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                           SIX MONTHS ENDED JUNE
                                                                                                    30,
                                                                                          -----------------------
                                                                                             1996        1997
                                                                                          ----------  -----------
                                                                                          (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................................................  $    2,721  $    21,129
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization.......................................................       4,479        6,512
    Amortization of intangible assets, including deferred financing costs...............       2,297        3,401
    Loss on the sales of assets.........................................................          20           38
    Extraordinary loss from early extinguishment of debt................................       2,215        3,270
    Noncash and imputed interest........................................................         236      --
    Deferred income taxes...............................................................         767        1,731
    Changes in operating assets and liabilities:
      Accounts and notes receivable.....................................................      (2,625)         104
      Inventories.......................................................................        (899)      (2,082)
      Prepaid expenses and other assets.................................................          37       (1,676)
      Accounts payable and other accrued expenses.......................................      (1,959)      (4,465)
      Income taxes payable..............................................................        (511)       5,535
                                                                                          ----------  -----------
        Net cash provided by operating activities.......................................       6,778       33,497
CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property, plant and equipment..........................................      (7,984)      (9,067)
    Proceeds from the sale of property, plant and equipment.............................         245           67
    Cash outflows for acquisitions......................................................      (4,176)     (16,278)
                                                                                          ----------  -----------
      Net cash used in investing activities.............................................     (11,915)     (25,278)
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from the issuance of debt..................................................       8,653       28,000
    Repayment of debt...................................................................     (52,322)    (122,096)
    Payment of deferred financing costs and debt prepayment penalties...................      (1,800)      (4,970)
    Issuance of common stock, net of expenses...........................................      48,608       89,026
                                                                                          ----------  -----------
    Net cash provided by (used in) financing activities.................................       3,139      (10,040)
                                                                                          ----------  -----------
DECREASE IN CASH AND CASH EQUIVALENTS...................................................      (1,998)      (1,821)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..........................................       3,177        8,951
                                                                                          ----------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD................................................  $    1,179  $     7,130
                                                                                          ----------  -----------
                                                                                          ----------  -----------

           See notes to condensed consolidated financial statements.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1997

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated financial statements as of June 30, 1997 and for the three month and six month periods ended June 30, 1997 and 1996 have been prepared by Suiza Foods Corporation (the "Company" or "Suiza Foods") without audit. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company as of June 30, 1997 and for the three month and six month periods ended June 30, 1997 and 1996 have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the Company's 1996 financial statements contained in its Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 29, 1997.

2. INVENTORIES

                                                                  AT DECEMBER 31,  AT JUNE 30,
                                                                       1996           1997
                                                                  ---------------  -----------
Pasteurized and raw milk and raw materials......................     $   7,693      $   9,795
Parts and supplies..............................................         5,584          6,067
Finished goods..................................................         5,951          5,674
                                                                       -------     -----------
                                                                     $  19,228      $  21,536
                                                                       -------     -----------
                                                                       -------     -----------

3. LONG-TERM DEBT

                                                                  AT DECEMBER 31,  AT JUNE 30,
                                                                       1996           1997
                                                                  ---------------  -----------
Senior credit facility:
  Revolving loan facility.......................................    $     8,600     $   2,800
  Acquisition loan facility.....................................         69,100        --
  Term loan facility............................................        125,000       142,000
  Subordinated notes............................................         36,000        --
Capital lease obligations and other debt........................            869           673
                                                                  ---------------  -----------
                                                                        239,569       145,473
Less: current portion...........................................        (12,876)      (17,323)
                                                                  ---------------  -----------
                                                                    $   226,693     $ 128,150
                                                                  ---------------  -----------
                                                                  ---------------  -----------

    On January 28, 1997, the Company sold 4,270,000 shares of common stock, $.01 par value per share, in a public offering (the "Offering") at a price to the public of $22.00 per share. The Offering provided net cash proceeds to the Company of approximately $89.0 million. Of this amount, $36.0 million was used to repay subordinated notes and $4.3 million was used to pay prepayment penalties related to the early extinguishment of the subordinated notes, which, along with the related balance of unamortized deferred loan costs and net of related income tax benefits, was reported as an extraordinary loss from the early extinguishment of debt. The remainder of the net proceeds were used to repay a portion of the outstanding balance of the acquisition loan facility of the Company's Senior Credit Facility.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                                 JUNE 30, 1997

3. LONG-TERM DEBT (CONTINUED)
    On March 5, 1997, the Company amended its Senior Credit Facility. Pursuant to this amendment, the Company's term loans were expanded from a $130.0 million facility into a $150.0 million facility. Quarterly amortization payments beginning March 31, 1997 on this facility are $4.0 million, increasing to: 1) $4.5 million on March 31, 1998; 2) $5.0 million on March 31, 1999; 3) $5.5 million on March 31, 2000; 4) $6.0 million on March 31, 2001; 5) $6.5 million on March 31, 2002, with a final installment of $24.0 million due on March 31, 2003. The Company further amended its Senior Credit Facility to increase the acquisition loan facility from $90.0 million to $100.0 million. The Company is required to pay interest only on amounts drawn under the acquisition loan facility until June 30, 1999, at which time any outstanding balance will convert into a term loan facility with scheduled amortization.

    On July 31, 1997, the Company amended its Senior Credit Facility to provide for an aggregate of $700.0 million comprised of: (i) a $150.0 million term loan;
(ii) a $50.0 million revolving credit facility; (iii) a $325.0 million revolving acquisition facility, and (iv) a $175.0 million acquisition term loan. Under the terms of the Senior Credit Facility, the $150.0 million term loan will be amortized over six years beginning September 30, 1997 and the revolving credit facility expires on September 30, 2003. The availability under the revolving acquisition facility will decrease at the end of each calendar quarter beginning December 31, 2000 by $20.3 million until December 31, 2002, when it begins reducing by $40.6 million each quarter until maturity on September 30, 2003. The $175.0 million acquisition term loan will be amortized over five years beginning December 31, 1999. Amounts outstanding under the Senior Credit Facility will bear interest at a rate per annum equal to one of the following rates, at the Company's option: (i) the sum of a base rate equal to the higher of the Federal Funds rates plus 50 basis points or First Union National Bank's prime commercial lending rate, plus a margin that varies from 0 to 50 basis points depending on the Company's ratio of defined indebtedness to EBITDA (as defined in the Senior Credit Facility); or (ii) The London Interbank Offered Rate ("LIBOR") plus a margin that varies from 75 to 150 basis points depending on the Company's ratio of defined indebtedness to EBITDA. The Company will pay a commitment fee on unused amounts of the revolving facility and the revolving acquisition facility that ranges from 20 to 37.5 basis points, based on the Company's ratio of defined indebtedness to EBITDA.

4. TAXES

    In December 1995, the Commonwealth of Puerto Rico adopted the Puerto Rico Agricultural Tax Incentives Act of 1995, which reduced the effective income tax rate for qualified agricultural businesses from 39% to 3.9% and provided for a 50% tax credit for certain "eligible investments" in qualified agricultural businesses in Puerto Rico. During 1996, the Company made investments in its Suiza-Puerto Rico dairy, fruit, plastics and coffee operations, all of which were certified as qualified agricultural businesses in Puerto Rico during 1996.

    During 1996, the Company recognized $15.75 million in tax credits related to qualifying investment made in its Puerto Rico dairy subsidiary which met the eligible investment criteria of this act. However, in 1996 the Company did not recognize any of the potential tax credits related to its investments in its Puerto Rico fruit, plastics and coffee operations since certain rulings in 1996 by Puerto Rico tax authorities created uncertainty as to whether these investments met the eligible investment criteria of the act and whether these additional tax credits had been earned.

    During the first quarter of 1997, the Company obtained a ruling from the Commonwealth of Puerto Rico confirming that its investments in its Suiza-Puerto Rico fruit and plastics subsidiaries qualified for the

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                                 JUNE 30, 1997

4. TAXES (CONTINUED)
50% tax credit. Accordingly, in March 1997, the Company recognized a nonrecurring gain of $18.1 million, net of discounts and related expenses ($11.5 million after income taxes) for earned tax credits which at March 31, 1997, it had agreed to sell to third parties. During the second quarter of 1997, the Company completed the sale of substantially all of these tax credits to the third parties.

    The Company is currently investigating whether its investment in its coffee business will qualify for additional tax credits based on recent rulings by Puerto Rico tax authorities and is awaiting a ruling from the Treasury Department in Puerto Rico on the availability of such tax credits. If the Company ultimately qualifies for such credits, the Company will account for these tax benefits as an adjustment of the purchase price of the coffee business, which would result in a reduction of goodwill.

5. ACQUISITIONS

    During the quarter, the Company acquired four small ice businesses for total consideration of approximately $10.7 million. Estimated annual sales of these ice companies are $8.3 million. Since June 30, 1997, the Company has acquired three ice companies for approximately $5.9 million, bringing the total number of acquired ice companies in 1997 to ten, with estimated aggregate annual sales of $15.8 million.

    On July 1, 1997, the Company completed the acquisition of substantially all the assets of Dairy Fresh L.P., a Delaware limited partnership ("Dairy Fresh"), for approximately $104.5 million in cash (subject to adjustment and excluding transaction costs), plus the assumption of certain current liabilities. Dairy Fresh is a manufacturer of fresh milk and ice cream products based in Winston-Salem, North Carolina. During its fiscal year ended December 31, 1996, Dairy Fresh reported net sales of approximately $117.0 million throughout the southeastern United States. The Company will use the acquired assets to continue operating the business previously operated by Dairy Fresh. The Company financed the acquisition with borrowings under its Senior Credit Facility.

    On July 31, 1997 the Company completed the purchase of all the outstanding stock of three affiliated dairy manufacturing and distribution companies, as well as an affiliated water bottling and distribution company, and 16 affiliated plastic manufacturing companies headquartered in Franklin, Massachusetts (collectively, the "Garelick Companies"). In connection with this acquisition the Company paid aggregate cash consideration of approximately $293.7 million (subject to adjustment and excluding transaction costs) and issued 446,100 shares of common stock to acquire the outstanding stock and repay existing indebtedness of the Garelick Companies. The combined businesses operated by the Garelick Companies reported net sales of approximately $363 million during the fiscal year ended September 30, 1996. The dairy operations of the Garelick Companies are operated through Garelick Farms in Franklin, Massachusetts, Fairdale Farms in Bennington, Vermont, and Grant's Dairy in Bangor, Maine. The Garelick Companies also operate the Miscoe Springs water bottling company in Mendon, Massachusetts and 16 plastic bottle manufacturing operations located in Connecticut, Florida, Georgia, Illinois, Louisiana, Maine, Massachusetts, New Jersey, North Carolina, Ohio, Pennsylvania, Texas and Virginia. The acquisition of the Garelick Companies expands the geographic presence of the Company's dairy operations into the northeastern United States and expands the Company's operations into the related business of plastic container manufacturing.

                    SUIZA FOODS CORPORATION AND SUBSIDIARIES

                                 JUNE 30, 1997

5. ACQUISITIONS (CONTINUED)
    In connection with the acquisition of the Garelick Companies, the Company increased the size of its Senior Credit Facility from $300.0 million to $700.0 million in the aggregate (see footnote 3--Long-Term Debt).

6. STOCKHOLDERS' EQUITY

    On January 28, 1997, the Company sold 4,270,000 shares of common stock, $.01 par value per share, in a public offering at a price to the public of $22.00 per share. On March 12, 1997, the Company issued 133,000 shares of its common stock in partial consideration of the purchase of an ice company. As of June 30, 1997 the Company had 15,286,968 shares of common stock issued and outstanding.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
The Morningstar Group Inc.:

    We have audited the accompanying consolidated balance sheets of The Morningstar Group Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Morningstar Group Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Dallas, Texas,
February 10, 1997

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,  DECEMBER 31,
                                                                                           1996          1995
                                                                                       ------------  ------------
                                                                                         (DOLLARS IN THOUSANDS)
                                                     ASSETS

CURRENT ASSETS:
  Cash...............................................................................   $    4,786    $    5,811
  Receivables, net of allowance for doubtful accounts of $6,676 and $1,595,
    respectively.....................................................................       57,802        28,043
  Inventories........................................................................       25,400        11,123
  Prepaids and other.................................................................        3,015         1,597
  Deferred tax assets................................................................        7,339         3,089
  Net assets held for sale...........................................................          676           836
                                                                                       ------------  ------------
    Total current assets.............................................................       99,018        50,499

PROPERTY, PLANT AND EQUIPMENT:
  Land...............................................................................        7,843         5,713
  Buildings and improvements.........................................................       29,507        18,804
  Machinery and equipment............................................................       70,239        43,552
                                                                                       ------------  ------------
    Gross property, plant and equipment..............................................      107,589        68,069
  Less: Accumulated depreciation.....................................................      (22,807)      (17,748)
                                                                                       ------------  ------------
    Net property, plant and equipment................................................       84,782        50,321

INTANGIBLE AND OTHER ASSETS:
  Identifiable intangible assets.....................................................       73,146         1,847
  Goodwill...........................................................................       96,175        58,671
  Deferred financing costs...........................................................        2,731         1,259
  Other assets.......................................................................          139           112
                                                                                       ------------  ------------
    Total intangible and other assets................................................      172,191        61,889
                                                                                       ------------  ------------
    Total assets.....................................................................   $  355,991    $  162,709
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable...................................................................   $   32,968    $   21,488
  Accrued liabilities................................................................       39,923        15,869
  Current maturities of long-term debt...............................................        8,000         8,000
                                                                                       ------------  ------------
    Total current liabilities........................................................       80,891        45,357

LONG-TERM DEBT (net of current maturities)...........................................      177,349        36,000
OTHER LONG-TERM LIABILITIES..........................................................        3,269         1,959
DEFERRED TAX LIABILITIES.............................................................        5,694         2,070
COMMITMENTS AND CONTINGENCIES........................................................
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 50,000,000 shares authorized; 15,298,111 shares in
    1996 and 15,244,261 shares in 1995 issued........................................          153           152
  Additional paid-in capital.........................................................       73,179        71,991
  Treasury stock, at cost (767,000 shares in 1996 and 230,000 shares in 1995)........       (6,140)       (1,840)
  Retained earnings..................................................................       21,596         7,020
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................       88,788        77,323
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................   $  355,991    $  162,709
                                                                                       ------------  ------------
                                                                                       ------------  ------------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                  --------------------------------------------
                                                                                     1996           1995             1994
                                                                                  -----------  --------------   --------------
                                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND
                                                                                                 SHARE AMOUNTS)
NET SALES.......................................................................  $   394,306  $   304,730      $   292,314
COST OF GOODS SOLD..............................................................      302,801      232,948          222,145
                                                                                  -----------  --------------   --------------
GROSS PROFIT....................................................................       91,505       71,782           70,169

OPERATING COSTS AND EXPENSES:
  Distribution..................................................................       17,056       16,120           18,689
  Selling and marketing.........................................................       32,839       22,233           21,295
  General and administrative....................................................       15,450       13,001           11,778
                                                                                  -----------  --------------   --------------
    Total operating costs and expenses..........................................       65,345       51,354           51,762
                                                                                  -----------  --------------   --------------
OPERATING INCOME................................................................       26,160       20,428           18,407

INTEREST EXPENSE................................................................        3,647        3,921            4,446
AMORTIZATION OF DEFERRED FINANCING COSTS........................................          379          381              351
DIVIDEND INCOME.................................................................      --              (268)         --
OTHER INCOME, NET...............................................................         (286)      (1,008)          (1,244)
                                                                                  -----------  --------------   --------------
INCOME BEFORE INCOME TAXES......................................................       22,420       17,402           14,854
PROVISION FOR INCOME TAXES......................................................        7,844        6,062            5,533
                                                                                  -----------  --------------   --------------
INCOME FROM CONTINUING OPERATIONS...............................................       14,576       11,340            9,321

DISCONTINUED OPERATIONS:
  Income from discontinued operations...........................................      --           --                   903(a)
  Gain on disposal..............................................................      --               184(b)           423(b)
                                                                                  -----------  --------------   --------------
INCOME FROM DISCONTINUED OPERATIONS.............................................      --               184            1,326
NET INCOME......................................................................  $    14,576  $    11,524      $    10,647
                                                                                  -----------  --------------   --------------
                                                                                  -----------  --------------   --------------
EARNINGS PER COMMON SHARE:
  Continuing operations.........................................................  $       .96  $       .74      $       .62
  Discontinued operations.......................................................      --               .02              .09
                                                                                  -----------  --------------   --------------
  Earnings per common share.....................................................  $       .96  $       .76      $       .71
                                                                                  -----------  --------------   --------------
                                                                                  -----------  --------------   --------------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING................   15,133,887   15,245,562       15,050,538

------------------------

(a) Net of applicable tax provision of $507.

(b) Net of applicable tax provision of $216 and $2,865.

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                  COMMON STOCK
                                                      COMMON     AND ADDITIONAL   TREASURY    RETAINED
                                                      SHARES        PAID-IN       STOCK AT    EARNINGS
                                                      ISSUED        CAPITAL         COST     (DEFICIT)     TOTAL
                                                   ------------  --------------  ----------  ----------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Balance, December 31, 1993.......................    14,287,212    $   69,684    $   --      $  (15,151) $  54,533
Exercise of stock options........................       633,585         1,622        --          --          1,622
Net income.......................................       --             --            --          10,647     10,647
                                                   ------------       -------    ----------  ----------  ---------

Balance, December 31, 1994.......................    14,920,797        71,306        --          (4,504)    66,802
Exercise of stock options........................       323,464           837        --          --            837
Purchase of treasury stock.......................       --             --            (1,840)     --         (1,840)
Net income.......................................       --             --            --          11,524     11,524
                                                   ------------       -------    ----------  ----------  ---------

Balance, December 31, 1995.......................    15,244,261        72,143        (1,840)      7,020     77,323
Exercise of stock options........................        53,850           381        --          --            381
Income tax benefits of stock options.............       --                808        --          --            808
Purchase of treasury stock.......................       --             --            (4,300)     --         (4,300)
Net income.......................................       --             --            --          14,576     14,576
                                                   ------------       -------    ----------  ----------  ---------

Balance, December 31, 1996.......................    15,298,111    $   73,332    $   (6,140) $   21,596  $  88,788
                                                   ------------       -------    ----------  ----------  ---------
                                                   ------------       -------    ----------  ----------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEAR ENDED DECEMBER 31,
                                                                              ----------------------------------
                                                                                 1996        1995        1994
                                                                              ----------  ----------  ----------
                                                                                    (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers..............................................  $  389,101  $  306,918  $  284,605
  Interest received.........................................................         129         224         134
  Income tax refund.........................................................         156      --          --
  Cash paid to suppliers and employees......................................    (354,037)   (272,992)   (259,147)
  Interest paid.............................................................      (2,971)     (4,220)     (4,395)
  Income taxes paid.........................................................      (4,171)     (3,199)     (2,663)
                                                                              ----------  ----------  ----------
  Net cash provided by Continuing Operations................................      28,207      26,731      18,534
  Net cash used by Discontinued Operations..................................      --          --          (3,403)
                                                                              ----------  ----------  ----------
  Net cash provided by operating activities.................................      28,207      26,731      15,131

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of subsidiaries:
  Working capital...........................................................      (3,268)     --          --
  Property, plant and equipment.............................................     (29,926)     --          --
  Other assets..............................................................    (111,809)     --          --
  Other long-term (assets) liabilities......................................        (311)     --          --
                                                                              ----------  ----------  ----------
                                                                                (145,314)     --          --
                                                                              ----------  ----------  ----------
  Capital expenditures......................................................     (11,462)    (10,705)     (7,622)
  Proceeds from sale of assets..............................................      --               2          32
  Dividends received from Preferred Stock...................................      --             268      --
  Other.....................................................................         (52)      1,258         682
                                                                              ----------  ----------  ----------
  Net cash used by Continuing Operations....................................    (156,828)     (9,177)     (6,908)

  Discontinued Operations:
  Sale of Discontinued Operations...........................................      --          --          50,237
  Sale of Preferred Stock...................................................      --           3,000      --
  Capital and other expenditures............................................      --          --            (482)
                                                                              ----------  ----------  ----------
  Net cash provided by Discontinued Operations..............................      --           3,000      49,755
                                                                              ----------  ----------  ----------
  Net cash provided (used) by investing activities..........................    (156,828)     (6,177)     42,847

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock....................................         381         837       1,622
  Purchase of treasury stock................................................      (4,300)     (1,840)     --
  Proceeds from issuance of long-term debt..................................     160,000      --          --
  Net borrowings (repayments) under revolving credit facility...............      22,349      (1,892)    (14,783)
  Principal payments on long-term debt......................................     (50,834)    (14,000)    (45,470)
  Dividends paid............................................................      --          --            (535)
                                                                              ----------  ----------  ----------
  Net cash provided (used) by financing activities..........................     127,596     (16,895)    (59,166)

NET INCREASE (DECREASE) IN CASH.............................................      (1,025)      3,659      (1,188)

CASH, BEGINNING OF PERIOD...................................................       5,811       2,152       3,340
                                                                              ----------  ----------  ----------
CASH, END OF PERIOD.........................................................  $    4,786  $    5,811  $    2,152
                                                                              ----------  ----------  ----------
                                                                              ----------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                                                     YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1996        1995        1994
                                                                                ----------  ----------  ----------
                                                                                      (DOLLARS IN THOUSANDS)
NET INCOME....................................................................  $   14,576  $   11,524  $   10,647

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATIONS:
    Discontinued Operations net income........................................      --            (184)     (1,326)
    Depreciation..............................................................       6,378       5,122       4,344
    Amortization of intangibles...............................................       3,291       2,700       2,632
    (Gain) loss on fixed asset retirements....................................      --          --            (243)
    Increase in deferred tax assets...........................................      (4,250)      3,635       4,222
      Change in assets and liabilities net of effects from acquisitions and divestitures of subsidiaries:
    Accounts receivable.......................................................      (5,205)      2,426      (3,707)
    Inventories...............................................................      (1,243)       (583)        987
    Prepaids and other........................................................       1,493         151       3,569
    Accounts payable..........................................................       1,747       4,225        (655)
    Accrued liabilities.......................................................       8,011      (4,076)     (1,986)
    Other long-term liabilities...............................................       3,409       1,791          50
                                                                                ----------  ----------  ----------
    Total adjustments.........................................................      13,631      15,207       7,887
                                                                                ----------  ----------  ----------
    Net cash provided by Continuing Operations................................      28,207      26,731      18,534
      Discontinued Operations:
    Discontinued Operations net income........................................      --             184       1,326
    Gain on disposal..........................................................      --            (184)       (423)
    Change in working capital.................................................      --          --          (4,914)
    Depreciation and amortization.............................................      --          --             608
                                                                                ----------  ----------  ----------
    Net cash used by Discontinued Operations..................................      --          --          (3,403)
                                                                                ----------  ----------  ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES.....................................  $   28,207  $   26,731  $   15,131
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

1. ORGANIZATION AND BUSINESS

    BACKGROUND

    The Morningstar Group Inc., a Delaware corporation (together with its subsidiaries, the "Company" or "Morningstar") was formed in March 1991. On April 1, 1988, the Company's predecessor, MorningStar Foods Inc., acquired substantially all of the net assets and operations of the Dairy Group of The Southland Corporation.

    BUSINESS

    The Company's Continuing Operations include its specialty operations which manufacture and market shelf stable, refrigerated and frozen food products including nationally branded products, other specialty, dairy-based cultured and ultra-pasteurized products and non-dairy based food products. Discontinued Operations include all previously divested regional dairy operations and other divested operations.

2. PRESTO FOOD PRODUCTS, INC. ACQUISITION

    On December 3, 1996, the Company acquired all of the issued and outstanding shares of capital stock of Presto Food Products, Inc. ("Presto"), a California corporation, from the shareholders of Presto pursuant to a stock purchase agreement dated as of October 20, 1996, by and among the Company, Presto and the Presto shareholders. Presto's sales for the year ended December 31, 1995, were approximately $139.5 million. Presto is a national manufacturer, marketer and distributor of non-dairy and dairy products, such as Mocha Mix non-dairy coffee creamers, Jon Donaire desserts and ice cream cakes, aerosols, bakery toppings and icings, frozen pre-whipped toppings and creamers, serving customers throughout the United States since 1937. The Company paid approximately $123.5 million in cash for the stock acquired and assumed approximately $37.4 million in related liabilities. The allocation of the purchase price was based on preliminary estimates of fair value. The final allocation may be revised if the appraised values are significantly different from the preliminary estimates. Included in the assumed liabilities is approximately $3.2 million related to costs associated with the involuntary termination and/or relocation of certain employees of the acquired company. The terminated employees represent redundant and excess personnel in the operations, marketing, selling, and general and administrative areas. This termination plan will likely be completed by the second quarter of 1997. In conjunction with the consummation of the Presto acquisition, the Company renegotiated its credit agreement. Funds provided by the renegotiated Senior Credit Agreement ("Senior Credit Agreement") were utilized to pay off existing senior debt of approximately $44.8 million, to acquire the capital stock of Presto for $123.5 million and to pay approximately $2.1 million in fees and expenses associated with the Presto acquisition. The Company accounted for the acquisition as a purchase and accordingly, Presto's results are included in the 1996 Consolidated Statement of Operations for the period December 3, 1996, through December 31, 1996.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

2. PRESTO FOOD PRODUCTS, INC. ACQUISITION (CONTINUED)
    Unaudited pro forma operating results of the Company, assuming the acquisition had been made as of January 1, 1995, follow. Such information includes adjustments to reflect additional goodwill and intangible amortization, a reduction in redundant and excess personnel related costs, additional interest expense, additional amortization of deferred financing costs and additional income tax expense.

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
                                                                             (UNAUDITED)
                                                                        (DOLLARS IN THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
Pro forma net sales...................................................  $  528,056  $  444,202
                                                                        ----------  ----------
                                                                        ----------  ----------

Pro forma net income from Continuing Operations.......................  $   18,325  $   13,799
                                                                        ----------  ----------
                                                                        ----------  ----------

Pro forma net income..................................................  $   18,325  $   13,983
                                                                        ----------  ----------
                                                                        ----------  ----------

Pro forma earnings per share from Continuing Operations...............  $     1.21  $     0.91
                                                                        ----------  ----------
                                                                        ----------  ----------

Pro forma earnings per share..........................................  $     1.21  $     0.92
                                                                        ----------  ----------
                                                                        ----------  ----------

3. OTHER ACQUISITIONS

    WACKY WILLIE ACQUISITION

    On October 1, 1996, the Company completed the acquisition of the rights to the Wacky Willie and Killer Shake trademarks for $300,000 in cash from Killer Productions Company. There were no liabilities associated with the acquisition, nor were there any other assets included in the transaction. The Company may at its sole option, before August 1999, pay an additional $700,000 to Killer Productions representing the final portion of the purchase price. In addition, in the event net sales reach $5.0 million in any consecutive twelve-month period ending on or before August 1999, the Company will be required to pay the additional $700,000 representing the final portion of the purchase price. The funding for this purchase was provided by the Company's operations. Sales of Killer Shake are included in the 1996 Consolidated Statement of Operations for the period January 1, 1996, through December 31, 1996. The Company manufactured and sold this product under a license arrangement for the period January 1, 1996, through September 30, 1996.

    CREAM PRODUCTS ACQUISITION

    On August 1, 1996, the Company completed the purchase of substantially all of the assets of Cream Products Company ("Cream Products"), located in Chicago, Illinois. Cream Products' sales for the year ended December 31, 1995, were approximately $24.6 million. Cream Products is a manufacturer and distributor of dairy and non-dairy products primarily supplying food makers and food service customers throughout the United States since 1938. The Company paid approximately $5.9 million in cash for the assets acquired, and assumed approximately $2.3 million in related liabilities. Funds for this acquisition were provided by the Company's operations in conjunction with its revolving credit facility. The Company

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

3. OTHER ACQUISITIONS (CONTINUED)
accounted for the acquisition as a purchase and accordingly, Cream Products' results are included in the 1996 Consolidated Statement of Operations for the period August 1, 1996, through December 31, 1996.

    LA CORONA ACQUISITION

    On May 28, 1996, the Company completed the purchase of substantially all of the assets of La Corona Foods, Inc. ("La Corona"), located in Glendale, Arizona. La Corona's sales for the fiscal year ended September 30, 1995, were approximately $6.9 million. The Company paid approximately $3.4 million in cash for the assets purchased, and assumed approximately $2.5 million in related liabilities. The funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, La Corona's results are included in the 1996 Consolidated Statement of Operations for the period May 29, 1996, through December 31, 1996.

    MERKTS CHEESE ACQUISITION

    On March 19, 1996, the Company completed the acquisition of substantially all of the assets of Merkts Cheese Company ("Merkts"), located in Bristol, Wisconsin. Merkts recorded approximately $10.3 million in sales for the fiscal year ending June 30, 1995. The Company paid approximately $3.6 million in cash for the assets purchased, and assumed approximately $0.4 million in liabilities. The funding for this acquisition was provided by the Company's operations. The Company accounted for the acquisition as a purchase and accordingly, Merkts' results are included in the 1996 Consolidated Statement of Operations for the period March 20, 1996, through December 31, 1996.

4. DISCONTINUED OPERATIONS

    The Company has made significant divestitures since its inception and as a result, the size and scope of the Company's operations have changed significantly. In 1991, the Company divested a novelty/ice cream operation in Texas and closed a novelty/ice cream operation in Missouri. In 1992, the Company divested a regional dairy operation and a novelty/ice cream operation, both located in Maryland. On April 13, 1994, the Company completed the divestiture of its Florida-based fluid milk operation Velda Farms Inc. ("Velda") for $51.0 million, consisting of $48.0 million in cash after working capital adjustments and $3.0 million of 9% Series A Preferred Stock (the "Preferred Stock"). The Company deferred the gain on the Preferred Stock pending realization of the gain. The majority of the cash proceeds were used to pay down external bank debt and to fund federal and state taxes generated by the gain on the sale. The sale of Velda concluded the divestiture of the Company's regional dairies which were considered a major and distinct segment of its business. As such, the operations of the regional dairies and other divested operations have been restated and presented in the consolidated financial statements to conform with discontinued operations treatment ("Discontinued Operations").

    On March 31, 1995, the Preferred Stock was redeemed by its issuer at face value plus accrued dividends. The $3.0 million gain on the stock, less applicable taxes and other reserves of $2.3 million, was reflected in Discontinued Operations in the Consolidated Statements of Operations during the first quarter of 1995. The Company also recognized $268,000 in dividends, related to the Preferred Stock, during the first quarter of 1995 which was recorded in Continuing Operations. The Company recorded an additional loss from Discontinued Operations of approximately $0.5 million, net of tax benefits, during the second quarter of 1995, related to Discontinued Operations reserves and other liabilities.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

4. DISCONTINUED OPERATIONS (CONTINUED)
    Net sales of the Discontinued Operations were $38.6 million in 1994. Interest expense of $0.4 million was allocated to Discontinued Operations during 1994. The allocation method was based upon the ratio of net assets of Discontinued Operations to the sum of consolidated net assets plus consolidated debt, less debt specifically allocated to certain of the Company's subsidiaries.

5. SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intracompany transactions and balances have been eliminated.

    CONCENTRATIONS OF CREDIT RISK

    Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company sells its products to supermarkets, convenience stores, dairies, food service and institutional organizations, club stores and private label suppliers located in all 50 states and over 20 foreign countries, with a concentration of customers located in California. The Company performs ongoing credit evaluations of its customers' financial condition. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other relevant information.

    CASH AND CASH EQUIVALENTS

    The Company considers overnight investments to be cash.

    INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):

                                                                            AT DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Raw materials and supplies..............................................  $  11,767  $   5,975
Finished goods..........................................................     13,633      5,148
                                                                          ---------  ---------
  Total.................................................................  $  25,400  $  11,123
                                                                          ---------  ---------
                                                                          ---------  ---------

    Finished goods inventories include the costs of materials, labor and plant overhead.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

                                                                                USEFUL LIFE
ASSET CATEGORY                                                                    (YEARS)
---------------------------------------------------------------------------  -----------------
Machinery and equipment....................................................       3 - 10
Buildings and improvements.................................................         25

    Property sold or retired is eliminated from the accounts in the year of disposition. Major expenditures for renewals and betterments are capitalized while maintenance and repairs are charged against income.

    IDENTIFIABLE INTANGIBLE ASSETS

    Identifiable intangible assets related to the acquisition of Favorite were added in 1993, and are being amortized over their estimated useful lives which is generally five years. Identifiable intangible assets of approximately $72.3 million were recorded in connection with the acquisitions consummated in 1996. These assets are being amortized on a straight-line basis over a range of 5-40 years. Amortization costs totaled $1.0 million in 1996, $0.7 million in 1995, and $0.7 million in 1994. Accumulated amortization was $2.8 million and $1.8 million at December 31, 1996 and 1995, respectively.

    GOODWILL

    Goodwill is amortized on a straight-line basis over a range of 25-40 years and is recorded at cost less accumulated amortization. Goodwill of approximately $39.4 million was recorded in connection with the acquisitions consummated in 1996. Amortization costs totaled $1.9 million in 1996, $1.7 million in 1995, and $1.7 million in 1994. Accumulated amortization was $10.4 million and $8.5 million at December 31, 1996 and 1995, respectively.

    DEFERRED FINANCING COSTS

    Costs incurred that relate to the issuance of indebtedness and the corresponding accumulated amortization are included in deferred financing costs in the accompanying consolidated balance sheets. Deferred financing costs related to existing debt are amortized over the life of the related debt. In conjunction with renegotiating its Senior Credit Agreement in December 1996, the Company incurred deferred financing costs of approximately $2.7 million. Accumulated amortization was $87,000 and $1.5 million at December 31, 1996 and 1995, respectively.

    ACCOUNTING FOR LONG-LIVED ASSETS

    In March 1995, the Financial Accounting Standards Board issued "SFAS" No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." This statement is effective for financial statements beginning after December 15, 1995. The Company elected to adopt the statement effective December 31, 1995. The adoption of SFAS No. 121 had no material effect on the Company's financial statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The Company continually evaluates whether events and circumstances indicate that the remaining carrying amount of an asset may not be recoverable or the remaining useful life may warrant revision. To make this evaluation, the Company uses its estimate of undiscounted future cash flows (without interest charges) over the remaining life of the asset.

    ACCRUED LIABILITIES

    Accrued liabilities consisted of the following (in thousands):

                                                                            AT DECEMBER 31,
                                                                          --------------------
                                                                            1996       1995
                                                                          ---------  ---------
Accrued interest........................................................  $   1,140  $     407
Payroll and benefits (accrued wages, vacation and profit sharing).......      8,315      4,080
Restructuring accruals..................................................         60        230
Insurance accruals......................................................      5,527      5,195
Income and property taxes...............................................      5,791      1,491
Marketing and advertising...............................................      6,863      2,017
Acquisition related accruals............................................      6,290     --
Other accrued liabilities...............................................      5,937      2,449
                                                                          ---------  ---------
  Total.................................................................  $  39,923  $  15,869
                                                                          ---------  ---------
                                                                          ---------  ---------

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The financial position of the Company at December 31, 1996 and 1995, includes certain financial instruments which may have a fair value that is different from that which is currently reflected in the financial statements. However, any variation in value is insignificant.

    USE OF ESTIMATES

    The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION

    The Company recognizes revenue upon shipment to customers.

    DERIVATIVE FINANCIAL INSTRUMENTS

    The Company has not entered into any derivatives or other speculative financial instruments as of December 31, 1996.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

5. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    Deferred income taxes reflect the tax effect of temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes and are measured by applying currently enacted tax laws. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    OTHER INCOME

    Other income primarily consists of royalty revenue.

    EARNINGS PER COMMON SHARE

    The earnings per common share is computed based on the fully diluted weighted average number of shares of the Company's common stock and common stock equivalents outstanding during the period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

    FINANCIAL STATEMENT PRESENTATION

    Certain prior year balances have been reclassified to conform to the current year presentation.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES

    The components of the provision for income taxes from Continuing Operations are as follows (in thousands):

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1996       1995       1994
                                                                   ---------  ---------  ---------
Current..........................................................  $   6,271  $   1,879  $     272
Deferred.........................................................       (340)     3,448      4,163
State............................................................      1,913        735      1,098
                                                                   ---------  ---------  ---------
Provision for income taxes.......................................  $   7,844  $   6,062  $   5,533
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Temporary differences and carryforwards which give rise to a significant portion of net deferred income tax assets are as follows (in thousands):

                                                                           YEAR ENDED DECEMBER
                                                                                   31,
                                                                           --------------------
                                                                             1996       1995
                                                                           ---------  ---------
Deferred tax assets:  Net operating loss carryforward....................  $  --      $     385
  Accrued vacation.......................................................        588        504
  Accrued workers' compensation..........................................      1,671      1,397
  Acquisition reserves...................................................      2,394     --
  Other insurance reserves...............................................        666        657
  Restructuring reserves.................................................        350        396
  Other accrued expenses and reserves....................................      2,182      1,454
  Other deferred tax assets..............................................        600      2,340
                                                                           ---------  ---------
    Total deferred tax assets............................................      8,451      7,133
Deferred tax liabilities: Accelerated depreciation and amortization......      6,759      2,901
  Other deferred tax liabilities.........................................         47        140
                                                                           ---------  ---------
    Total deferred tax liabilities.......................................      6,806      3,041
Valuation allowance......................................................     --         (3,073)
                                                                           ---------  ---------
  Net deferred tax assets................................................      1,645      1,019
  Noncurrent deferred tax liabilities....................................     (5,694)    (2,070)
                                                                           ---------  ---------
  Current deferred tax assets............................................  $   7,339  $   3,089
                                                                           ---------  ---------
                                                                           ---------  ---------

    The Company reduced goodwill by approximately $21,000, $5.6 million and $4.2 million for the years ended December 31, 1996, 1995 and 1994, respectively, representing realization of deferred tax assets created prior to the Company's financial restructuring transaction.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

6. INCOME TAXES (CONTINUED)
    The provision for income taxes was different from the amount computed using the statutory income tax rate for the reasons set forth in the following table (in thousands):

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1996       1995       1994
                                                                ---------  ---------  ---------
Provision computed at statutory rate..........................  $   7,846  $   5,917  $   5,050
State income taxes............................................      1,243      1,025        905
Tax on non-deductible goodwill amortization...................        486        473        516
Utilization of previously unrecognized deferred tax assets....     (2,265)    (1,405)    (1,107)
Other.........................................................        534         52        169
                                                                ---------  ---------  ---------
Provision for income taxes....................................  $   7,844  $   6,062  $   5,533
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

7. LONG-TERM DEBT

    The Company's long-term debt consists of the following (in thousands):

                                                                            AT DECEMBER 31,
                                                                         ---------------------
                                                                            1996       1995
                                                                         ----------  ---------
Senior term loan.......................................................  $  160,000  $  41,000
Revolving credit facility..............................................      22,349     --
Industrial development revenue bonds...................................       3,000      3,000
                                                                         ----------  ---------
  Total long-term debt.................................................     185,349     44,000
  Less: Current maturities.............................................      (8,000)    (8,000)
                                                                         ----------  ---------
  Long-term debt, net of current maturities............................  $  177,349  $  36,000
                                                                         ----------  ---------
                                                                         ----------  ---------

    Maturities of long-term debt at December 31, 1996, are as follows (in thousands):

1997..............................................................................  $    8,000
1998..............................................................................      15,000
1999..............................................................................      20,000
2000..............................................................................      30,000
2001..............................................................................      35,000
Thereafter........................................................................      77,349
                                                                                    ----------
  Total maturities................................................................  $  185,349
                                                                                    ----------
                                                                                    ----------

    SENIOR TERM LOAN AND REVOLVING CREDIT FACILITY

    On December 2, 1996, in conjunction with the Presto acquisition, the Company renegotiated a $220.0 million credit agreement ("Senior Credit Agreement"). Funding provided by the Senior Credit Agreement was utilized to acquire the capital stock of Presto for approximately $123.5 million, to pay off

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

7. LONG-TERM DEBT (CONTINUED)
the existing senior debt of approximately $44.8 million and to pay $2.1 million in fees and expenses associated with the Presto acquisition.

    The base interest rate on the Term Loan and the Revolver is the prime rate plus an applicable margin spread. Both facilities have alternative rate options based upon applicable margin spreads above the London Interbank Offered Rate ("LIBOR"). At December 31, 1996, $160.0 million in borrowings under the Term Loan were outstanding at an interest rate of 6.95% and $22.4 million in borrowings were outstanding under the Revolver at an interest rate of 6.99%. Borrowings under these lending facilities are secured by virtually all of the assets of the Company. Up to $15.0 million in letters of credit may be issued under the Revolver, of which $8.8 million was issued and outstanding at December 31, 1996. As of December 31, 1996, approximately $28.8 million was additionally available to the Company under the $60.0 million Revolver. A fee of 1.5% per year is charged on outstanding letters of credit. A 0.42% per year commitment fee on uncommitted funds is payable quarterly. The Revolver matures on December 1, 2002, coincident with the scheduled maturity of the Term Loan. The Senior Credit Agreement contains numerous covenants pertaining to management and operations of the Company including, among other restrictions, limitations on the amount of annual capital expenditures as well as specification of certain maximum leverage ratios, minimum fixed charge coverage ratios and minimum net worth. The Senior Credit Agreement also requires mandatory prepayment of the loans under certain conditions such as the sale of assets, excess cash flow, the issuance of new debt or equity and the receipt of certain other cash proceeds.

    During April 1994, the Company completed the sale of Velda for approximately $51.0 million, consisting of $48.0 million in cash after working capital adjustments and $3.0 million in 9% Series A Preferred Stock. In conjunction with the sale, the Company paid down approximately $36.7 million of its then existing senior term loan and $11.8 million of its then existing revolver.

    The Company was in compliance with all financial covenants as of December 31, 1996.

    INDUSTRIAL DEVELOPMENT REVENUE BONDS

    The industrial development revenue bonds were issued on December 14, 1988, to fund the construction of a waste water treatment facility at the Company's Frederick, Maryland, processing plant. The bonds mature on December 1, 2003, and bear interest that fluctuates weekly based upon market factors. The interest rate in effect for these bonds on December 31, 1996, was 4.30%.

8. EMPLOYEE BENEFIT PLANS

    RETIREMENT PLANS

    The Company has adopted a defined contribution profit sharing plan for the purpose of providing retirement benefits for eligible non-union employees. At December 31, 1996, eligible employees totaled 363, of which 214 were participants in the plan. Contributions are made by the Company and by plan participants. Company contributions are allocated to the participants on the basis of individual contributions, the age of the participant and the number of years that the participant has been in the plan. During 1996 the Company also contributed to two single-employer and five multi-employer pension/retirement

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

8. EMPLOYEE BENEFIT PLANS (CONTINUED)
plans under the terms of various union contracts, which covered 778 of its 1,403 employees at December 31, 1996. The number of union pension plans and the portion of employees covered has varied from year to year. Contributions to these pension plans are as follows (in thousands):

                                                                       YEAR ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                     1996       1995       1994
                                                                   ---------  ---------  ---------
Defined contribution profit sharing plan.........................  $     416  $     250  $     230
Union pension plans..............................................      1,445      1,182      1,122

    POST-RETIREMENT BENEFIT PLANS

    In December 1990, the Financial Accounting Standards Board issued its standard on accounting for post retirement benefits other than pensions. This standard requires that the expected cost of these benefits must be charged to expense during the years that the employees render service. The cost of providing these benefits has been primarily paid by non-union retirees and the Company's calculation of its obligation is not material as of December 31, 1996.

    The Company's union employees participate in various defined contribution union plans that provide health care and other welfare benefits during their employment and after retirement. Amounts charged to expense and contributed to these health and welfare plans totaled approximately $2.0 million in 1996, $2.0 million in 1995, and $2.6 million in 1994. Having made these payments, no remaining obligations exist for these years under the union plans.

9. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases certain plant facilities and related equipment and vehicles under operating lease arrangements. Lease expense pursuant to such arrangements was approximately $4.3 million in 1996, $3.2 million in 1995, and $3.0 million in 1994.

    The following is a summary of future minimum annual lease payments under noncancelable operating lease obligations as of December 31, 1996 (in thousands):

                                                                      YEAR ENDING DECEMBER 31,
                                                                      ------------------------
1997................................................................         $    3,893
1998................................................................              3,469
1999................................................................              2,557
2000................................................................              1,965
2001................................................................                693
Thereafter..........................................................              1,383
                                                                                -------
  Total.............................................................         $   13,960
                                                                                -------
                                                                                -------

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    EMPLOYMENT AGREEMENTS

    As of December 31, 1996, the Company had entered into employment agreements with certain key management personnel which provide for annual compensation and benefits and also provide for certain severance payments to be made to such individuals in the event of a change in control (as defined) of the Company or the involuntary termination of such individuals for reasons other than cause (as defined). As of December 31, 1996, the maximum amount payable under these employment agreements was approximately $4.6 million in the aggregate.

    LITIGATION

    From time to time the Company is subject to litigation in the ordinary course of its business. In connection with the divestitures of certain of the Company's operations, the Company assumed certain obligations of indemnification, none of which is believed to be material to the Company. The Company maintains insurance in respect of certain losses that may result from its current or future operations. The Company believes that the outcome of any existing litigation, after considering the indemnities and insurance related to such litigation, would not have a material impact on its business, financial condition or results of operations.

10. RELATED PARTY TRANSACTIONS

    HICKS MUSE

    The Company had previously entered into a financial advisory agreement dated March 1, 1991, as amended, pursuant to which Hicks Muse provided financial advisory services to the Company. Effective September 30, 1995, this agreement was terminated. As compensation for such services, the Company paid Hicks Muse an advisory fee, together with all reasonable expenses incurred in connection therewith. The Company paid advisory fees of $150,000 and $114,000 in 1995 and 1994, respectively, and reimbursed Hicks Muse approximately $28,000 and $37,000 for expenses for each year, respectively. Hicks Muse was also paid a fee of $300,000 relating to the sale of Velda.

11. EQUITY

    EMPLOYEE AND DIRECTOR STOCK OPTIONS

    The Company has several stock-based compensation plans, which are described below. The Company applies Accounting Principles Board ("APB") Opinion 25 and related Interpretations in accounting for its stock-based compensation plans. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which, if fully adopted by the Company, would change the methods the Company applies in recognizing the cost of its stock-based compensation plans. Adoption of the cost recognition provisions of SFAS 123 is optional and the Company has decided not to elect these provisions. However, pro forma disclosures as if the Company had adopted these cost recognition provisions in 1995 are required for fiscal years beginning after December 15, 1995. The Company has elected to provide these disclosures for its fiscal year which began on January 1, 1996.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. EQUITY (CONTINUED)
    1991 STOCK OPTION PLAN

    In March 1991, the Company established the 1991 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 999,999 shares of common stock to key employees of the Company. At December 31, 1996, 769,941 tenure options and 228,258 incentive options had been granted to employees. Upon completion of the common stock offering in 1992, the incentive options became vested, resulting in compensation expense of $1.1 million. The exercise price for all options granted was $2.56 per share, which was the fair market value of the options at the date of issuance. The options expire ten years after the date of their issuance.

    1992 STOCK OPTION PLAN

    In July 1992, the Company established the 1992 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 181,818 shares of common stock to key employees of the Company. At December 31, 1996, 175,000 options had been granted to employees. The exercise price for 25,000 of the options granted in 1992 is $9.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 120,000 of the options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 30,000 of the options granted in 1995 is $6.75 per share, which was the fair market value of the options at the date of issuance. The options granted in 1992 become exercisable over a three-year period and expire ten years after the date of their issuance. One-third of the options granted in 1994 became exercisable on the date of issuance, while the remaining options vest in equal amounts over two years. The options granted in 1995 vest ratably over a three-year period. The options granted in 1994 and 1995 expire ten years after the date of their issuance. Under this plan, 14,000 options had been exercised as of December 31, 1996.

    1992 DIRECTOR STOCK OPTION PLAN

    In April 1992, the Company established the 1992 Director Stock Option Plan which provides for the issuance of options to purchase 39,062 shares of common stock to non-employee directors of the Company. At December 31, 1996, 39,062 options had been granted to non-employee directors. The exercise price for these options is $2.56 per share, which was the fair market value of the options at the date of issuance. The options become exercisable over a three-year period and expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

    1994 STOCK OPTION PLAN

    In June 1994, the Company established the 1994 Incentive and Nonstatutory Stock Option Plan which provides for the issuance of options to purchase 250,000 shares of common stock to key employees of the Company. At December 31, 1996, 231,000 options had been granted to employees. The exercise price for 195,000 of the options granted in 1994 is $7.00 per share, which was the fair market value of the options at the date of issuance. The exercise price for 24,000 of the options granted in 1995 is $8.00 per share, which was the fair market value of the options at the date of issuance. An additional 12,000 options were granted in 1996 under this plan at exercise prices of $9.50 (6,000 options) and $10.00 (6,000 options), which were the fair market values of the options on each issuance date. These options become exercisable over a three-year period and expire ten years after the date of their issuance. Under this plan, 26,000 options had been exercised as of December 31, 1996.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. EQUITY (CONTINUED)
    1996 STOCK OPTION PLAN

    In May 1996, the Company amended the 1994 Incentive and Nonstatutory Stock Option Plan to provide for the issuance of options to purchase up to 1,440,000 shares of common stock to key employees of the Company. At December 31, 1996, 1,212,000 options had been granted to employees. The exercise price for these options is $10.25 per share, which was the fair market value of the options at the date of issuance. 387,000 of the options become exercisable over a three-year period and 825,000 of the options became exercisable on the date of issuance. These options expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

    1996 DIRECTOR STOCK OPTION PLAN

    In May 1996, the Company established the 1996 Director Stock Option Plan which provides for the issuance of options to purchase 50,000 shares of common stock to non-employee directors of the Company. At December 31, 1996, 40,000 options had been granted to non-employee directors. The exercise price for these options is $10.25 per share, which was the fair market value of the options at the date of issuance. The options become exercisable over a three-year period and expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

    CHAIRMAN OPTION PLAN

    On February 15, 1994, the Compensation Committee of the Company's Board of Directors approved the issuance of options to purchase 600,000 shares of common stock of the Company to C. Dean Metropoulos, Chairman and CEO of the Company. As of December 31, 1996, 600,000 options had been granted to Mr. Metropoulos. The exercise price for these options is $6.50 per share, which was the fair market value of the options at the date of issuance. One-third of these options became exercisable on the date of issuance, while the remaining options vested in equal amounts over two years. The options expire ten years after the date of their issuance. As of December 31, 1996, no options under this plan had been exercised.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. EQUITY (CONTINUED)
    SUMMARY OF OPTIONS (NUMBER OF OPTIONS)

                                                                1992                                                1996
                                                              DIRECTOR                   CHAIRMAN                 DIRECTOR
                                    1991 PLAN    1992 PLAN      PLAN       1994 PLAN       PLAN      1996 PLAN*     PLAN
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
Outstanding at December 31,
  1994...........................     335,413      176,000       39,062      210,000       600,000       --          --
Granted in 1995..................      --           30,000       --           81,000        --           --          --
Canceled in 1995.................     (13,049)     (31,000)      --          (70,000)       --           --          --
Exercised in 1995................    (311,464)      --           --           (2,000)       --           --          --
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------

Outstanding at December 31,
  1995...........................      10,900      175,000       39,062      219,000       600,000       --          --
Granted in 1996..................      --           --           --           12,000        --        1,212,000      40,000
Canceled in 1996.................      --           --           --           --            --           --          --
Exercised in 1996................      (5,850)     (14,000)      --          (24,000)       --           --          --
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------

Outstanding at December 31,
  1996...........................       5,050      161,000       39,062      207,000       600,000    1,212,000      40,000
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
Exercisable at December 31,
  1995...........................      10,900      105,000       39,062       52,000       600,000       --          --
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
Exercisable at December 31,
  1996...........................       5,050      141,000       39,062      119,000       600,000      825,000      --
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------
                                   -----------  -----------  -----------  -----------  ------------  -----------  ---------

------------------------

*   Granted under 1994 Stock Option Plan as amended.

    PRO FORMA NET INCOME AND EARNINGS PER COMMON SHARE

    Had the compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS 123, the Company's net income and earnings per common share for 1996 and 1995 would approximate the pro forma amounts below (in thousands, except per share data):

                                     AS REPORTED    PRO FORMA    AS REPORTED    PRO FORMA
                                     DECEMBER 31,  DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                         1996          1996          1995          1995
                                     ------------  ------------  ------------  ------------
Net income.........................   $   14,576    $   10,770    $   11,524    $   11,460
Earnings per common share..........          .96           .72           .76           .75

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

11. EQUITY (CONTINUED)
    Pro forma charges to expense for options granted in 1996 and 1995 are as follows (in thousands):

                                                       1996                     CHARGE
                                                      ANNUAL    1995 ANNUAL  ALLOCABLE TO     TOTAL
                                                      CHARGE      CHARGE     FUTURE YEARS    CHARGE
                                                     ---------  -----------  -------------  ---------
1995 Stock options.................................  $     104   $      64     $     144    $     312
1996 Stock options.................................      3,702      --             1,573        5,275
                                                     ---------         ---        ------    ---------
  Total............................................  $   3,806   $      64     $   1,717    $   5,587
                                                     ---------         ---        ------    ---------
                                                     ---------         ---        ------    ---------

    The fair value of each option grant is estimated on the date of grant using the Modified Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk free interest rates of 6.47% and 6.65%; expected dividend yields of 0.00% and 0.00%; expected lives of 4.0 years and 4.0 years; expected volatility of 40.31% and 39.86%. The weighted average fair value of options granted in 1996 and 1995 was $10.31 and $6.93, respectively. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995.

    STOCK REPURCHASE PROGRAM

    On June 21, 1995, the Company's Board of Directors announced that it had approved a plan pursuant to which the Company may repurchase up to $20.0 million of its common stock. The purchases will be effected through open market transactions or negotiated transactions from time to time, depending on the market price of the stock and other factors. As of December 31, 1995, 230,000 shares had been repurchased by the Company at a cost of $1.8 million. As of December 31, 1996, the Company had purchased an additional 537,000 shares at a cost of $4.3 million.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

    Quarterly financial information for the years ended December 31, 1996 and 1995, is as follows:

                                                        FIRST     SECOND      THIRD      FOURTH
                                                       QUARTER    QUARTER    QUARTER    QUARTER
                                                      ---------  ---------  ---------  ----------
DOLLARS IN THOUSANDS:
  Net sales..............................       1996  $  81,724  $  85,693  $  99,869  $  127,020
                                                1995     71,893     74,882     73,167      84,788

  Gross profit...........................       1996     19,386     19,996     20,588      31,535
                                                1995     17,269     17,718     16,295      20,500

  Income from Continuing Operations......       1996      2,831      3,463      3,027       5,255
                                                1995      2,269      2,846      2,316       3,909

  Income (loss) from Discontinued
    Operations...........................       1996     --         --         --          --
                                                1995        694       (510)    --          --

  Net income.............................       1996      2,831      3,463      3,027       5,255
                                                1995      2,963      2,336      2,316       3,909

PER COMMON SHARE:

  Income from Continuing Operations......       1996  $    0.19  $    0.23  $    0.20  $     0.34
                                                1995       0.15       0.19       0.15        0.25

  Income (loss) from Discontinued
    Operations...........................       1996     --         --         --          --
                                                1995       0.05      (0.03)    --          --

Net income...............................       1996       0.19       0.23       0.20        0.34
                                                1995       0.20       0.16       0.15        0.25

Market price range:

  High...................................       1996      10.00      12.25      11.88       20.00
  Low....................................       1996       7.88       9.13      10.25       11.88

  High...................................       1995       7.50       8.00       9.25        9.00
  Low....................................       1995       5.50       6.38       6.38        7.50

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                   JUNE 30,     DECEMBER 31,
                                                                                     1997           1996
                                                                                  -----------   ------------
                                                                                  (UNAUDITED)
                                                   ASSETS
CURRENT ASSETS:
  Cash..........................................................................   $  2,167       $  4,786
  Receivables, net of allowance for doubtful accounts of $8,852 and $6,676......     48,038         57,802
  Inventories...................................................................     25,689         25,400
  Prepaids and other............................................................      2,599          3,015
  Deferred tax assets...........................................................      7,339          7,339
  Net assets held for sale......................................................        630            676
                                                                                  -----------   ------------
    Total current assets........................................................     86,462         99,018

PROPERTY, PLANT AND EQUIPMENT:
  Land..........................................................................     12,551          7,843
  Buildings.....................................................................     35,131         29,507
  Machinery and equipment.......................................................     80,189         70,239
                                                                                  -----------   ------------
    Gross property, plant and equipment.........................................    127,871        107,589
  Less: Accumulated depreciation................................................    (27,163)       (22,807)
                                                                                  -----------   ------------
    Net property, plant and equipment...........................................    100,708         84,782

INTANGIBLE AND OTHER ASSETS:
  Identifiable intangible assets................................................     71,808         73,146
  Goodwill......................................................................     90,189         96,175
  Deferred financing costs......................................................      2,495          2,731
  Other assets..................................................................        661            139
                                                                                  -----------   ------------
    Total intangible and other assets...........................................    165,153        172,191
                                                                                  -----------   ------------
TOTAL ASSETS....................................................................   $352,323       $355,991
                                                                                  -----------   ------------
                                                                                  -----------   ------------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable..............................................................   $ 27,102       $ 32,968
  Accrued liabilities...........................................................     36,364         39,923
  Current portion of long-term debt.............................................     11,500          8,000
                                                                                  -----------   ------------
    Total current liabilities...................................................     74,966         80,891

LONG-TERM DEBT (net of current maturities)......................................    169,200        177,349

OTHER LONG-TERM LIABILITIES.....................................................      3,020          3,269

DEFERRED TAX LIABILITIES........................................................      5,694          5,694

STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 50,000,000 shares authorized; 15,382,942 shares
    in 1997 and 15,261,061 shares issued in 1996................................        153            153
  Additional paid-in capital....................................................     73,873         73,179
  Treasury stock, at cost (767,000 shares in 1997 and 1996).....................     (6,140)        (6,140)
  Retained earnings.............................................................     31,557         21,596
                                                                                  -----------   ------------
    Total stockholders' equity..................................................     99,443         88,788
                                                                                  -----------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY......................................   $352,323       $355,991
                                                                                  -----------   ------------
                                                                                  -----------   ------------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

          (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                JUNE 30,                      JUNE 30,
                                                      ----------------------------  ----------------------------
                                                          1997           1996           1997           1996
                                                      -------------  -------------  -------------  -------------
NET SALES...........................................  $     140,374  $      85,693  $     270,672  $     167,417
  Cost of goods sold................................        100,953         65,698        196,022        128,036
  Selling, distribution, and general and
    administrative..................................         26,337         14,239         51,223         28,737
                                                      -------------  -------------  -------------  -------------
OPERATING INCOME....................................         13,084          5,756         23,427         10,644

OTHER (INCOME) AND EXPENSES:
  Interest expense..................................          3,310            645          6,562          1,342
  Amortization of deferred financing costs..........            116             95            236            190
  Other income, net.................................           (131)          (191)          (249)          (382)
                                                      -------------  -------------  -------------  -------------
INCOME BEFORE INCOME TAXES..........................          9,789          5,207         16,878          9,494
  Provision for income taxes........................          4,012          1,744          6,917          3,200
                                                      -------------  -------------  -------------  -------------
NET INCOME..........................................  $       5,777  $       3,463  $       9,961  $       6,294
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
EARNINGS PER COMMON SHARE...........................  $         .37  $         .23  $         .64  $         .42
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
  OUTSTANDING.......................................     15,716,000     14,724,000     15,643,651     14,778,316

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                              SIX MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                           -----------------------
                                                                                              1997         1996
                                                                                           -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers...........................................................  $   280,622  $  169,021
  Interest received......................................................................           35         127
  Income tax refund......................................................................      --              156
  Cash paid to suppliers and employees...................................................     (245,771)   (148,572)
  Interest paid..........................................................................       (7,415)     (1,617)
  Income taxes paid......................................................................       (7,773)     (2,807)
                                                                                           -----------  ----------

NET CASH PROVIDED BY OPERATING ACTIVITIES................................................       19,698      16,308

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of subsidiary: Working capital.............................................       (1,290)       (125)
  Property, plant and equipment..........................................................       (1,559)     (3,613)
  Other assets...........................................................................       (4,151)     (3,315)
                                                                                           -----------  ----------

    Net cash used by acquisition of subsidiary...........................................       (7,000)     (7,053)

  Capital expenditures...................................................................      (10,121)     (4,455)
  Proceeds from sale of fixed assets.....................................................           19      --
  Other..................................................................................       (1,260)      1,173
                                                                                           -----------  ----------
NET CASH USED BY INVESTING ACTIVITIES....................................................      (18,362)    (10,335)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock.................................................          694         118
  Net payments under revolving credit facility...........................................         (649)     --
  Payments on long-term debt.............................................................       (4,000)     (4,000)
  Purchase of treasury stock.............................................................      --           (4,300)
                                                                                           -----------  ----------

NET CASH USED BY FINANCING ACTIVITIES....................................................       (3,955)     (8,182)
                                                                                           -----------  ----------

NET DECREASE IN CASH.....................................................................       (2,619)     (2,209)

CASH, BEGINNING OF PERIOD................................................................        4,786       5,811
                                                                                           -----------  ----------

CASH, END OF PERIOD......................................................................  $     2,167  $    3,602
                                                                                           -----------  ----------
                                                                                           -----------  ----------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

        RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATIONS

                       (UNAUDITED, DOLLARS IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                                                                    JUNE 30,
                                                                                              --------------------
                                                                                                1997       1996
                                                                                              ---------  ---------
NET INCOME..................................................................................  $   9,961  $   6,294

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH FLOW FROM OPERATIONS:
  Depreciation..............................................................................      5,243      2,938
  Amortization of intangibles...............................................................      2,988      1,350
  Increase in deferred taxes................................................................     --             21

Change in assets and liabilities, net of effects from acquisition of subsidiary:
  Accounts receivable.......................................................................     10,477      1,604
  Inventories...............................................................................        398     (1,094)
  Prepaids and other........................................................................        416        (70)
  Accounts payable..........................................................................     (5,866)     2,384
  Accrued liabilities.......................................................................     (3,670)     3,018
  Long-term liabilities.....................................................................       (249)      (138)
                                                                                              ---------  ---------
NET CASH PROVIDED BY OPERATIONS.............................................................  $  19,698  $  16,308
                                                                                              ---------  ---------
                                                                                              ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1997

1. CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements as of June 30, 1997, and for the six months then ended have been prepared by The Morningstar Group Inc. (the "Company" or "Morningstar") without audit. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) to present fairly, in all material respects, the consolidated financial position, results of operations and changes in cash flows at June 30, 1997, and for the six months then ended, have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements should be read in conjunction with the Company's 1996 financial statements contained in its most recent Annual Report on Form10-K. Certain prior year balances have been reclassified to conform to the current year presentation.

    On February 3, 1997, the Company completed the purchase of substantially all of the assets of the frozen whipped toppings business of Van de Kamp's, Inc. ("VDK"). VDK's sales for the year ended December 31, 1996 were approximately $13.1 million. VDK is a manufacturer and distributor of frozen whipped toppings primarily supplying retail customers throughout the United States. The Company paid approximately $7.0 million in cash for the assets acquired, and assumed approximately $.1 million in related liabilities. The source of funding was provided by the Company's operations in conjunction with its revolving credit facility.

    During the first six months of 1997, the company received appraised values on certain assets acquired in the Presto Food Products, Inc. acquisition. As a result, the allocation of the purchase price was revised resulting in a reclassification of $9.2 million from goodwill to property, plant and equipment.

2. INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Inventories are summarized as follows (in thousands):

                                                           AT JUNE 30,
                                                              1997        AT DECEMBER 31, 1996
                                                         ---------------  --------------------
Raw materials and supplies.............................     $  14,443          $   11,767
Finished goods.........................................        11,246              13,633
                                                              -------             -------
  Total................................................     $  25,689          $   25,400
                                                              -------             -------
                                                              -------             -------

    Finished goods inventories include the costs of materials, labor and plant overhead.

                  THE MORNINGSTAR GROUP INC. AND SUBSIDIARIES

                                 JUNE 30, 1997

3. DEBT

    The Company's outstanding long-term debt and average interest rates in effect on June 30, 1997 were:

                                                                                  AMOUNT OF DEBT   AVERAGE INTEREST RATE
                                                                                  --------------   ---------------------
                                                                                  (IN THOUSANDS)
Senior term loan................................................................     $156,000             7.130%
Revolving credit facility (a)...................................................       21,700             7.256%
Industrial development revenue bonds............................................        3,000             4.080%
                                                                                  --------------
  Total.........................................................................      180,700
Less: Current maturities........................................................       11,500
                                                                                  --------------
Long-term debt, net of current maturities.......................................     $169,200
                                                                                  --------------
                                                                                  --------------

------------------------

(a) As of June 30, 1997, approximately $21,700,000 was outstanding under the revolving credit facility and letters of credit totaling $7,974,000 were issued. As of June 30, 1997, the Company had $30,326,000 in additional borrowing capacity under the terms of its revolving credit facility.

4. EARNINGS PER COMMON SHARE

    The earnings per common share is computed based on the weighted average number of shares of the Company's common stock and common stock equivalents outstanding during the period. Common stock equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

    The Company intends to adopt SFAS No. 128 "Earnings Per Share" "SFAS 128" effective December 15, 1997 and present December 31, 1997 and prior periods earnings per share under SFAS128. Early adoption of the new statement is not permitted. The calculation of basic earnings per share under SFAS 128 will have a favorable impact as it excludes potentially dilutive options previously included in the calculation of primary earnings per share.

5. STOCK REPURCHASE PROGRAM

    On June 21, 1995, the Company's Board of Directors announced that it had approved a plan pursuant to which the Company may repurchase up to $20.0 million of its common stock. The purchases will be effected through open market transactions or negotiated transactions from time to time, depending on the market price of the stock and other factors. As of December 31, 1996, 767,000 shares had been repurchased by the Company at a cost of $6.1 million. As of June 30, 1997, the Company had not purchased any additional shares.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Country Fresh, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Country Fresh, Inc. and subsidiaries as of March 1, 1997 and March 2, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    We believe that our audits provide a reasonable basis for our opinion. In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Country Fresh, Inc. and subsidiaries as of March 1, 1997 and March 2, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 1, 1997, in conformity with generally accepted accounting principles.

    As discussed in Note 6 to the consolidated financial statements, in fiscal year 1995 the Company changed its method of accounting for postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions."

                                         DELOITTE & TOUCHE LLP

Grand Rapids, Michigan
May 5, 1997

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                    MARCH 2,      MARCH 1,      JULY 19,
                                                                                      1996          1997          1997
                                                                                  ------------  ------------  ------------
                                                                                                              (UNAUDITED)
                                                          ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.....................................................  $ 11,651,121  $ 10,524,048  $  6,697,162
  Accounts receivable, net of the allowance for doubtful accounts of $1,227,000,
    $670,000 and $672,000.......................................................    23,863,323    24,311,205    26,084,045
  Inventories (Note 2)..........................................................    12,564,674    14,297,557    18,846,324
  Deferred taxes on income (Note 7).............................................     1,122,000     1,168,000     1,186,000
  Prepaid income taxes..........................................................        94,213
  Prepaid expenses and other....................................................     1,117,599       998,880       240,585
                                                                                  ------------  ------------  ------------
    Total current assets........................................................    50,412,930    51,299,690    53,054,116
DEFERRED TAXES ON INCOME (Note 7)...............................................     2,543,000     2,970,000     3,059,000
PROPERTY, PLANT AND EQUIPMENT (Note 4):.........................................
  Land and improvements.........................................................     2,852,510     3,124,502     3,224,502
  Buildings.....................................................................    26,796,538    29,814,418    29,814,418
  Machinery and equipment.......................................................    56,456,723    61,210,938    64,346,224
  Shipping containers...........................................................     8,881,155     9,475,755     9,579,400
  Transportation equipment......................................................    12,507,898    14,391,892    14,633,233
                                                                                  ------------  ------------  ------------
                                                                                   107,494,824   118,017,505   121,597,777
  Accumulated depreciation......................................................   (68,987,812)  (75,335,243)  (78,122,058)
                                                                                  ------------  ------------  ------------
                                                                                    38,507,012    42,682,262    43,475,719
OTHER ASSETS....................................................................     3,302,314     2,254,340     2,352,934
                                                                                  ------------  ------------  ------------
TOTAL ASSETS....................................................................  $ 94,765,256  $ 99,206,292  $101,941,769
                                                                                  ------------  ------------  ------------
                                                                                  ------------  ------------  ------------

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable........................................................  $ 18,029,941  $ 18,973,756  $ 19,226,753
  Accrued expenses (Note 3).....................................................    11,297,087    11,659,319    11,089,591
  Income taxes payable..........................................................                   1,963,787     2,262,333
  Current portion of long-term debt (Note 4)....................................     2,809,721     2,835,646     3,766,924
                                                                                  ------------  ------------  ------------
    Total current liabilities...................................................    32,136,749    35,432,508    36,345,601
LONG-TERM DEBT (Note 4).........................................................    32,152,297    28,571,200    26,522,684
POST RETIREMENT BENEFITS (Notes 5 and 6)........................................     5,350,118     3,668,633     3,557,633
COMMITMENTS AND CONTINGENCIES (Note 8)
SHAREHOLDERS' EQUITY (Note 98):
  Preferred stock, Series A, 8% cumulative, par value $320 a share; 31,250
    authorized shares...........................................................     3,800,000     3,741,120     3,741,120
  Common stock, no par value; 15,000,000 authorized shares......................     1,774,092     1,869,950     1,897,660
  Retained earnings.............................................................    19,552,000    25,922,881    29,877,071
                                                                                  ------------  ------------  ------------
    Total shareholders' equity..................................................    25,126,092    31,533,951    35,515,851
                                                                                  ------------  ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................  $ 94,765,256  $ 99,206,292  $101,941,769
                                                                                  ------------  ------------  ------------
                                                                                  ------------  ------------  ------------

                See notes to consolidated financial statements.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                            YEARS ENDED                     TWENTY WEEKS ENDED
                                                              ----------------------------------------  --------------------------
                                                              FEBRUARY 25,    MARCH 2,      MARCH 1,      JULY 20,      JULY 19,
                                                                  1995          1996          1997          1996          1997
                                                              ------------  ------------  ------------  ------------  ------------
                                                                                                        (UNAUDITED)   (UNAUDITED)
NET SALES...................................................  $310,164,014  $336,054,590  $353,037,053  $135,327,698  $136,154,331
COST OF GOODS SOLD..........................................   268,500,028   291,721,220   305,613,569   115,962,551   116,232,837
                                                              ------------  ------------  ------------  ------------  ------------
  Gross profit..............................................    41,663,986    44,333,370    47,423,484    19,365,147    19,921,494
OPERATING COSTS AND EXPENSES:
  Selling and distribution..................................    21,224,430    21,632,703    19,916,061     7,396,735     7,216,944
  General and administrative................................    15,036,712    15,699,730    16,009,777     5,907,043     6,234,400
  Amortization of intangibles...............................        99,618        82,540       656,410        33,272        19,022
                                                              ------------  ------------  ------------  ------------  ------------
    Total operating costs and expenses......................    36,360,760    37,414,973    36,582,248    13,337,050    13,470,366
                                                              ------------  ------------  ------------  ------------  ------------
INCOME FROM OPERATIONS......................................     5,303,226     6,918,397    10,841,236     6,028,097     6,451,128
OTHER (INCOME) EXPENSE:
  Interest (income) expense, net............................      (258,505)    1,392,648     1,219,353       613,168       597,186
  Miscellaneous income......................................      (551,116)     (633,310)     (435,642)     (111,535)     (254,070)
                                                              ------------  ------------  ------------  ------------  ------------
    Total other (income) expense............................      (809,621)      759,338       783,711       501,633       343,116
                                                              ------------  ------------  ------------  ------------  ------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING.............................................     6,112,847     6,159,059    10,057,525     5,526,464     6,108,012
INCOME TAXES (Note 7).......................................     2,145,000     2,090,000     3,385,000     1,884,000     2,079,000
                                                              ------------  ------------  ------------  ------------  ------------
EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING...     3,967,847     4,069,059     6,672,525     3,642,464     4,029,012
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR POSTRETIREMENT
  BENEFITS OTHER THAN PENSIONS (NET OF INCOME TAX BENEFIT OF
  $1,170,376) (Note 6)......................................     2,271,907
                                                              ------------  ------------  ------------  ------------  ------------
NET EARNINGS................................................  $  1,695,940  $  4,069,059  $  6,672,525  $  3,642,464  $  4,029,012
                                                              ------------  ------------  ------------  ------------  ------------
                                                              ------------  ------------  ------------  ------------  ------------
NET EARNINGS PER COMMON SHARE:
  Before cumulative effect of change in accounting..........  $       0.52  $       1.04  $       1.75  $       0.97  $       1.07
  Cumulative effect of change in accounting.................         (0.30)
                                                              ------------  ------------  ------------  ------------  ------------
    Net earnings............................................  $       0.22  $       1.04  $       1.75  $       0.97  $       1.07
                                                              ------------  ------------  ------------  ------------  ------------
                                                              ------------  ------------  ------------  ------------  ------------
WEIGHTED AVERAGE SHARES OUTSTANDING.........................     7,622,840     3,609,245     3,636,519     3,631,758     3,685,236
                                                              ------------  ------------  ------------  ------------  ------------
                                                              ------------  ------------  ------------  ------------  ------------

                See notes to consolidated financial statements.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

 TWENTY WEEKS ENDED JULY 19, 1997 AND YEARS ENDED MARCH 1, 1997, MARCH 2, 1996
                             AND FEBRUARY 25, 1995

                                     PREFERRED STOCK SERIES
                                        A 8% CUMULATIVE           COMMON STOCK        ADDITIONAL
                                     ----------------------  -----------------------    PAID-IN      RETAINED
                                      SHARES      AMOUNT       SHARES      AMOUNT       CAPTIAL      EARNINGS         TOTAL
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
BALANCE, February 27, 1994.........                             191,313  $ 3,884,020  $ 6,305,559  $  39,416,901  $  49,606,480

  Net earnings.....................                                                                    1,695,940      1,695,940
  Issuance of common stock.........                               2,669       56,900      462,532                       519,432
  Redemption of common stock.......                              (2,291)     (48,220)     (48,530)      (373,966)      (470,716)
  Recapitalization expenses........                                                       (86,569)                      (86,569)
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
BALANCE, February 25, 1995.........     --          --          191,691    3,892,700    6,632,992     40,738,875     51,264,567

  Net earnings.....................                                                                    4,069,059      4,069,059
  Redemption of Class A common
    stock and exchange of 40 shares
    of no par common stock for
    Class B common stock...........                           7,451,549      (73,600)                                   (73,600)
  Redemption of common pursuant to
    the redemption and exchange
    offer..........................     11,875    3,800,000  (4,157,520)  (2,078,760)  (6,632,992)   (24,548,365)   (29,460,117)
  Issuance of common stock.........                               4,459       35,672                                     35,672
  Redemption of common stock.......                                (240)      (1,920)                                    (1,920)
  Recapitalization expenses........                                                                     (403,569)      (403,569)
  Preferred stock dividends........                                                                     (304,000)      (304,000)
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
BALANCE, March 2, 1996.............     11,875    3,800,000   3,489,939    1,774,092      --          19,552,000     25,126,092

  Net earnings.....................                                                                    6,672,525      6,672,525
  Issuance of common stock.........                              11,637       97,458                                     97,458
  Redemption of common and
    preferred stock................       (184)     (58,880)       (200)      (1,600)                                   (60,480)
  Preferred stock dividends........                                                                     (301,644)      (301,644)
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
BALANCE, March 1, 1997.............     11,691    3,741,120   3,501,376    1,869,950      --          25,922,881     31,533,951

  Net earnings (Unaudited).........                                                                    4,029,012      4,029,012
  Issuance of common stock
    (Unaudited)....................                               2,611       27,710                                     27,710
  Preferred stock dividends
    (Unaudited)....................                                                                      (74,822)       (74,822)
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
BALANCE, July 19, 1997
  (Unaudited)......................     11,691  $ 3,741,120   3,503,987  $ 1,897,660  $   --       $  29,877,071  $  35,515,851
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------
                                     ---------  -----------  ----------  -----------  -----------  -------------  -------------

                See notes to consolidated financial statements.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            YEARS ENDED                    TWENTY WEEKS ENDED
                                                              ----------------------------------------  ------------------------
                                                              FEBRUARY 25,     MARCH 2,     MARCH 1,     JULY 20,     JULY 19,
                                                                  1995           1996         1997         1996         1997
                                                              ------------   ------------  -----------  -----------  -----------
                                                                                                        (UNAUDITED)  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................  $ 1,695,940    $  4,069,059  $ 6,672,525  $3,642,464   $4,029,012
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization.............................    7,932,522       8,401,628    6,577,718   2,600,153    2,786,815
  Deferred income taxes.....................................   (1,588,000)       (126,000)    (473,000)   (297,000 )   (107,000 )
  Post retirement benefits..................................    1,540,535         459,795     (410,845)   (158,018 )   (111,000 )
  Change in operating assets and liabilities, net of effect
    of acquisitions:
    Accounts receivable.....................................     (928,541)     (2,059,592)    (447,882) (4,991,501 ) (1,772,840 )
    Inventories.............................................   (1,064,010)       (363,904)  (1,732,883) (2,181,767 ) (2,279,467 )
    Prepaid expenses and other..............................      136,117          47,688      118,719     403,871      758,295
    Accounts payable and accrued expenses...................    1,882,944       2,024,370    1,267,868   7,899,393     (316,731 )
    Income taxes............................................   (1,487,000)       (313,005)   2,058,000     864,000      298,546
                                                              ------------   ------------  -----------  -----------  -----------
      Net cash provided by operating activities.............    8,120,507      12,140,039   13,630,220   7,781,595    3,285,630
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment................   (5,817,122)     (7,213,562)  (8,810,163) (3,497,237 ) (2,380,272 )
  Cash paid for acquisitions (Note 10)......................   (3,862,913)                                           (3,469,300 )
  (Increase) decrease in other assets.......................    1,336,367      (1,112,394)    (307,292)    536,079      (98,594 )
                                                              ------------   ------------  -----------  -----------  -----------
      Net cash used in investing activities.................   (8,343,668)     (8,325,956)  (9,117,455) (2,961,158 ) (5,948,166 )

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on long-term debt................................   (1,465,454)     (7,231,685)  (5,375,172) (1,183,941 ) (1,217,238 )
  Proceeds from long-term borrowings........................                   27,000,000                               100,000
  Payments of recapitalization expenses.....................      (86,569)       (403,569)
  Proceeds from issuance of common stock....................      519,432          35,672       97,458      93,426       27,710
  Redemption of preferred and common stock..................     (470,716)    (28,319,096)     (60,480)
  Dividends paid on preferred stock.........................                     (304,000)    (301,644)    (60,480 )    (74,822 )
                                                              ------------   ------------  -----------  -----------  -----------
      Net cash used in financing activities.................   (1,503,307)     (9,222,678)  (5,639,838) (1,150,995 ) (1,164,350 )
                                                              ------------   ------------  -----------  -----------  -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................   (1,726,468)     (5,408,595)  (1,127,073)  3,669,442   (3,826,886 )

CASH AND CASH EQUIVALENTS, BEGINNING........................   18,786,184      17,059,716   11,651,121  11,651,121   10,524,048
                                                              ------------   ------------  -----------  -----------  -----------
CASH AND CASH EQUIVALENTS, ENDING...........................  $17,059,716    $ 11,651,121  $10,524,048  $15,320,563  $6,697,162
                                                              ------------   ------------  -----------  -----------  -----------
                                                              ------------   ------------  -----------  -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.............................................  $   615,498    $  2,272,540  $ 1,993,371  $  947,085   $  629,580
  Taxes on income paid......................................    4,050,000       2,500,000    1,800,000     600,000    2,300,000

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING
  ACTIVITIES:
  Issuance of installment notes for the purchase of
    transportation equipment................................  $ 1,652,233    $    --       $ 1,820,000  $   --       $   --
  Collection of note receivable through the redemption of
    common stock in the recapitalization (Note 8)...........                    1,216,541

                See notes to consolidated financial statements.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS--Country Fresh, Inc. and its subsidiaries (the "Company") process and market dairy and other related products to customers primarily located in Michigan, northern Indiana, and northern Ohio. The Company provides credit terms to its customers generally ranging up to 30 days, perform ongoing credit evaluations of their customers and maintain allowances for potential credit losses and rebates and allowances based on historical experience.

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Country Fresh, Inc. and its wholly owned subsidiaries. All significant intercompany profits, transactions and balances have been eliminated in consolidation.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes the estimates are reasonable, actual results could differ from those estimates.

    FISCAL YEAR--The fiscal year of the Company ends on the Saturday closest to the end of February. The fiscal years ended March 1, 1997 and February 25, 1995 were comprised of fifty-two weeks, whereas the fiscal year ended March 2, 1996 was comprised of fifty-three weeks. References to fiscal years 1995, 1996 and 1997 represent the Company's fiscal years ended February 25, 1995, March 2, 1996 and March 1, 1997, respectively.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents consist of cash and highly-liquid investments purchased with a remaining maturity at date of purchase of approximately three months or less.

    INVENTORIES--Inventories are primarily stated at the lower of cost, using the LIFO (last-in, first-out) method, or market. The cost of manufactured finished goods inventories include raw materials direct labor and indirect production and overhead costs.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment assets are recorded at cost. Depreciation is computed using both the straight-line and declining balance methods based on the estimated useful lives of the related assets.

                   ASSET                                      USEFUL LIFE
--------------------------------------------  --------------------------------------------
Buildings and improvements                                  Ten to 20 years
Machinery and equipment                                    Three to 12 years
Shipping containers                                           Three years
Transportation equipment                                    Five to 12 years

    Expenditures for maintenance and repairs are charged to expense as incurred whereas major additions are capitalized.

    The Company periodically assesses the carrying values of its long lived assets, which primarily consists of its property, plant and equipment assets, by comparing the expected undiscounted future cash flows to the carrying amount of the asset, and would evaluate a potential impairment if the recorded value of these

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets exceeded the associated future cash flows. Any adjustment to the carrying value of long-lived assets is recognized on a current basis.

    DEFERRED INCOME TAXES--Deferred income taxes are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

    EARNINGS PER COMMON SHARE--The Company computes earnings per common shared by dividing net earnings less dividends on preferred stock by the weighted average number of common shares outstanding, including common equivalent shares.

    UNAUDITED INTERIM FINANCIAL STATEMENTS--The Company's consolidated balance sheet as of July 19, 1997 and the consolidated statements of earnings, shareholders' equity and of cash flows for the twenty weeks ended July 20, 1996 and July 19, 1997, have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal, recurring adjustments) necessary to present fairly the balance sheet of the Company at July 19, 1997, and the results of operations and cash flows of the Company for the twenty weeks ended July 20, 1996 and July 19, 1997, have been made. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

2. INVENTORIES

    Inventories consist of the following:

                                                               MARCH 2,     MARCH 1,     JULY 19,
                                                                 1996         1997         1997
                                                              -----------  -----------  -----------
                                                                                        (UNAUDITED)
Finished products...........................................  $ 7,099,479  $ 8,135,843  $11,199,792
Raw materials...............................................    3,010,340    5,498,844    7,054,746
Containers..................................................    3,103,377    1,334,458    1,472,069
                                                              -----------  -----------  -----------
                                                               13,213,196   14,969,145   19,726,607
Less LIFO reserve...........................................     (648,522)    (671,588)    (880,283)
                                                              -----------  -----------  -----------
                                                              $12,564,674  $14,297,557  $18,846,324
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

3. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                         MARCH 2,    MARCH 1,    JULY 19,
                                           1996        1997        1997
                                        ----------  ----------  ----------
                                                                (UNAUDITED)
Payroll...............................  $3,305,793  $3,428,354  $2,871,207
Discounts, rebates and allowances.....   2,837,837   2,982,688   1,625,292
Insurance.............................   1,702,439   1,689,717   1,942,919
Retirement and pension................     698,113     799,193   1,226,093
Containers............................   2,752,905   2,759,367   3,424,080
                                        ----------  ----------  ----------
                                        $11,297,087 11,659,319  11,089,591
                                        ----------  ----------  ----------
                                        ----------  ----------  ----------

    The Company accrues customer discounts, rebates and allowances as earned by its customers, which are generally paid either monthly, quarterly or annually pursuant to the terms of the arrangement with the specific customer.

    The Company is self-insured in certain states, up to specified limits, for workers' compensation claims. Individual workers' compensation claims in excess of $300,000 and aggregate workers' compensation claims between $2.2 million and $20 million are insured through an insurance carrier. In addition, the Company is self-insured, up to certain limits, for medical benefit claims. The estimated cost of claims for workers' compensation and medical benefits are accrued as incurred in the consolidated financial statements.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

4. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                               MARCH 2,     MARCH 1,     JULY 19,
                                                                 1996         1997         1997
                                                              -----------  -----------  -----------
                                                                                        (UNAUDITED)
Credit agreement:
  Term loan facility........................................  $10,000,000  $ 8,000,000  $ 7,000,000
  Revolving credit facility.................................   11,000,000   10,000,000   10,000,000
Revenue bonds:
  Economic Development Corporation of the County of Elkhart,
    Indiana.................................................    3,680,000    3,450,000    3,450,000
  Economic Development Corporation of the City of Livonia,
    Michigan................................................    2,780,000    2,570,000    2,570,000
  Toledo-Lucas County Port Authority........................    4,590,000    4,335,000    4,335,000
Installment loan............................................    1,512,262    1,809,968    1,758,816
Promissory notes payable....................................    1,084,000    1,084,000    1,078,000
Other notes payable.........................................      315,756      157,878       97,792
                                                              -----------  -----------  -----------
                                                               34,962,018   31,406,846   30,289,608
Less current portion........................................   (2,809,721)  (2,835,646)  (3,766,924)
                                                              -----------  -----------  -----------
Total long-term debt........................................  $32,152,297  $28,571,200  $26,552,684
                                                              -----------  -----------  -----------
                                                              -----------  -----------  -----------

    CREDIT AGREEMENT--The Company has a credit agreement with a syndicate of banks which provides for both a term loan facility and a revolving credit facility, which are unsecured and mature on January 1, 2002. The term loan facility requires quarterly principal installments of $464,286 plus interest and the revolving credit facility, which provides for maximum borrowings of up to $20 million, requires quarterly interest payments. The interest rate under the credit agreement is determined at the Company's option at either (i) the LIBOR rate (6.38% at March 1, 1997) plus between 1% and 1.5%, based on certain financial ratios of the Company, or (ii) the prime rate.

    In addition to amounts available under the revolving credit facility of the credit agreement, the Company also has a $5 million unsecured line of credit with a bank, which expires in July 1998. No amounts are outstanding under this line of credit agreement,

    REVENUE BONDS--The Company has three series of revenue bonds outstanding which require aggregate annual sinking fund redemption installments of $695,000, and are secured by irrevocable letters of credit issued by financial institutions, along with first mortgages on real property and equipment with an aggregate net book value of approximately $9,100,000 at March 1, 1997, for certain of the revenue bonds. Advances made, if any, under these letters of credit provide for repayment of such advances either ratably over the remaining life of the bond issue or within one year of such advance. Interest on the revenue bonds is due semi-annually at rates, determined by the remarketing agents (subject to certain maximums), which will approximate market conditions for tax exempt securities of the same stature. At March 1, 1997, the interest rates on the revenue bonds ranged from 3.4% to 3.75%. These revenues bonds are included in the accompanying schedule of maturities on long-term debt based on their mandatory sinking fund redemption installments.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

4. LONG-TERM DEBT (CONTINUED)
    INSTALLMENT NOTE PAYABLE--The Company has an installment note payable with monthly payments of principal and interest of $21,938, which bears interest at a fixed rate of 7.85% through December 31, 2001 and a variable rate determined quarterly thereafter at the prime rate plus 1/2%. This installment note payable is collateralized by the Company's airplane.

    PROMISSORY NOTES PAYABLE--Between 1988 and 1993, the Company issued unsecured promissory notes in units of $1,000 pursuant to a Promissory Note Prospectus filed with the Corporation and Securities Bureau, Michigan Department of Commerce. These promissory notes require quarterly interest payments at the prime rate less 1% (7.25% at March 1, 1997) with a minimum interest rate of 8%, which was reduced to 6% in 1993, and are repayable at the option of the Company on any quarterly interest payment date. At March 2, 1996 and March 1, 1997, $543,000 of these promissory notes were held by certain of the Company's shareholders.

    DEBT COVENANTS--The loans under the credit agreement and certain of the revenue bonds contain covenants which include restrictions on additional indebtedness and the payment of cash dividends in excess of prescribed amounts and require the Company to maintain certain minimum financial ratios, including: a current ratio of 1.35 to 1.0; working capital of $18,500,000; tangible net worth of $21,500,000 at March 1, 1997, increasing $3,000,000 annually thereafter; a ratio of total liabilities to net worth of not more than 3.5 to 1.0, decreasing .5 annually; and fixed charge coverage ratios (as defined) of
2.0 to 1.0. The Company's working capital at March 1, 1997 and March 2, 1996 was less than the required amounts, however, this covenant was waived by the respective lendors through February 1998.

    DEBT MATURITIES--At March 1, 1997, future annual maturities on long-term debt are summarized as follows:

YEAR ENDING
------------------------------------------------------------
  1998......................................................  $ 2,835,646
  1999......................................................    2,687,992
  2000......................................................    2,699,049
  2001......................................................    2,711,005
  2002......................................................   11,438,220
  Thereafter................................................    9,034,934
                                                              -----------
  Total.....................................................  $31,406,846
                                                              -----------
                                                              -----------

    At March 1, 1997 and March 2, 1996, the estimated fair value of the Company's long-term debt, including current maturities, approximated its carrying value. The estimated fair value was based on anticipated rates available to the Company for debt with similar terms and maturities.

5. EMPLOYEE RETIREMENT PLANS

    The Company's retirement programs include both defined benefit and defined contribution pension plans. Substantially all of the Company's supervisory and administrative personnel are covered by a non-contributory defined benefit pension plan and the employees of a subsidiary which are covered by a non-contributory defined benefit pension plan required by a collective bargaining agreement. The benefits

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

5. EMPLOYEE RETIREMENT PLANS (CONTINUED) under these defined benefit plans are based on years of service and, as to one of the plans, the employee's compensation. The Company's funding policy is to contribute annually the minimum amount required under ERISA regulations. Plan assets consist principally of investments made with insurance companies under a group annuity contract.

    The following table sets forth the defined benefit plans' funded status and amounts recognized in the Company's balance sheets at March 1, 1997 and March 2, 1996, respectively:

                                                                                       MARCH 2,       MARCH 1,
                                                                                         1996           1997
                                                                                     -------------  -------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including vested benefit obligations of
    $11,973,482 in 1997 and $10,462,548 in 1996....................................  $  10,943,674  $  12,508,894
                                                                                     -------------  -------------
                                                                                     -------------  -------------
  Projected benefit obligation for service rendered to date........................  $  12,668,312  $  14,980,825
Plan assets, at estimated fair value...............................................     11,624,776     14,056,504
                                                                                     -------------  -------------
Projected benefit obligation in excess of the plan assets..........................      1,043,536        924,321
Unrecognized net gain from past experience different from that assumed and effect
  of changes in assumptions........................................................      1,742,605      1,361,803
Unrecognized prior service cost....................................................       (938,367)      (874,264)
Unrecognized initial net obligation at December 1, 1986 and March 1, 1987 being
  amortized over 19 and 16 years, respectively.....................................       (823,258)      (735,027)
Adjustment required to reflect minimum liability...................................      1,232,462
                                                                                     -------------  -------------
Accrued pension costs..............................................................      2,256,978        676,833
Less current portion...............................................................       (250,000)      (200,000)
                                                                                     -------------  -------------
Long-term..........................................................................  $   2,006,978  $     476,833
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    Net periodic pension costs for the fiscal years ended 1995, 1996 and 1997 included the following components:

                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
Service cost-benefits earned during the year........................  $     724,759  $     748,726  $   1,023,899
Interest cost on projected benefit obligation.......................        824,538        890,515        979,136
Actual return on plan assets........................................       (316,919)    (1,824,261)    (1,673,896)
Net amortization and deferral.......................................       (385,888)     1,073,581        807,514
                                                                      -------------  -------------  -------------
Net periodic pension costs..........................................  $     846,490  $     888,561  $   1,136,653
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

5. EMPLOYEE RETIREMENT PLANS (CONTINUED)
    Assumptions used in the actuarial valuations were:

                                                                                               1995       1996       1997
                                                                                             ---------  ---------  ---------
Discount rates.............................................................................       8.25%      7.25%      7.50%
Rates of increase in compensation levels...................................................       4.75%      3.75%      4.00%
Expected long-term rate of return on assets................................................       9.00%      9.00%      9.00%

    Substantially all of the Company's supervisory and administrative personnel may elect coverage in a salary reduction defined contribution retirement plan. The plan provides for employer contributions as determined by the Board of Directors. The Company's matching contributions to this plan were approximately $110,000, $131,000 and $132,000 in 1995, 1996 and 1997, respectively.

    Certain union hourly employees are participants in Company sponsored defined contribution plans which provide for employer contributions in various amounts ranging from $19 to $35 per pay period per participant. Contributions to these plans amounted to approximately $245,000, $350,000 and $377,000 in 1995, 1996 and 1997, respectively.

    In addition to the plans described above, the Company participates in several multi-employer and other defined contribution plans covering substantially all union employees. The expense for these plans aggregated approximately $858,000, $809,000 and $848,000 in 1995, 1996 and 1997,
respectively.

    The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of the Company's position are not available with respect to the multi-employer plans.

6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Country Fresh, Inc. Employees' Retirement Health Care Plan provides health care benefits to certain retirees of one subsidiary, who are covered under specific group contracts. Postretirement health care coverage on subsequent employment contracts has been eliminated, therefore, no additional employees will be eligible under current agreements for such benefits. As defined by the specific group contract, qualified covered associates may be eligible to receive major medical insurance with deductible and coinsurance provisions subject to certain lifetime maximums.

    Effective February 27, 1994, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). Under SFAS 106, the Company is required to accrue the estimated cost of retiree benefit payments, other than pensions, during the employee's active service period. As permitted by SFAS 106, the Company elected to recognize immediately the cumulative effect of the change in accounting in the year ended February 25, 1995. The accumulated postretirement benefit obligation amounted to $3,543,140 and $3,479,979 at March 2, 1996 and March 1, 1997, respectively of which $3,343,140 and $3,191,800, respectively were considered long-term liabilities. Postretirement health care expense for 1996 and 1997 consisted of interest cost on the accumulated postretirement benefit obligation of $280,547 and $225,018, respectively.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
    The Company continues to fund the cost of these benefits as incurred, which required payments of $80,000, $180,000 and $287,000 in 1995, 1996 and 1997,
respectively.

    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.58% for the fiscal year ended March 1, 1997, gradually declining at a rate of approximately 1% per year to 5.25% in 2005 and remaining at that level thereafter, and the assumed discount rate in determining the accumulated postretirement benefit obligation was 7.50%. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit cost and the service cost plus interest cost by between approximately 8% and 9%.

7. TAXES ON INCOME

    The Company and its subsidiaries file a consolidated federal income tax return. The provision for income taxes is comprised of the following:

                                                          1995          1996          1997
                                                      ------------  ------------  ------------
Currently payable...................................  $  3,733,000  $  2,216,000  $  3,858,000
Deferred............................................    (1,588,000)     (126,000)     (473,000)
                                                      ------------  ------------  ------------
Total...............................................  $  2,145,000  $  2,090,000  $  3,385,000
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

    The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                            1995       1996       1997
                                                                          ---------  ---------  ---------
Statutory federal income tax rate.......................................       34.0%      34.0%      34.0%
Other...................................................................        1.1       (0.1)      (0.3)
                                                                                ---        ---        ---
Effective income tax rate...............................................       35.1%      33.9%      33.7%
                                                                                ---        ---        ---
                                                                                ---        ---        ---

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

7. TAXES ON INCOME (CONTINUED)
    Deferred tax assets and liabilities resulting from temporary differences are as follows at March 2, 1996 and March 1, 1997:

                                                                         1996                      1997
                                                               ------------------------  ------------------------
                                                                              DEFERRED                  DEFERRED
                                                               DEFERRED TAX     TAX      DEFERRED TAX     TAX
                                                                  ASSETS     LIABILITIES    ASSETS     LIABILITIES
                                                               ------------  ----------  ------------  ----------
Accounts receivable..........................................  $    415,000              $    235,000
Inventory....................................................       180,000                   177,000
Prepaid expenses.............................................                $  148,000                $  130,000
Goodwill.....................................................                                 195,000
Depreciation.................................................       947,000                 1,399,000     105,000
Employee benefits............................................     2,354,000                 2,281,000
Other........................................................        68,000     151,000       119,000      33,000
                                                               ------------  ----------  ------------  ----------
Total........................................................  $  3,964,000  $  299,000  $  4,406,000  $  268,000
                                                               ------------  ----------  ------------  ----------
                                                               ------------  ----------  ------------  ----------

8. COMMITMENTS AND CONTINGENCIES

    The Company leases a building, transportation equipment, certain packaging equipment and computer equipment under operating lease agreements with terms ranging from 1 to 5 years. The transportation and packaging equipment leases provide for additional rentals based upon mileage and production, respectively, and the computer equipment lease agreements include an option to purchase the related equipment upon the expiration of the lease.

    As of March 1, 1997, future minimum rental commitments under non-cancelable operating leases are as follows:

YEAR ENDING
--------------------------------------------------------------------------------
  1998..........................................................................  $  1,092,181
  1999..........................................................................       740,791
  2000..........................................................................       569,248
  2001..........................................................................       525,146
  2002..........................................................................        89,235
                                                                                  ------------
  Total.........................................................................  $  3,016,601
                                                                                  ------------
                                                                                  ------------

    Total rental expense for all non-cancelable operating leases was comprised of the following:

                                                          1995          1996          1997
                                                      ------------  ------------  ------------
Minimum rentals.....................................  $  2,168,228  $  2,350,214  $  2,039,594
Contingent rentals..................................       855,658       654,063       692,726
                                                      ------------  ------------  ------------
Total...............................................  $  3,023,886  $  3,004,277  $  2,732,320
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

9. SHAREHOLDERS' EQUITY

    Prior to February 21, 1995, the Company's common stock included shares of both Class A and Class B common stock. On February 21, 1995, the Company's shareholders approved a Plan of Recapitalization which, effective February 26, 1995, changed the Company's capital structure by redeeming all Class A common shares at $100 per share, converting each Class B common share into forty shares of no par value voting common stock, and creating 800,000 shares of preferred stock of which 31,250 shares were designated as Series A, 8% cumulative with a par value of $320. In connection with this Plan of Recapitalization, the Company also approved a Redemption and Exchange Offer (the "Offer"), whereby the Company offered to redeem up to 4,293,400 shares of common stock at $8 per share and to convert up to 1,250,000 shares of common stock into Series A preferred stock at the rate of forty shares of common stock for each share of Series A preferred stock, par value $320 per share. As a result of the Offer, 3,682,520 shares of common stock were redeemed for cash and 475,000 shares of common stock were converted into 11,875 shares of Series A preferred stock. Payment for shares redeemed under the Offer was financed by borrowings of $27 million under a $35 million credit facility. All per share and stock option data have been restated to reflect the recapitalization transaction.

    The Company's outstanding shares of common and preferred stock are held primarily by its customers. Net sales to customers who were also shareholders were approximately 43%, 41% and 35% of consolidated net sales in 1995, 1996 and 1997, respectively.

    Effective December 1, 1989, the Board of Directors established a stock option plan which provided for the grant of up to 1,000,000 stock options to acquire the Company's common stock to officers and key employees, at an exercise price equal to market value on the date of grant. During 1994, the Board of Directors granted stock options to acquire 420,000 shares at $5.50 per share to one key employee. There have been no subsequent stock option grants since that date. As of March 2, 1996 and March 1, 1997, these options, covering 420,000 shares, remained outstanding. The options vest ratably over seven years from the grant date and must be exercised within twelve years of the date of grant. As of March 1, 1997, options were exercisable for 120,000 shares.

    Since the Company's stock options are granted at prices equal to market value, the Company does not recognize compensation expense for such options. Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which became effective for the Company for the year ended March 1, 1997, establishes a fair value method and disclosure standards for stock-based employee compensation agreements. The Company intends to continue its current accounting for stock-based compensation as allowed by SFAS No. 123 and will disclose the pro forma effects of applying this new standard for all future stock option grants. However, since the Company has not made any grants since 1994, no pro forma disclosures are required.

10. ACQUISITIONS

    On April 20, 1997, the Company acquired certain inventory and equipment assets of Wesley Ice Cream Company for $3.5 million, which approximated the fair value of the assets acquired, and entered into a five-year lease for the plant's real estate. The consolidated statements of earnings include the operations of this acquired business from the acquisition date.

    In 1994, the Company paid $3.9 million to acquire certain assets of Southeastern Juice Packers, Inc. and Toledo Milk Processing, Inc., which have been accounted for as purchase business combinations.

                      COUNTRY FRESH, INC. AND SUBSIDIARIES

         YEARS ENDED MARCH 1, 1997, MARCH 2, 1996 AND FEBRUARY 25, 1995

10. ACQUISITIONS (CONTINUED)
Accordingly, the above purchase price has been allocated to the assets acquired at their fair values, which resulted in the allocation of $3.5 million of the purchase price to tangible assets, with the remaining excess of the purchase price over the fair value of tangible assets acquired recorded as goodwill. The consolidated statements of earnings include the operations of Southeastern Juice Packers, Inc. and Toledo Milk Processing, Inc. from their respective dates of acquisition.

                                   * * * * *

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                            SUIZA FOODS CORPORATION
                              CF ACQUISITION CORP.
                                      AND
                              COUNTRY FRESH, INC.

                               TABLE OF CONTENTS

                                                                                                          PAGE NO.
                                                                                                          ---------
ARTICLE I THE MERGER....................................................................................     A-1

    SECTION 1.01. The Merger............................................................................     A-1

    SECTION 1.02. Closing; Closing Date; Effective Time.................................................     A-1

    SECTION 1.03. Effect of the Merger..................................................................     A-2

    SECTION 1.04. Articles of Incorporation; Bylaws.....................................................     A-2

    SECTION 1.05. Directors and Officers................................................................     A-2

ARTICLE II CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES...........................................     A-2

    SECTION 2.01. Merger Consideration; Conversion and Cancellation of Securities.......................     A-2

    SECTION 2.02. Exchange and Surrender of Company Common Stock Certificates...........................     A-3

    SECTION 2.03. Exchange and Surrender of Company Preferred Stock Certificates........................     A-4

    SECTION 2.04. Dissenting Shares.....................................................................     A-6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............................................     A-6

    SECTION 3.01. Organization and Qualification; Subsidiaries..........................................     A-6

    SECTION 3.02. Charter and Bylaws....................................................................     A-6

    SECTION 3.03. Capitalization........................................................................     A-6

    SECTION 3.04. Authority.............................................................................     A-7

    SECTION 3.05. No Conflict; Required Filings and Consents............................................     A-7

    SECTION 3.06. Permits; Compliance...................................................................     A-8

    SECTION 3.07. Financial Statements..................................................................     A-8

    SECTION 3.08. Absence of Certain Changes or Events..................................................     A-9

    SECTION 3.09. No Undisclosed Liabilities............................................................     A-9

    SECTION 3.10. Absence of Litigation.................................................................     A-9

    SECTION 3.11. Employee Benefit Plans; Labor Matters.................................................    A-10

    SECTION 3.12. Taxes.................................................................................    A-12

    SECTION 3.13. Tax Matters; Pooling..................................................................    A-14

    SECTION 3.14. Affiliates............................................................................    A-14

    SECTION 3.15. Certain Business Practices............................................................    A-14

    SECTION 3.16. Environmental Matters.................................................................    A-14

    SECTION 3.17. Vote Required.........................................................................    A-15

    SECTION 3.18. Brokers...............................................................................    A-16

    SECTION 3.19. Insurance.............................................................................    A-16

    SECTION 3.20. Properties............................................................................    A-16

                                                                                                          PAGE NO.
                                                                                                          ---------
    SECTION 3.21. Certain Material Contracts............................................................    A-17

    SECTION 3.22. Principal Customers and Suppliers; Competing Interests................................    A-18

    SECTION 3.23. Intellectual Property Rights..........................................................    A-18

    SECTION 3.24. Opinion of Financial Advisor..........................................................    A-18

    SECTION 3.25. Information Supplied..................................................................    A-18

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT COMPANIES...........................................    A-19

    SECTION 4.01. Organization and Qualification; Subsidiaries..........................................    A-19

    SECTION 4.02. Charter and Bylaws....................................................................    A-19

    SECTION 4.03. Capitalization........................................................................    A-19

    SECTION 4.04. Authority.............................................................................    A-20

    SECTION 4.05. No Conflict; Required Filings and Consents............................................    A-20

    SECTION 4.06. Permits; Compliance...................................................................    A-20

    SECTION 4.07. Reports; Financial Statements.........................................................    A-21

    SECTION 4.08. Absence of Certain Changes or Events..................................................    A-21

    SECTION 4.09. Absence of Litigation.................................................................    A-21

    SECTION 4.10. Tax Matters; Pooling..................................................................    A-21

    SECTION 4.11. Vote Required.........................................................................    A-22

    SECTION 4.12. Compliance with Laws..................................................................    A-22

    SECTION 4.13. Merger Sub............................................................................    A-22

    SECTION 4.14. Environmental Matters.................................................................    A-22

    SECTION 4.15. Information Supplied..................................................................    A-23

ARTICLE V COVENANTS.....................................................................................    A-23

    SECTION 5.01. Affirmative Covenants of the Company..................................................    A-23

    SECTION 5.02. Negative Covenants of the Company.....................................................    A-23

    SECTION 5.03. Affirmative and Negative Covenants of Parent..........................................    A-25

    SECTION 5.04. Non-Solicitation......................................................................    A-25

    SECTION 5.05. Access and Information................................................................    A-26

    SECTION 5.06. Appropriate Action; Consents; Filings.................................................    A-27

    SECTION 5.07. Pooling; Tax Treatment................................................................    A-28

    SECTION 5.08. Public Announcements..................................................................    A-28

    SECTION 5.09. NYSE Listing..........................................................................    A-28

    SECTION 5.10. Merger Sub............................................................................    A-28

    SECTION 5.11. Employee Benefit Plans................................................................    A-28

                                                                                                          PAGE NO.
                                                                                                          ---------
    SECTION 5.12. Stock Option Plans....................................................................    A-28

    SECTION 5.13. Buy-Sell Agreements...................................................................    A-29

    SECTION 5.14. Notes.................................................................................    A-29

ARTICLE VI ADDITIONAL AGREEMENTS........................................................................    A-29

    SECTION 6.01. Shareholder Approval and Meeting of Shareholders......................................    A-29

    SECTION 6.02. Registration Statement; Proxy Statement...............................................    A-30

    SECTION 6.03. Indemnification.......................................................................    A-31

ARTICLE VII CLOSING CONDITIONS..........................................................................    A-31

    SECTION 7.01. Conditions to Obligations of Each Party Under This Agreement..........................    A-31

    SECTION 7.02. Additional Conditions to Obligations of the Parent Companies..........................    A-31

    SECTION 7.03. Additional Conditions to Obligations of the Company...................................    A-33

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER..........................................................    A-34

    SECTION 8.01. Termination...........................................................................    A-34

    SECTION 8.02. Termination Intent Notice; Top Up Rights..............................................    A-35

    SECTION 8.03. Effect of Termination.................................................................    A-35

    SECTION 8.04. Amendment.............................................................................    A-35

    SECTION 8.05. Waiver................................................................................    A-35

    SECTION 8.06. Fees, Expenses and Other Payments.....................................................    A-36

ARTICLE IX GENERAL PROVISIONS...........................................................................    A-36

    SECTION 9.01. Effectiveness of Representations, Warranties and Agreements...........................    A-36

    SECTION 9.02. Notices...............................................................................    A-36

    SECTION 9.03. Certain Definitions...................................................................    A-37

    SECTION 9.04. Headings..............................................................................    A-38

    SECTION 9.05. Severability..........................................................................    A-38

    SECTION 9.06. Entire Agreement......................................................................    A-39

    SECTION 9.07. Assignment............................................................................    A-39

    SECTION 9.08. Parties in Interest...................................................................    A-39

    SECTION 9.09. Specific Performance..................................................................    A-39

    SECTION 9.10. Failure or Indulgence Not Waiver; Remedies Cumulative.................................    A-39

    SECTION 9.11. Governing Law.........................................................................    A-39

    SECTION 9.12. Counterparts..........................................................................    A-39

EXHIBITS

Exhibit A      Form of Company Affiliates Agreement
Exhibit B      Legal Opinion of the Company's Counsel
Exhibit C      Legal Opinion of Parent's Counsel

SCHEDULES:

Company Disclosure Statement
Parent Disclosure Statement

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER, dated as of September 18, 1997 (this "Agreement"), is by and among Suiza Foods Corporation, a Delaware corporation ("Parent"), CF Acquisition Corp., a Michigan corporation and wholly owned subsidiary of Parent ("Merger Sub"), and Country Fresh, Inc., a Michigan corporation (the "Company"). Parent and Merger Sub are collectively referred to herein as the "Parent Companies."

    WHEREAS, Merger Sub, upon the terms and subject to the conditions of this Agreement and in accordance with the Michigan Business Corporation Act ("Michigan Law"), will merge with and into the Company (the "Merger"), and pursuant thereto, the issued and outstanding shares of common stock, no par value, of the Company (the "Company Common Stock") will be converted into the right to receive shares of common stock, $0.01 par value, of Parent (the "Parent Common Stock") and the issued and outstanding shares of Series A 8% Preferred Stock of the Company (the "Company Preferred Stock") will be converted into the right to receive shares of preferred stock of Parent (the "Parent Preferred Stock"), as set forth herein;

    WHEREAS, the Board of Directors of the Company has determined that the Merger is fair to, and in the best interests of, the Company and its shareholders and has approved and adopted this Agreement and the transactions contemplated hereby;

    WHEREAS, the Board of Directors of Parent has determined that the Merger is fair to, and in the best interests of, Parent and its shareholders and has approved and adopted this Agreement and the transactions contemplated hereby;

    WHEREAS, the Board of Directors of Merger Sub has approved and adopted this Agreement and Parent, as the sole shareholder of Merger Sub, will adopt this Agreement promptly after the execution hereof by the parties hereto;

    WHEREAS, for federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"); and

    WHEREAS, the Merger is intended to be treated as a "pooling of interests" for financial accounting purposes;

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.01. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Michigan Law, at the Effective Time (as defined in Section 1.02), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). Certain terms used in this Agreement are defined in SECTION 9.03.

    SECTION 1.02. CLOSING; CLOSING DATE; EFFECTIVE TIME. Unless this Agreement shall have been terminated pursuant to SECTION 8.01 or SECTION 8.02, and subject to the satisfaction or waiver of the conditions set forth in ARTICLE VII, the consummation of the Merger and the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Warner Norcross & Judd LLP, 900 Old Kent Building, III Lyon Street, NW, Grand Rapids, Michigan as soon as practicable (but in any event within two business days) after the satisfaction or waiver of the conditions set forth in ARTICLE VII, or at such other date, time and place as Parent and the Company may agree; provided, that the conditions set forth in ARTICLE VII shall have been satisfied or waived at or prior to such time. The date on which the Closing takes place is referred to herein as the "Closing Date." As promptly as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Department of Consumer and Industry Services of the State of Michigan, in such form as required by, and executed in accordance with the relevant provisions of, Michigan Law (the date and time of such filing, or such later date or time agreed upon by Parent and the Company and set forth therein, being the "Effective Time").

    SECTION 1.03. EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Michigan Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges and powers of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.04. ARTICLES OF INCORPORATION; BYLAWS. At the Effective Time, the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation and thereafter shall continue to be its articles of incorporation until amended as provided therein and pursuant to Michigan Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and thereafter shall continue to be its bylaws until amended as provided therein and pursuant to Michigan Law.

    SECTION 1.05. DIRECTORS AND OFFICERS. The directors of Merger Sub shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation at the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

                                   ARTICLE II
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    SECTION 2.01. MERGER CONSIDERATION; CONVERSION AND CANCELLATION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent Companies, the Company or their respective shareholders:

    (a) Subject to the other provisions of this ARTICLE II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into .5454 shares of Parent Common Stock, subject to the provisions of SECTION 8.02 (the "Merger Consideration")

    (b) Notwithstanding the foregoing subsection (a), if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares, by reason of any stock dividend, split, combination or similar event, the Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, split, combination or similar event.

    (c) All shares of the Company Common Stock shall cease to be outstanding and shall automatically be canceled and retired, and each certificate previously evidencing the Company Common Stock outstanding immediately prior to the Effective Time (the "Converted Shares") shall thereafter represent the right to receive, subject to SECTION 2.02(D), that number of shares of Parent Common Stock determined pursuant to SECTION 2.01(A) and, if applicable, cash pursuant to SECTION 2.02(D). The owners of certificates previously evidencing Converted Shares shall cease to have any rights with respect to such Converted Shares except as otherwise provided herein or by law. Such certificates previously evidencing Converted Shares shall be exchanged for certificates evidencing whole shares of Parent Common Stock upon the surrender of such certificates in accordance with the provisions of SECTION 2.02, without interest. No fractional shares of Parent Common Stock shall be issued in connection with the Merger and, in lieu thereof, a cash payment shall be made pursuant to SECTION 2.02(D).

    (d) Each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined in SECTION 2.04) shall be converted into one share of Parent Preferred Stock having the same provisions as the Company Preferred Stock.

    (e) Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Corporation.

    SECTION 2.02.  EXCHANGE AND SURRENDER OF COMPANY COMMON STOCK CERTIFICATES.

    (a) As soon as practicable after the Effective Time, each record holder of certificates previously evidencing Converted Shares shall be entitled to receive, and Parent shall cause the Exchange Agent (as defined in SECTION2.02(F) below) to issue to each such record holder, upon surrender of such certificates to the Exchange Agent, a certificate or certificates representing the number of whole shares of Parent Common Stock into which the Converted Shares so surrendered shall have been converted as aforesaid, in such denominations and registered in such names as such holder may request. If such holder would otherwise be entitled to fractional shares of Parent Common Stock, such holder shall upon surrender of the certificates representing such shares held as aforesaid, be paid an amount in cash in accordance with the provisions of
SECTION 2.02(D). Until so surrendered and exchanged, each certificate previously evidencing Converted Shares shall represent solely the right to receive Parent Common Stock and cash in lieu of fractional shares. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Parent Common Stock as of any time on or after the Effective Time shall be paid to the holders of record of Converted Shares; PROVIDED, HOWEVER, that Parent shall deposit with the Exchange Agent any such dividends or other distributions payable with respect to the Parent Common Stock represented by any unsurrendered certificates evidencing Converted Shares, and upon any such surrender and exchange of such certificates, Parent shall cause the Exchange Agent to pay to the holders of record of Converted Shares (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and
(ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock. Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Converted Shares for any cash, Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

    (b) All shares of Parent Common Stock issued upon the surrender for exchange of certificates previously representing Converted Shares in accordance with the terms hereof (including any cash paid pursuant to SECTION 2.02(D)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Converted Shares. At and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Common Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates which previously evidenced Converted Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

    (c) If any certificate for shares of Parent Common Stock is to be issued in a name other than that of the record holder, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed, with signatures guaranteed, and otherwise in proper form for transfer and that the record holder shall have paid to Parent or the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the record holder, or established to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not payable.

    (d) No certificates or scrip evidencing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of certificates, and such fractional share interests will not entitle the owner thereof to any rights of a shareholder of Parent. In lieu of any such fractional shares, Parent shall cause the Exchange Agent to pay to the owner thereof, upon surrender of such certificate for exchange pursuant to this ARTICLE II, an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) $40.00 by
(ii) the fractional interest to which the owner thereof would otherwise be entitled (after taking into account all Converted Shares held of record by such owner and all full shares of Parent Common Stock issued in respect thereof).

    (e) Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Converted Shares such amounts as Parent (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Converted Shares in respect of which such deduction and withholding was made by Parent.

    (f) At or prior to the Effective Time, Parent shall appoint an independent exchange agent reasonably acceptable to the Company (the "Exchange Agent") as its agent for purposes of, among other things, mailing and receiving letters of transmittal and disbursing certificates of shares of Parent Common Stock, and cash in lieu of fractional shares, to the former holders of Converted Shares. Before the Effective Time Parent and the Exchange Agent shall enter into an exchange agent agreement providing for, among other things, the matters set forth in this ARTICLE II.

    (g) Promptly (but in no event later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail and/or make available to each former holder of Converted Shares a notice and letter of transmittal advising such holder of the effectiveness of the Merger and the procedures to be used for exchanging the certificates evidencing Converted Shares as described in this ARTICLE II.

    (h) If any certificate representing Converted Shares has been lost, stolen or destroyed, the Exchange Agent shall issue and/or pay in exchange therefor, upon receipt of an affidavit of the record holder thereof stating that such certificate has been lost, stolen or destroyed and upon the posting of an appropriate bond or other security, if requested by the Exchange Agent, the certificates of shares of Parent Common Stock, Parent Preferred Stock and cash, if any, to which the holder is entitled under this ARTICLE II.

    SECTION 2.03.  EXCHANGE AND SURRENDER OF COMPANY PREFERRED STOCK
CERTIFICATES.

    (a) As soon as practicable after the Effective Time, each record holder of certificates previously evidencing Company Preferred Stock shall be entitled to receive, and Parent shall cause the Exchange Agent to issue to each such record holder, upon surrender of such certificates to the Exchange Agent, a certificate or certificates representing the number of shares of Parent Preferred Stock into which the Company Preferred Stock so surrendered shall have been converted as aforesaid, in such denominations and registered in such names as such holder may request. Until so surrendered and exchanged, each certificate previously evidencing Company Preferred Stock shall represent solely the right to receive Parent Preferred Stock. Unless and until any such certificates shall be so surrendered and exchanged, no dividends or other distributions payable to the holders of record of Parent Preferred Stock as of any time on or after the Effective Time shall be paid to the holders of record of Company Preferred Stock; PROVIDED, HOWEVER, that Parent shall deposit with the Exchange Agent any such dividends or other distributions payable with respect to the Parent Preferred Stock represented by any unsurrendered certificates evidencing Company Preferred Stock, and upon any such surrender and exchange of such certificates, Parent shall cause the Exchange Agent to pay to the holders of record of Company Preferred Stock (i) the amount, without interest thereon, of dividends and other distributions, if any, with a record date on or after the Effective Time theretofore paid with respect to such shares of Parent Preferred Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Parent Preferred Stock. Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Company Preferred Stock for any cash, Parent Preferred Stock or dividends or distributions thereon delivered to a public official pursuant to applicable abandoned property, escheat or similar law.

    (b) All shares of Parent Preferred Stock issued upon the surrender for exchange of certificates previously representing Company Preferred Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Preferred Stock. At and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of Company Preferred Stock that was outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates which previously evidenced Company Preferred Stock are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

    (c) If any certificate for shares of Parent Preferred Stock is to be issued in a name other than that of the record holder, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed, with signatures guaranteed, and otherwise in proper form for transfer and that the record holder shall have paid to Parent or the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Preferred Stock in any name other than that of the record holder, or established to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not payable.

    (d) Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Preferred Stock such amounts as Parent (or any affiliate thereof) is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of the Company Preferred Stock in respect of which such deduction and withholding was made by Parent.

    (e) Promptly (but in no event later than five business days) after the Effective Time, Parent shall cause the Exchange Agent to mail and/or make available to each former holder of Company Preferred Stock a notice and letter of transmittal advising such holder of the effectiveness of the Merger and the procedures to be used for exchanging the certificates evidencing Company Preferred Stock as described in this ARTICLE II.

    (f) If any certificate representing Company Preferred Stock has been lost, stolen or destroyed, the Exchange Agent shall issue and/or pay in exchange therefor, upon receipt of an affidavit of the record holder thereof stating that such certificate has been lost, stolen or destroyed and upon the posting of an appropriate bond or other security, if requested by the Exchange Agent, the certificates of shares of Parent Preferred Stock to which the holder is entitled under this ARTICLE II.

    SECTION 2.04. DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, shares of the Company Preferred Stock which immediately prior to the Effective Time are held by shareholders who have properly exercised and perfected dissenter rights under Michigan Law (the "Dissenting Shares") shall not be converted into the right to receive shares of Parent Preferred Stock as provided in SECTION 2.01(D) hereof, but the holders of Dissenting Shares shall be entitled to receive such statutory dissenting shareholder's consideration from the Surviving Corporation as shall be determined pursuant to Michigan Law; PROVIDED, HOWEVER, that, if any such holder shall have failed to perfect or shall withdraw or lose his right to dissent and obtain payment under Michigan Law, such holder's shares of Company Preferred Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive shares of Parent Preferred Stock, without any interest thereon, as provided in SECTION 2.01(D) and such shares shall no longer be Dissenting Shares.

                                  ARTICLE III
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to the Parent Companies that:

    SECTION 3.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Except as set forth in SCHEDULE 3.01(I) of the disclosure statement delivered to Parent by the Company (the "Company Disclosure Statement"), each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect. The term "Company Material Adverse Effect" (or "CMAE") as used in this Agreement shall mean any change or effect that, individually or when taken together with all other such changes or effects, is materially adverse to the business, operations, assets, financial condition or results of operations of the Company and of its subsidiaries, taken as a whole. SCHEDULE 3.01(II) of the Company Disclosure Statement sets forth a true and complete list of all of the Company's directly or indirectly owned subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of each subsidiary's outstanding capital stock owned by the Company or another subsidiary of the Company.

    SECTION 3.02. CHARTER AND BYLAWS. The Company has heretofore furnished to Parent complete and correct copies of the charter and the bylaws, in each case as amended or restated, of the Company and each of its subsidiaries. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its charter or bylaws.

    SECTION 3.03.  CAPITALIZATION.

    (a) The authorized capital stock of the Company consists of (i) 800,000 shares of Preferred Stock, of which 31,250 shares are designated as Company Preferred Stock, and (ii) 15,000,000 shares of Company Common Stock. As of the date hereof 11,691 shares of Company Preferred Stock and 3,503,987 shares of Company Common Stock were issued and outstanding. All of the outstanding capital stock of the Company has been offered and sold in compliance with all applicable securities laws. Except as set forth in SCHEDULE 3.03(A) to the Company Disclosure Statement, no shares of capital stock of the Company are reserved for any purpose. Each of the outstanding shares of capital stock of each of the Company and its subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and has not been issued in violation of (nor are any of the authorized shares of capital stock of the Company or any of its subsidiaries subject to) any preemptive or similar rights created by statute, the charter or bylaws of the Company or any of its subsidiaries, or any agreement to which the Company or any of its subsidiaries is a party or bound, and the Company owns all of the capital stock of its subsidiaries free and clear of all security interests, liens, claims, pledges, agreements, charges or other encumbrances of any nature whatsoever.

    (b) Except as set forth in SCHEDULE 3.03(B)(I) of the Company Disclosure Statement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its subsidiaries is a party relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, issue or sell any shares of the capital stock of the Company or any of its subsidiaries by sale, lease, license or otherwise. Except as set forth in SCHEDULE 3.03(B)(II) to the Company Disclosure Statement, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its subsidiaries or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any other person, other than advances to subsidiaries in the normal course of business. Except as described in SCHEDULE 3.03(B)(III) to the Company Disclosure Statement, neither the Company nor any of its subsidiaries
(x) directly or indirectly owns, (y) has agreed to purchase or otherwise acquire or (z) holds any interest convertible into or exchangeable or exercisable for, any capital stock (or equivalent equity interest) of any corporation, partnership, joint venture or other business association or entity (other than a subsidiary). Except as set forth in SCHEDULE 3.03(B)(IV) of the Company Disclosure Statement, there are no agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any person is or may be entitled to receive any payment based on the revenues or earnings, or calculated in accordance therewith, of the Company or any of its subsidiaries. There are no voting trusts, proxies or other agreements or understandings to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its subsidiaries.

    (c) SCHEDULE 3.03(C) to the Company Disclosure Statement sets forth a complete and correct list as of the date hereof of all record holders of (i) Common Stock, (ii) options to purchase Common Stock and (iii) Company Preferred Stock.

    (d) Since March 1, 1997, the Company has not declared or paid any dividend on, or made any other distribution in respect of, outstanding shares of capital stock of the Company, except for regularly scheduled semi-annual dividends on the Company Preferred Stock.

    SECTION 3.04. AUTHORITY. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action (including the unanimous approval of its Board of Directors) and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (subject to, with respect to the consummation of the Merger, the approval of this Agreement by the Requisite Shareholder Vote as described in
SECTION 3.17). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the Parent Companies, constitutes the legal, valid and binding obligation of the Company.

    SECTION 3.05.  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by the Company does not, and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or violate the charter or bylaws, in each case as amended or restated, of the Company or any of its subsidiaries, (ii) conflict with or violate any federal, state, foreign or local law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, "Laws") applicable to the Company or any of its subsidiaries or by which any of their properties is bound or subject or (iii) except as set forth on SCHEDULE 3.05(A) to the Company Disclosure

Statement, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by or to which the Company or any of its subsidiaries or any of their properties is bound or subject, except in the case of clauses (ii) and (iii) above, any conflict, violation, breach, default, lien or encumbrance that would not reasonably be expected to have a CMAE. The Board of Directors of the Company has taken all actions necessary under Michigan Law, including approving the transactions contemplated by this Agreement and taking appropriate actions under any shareholder protection laws, to ensure that any restrictions imposed by Michigan Law or the Laws of any other jurisdiction applicable to the Company or its subsidiaries on business combinations or the owning or voting of the capital stock of the Company or any of its subsidiaries do not, and will not, apply with respect to or as a result of the transactions contemplated by this Agreement.

    (b) Except as set forth in SCHEDULE 3.05(B) to the Company Disclosure Statement, the execution and delivery of this Agreement by the Company does not, and consummation of the transactions contemplated hereby will not, require the Company to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (collectively, "Governmental Entities"), except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the filing and recordation of appropriate merger documents as required by Michigan Law, any filings that may be required as a result of the legal or regulatory status of Parent or Merger Sub, and any consent, license, permit, approval, authorization, order, filing or notification that if not obtained or made would not reasonably be expected to have a CMAE.

    SECTION 3.06. PERMITS; COMPLIANCE. Each of the Company and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, other than those that if not possessed would not reasonably be expected to have a CMAE (collectively, the "Company Permits"), and there is no action, proceeding or, to the Company's knowledge, investigation pending or, to the Company's knowledge, threatened regarding suspension or cancellation of any of the Company Permits that would reasonably be expected to have a CMAE. Neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of (a) any Law applicable to the Company or any of its subsidiaries or by or to which any of their properties is bound or subject or (b) any of the Company Permits. other than, in each such case, any conflict, default or violation that would not reasonably be expected to have a CMAE. The Company has performed regular tests in accordance with industry practice to determine whether its products comply in all material respects with applicable Laws and regulations. Except as set forth on SCHEDULE 3.06 to the Company Disclosure Statement, the Company has not recalled any of its products during the last five years. Except as set forth on
SCHEDULE 3.06 to the Company Disclosure Statement, since February 28, 1994, neither the Company nor any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible violations of Laws that would reasonably be expected to have a CMAE.

    SECTION 3.07. FINANCIAL STATEMENTS. The consolidated balance sheets of the Company and its subsidiaries as of March 2, 1996 and March 1, 1997 and the consolidated statements of earnings, shareholders' equity and cash flows of the Company and its subsidiaries for the three years ended March 1, 1997, and all related schedules and notes to the foregoing have been certified by Deloitte & Touche, LLP, independent auditors. Each of the foregoing consolidated financial statements (including, in each case, any related schedules and notes thereto) as well as the unaudited consolidated balance sheets of the Company and its subsidiaries as of July 19, 1997 (the "Latest Balance Sheet") and the unaudited consolidated statements of earnings, shareholders equity and cash flows of the Company and its subsidiaries for the four months ended July 19, 1997 (including, in each case, any related schedules and notes thereto) and any financial statements of the Company and/or its subsidiaries hereafter delivered to Parent (a) have been or will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except to the extent required by changes in generally accepted accounting principles and as may be indicated in the notes of the financial statements previously delivered to Parent and except, in the case of interim financial statements, for the lack of footnotes and normal year-end and audit adjustments and with respect to overreserved raw milk accruals) and (b) do or will fairly present in all material respects the financial position of the Company and its subsidiaries as of the respective dates thereof and the results of operations and cash flows for the periods indicated.

    SECTION 3.08.  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
SCHEDULE 3.08(I) of the Company Disclosure Statement, since March 1, 1997 each of the Company and its subsidiaries has conducted its businesses only in the ordinary course and in a manner consistent with past practice and there has not been: (a) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or any of its subsidiaries with a fair market value in excess of $100,000; (b) any change by the Company or any of its subsidiaries in their accounting methods, principles or practices; (c) any declaration, setting aside or payment of any dividends or distributions in respect of shares of the capital stock of the Company or any of its subsidiaries, or any redemption, purchase or other acquisition by the Company or any of its subsidiaries of any of their securities, other than (i) regularly scheduled semi-annual dividends on the Company Preferred Stock and (ii) dividends by a subsidiary of the Company to the Company or another subsidiary of the Company; (d) any material increase in the benefits under, or the establishment or amendment of, any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing or other employee benefit plan, or any material increase in the compensation payable or to become payable to directors, officers or employees of the Company or any of its subsidiaries, except for annual merit or seniority increases in salaries or wages in the ordinary course of business and consistent with past practice; (e) any revaluation by the Company or any of its subsidiaries of any of their assets, including the writing down or off of notes or accounts receivable and the writing down of the value of inventory, other than in the ordinary course of business and consistent with past practices; (f) any entry by the Company or any of its subsidiaries into any commitment or transaction material to the Company and its subsidiaries taken as a whole, including, without limitation, incurring or agreeing to incur capital expenditures in excess of $100,000, other than as expressly provided in or contemplated by the Company's 1998 capital budget, which is set forth on SCHEDULE 3.08(II) to the Company Disclosure Statement (the "Capital Budget"); (g) any increase in indebtedness for borrowed money other than ordinary course of business increases in the Company's existing working capital lines of credit with Harris Trust and Savings Bank and Old Kent Bank consistent with past practice; (h) a loss of any of the Largest Customers or Largest Suppliers, other than any loss that would not reasonably be expected to have a CMAE; or (i) any Company Material Adverse Effect.

    SECTION 3.09. NO UNDISCLOSED LIABILITIES. Except as and to the extent set forth in SCHEDULE 3.09 of the Company Disclosure Statement or reflected or reserved against in the Latest Balance Sheet, neither the Company nor any of its subsidiaries has any liabilities or obligations, absolute, accrued, contingent or otherwise ("Liabilities") except Liabilities that would not reasonably be expected to have a CMAE.

    SECTION 3.10. ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 3.10 of the Company Disclosure Statement, there is no claim, action, suit, litigation, proceeding, arbitration or, to the Company's knowledge, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the Company's knowledge, threatened against the Company or any of its subsidiaries or any properties or rights of the Company or any of its subsidiaries that, if adversely determined, would reasonably be expected to have a CMAE and neither the Company nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Government Entity or arbitrator, including, without limitation, cease-and-desist or other orders that would reasonably be expected to have a CMAE.

    SECTION 3.11.  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

    (a) Set forth in SCHEDULE 3.11(A) to the Company Disclosure Statement is a complete and correct list of all material "employee benefit plans" (as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all material plans or policies providing for "fringe benefits" (including but not limited to vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs), and each other material bonus, incentive compensation, deferred compensation, profit sharing, stock, severance, retirement, health, life, disability, group insurance, employment, stock option, stock purchase, stock appreciation right, supplemental unemployment, layoff, consulting, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified, currently effective or terminated), and any trust, escrow or other agreement related thereto, which (i) is or has been established, maintained or contributed to by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has any liability, or (ii) provides benefits, or describes policies or procedures applicable, to any officer, employee, director, former officer, former employee or former director of the Company or any ERISA Affiliate, or any dependent thereof, regardless of whether funded (each, an "Employee Plan," and collectively, the "Employee Plans"). The term "ERISA Affiliate" shall mean any corporation, trade or business the employees of which, together with the employees of the Company, are required to be treated as employed by a single employer under the provisions of ERISA or Code SECTION 414.

    (b) Except as set forth on SCHEDULE 3.11(B) to the Company Disclosure Statement and to the extent of coverage required under Code Section 4980B, to the Company's knowledge, no written or oral representations have been made to any employee or officer or former employee or officer of the Company or any of its subsidiaries promising or guaranteeing any coverage under any employee welfare plan for any period of time beyond the end of the current plan year. Except as set forth on SCHEDULE 3.11(B) to the Company Disclosure Statement, the consummation of the transactions contemplated by this Agreement will not accelerate the time of payment or vesting, or increase the amount of compensation (including amounts due under Employee Plans) due to any employee, officer, former employee or former officer of the Company or any of its subsidiaries.

    (c) To the Company's knowledge, neither the Company nor any of its subsidiaries, nor any present or former director, or officer, employee or agent of the Company or any of its subsidiaries has made any material binding commitments of the Company or any of its subsidiaries, written or oral, to any present or former director, officer, agent or employee concerning his term, condition, benefits or employment other than as set forth in SCHEDULE 3.11(C)to the Company Disclosure Statement.

    (d) With respect to each Employee Plan, the Company has made available to Parent true, correct and complete copies of (i) the plan documents and summary plan description; (ii) the most recent determination letter received from the Internal Revenue Service; (iii) the annual reports required to be filed for the two most recent plan years of each such Employee Plan; (iv) all related trust agreements, insurance contracts or other funding agreements which implement such Employee Plan; and (v) all other documents, records or other materials related thereto reasonably requested by Parent.

    (e) Set forth on SCHEDULE 3.11(E) to the Company Disclosure Statement is a complete and correct list of all material "employee pension benefit plans" (as defined in Section 3(2) of ERISA) maintained by the Company or any ERISA Affiliate. Each such plan that is required to meet the employee pension benefit plan qualification requirements of the Code meets such requirements in form and operation in all material respects, and each such plan, and each trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service as to the qualification under the Code of such plan and the tax-exempt status of such related trust, and, to the knowledge of the Company, nothing has occurred since the date of such determination letter that may materially adversely affect the qualification of such plan or the tax-exempt status of such related trust. All Employee Plans purporting to qualify for special tax treatment under any provision of the Code, including, without limitation, Code Sections 79, 105, 106, 125, 127, 129, 132, 421 or 501(c)(9) meet the requirements of such sections in form and in operation in all material respects. All reports, returns or filings required by any government agency have been timely filed in accordance with all applicable requirements in all material respects.

    (f) No condition exists that would subject the Company, any ERISA Affiliate or Parent to any material excise tax, penalty tax or fine related to any Employee Plan.

    (g) Except as set forth on SCHEDULE 3.11(G) to the Company Disclosure Statement, there are no agreements which will or may provide payments to any officer, employee, shareholder, or highly compensated individual which will be "parachute payments" under Code Section 280G that are nondeductible to the Company or subject to tax under Code Section 4999 for which the Company or any ERISA Affiliate would have withholding liability.

    (h) Each Employee Plan has been operated in all material respects in compliance with ERISA, the Code and all other applicable Laws; and except as otherwise set forth on SCHEDULE 3.11(H) of the Company Disclosure Statement, there are no material unfunded or underfunded liabilities existing under any Employee Plans, and each Employee Plan could be terminated as of the Closing Date without any material liability to Parent, the Company or any ERISA Affiliate.

    (i) There are no actions, suits, claims, audits, or, to the Company's knowledge, investigations pending or, to the Company's knowledge, threatened against, or with respect to, any of the Employee Plans or their assets that would reasonably be expected to have a CMAE; and all contributions required to be made to the Employee Plans have been made timely in all material respects.

    (j) Except as set forth on SCHEDULE 3.11(J) of the Company Disclosure Statement, neither the Company nor any of its subsidiaries is a party to any collective bargaining or other labor union contract nor is any collective bargaining agreement being negotiated by the Company or any of its subsidiaries. The Company and its subsidiaries are in compliance with all applicable Laws respecting employment, employment practices and wages and hours and with all provisions of each collective bargaining agreement to which it is a party, other than any noncompliance that would not reasonably be expected to have a CMAE. During the last five years, except as set forth on SCHEDULE 3.11(J) to the Company Disclosure Statement, the Company has not experienced any strike, labor trouble, work stoppage, slow down or other interference with or impairment of the business of the Company that would reasonably be expected to have a CMAE, nor, to the Company's knowledge, has any of the foregoing been threatened within the last five years. There is no pending or, to the Company's knowledge, threatened labor dispute, strike or work stoppage against the Company or any of its subsidiaries which may materially interfere with the respective business activities of the Company or any of its subsidiaries prior to or after the Effective Time. There is no pending or, to the Company's knowledge, threatened material charge or complaint against the Company or any of its subsidiaries by the National Labor Relations Board or any comparable state agency.

    (k) SCHEDULE 3.11(K) of the Company Disclosure Statement sets forth, and the Company has provided to Parent true and correct copies of, (i) all employment agreements with officers or key employees of the Company or any its subsidiaries; (ii) all agreements with consultants of the Company or any of its subsidiaries; (iii) all non-competition agreements with the Company or any of its subsidiaries; and (iv) any severance agreements, programs, policies, plans or arrangements to which the Company or any of its subsidiaries is obligated, whether or not written.

    (l) The Employee Plans listed on SCHEDULE 3.11(L) of the Company Disclosure Statement are the only Employee Plans that are subject to Part 3 of Title I of ERISA or Title IV of ERISA (each, a "DB Plan"). The funding method used in connection with each DB Plan is acceptable under ERISA, and the actuarial assumptions used in connection with funding each DB Plan have been made available to Parent. No material "accumulated funding deficiency" (as defined in Section 302(a)(2) of ERISA) (whether or not waived and whether or not arising on account of inadequate Company or ERISA Affiliate contributions, improper amortization of charges or credits in any funding standard account, improper determination of any such charge, or credit, or other reason) exists with respect to any plan year of any DB Plan. With respect to each "employee pension benefit plan," as defined in Section 3(2) of ERISA that is subject to the minimum funding requirements of Code Section 412 which the Company or any ERISA Affiliate maintains or contributes to or is required to contribute to: (i) the Company and the ERISA Affiliates have paid in all material respects all premiums (and interest charges and penalties for late payment, if applicable) due the Pension Benefit Guaranty Corporation ("PBGC") with respect to each such plan and each plan year thereof for which such premiums are required, (ii) there has been no "reportable event" (as defined in Section 4043(b) of ERISA and the regulations of the PBGC under such Section) for which the 30 day notice is not waived, (iii) the termination of, or withdrawal from, any such plan on or prior to the Closing Date, has not and will not subject the Company, Parent or Merger Sub to any liability to the PBGC nor to any material liability to any other party except as set forth on SCHEDULE 3.11(L) of the Company Disclosure Statement, (iv) no filing has been made by the Company (or any ERISA Affiliate thereof) with the PBGC (and no proceeding has been commenced by the PBGC) to terminate any such plan, (v) no amendment has occurred which has required or could require the Company, Parent or Merger Sub to provide security to any such plan under Code Section 401(a)(29), (vi) all installment contributions required pursuant to Code Section 412(m) have been paid by the Company and its ERISA Affiliates before the due date for such contribution as set forth in Code Section 412(m) for each such plan, and (vii) no partial termination has occurred or is expected to occur in connection with the Merger or otherwise.

    (m) With respect to any multiemployer plan (as defined in Section 3(37) of ERISA) to which the Company or any ERISA Affiliate thereof contributes or has at any time contributed or had an obligation to contribute (such multiemployer plans being hereinafter collectively referred to as the "Multiemployer Plans"):
(i) the Company and each ERISA Affiliate thereof has or will have, as of Closing, made all contributions to each Multiemployer Plan required by the terms of such Multiemployer Plan or any collective bargaining agreement, (ii) except as set forth on SCHEDULE 3.11(M) to the Company Disclosure Statement, none of the Company, Parent or Merger Sub would be subject to any withdrawal liability under Part 1 of Subtitle E of Title IV of ERISA if, as of the Closing Date, the Company or any ERISA Affiliate thereof were to engage in a complete withdrawal (as defined in ERISA Section 4203) or a partial withdrawal (as defined in ERISA
Section 4205) from any Multiemployer Plan, and (iii) the Company has made available to Parent current, accurate and complete copies of all Multiemployer Plans and of all collective bargaining agreements requiring contributions to be made to any such Multiemployer Plan or Plans. Neither the Company nor any ERISA Affiliate thereof has at any time prior to Closing (i) incurred any liabilities under the provisions of Section 4062 of ERISA, (ii) withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA,
(iii) ceased making contributions on or before the date of the Closing to any Multiemployer Plan or (iv) made a complete or partial withdrawal from a Multiemployer Plan so as to incur withdrawal liability as defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under Section 4207 or 4208 of ERISA).

    SECTION 3.12.  TAXES.

    (a) Except as set forth on SCHEDULE 3.12(A) to the Company Disclosure Statement or as accrued for in the Latest Balance Sheet, (i) all material returns and reports ("Tax Returns") of or with respect to any Tax which is required to be filed on or before the Closing Date by or with respect to the Company or any of its subsidiaries have been or will be duly and timely filed,
(ii) all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return have been or will be so included in all material respects and all information provided in each such Tax Return is true, correct and complete, (iii) all Taxes which have become or will become due with respect to the period covered by each such Tax Return have been or will be timely paid in full in all material respects (other than Taxes being contested in good faith for which adequate reserves have been made), (iv) all withholding Tax requirements imposed on or with respect to the Company or any of its subsidiaries have been or will be satisfied in full in all material respects, and (v) no material penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax.

    (b) All Tax Returns of or with respect to the Company or any of its subsidiaries, with unexpired or extended statutes of limitations, which have not been audited by the applicable governmental authority are set forth in SCHEDULE 3.12(B) to the Company Disclosure Statement.

    (c) Except as set forth on SCHEDULE 3.12(C) to the Company Disclosure Statement, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to the Company or any of its subsidiaries or any waiver or agreement for any extension of time for the assessment, collection or payment of any Tax of or with respect to the Company or any of its subsidiaries.

    (d) There are no pending audits, actions, proceedings, disputes, claims or, to the Company's knowledge, investigations, with respect to or against the Company or any of its subsidiaries for or with respect to any material Taxes, no material assessment, deficiency or adjustment has been assessed or proposed with respect to any Tax Return of or with respect to the Company or any of its subsidiaries, and, to the Company's knowledge, there is no reasonable basis on which any claim for material Taxes in excess of accruals reflected in the Latest Balance Sheet can be asserted against the Company or any of its subsidiaries, other than those disclosed (and with respect to which true and complete copies of all audit or similar reports have been made available to Parent) on SCHEDULE 3.12(D) to the Company Disclosure Statement.

    (e) The total amounts set up as liabilities for current and deferred Taxes in the financial statements referred to in SECTION 3.07 are sufficient to cover in all material respects the payment of all Taxes, whether or not assessed or disputed, which are, or are hereafter found to be, or to have been, due by or with respect to the Company and any of its subsidiaries up to and through the periods covered thereby.

    (f) The Company has previously delivered to Parent true and complete copies of each written Tax allocation or sharing agreement and a true and complete description of each unwritten Tax allocation or sharing arrangement affecting the Company or any of its subsidiaries, if any.

    (g) Except for statutory liens for current Taxes not yet due and payable or being contested in good faith for which adequate reserves have been made, no liens for Taxes exist upon the assets of any of the Company or its subsidiaries that are material to the Company and its subsidiaries taken as a whole.

    (h) To the Company's knowledge, neither the Company nor any of its subsidiaries will be required to include any amount in income for any taxable period beginning after March 2, 1997 as a result of a change in accounting method for any taxable period ending on or before March 2, 1997 or pursuant to any agreement with any Tax authority with respect to any such taxable period.

    (i) Except as set forth on SCHEDULE 3.12(I) to the Company Disclosure Statement, none of the property of the Company or any of its subsidiaries is held in an arrangement for which partnership Tax Returns are being filed, and neither the Company nor any of its subsidiaries owns any interest in any controlled foreign corporation (as defined in section 957 of the Code), passive foreign investment company (as defined in section 1296 of the Code) or other entity the income of which is required to be included in the income of the Company or such subsidiary.

    (j) Except as set forth on SCHEDULE 3.12(J) to the Company Disclosure Statement, none of the property of the Company or any of its subsidiaries is subject to a safe-harbor lease (pursuant to section 168(f)(8) of the Internal Revenue Code of 1954 as in effect after the Economic Recovery Tax Act of 1981 and before the Tax Reform Act of 1986) or is "tax-exempt use property" (within the meaning of section 168(h) of the Code) or "tax-exempt bond financed property" (within the meaning of section 168(g)(5) of the Code).

    (k) Neither the Company nor any of its subsidiaries has made an election under section 341(f) of the Code.

    (l) Except as set forth on SCHEDULE 3.12(L) to the Company Disclosure Statement, neither the Company nor any subsidiary has ever been a member of an affiliated group of corporations (as defined in section 1504(a) of the Code).

    (m) Except for Canada, neither the Company nor any subsidiary is or has ever been subject to Taxes in any jurisdiction outside the United States.

    (n) To the Company's knowledge, no amounts paid by the Company or any of its subsidiaries to any Employee Plan would fail to be deductible under section 404 of the Code.

    SECTION 3.13.  TAX MATTERS; POOLING.

    (a) Neither the Company nor any of its affiliates has knowingly taken or agreed to take any action that would prevent the Merger from (i) constituting a reorganization qualifying under the provisions of section 368(a) of the Code or
(ii) being treated for financial accounting purposes as a "pooling of interests" (the "Pooling Transaction") in accordance with generally accepted accounting principles and the rules, regulations and interpretations of the Securities and Exchange Commission (the "SEC").

    (b) To the Company's knowledge, there is no current plan or intention by any of the Company's shareholders to sell, exchange or otherwise dispose of a number of shares of Parent Common Stock to be received in the Merger that would reduce the aggregate ownership of Parent Common Stock by the Company's shareholders to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of the Company Common Stock (including shares of the Company Common Stock exchanged for cash in lieu of fractional shares of Parent Common Stock) outstanding immediately prior to the Effective Time.

    (c) Except as otherwise provided for herein, the Company will pay its Expenses incurred in connection with the Merger.

    SECTION 3.14. AFFILIATES. SCHEDULE 3.14 to the Company Disclosure Statement identifies all persons who the Company reasonably believes may be deemed to be affiliates of the Company under Rule 145 of the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, all directors and executive officers of the Company. Concurrently with the execution and delivery of this Agreement, the Company has delivered to Parent an executed letter agreement, substantially in the form of EXHIBIT A hereto, from each executive officer and director of the Company.

    SECTION 3.15. CERTAIN BUSINESS PRACTICES. None of the Company, any of its subsidiaries, or any directors, officers, agents or employees of the Company or any of its subsidiaries has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity,
(b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (c) made any other unlawful payment, in each case that would reasonably be expected to have a CMAE.

    SECTION 3.16.  ENVIRONMENTAL MATTERS.  Except for matters disclosed in
SCHEDULE 3.16 of the Company Disclosure Statement and except for matters expressly disclosed in any report previously delivered to Parent by J. McNutt & Associates, (a) the properties, operations and activities of the Company and its subsidiaries are in compliance in all material respects with all applicable Environmental Laws; (b) the Company and its subsidiaries and the properties and operations of the Company and its subsidiaries are not subject to any existing, pending or to the Company's knowledge, threatened action, suit, claim, inquiry, proceeding or, to the Company's knowledge, investigation by or before any governmental authority under any Environmental Law that is or would be material to the Company and its Subsidiaries taken as a whole; (c) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by the Company or any of its subsidiaries under any Environmental Law in connection with any aspect of the business of the Company and its subsidiaries taken as a whole, including without limitation those relating to the treatment, storage, disposal or release of a hazardous or otherwise regulated substance, have been duly obtained or filed, other than where the failure to obtain or file such notices, permits, licenses or similar authorizations would not reasonably be expected to have a CMAE, and will not cease to remain valid and in effect solely as a consequence of the Merger, and the Company and its subsidiaries are in compliance in all material respects with the terms and conditions of all such notices, permits, licenses and similar authorizations; (d) the Company and its subsidiaries have satisfied and are currently in compliance in all respects with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Law, except where noncompliance would not reasonably be expected to have a CMAE, and the Company and its subsidiaries have not received any notice of material noncompliance with any such financial responsibility requirements; (e) there are no physical or environmental conditions existing on any property of the Company or its subsidiaries or resulting from the Company's or such subsidiaries' operations or activities, past or present, at any location, that would give rise to any material on-site or off-site remedial obligations imposed on the Company or any of its subsidiaries under any Environmental Laws or that would materially impact the soil, groundwater, surface water or human health; (f) to the Company's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous or otherwise regulated substances generated by the Company and its subsidiaries have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (g) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant at any property owned or controlled by the Company or any of its subsidiaries, nor has there been any release of hazardous substances, or any pollutant or contaminant into the environment by the Company or its subsidiaries at any property owned or controlled by the Company or any of its subsidiaries, that could reasonably be expected to give rise to any material claim against the Company or any of its subsidiaries for damages or compensation; and (h) the Company and its subsidiaries have made available to Parent all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Company or its subsidiaries reasonably requested by Parent relating to any of the current properties or operations of the Company and its subsidiaries.

    For purposes of this Agreement, the term "Environmental Laws" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Entity pertaining to health or the environment currently in effect in any and all jurisdictions in which the Company or any of its subsidiaries owned or owns property or has conducted or conducts business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA"), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA and RCRA and shall include petroleum and petroleum products, radon and PCB's, and the term "disposal" has the meaning specified in RCRA; PROVIDED, HOWEVER, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning shall apply.

    SECTION 3.17. VOTE REQUIRED. The only vote of the holders of any class or series of the Company capital stock necessary to approve the Merger and adopt this Agreement is the affirmative vote of holders of a majority of the outstanding shares of each of the Company Common Stock and the Company

Preferred Stock, voting separately as distinct classes (the "Requisite Shareholder Vote"). No holders of Company Common Stock are entitled to dissenters' rights under Section 762 or any other provision of the Michigan Law with respect to shares of Company Common Stock.

    SECTION 3.18. BROKERS. Except as set forth in SCHEDULE 3.18 to the Company Disclosure Statement, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. Prior to the date of this Agreement, the Company has delivered to Parent a complete and correct copy of all agreements referenced in
SCHEDULE 3.18 to the Company Disclosure Statement pursuant to which any person or such firm will be entitled to any payment or indemnification relating to the transactions contemplated by this Agreement.

    SECTION 3.19. INSURANCE. SCHEDULE 3.19 of the Disclosure Schedule sets forth a complete and accurate list of all primary, excess and umbrella policies, bonds and other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to the Company and each of its subsidiaries and their respective businesses, properties and assets (or their directors, officers, salespersons, agents or employees), including the following information for each such policy: (a) type(s) of insurance coverage provided;
(b) name of insurer; (c) effective date; (d) policy number; (e) per occurrence and annual aggregate deductibles or self-insured retention; and (f) per occurrence and annual aggregate limits of liability and the extent, if any, to which the limits of liability have been exhausted. To the Company's knowledge, all such policies are in full force and effect. Neither the Company nor any of its subsidiaries has received a notice of default under any such policy and has not received written notice of any pending or threatened termination or cancellation, coverage limitation or reduction, or premium increase with respect to any such policy that would reasonably be expected to have a CMAE. The Company has made available to Parent a summary of any loss reports for the Company issued by any of the Company's insurers since January 1, 1995. SCHEDULE 3.19 of the Company Disclosure Statement sets forth a complete and accurate summary of all of the self-insurance coverage provided by the Company and its subsidiaries and except as set forth in such SCHEDULE 3.19, no letters of credit have been posted and no cash has been restricted to support any reserves for insurance.

    SECTION 3.20.  PROPERTIES.

    (a) SCHEDULE 3.20(A) to the Company Disclosure Statement sets forth a list of all real property owned or leased by the Company or any of its subsidiaries (the "Real Estate"), and the Company has furnished to Parent each applicable and readily available survey, title policy and certificate of occupancy relating thereto (along with any exception documents referenced therein). No contract, option, lease agreement, letter of intent or proposal (whether written or oral) has been entered into by the Company relating to the Real Estate except as specified on SCHEDULE 3.20(A) to the Company Disclosure Statement. Except as expressly noted otherwise in any report delivered to Parent by the Company or the Parent's agents, the Company's and its subsidiaries' occupancy, operation and use of the Real Estate conforms to all applicable subdivision, building codes, health, safety, setback and zoning ordinances, and other Laws, regulations and requirements applicable to the occupancy, operation and use thereof, other than any failure to so conform that would not reasonably be expected to have a CMAE. No premises other than the Real Estate are used in the business of the Company or any of its subsidiaries. To the knowledge of the Company, there are no actions pending or threatened that would alter the current zoning classification of the Real Estate. To the knowledge of the Company, all improvements included in the assets of the Company were constructed in compliance with all applicable Laws, statutes, regulations, codes, covenants, conditions and restrictions affecting the Real Estate or any part thereof, other than any failure to comply that would not reasonably be expected to have a CMAE. To the knowledge of the Company, no fact or conditions exists that would result in the discontinuation of necessary utilities or services to the Real Estate or the termination of current access to and from the Real Estate, other than any discontinuation or termination that would not reasonably be expected to have a CMAE.

    (b) Except for (i) liens and encumbrances (A) set forth on SCHEDULE 3.20(B) to the Company Disclosure Statement, (B) for Taxes not yet due and payable or being contested in good faith, (C) to secure indebtedness reflected on the Latest Balance Sheet or described in SECTION 3.21(A)(III) (without regard to dollar value), (D) relating to mechanics', materialmen's and other similar liens arising in the ordinary course of business or (E) that do not exceed $250,000 individually or in the aggregate, and (ii) properties and assets disposed of in the ordinary course of business consistent with past practices after the date of the Latest Balance Sheet, the Company and its subsidiaries have good and marketable title, free and clear of all liens and encumbrances, to all properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the Latest Balance Sheet or SCHEDULE 3.20(A) to the Company Disclosure Statement as being owned by the Company and its subsidiaries as of the date thereof. All buildings, and all fixtures, equipment and other property and assets which are material to the Company and its subsidiaries taken as a whole, held under leases by the Company or its subsidiaries are held under valid instruments enforceable by the Company or its subsidiaries in accordance with their respective terms. The Company's and its subsidiaries' improvements and equipment that are material to their business operations taken as a whole have been well maintained and are in good and serviceable condition, reasonable wear and tear excepted.

    SECTION 3.21.  CERTAIN MATERIAL CONTRACTS.

    (a) SCHEDULE 3.21(A) to the Company Disclosure Statement lists each of the following agreements and arrangements (whether written or oral and including all amendments thereto) to which the Company or any of its subsidiaries is a party or a beneficiary or by which the Company or any of its subsidiaries is bound that is material, directly or indirectly, to the business of the Company and any of its subsidiaries, taken as a whole (collectively, the "Material Contracts"):
(i) any supply, distribution or other agreements or arrangements pursuant to which the Company or its subsidiaries sell or distribute any products and which is not cancelable within 90 days notice without penalty; (ii) any warranty agreements or arrangements under which the Company or any of its subsidiaries has any Liability with a value in excess of $500,000; (iii) any capital or operating leases or conditional sales agreements relating to vehicles or equipment with a value in excess of $500,000; (iv) any supply or manufacturing agreements or arrangements pursuant to which the Company or any of its subsidiaries is entitled or obligated to acquire any assets from a third party in excess of $500,000; (v) insurance policies; (vi) any employment, consulting, noncompetition, separation, collective bargaining, union or labor agreements or arrangements; (vii) any agreement evidencing, securing or otherwise relating to any indebtedness for which the Company or any of its subsidiaries has any Liability in excess of $1,000,000, (viii) any material agreement with or for the benefit of any shareholder, director, officer or employee of the Company or any of its subsidiaries, or any affiliate or family member thereof; and (ix) any other agreement or arrangement pursuant to which the Company or any of its subsidiaries could be required to make or be entitled to receive aggregate payments in excess of $1,000,000 and which is not cancelable within 90 days notice without penalty.

    (b) The Company and its subsidiaries have performed all of their obligations under each Material Contract and there exists no breach or default (or event that with notice or lapse of time would constitute a breach or default) under any Material Contract, other than any failure to perform or any breach or default that would not reasonably be expected to have a CMAE.

    (c) On the date hereof and on the Closing Date, each Material Contract will be valid, binding and in full force and effect and enforceable in accordance with its respective terms (other than any term that if not enforced would not reasonably be expected to have a CMAE), except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity and except for any Material Contract that by its express terms expires on or before the Closing Date. There has been no termination or, to the Company's knowledge, threatened termination or notice of default under any Material Contract. The Company has delivered to Parent a copy of each written Material Contract.

    (d) Except as set forth in SCHEDULE 3.21(D) to the Company Disclosure Statement, no consent of any person is required in connection with the transactions contemplated by this Agreement in order to preserve the rights of the Company or any of its subsidiaries under or to prevent any disadvantage to the Company or any of its subsidiaries in respect of any Material Contract after the Effective Time.

    SECTION 3.22. PRINCIPAL CUSTOMERS AND SUPPLIERS; COMPETING INTERESTS. The Company has made available to Parent a list of the ten largest customers by dollar volume of the Company and its subsidiaries (the "Largest Customers") and the ten largest suppliers by dollar volume of the Company and its subsidiaries (the "Largest Suppliers"), with the amount of revenues or payments, as applicable, attributable to each such customer and supplier), for the Company's 1996 and 1997 fiscal years and the first four months of its 1998 fiscal year. Except as described in SCHEDULE 3.22(I), none of the Largest Customers or Largest Suppliers has terminated or materially altered its relationship with the Company since the beginning of the Company's 1998 fiscal year, or, to the Company's knowledge, threatened to do so or otherwise notified the Company of any intention to do so, and there has been no dispute with any of the Largest Customers or Largest Suppliers since the beginning of the Company's 1998 fiscal year, other than any alteration or dispute that would not reasonably be expected to have a CMAE. Except as described in such SCHEDULE 3.22(II), none of the Company, any of its subsidiaries, or, to the Company's knowledge, any director or officer of any of the foregoing owns, directly or indirectly, an interest in any entity that is a competitor, customer or supplier of the Company or any of its subsidiaries or that otherwise has business dealings with the Company or any of its subsidiaries that are material to the Company and its subsidiaries taken as a whole, other than the beneficial ownership of not more than 5% of the voting securities of any such entity that are publicly traded.

    SECTION 3.23. INTELLECTUAL PROPERTY RIGHTS. There are no registered patents, trademarks, service marks, trade names or copyrights, or applications for or licenses (to or from the Company or any of its subsidiaries) with respect to any of the foregoing that are material to the Company and its subsidiaries taken as a whole, that (a) are owned by the Company or any of its subsidiaries, or with respect to which the Company or any of its subsidiaries has any rights, or (b) are used, whether directly or indirectly, by the Company or any of its subsidiaries, other than as set forth on SCHEDULE 3.23 to the Company Disclosure Statement. The Company and its subsidiaries have the right to use the trademarks and trade names set forth on such SCHEDULE 3.23 and any other computer software and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturing specifications, drawings and designs that are material to the Company and its subsidiaries taken as a whole (collectively, "Intellectual Property"), without infringing on or otherwise acting adversely to the rights or claimed rights of any person, other than any infringement that would not reasonably be expected to have a CMAE. Except as set forth on SCHEDULE 3.23 to the Company Disclosure Statement, neither the Company nor any of its subsidiaries is obligated to pay any royalty or other consideration to any person in connection with the use of any Intellectual Property. To the Company's knowledge, no other person is infringing in any material respect on the rights of the Company and its subsidiaries in any of their Intellectual Property.

    SECTION 3.24. OPINION OF FINANCIAL ADVISOR. The Company has received the opinion of The Ohio Company to the effect that, as of the date of delivery of such opinion, the consideration to be received by the holders of Company Common Stock and Company Preferred Stock in the Merger is fair, from a financial point of view, to such holders (the "Fairness Opinion"). The Company will promptly deliver to Parent a true and complete written copy of such opinion.

    SECTION 3.25. INFORMATION SUPPLIED. No representation or warranty of the Company and no statement by the Company or other information contained in the Company Disclosure Statement as of the date of such representation, warranty or statement contains any untrue statement of material fact, or omits to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

                                   ARTICLE IV
               REPRESENTATIONS AND WARRANTIES OF PARENT COMPANIES

    The Parent Companies hereby represent and warrant, jointly and severally, to the Company that:

    SECTION 4.01. ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of the Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, other than where the failure to be so duly qualified and in good standing would not reasonably be expected to have a Parent Material Adverse Effect. The term "Parent Material Adverse Effect" (or "PMAE") as used in this Agreement shall mean any change or effect that, individually or when taken together with all such other changes or effects, is materially adverse to the business, operations, assets, financial condition or results of operations of Parent and its subsidiaries, taken as a whole.

    SECTION 4.02. CHARTER AND BYLAWS. Parent has heretofore furnished to the Company a complete and correct copy of the charter and bylaws, as amended or restated, of the Parent Companies. Neither Parent nor the Merger Sub is in violation of any of the provisions of its charter or bylaws.

    SECTION 4.03.  CAPITALIZATION.

    (a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, of which as of August 31, 1997, (A) 15,804,545 shares were issued and outstanding, (B) no shares were held in treasury and (C) 2,955,036 shares were reserved for future issuance pursuant to Parent's Exchange Stock Option and Restricted Stock Plan, 1995 Stock Option and Restricted Stock Plan, 1997 Stock Option and Restricted Stock Plan and 1997 Employee Stock Purchase Plan (collectively, the "Parent Option Plans"); and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. Except as described in this SECTION 4.03, in the SEC Reports (as defined below) or in SCHEDULE 4.03(A)(I) of the disclosure statement delivered to the Company by Parent (the "Payment Disclosure Statement"), as of the date of this Agreement, no shares of capital stock of Parent are reserved for any purpose. The outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock of Parent subject to) any preemptive or similar rights created by statute, the charter or bylaws of Parent, or any agreement to which Parent is a party or bound. Parent owns all the outstanding capital stock of Merger Sub and, except as set forth in SCHEDULE 4.03(A)(II) to the Parent Disclosure Statement, all of the outstanding capital stock of each of its subsidiaries, free and clear of all security interests, liens, claims, pledges, agreements, charges or other encumbrances of any nature whatsoever.

    (b) Except pursuant to the Parent Option Plans, or as set forth in SCHEDULE 4.03(B)(I) to the Parent Disclosure Statement or the SEC Reports (as defined below), as of August 31, 1997 there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent is a party relating to the issued or unissued capital stock of Parent or obligating Parent to grant, issue or sell any shares of its capital stock, by sale, lease, license or otherwise. Except as set forth in SCHEDULE 4.03(B)(II) to the Parent Disclosure Statement or the SEC Reports (as defined below), there are no obligations, contingent or otherwise, of Parent to repurchase, redeem or otherwise acquire any of its shares of capital stock. Except as set forth on
SCHEDULE 4.03(B)(III) to the Company Disclosure Statement, there are no voting trusts, proxies or other agreements or understandings to which Parent is a party or by which Parent is bound with respect to the voting of any shares of its capital stock.

    (c) The shares of Parent Common Stock to be issued pursuant to the Merger and all Parent Common Stock issuable upon the exercise of the Stock Options converted in the Merger pursuant to SECTION 5.12 will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Parent's charter or bylaws or any agreement to which Parent is a party or is bound.

    (d) The shares of Parent Common Stock to be issued in the Merger will be at the Effective Time, approved for listing on the New York Stock Exchange ("NYSE") and duly registered or qualified under federal and applicable state securities Laws.

    SECTION 4.04. AUTHORITY. Each of the Parent Companies has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of the Parent Companies and the consummation by each of the Parent Companies of the transactions contemplated hereby have been duly authorized by all necessary corporate action and no other corporate proceedings on the part of any of the Parent Companies are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent Companies and, assuming the due authorization, execution and delivery thereof by the Company, constitutes the legal, valid and binding obligation of each of the Parent Companies.

    SECTION 4.05.  NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

    (a) The execution and delivery of this Agreement by each of the Parent Companies does not, and the consummation by the Parent Companies of the transactions contemplated hereby will not (i) conflict with or violate the charter or bylaws, in each case as amended or restated, of Parent or any of Parent's subsidiaries, (ii) conflict with or violate any Laws applicable to Parent or any of Parent's subsidiaries or by which any of their properties is bound or subject, or (iii) except as set forth on SCHEDULE 4.05 to the Parent Disclosure Statement result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of Parent's subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of Parent's subsidiaries is a party or by or to which Parent or any of Parent's subsidiaries or any of their respective properties is bound or subject, except in the case of clauses (ii) and (iii) above, any conflict, violation, breach, default, lien or encumbrance that would not reasonably be expected to have a PMAE.

    (b) The execution and delivery of this Agreement by each of the Parent Companies does not, and the consummation of the transactions contemplated hereby will not, require any of the Parent Companies to obtain any consent, license, permit, approval, waiver, authorization or order of, or to make any filing with or notification to, any Governmental Entities, except for applicable requirements, if any, of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities or blue sky laws ("Blue Sky Laws"), and the HSR Act, the filing and recordation of appropriate merger documents as required by Michigan Law, any filings that may be required as a result of the legal or regulatory status of the Company, and any consent, license, permit, approval, authorization, order, filing or notification that if not obtained or made would not reasonably be expected to have a PMAE.

    SECTION 4.06. PERMITS; COMPLIANCE. Each of Parent and its subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted, other than those that if not possessed would not reasonably be expected to have a PMAE (collectively, the "Parent Permits"), and there is no action, proceeding or, to the Parent's knowledge, investigation pending or, to the knowledge of Parent, threatened regarding suspension or cancellation of any of the Parent Permits that would reasonably be expected to have a PMAE. Neither Parent nor any of its subsidiaries is in conflict with, or in material default or violation of (a) any Law applicable to Parent or any of its subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Parent Permits, other than, in each such case, any conflict, default or violation that would not reasonably be expected to have a PMAE. Since December 31, 1995, neither Parent nor any of its subsidiaries has received from any Governmental Entity any written notification with respect to possible violation of laws that would reasonably be expected to have a PMAE.

    SECTION 4.07.  REPORTS; FINANCIAL STATEMENTS.

    (a) Since December 31, 1995, Parent and its subsidiaries have filed all forms, reports, statements and other documents required to be filed with the SEC pursuant to the Exchange Act, including, without limitation, (i) all Annual Reports on Form l0-K, (ii) all Quarterly Reports on Form 10-Q, (iii) all proxy statements relating to meetings of shareholders (whether annual or special), and
(iv) all Current Reports on Form 8-K (collectively, the "SEC Reports"). Parent has made available to the Company complete and correct copies of all SEC Reports filed during the preceding 12 months, and will promptly make available to the Company complete and correct copies of all SEC Reports filed after the date of this Agreement. The SEC Reports, including all SEC Reports filed after the date of this Agreement and prior to the Effective Time, (x) were or will be prepared, as of the time they were or are filed, in all material respects in accordance with the requirements of applicable Law and (y) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained or incorporated by reference in the SEC Reports filed prior to the Effective Time (i) have been or will be prepared in accordance with the published rules and regulations of the SEC and generally accepted accounting principles applied on a consistent basis throughout the periods involved (except to the extent required by changes in generally accepted accounting principles and with respect to SEC Reports filed prior to the date of this Agreement, as may be indicated in the notes thereto and except, in the case of interim financial statements, for the lack of certain footnotes and normal year-end and audit adjustments, and (ii) do or will fairly present in all material respects the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated.

    SECTION 4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in the SEC Reports filed prior to the date of this Agreement or as contemplated by this Agreement or as set forth in SCHEDULE 4.08 to the Parent Disclosure Statement or the SEC Reports, (a) neither Parent nor any of its subsidiaries has any Liabilities which would be reasonably expected to have a Parent Material Adverse Effect, (b) since December 31, 1996, there has not been any Parent Material Adverse Effect, and (c) Parent has conducted its business only in the ordinary course of business in a manner consistent with past practices.

    SECTION 4.09. ABSENCE OF LITIGATION. Except as set forth in SCHEDULE 4.09 to the Parent Disclosure Statement or the SEC Reports, there is no material claim, action, suit, litigation, proceeding, arbitration or, to the knowledge of Parent, investigation of any kind, at law or in equity (including actions or proceedings seeking injunctive relief), pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries or any properties or rights of Parent or any of its subsidiaries that, if adversely determined, would reasonably be expected to have a PMAE and neither Parent nor any of its subsidiaries is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Entity, or any judgment, order, writ, injunction, decree or award of any Governmental Entity or arbitrator, including, without limitation, cease-and-desist or other orders that would reasonably be expected to have a PMAE.

    SECTION 4.10. TAX MATTERS; POOLING. None of the Parent Companies nor, to the knowledge of Parent, any of their affiliates has knowingly taken or agreed to take any action that would prevent the Merger (a) from constituting a reorganization qualifying under the provisions of section 368(a) of the Code or
(b) from being treated as a Pooling Transaction for financial accounting purposes.

    SECTION 4.11. VOTE REQUIRED. No vote of the holders of any class or series of Parent capital stock is required to approve the Merger and adopt this Agreement. Parent, as the sole shareholder of Merger Sub, will promptly vote to approve the Merger and adopt this Agreement.

    SECTION 4.12. COMPLIANCE WITH LAWS. Neither Parent nor any of its subsidiaries is currently violating, and since December 31, 1995 has not violated, any Law, ordinance, regulation, judgment, order, decree, license or permit, including without limitation any zoning ordinances, building codes, Environmental Laws and occupational health and safety laws, except any violations that would not reasonably be expected to have a PMAE.

    SECTION 4.13. MERGER SUB. Except for Liabilities incurred in connection with its organization, the Merger and the negotiation and consummation of the transactions contemplated by this Agreement, Merger Sub has not incurred any Liabilities nor engaged in any material business activities or entered into any material agreement or arrangements.

    SECTION 4.14.  ENVIRONMENTAL MATTERS.  Except for matters disclosed in
SCHEDULE 4.14 to the Parent Disclosure Statement or the SEC Reports, (a) the properties, operations and activities of Parent and its subsidiaries are in compliance in all material respects with all applicable Environmental Laws; (b) Parent and its subsidiaries and the properties and operations of Parent and its subsidiaries are not subject to any existing, pending or to Parent's knowledge, threatened action, suit, claim, investigation, inquiry or proceeding by or before any governmental authority under any Environmental Law that is or would be material to Parent and its subsidiaries taken as a whole; (c) all notices, permits, licenses, or similar authorizations, if any, required to be obtained or filed by Parent or any of its subsidiaries under any Environmental Law in connection with any aspect of the business of Parent and its subsidiaries taken as a whole, including without limitation those relating to the treatment, storage, disposal or release of a hazardous or otherwise regulated substance, have been duly obtained or filed, other than where the failure to obtain or file such notices, permits, licenses or similar authorizations would not reasonably be expected to have a PMAE, and will not cease to remain valid and in effect solely as a consequence of the Merger, and Parent and its subsidiaries are in compliance in all material respects with the terms and conditions of all such notices, permits, licenses and similar authorizations; (d) Parent and its subsidiaries have satisfied and are currently in compliance in all respects with all financial responsibility requirements applicable to their operations and imposed by any governmental authority under any Environmental Law, except where any noncompliance would not reasonably be expected to have a PMAE, and Parent and its subsidiaries have not received any notice of material noncompliance with any such financial responsibility requirements; (e) there are no physical or environmental conditions existing on any property of Parent or its subsidiaries or resulting from Parent's or such subsidiaries' operations or activities, past or present, at any location, that would give rise to any material on-site or off-site remedial obligations imposed on Parent or any of its subsidiaries under any Environmental Laws or that would materially impact the soil, groundwater, surface water or human health; (f) to Parent's knowledge, since the effective date of the relevant requirements of applicable Environmental Laws and to the extent required by such applicable Environmental Laws, all hazardous or otherwise regulated substances generated by Parent and its subsidiaries have been transported only by carriers authorized under Environmental Laws to transport such substances and wastes, and disposed of only at treatment, storage, and disposal facilities authorized under Environmental Laws to treat, store or dispose of such substances and wastes; (g) there has been no exposure of any person or property to hazardous substances or any pollutant or contaminant at any property owned or controlled by Parent or any of its subsidiaries, nor has there been any release of hazardous substances, or any pollutant or contaminant into the environment by Parent or its subsidiaries at any property owned or controlled by Parent or any of its subsidiaries, that could reasonably be expected to give rise to any material claim against Parent or any of its subsidiaries for damages or compensation; and (h) Parent and its subsidiaries have made available to the Company all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of Parent or its subsidiaries reasonably requested by the Company relating to any of the current properties or operations of Parent and its subsidiaries.

    SECTION 4.15. INFORMATION SUPPLIED. No representation or warranty of the Parent Companies and no statement by the Parent Companies or other information contained in the Parent Disclosure Statement as of the date of such representation, warranty or statement, contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements were made, not misleading.

                                   ARTICLE V
                                   COVENANTS

    SECTION 5.01. AFFIRMATIVE COVENANTS OF THE COMPANY. The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise required by applicable Law, expressly contemplated by this Agreement or consented to in writing by Parent, the Company will and will cause its subsidiaries to:

        (a) operate its business in all material respects only in the usual and ordinary course consistent with past practices;

        (b) use its reasonable efforts to preserve substantially intact its business organization, maintain its Material Contracts, Company Permits and Intellectual Property and other material rights, retain the services of its respective officers and key employees and maintain its relationships with its material customers and suppliers;

        (c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies and inventories in quantities consistent with its customary business practice;

        (d) use its reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained; and

        (e) from the date of this Agreement and to the Effective Time, promptly supplement or amend the Company Disclosure Statement with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in the Company Disclosure Statement; provided, that for purposes of determining the rights and obligations of the parties hereunder (other than the obligation of the Company under this SECTION 5.01(E)), any such supplemental or amended disclosure will not be deemed to have been disclosed to Parent unless Parent otherwise expressly consents in writing.

    SECTION 5.02. NEGATIVE COVENANTS OF THE COMPANY. Except as otherwise required by applicable Law, expressly contemplated by this Agreement, set forth on SCHEDULE 5.02 or consented to in writing by Parent, from the date of this Agreement until the Effective Time, the Company will not do, and will not permit any of its subsidiaries to do, any of the foregoing:

        (a) (i) increase the compensation payable to or to become payable to any director or executive officer, except for annual merit and seniority increases in the ordinary course of business consistent with past practices and increases resulting from the operation of compensation arrangements in effect prior to the date hereof; (ii) grant any severance or termination pay (other than pursuant to the normal severance policy of the Company or its subsidiaries as in effect on the date of this Agreement) to, or enter into or amend any employment or severance agreement with, any director, officer or key employee; (iii) establish, adopt or enter into any employee benefit plan or arrangement except in connection with the re-negotiation of any expired union contract or labor agreement; or (iv) amend or otherwise modify in any respect that would reasonably be expected to be materially adverse to the Company and its subsidiaries taken as a whole, any of the Material Contracts, any DB Plan or any other employee benefit plans, programs, agreements, policies or other arrangements described in this Agreement that are material to the Company and its subsidiaries taken as a whole, except in connection with the re-negotiation of any expired union contract or labor agreement;

        (b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock, except for (i) regularly scheduled semi-annual dividends on the Series A Preferred Stock, and (ii) dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

        (c) (i) redeem, purchase or otherwise acquire any shares of its or any of its subsidiaries' capital stock or any securities or obligations convertible into or exchangeable for any shares of its or its subsidiaries' capital stock, or any options, warrants or conversion or other rights to acquire any shares of its or its subsidiaries' capital stock or any such securities or obligations; (ii) effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its or its subsidiaries' capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its or its subsidiaries' capital stock;

        (d) (i) issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale (including the grant of any security interests, liens, claims, pledges, limitations in voting rights, charges or other encumbrances) of, any shares of any class of its or its subsidiaries' capital stock, any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire any such shares; or (ii) amend or otherwise modify the terms of any such rights, warrants or options the effect of which shall be to make such terms less favorable to the Company or any of its subsidiaries;

        (e) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person (other than in the ordinary course of business and consistent with past practice);

        (f) sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of, any of its assets or any assets of any of its subsidiaries, except in the ordinary course of business and consistent with past practice;

        (g) release any third party from its obligations, or grant any consent, under any existing standstill provision relating to a Competing Transaction (as defined in SECTION 5.04(B)) or otherwise under any similar confidentiality or other agreement, or fail to enforce in all material respects any such agreement;

        (h) adopt or propose to adopt any amendments to its charter or bylaws;

        (i) (i) materially change any of its methods of accounting in effect at March 1, 1997, or (ii) make or rescind any express or deemed election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns for the taxable year ending March 1, 1997, except, in each case, as may be required by Law or generally accepted accounting principles;

        (j) (i) incur any obligation for borrowed money or purchase money indebtedness, whether or not evidenced by a note, bond, debenture or similar instrument, except under existing lines of credit or purchase money indebtedness incurred in the ordinary course of business consistent with past practice and provided that the aggregate amount thereof in no event exceeds $3,000,000 and except as expressly provided in or contemplated by the Capital Budget, or (ii) make or incur any capital expenditure except in the ordinary course of business consistent with past practice and provided that the amount thereof shall not exceed $250,000 for any one item or $1,000,000 in the aggregate, except as expressly provided in or contemplated by the Capital Budget;

        (k) enter into any arrangement, agreement or contract with any third party (other than customers in the ordinary course of business) that would constitute a Material Contract if existing on the date of this Agreement which provides for an exclusive arrangement with that third party or is substantially more restrictive on the Company or substantially less advantageous to the Company than arrangements, agreements or contracts existing on the date hereof;

        (l) agree in writing or otherwise to do any of the foregoing.

    SECTION 5.03.  AFFIRMATIVE AND NEGATIVE COVENANTS OF PARENT.

    (a) Parent hereby covenants and agrees that, prior to the Effective Time, unless otherwise required by applicable Law, expressly contemplated by this Agreement or consented to in writing by the Company, Parent will and will cause its subsidiaries to:

        (i) operate its business in all material respects only in the usual and ordinary course consistent with past practices; and

        (ii) from the date of this Agreement to the Effective Time, promptly supplement or amend the Parent Disclosure Statement with respect to any matter that arises or is discovered after the date hereof that, if existing or known at the date hereof, would have been required to be set forth or listed in the Parent Disclosure Statement; provided, that for purposes of determining the rights and obligations of the parties hereunder (other than the obligation of the Parent under this SECTION 5.03(A)(II)), any such supplemental or amended disclosure will not be deemed to have been disclosed to the Company unless the Company otherwise expressly consents in writing.

    (b) Except as expressly contemplated by this Agreement or otherwise consented to in writing by the Company, from the date of this Agreement until the Effective Time, Parent will not do, and will not permit any of its subsidiaries to do, any of the following:

        (i) knowingly take any action which would result in a failure to maintain the listing of the Parent Common Stock on the NYSE or registration of the Parent Common Stock under the Securities Act or the Exchange Act;

        (ii) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of capital stock except for dividends by a wholly owned subsidiary of Parent to Parent or another wholly owned subsidiary of Parent;

       (iii) adopt or propose to adopt any amendments to its charter or bylaws, which would have an adverse impact on the consummation of the transactions contemplated by this Agreement;

        (iv) repurchase any shares of Parent Common Stock during the period commencing with the mailing of the Proxy Statement (as defined below) and ending on the Closing Date; or

        (v) agree in writing or otherwise to do any of the foregoing.

    SECTION 5.04.  NON-SOLICITATION.

    (a) Subject to subsection (b) below, the Company hereby covenants and agrees that it will not, and will use all reasonable best efforts to cause its subsidiaries and affiliates not to, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Competing Transaction (as defined in subsection (b) below), or enter into substantive discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of the officers, directors or employees of the Company or any of its subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its subsidiaries or affiliates, as applicable, to take any such action, and the Company shall promptly (and in any event within two business days) notify Parent of all material terms of any such inquiries and proposals received by the Company or any of its subsidiaries or affiliates, as applicable, or by any such officer, director, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters.

    (b) Notwithstanding anything to the contrary set forth in subsection (a) above or elsewhere in this Agreement, nothing contained in this Agreement shall prohibit the Board of Directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any person or entity in connection with an unsolicited BONA FIDE proposal for a Competing Transaction from a person or entity reasonably believed by the Company to have the financial ability to consummate the Competing Transaction on a timely basis, if, and only to the extent that (A) the Company has complied fully and in a timely manner with its obligations to notify Parent of all material terms of the Competing Transaction in accordance with SECTION 5.04(A), (B) the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to the shareholders of the Company under applicable Law and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company (x) provides prior written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) enters into with such person or entity a confidentiality agreement in reasonably customary form on terms not more favorable to such person or entity than the terms contained in that certain Confidentiality Agreement dated March 13, 1997 between Parent and the Company (the "Confidentiality Agreement"); (ii) failing to make or withdrawing or modifying its recommendation for the Merger referred to in SECTION 6.02(A); or
(iii) making or disclosing any position or taking any other action if the Board of Directors of the Company, after consultation with and based on the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties to the shareholders of the Company under applicable Law. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the transactions contemplated by this Agreement) involving the Company or any of its subsidiaries: (I) any acquisition of all or a material portion of the Company and its subsidiaries taken as a whole by any merger, consolidation, share exchange, business combination or similar transaction; (II) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of the Company and its subsidiaries taken as a whole, (III) any offer for 20% or more of the outstanding shares of capital stock of the Company; or (IV) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    SECTION 5.05.  ACCESS AND INFORMATION.

    (a) The Company shall, and shall cause its subsidiaries to (i) afford to Parent and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Parent Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its subsidiaries and to the books and records thereof and (ii) furnish promptly to Parent and the Parent Representatives such information concerning the business, properties, contracts, records and personnel of the Company and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by Parent.

    (b) Parent shall, and shall cause its subsidiaries to (i) afford to the Company and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, the "Company Representatives") reasonable access at reasonable times, upon reasonable prior notice, to the officers, employees, accountants, agents, properties, offices and other facilities of Parent and its subsidiaries and to the books and records thereof and (ii) furnish promptly to the Company and the Company Representatives such information concerning the business, properties, contracts, records and personnel of Parent and its subsidiaries (including, without limitation, financial, operating and other data and information) as may be reasonably requested, from time to time, by the Company.

    (c) Notwithstanding the foregoing provisions of this SECTION 5.05, neither party shall be required to grant access or furnish information to the other party to the extent that such access or the furnishing of such information is prohibited by Law or would waive any rights to privileged communications. Subject to SECTION 9.01(A), no investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are herein contained and each such representation and warranty shall survive such investigation.

    (d) The information received pursuant to subsections (a) and (b) above shall be deemed to be "Confidential Information" for purposes of the Confidentiality Agreement.

    SECTION 5.06.  APPROPRIATE ACTION; CONSENTS; FILINGS.

    (a) Subject to the terms and conditions herein and applicable Law, each of the Parent Companies and the Company shall use (and shall cause each of their respective subsidiaries to use, as applicable) all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement,
(ii) obtain from any Governmental Entities or other third parties any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Parent Companies or the Company or any of their subsidiaries, as applicable, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the Securities Act and the Exchange Act and the rules and regulations thereunder, and any other applicable federal or state securities laws, (B) the HSR Act and (C) any other applicable Law; provided that the parties shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the nonfiling party and its advisors prior to filings and, if requested, shall accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and the Parent Companies shall furnish all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement or the Registration Statement) in connection with the transactions contemplated by this Agreement. Parent and the Company shall request early termination of the waiting period with respect to the Merger under the HSR Act.

    (b) The Parent Companies and the Company agree to cooperate with respect to, and shall cause each of their respective subsidiaries to cooperate with respect to, and agree to use all reasonable efforts vigorously to contest and resist, any action, including legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (an "Order"), of any Governmental Entity that is in effect and that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including, without limitation, by vigorously pursuing all available avenues of administrative and judicial appeal and all available legislative action.

    (c) Each of the Parent Companies and the Company shall give (or shall cause their respective subsidiaries to give, as applicable) any notices to third parties, and use (and cause their respective subsidiaries to use, as applicable) all reasonable efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (ii) otherwise required under any Material Contracts, Company Permits or other agreements in connection with the consummation of the transactions contemplated hereby or (iii) required to prevent a Company Material Adverse Effect from occurring prior to the Effective Time or a Parent Material Adverse Effect from occurring after the Effective Time. In the event that any party shall fall to obtain any third party consent described above and the parties agree to consummate the Merger without such consent, such party shall use its best efforts, and shall take any such actions reasonably requested by the other parties, to limit the adverse effect upon the Company and Parent, their respective subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

    (d) Each of the Parent Companies and the Company shall promptly notify the other of (i) any material change in its current or future business, financial condition or results of operations, (ii) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Governmental Entities with respect to its business or the transactions contemplated hereby, (iii) the institution or the threat of material litigation involving it or any of its subsidiaries or (iv) any event or condition that might reasonably be expected to cause any of its representations, warranties, covenants or agreements set forth herein not to be true and correct in all material respects at the Effective Time.

    SECTION 5.07.  POOLING; TAX TREATMENT.

    (a) Each party hereto shall use all reasonable efforts to cause the Merger to be treated for financial accounting purposes as a Pooling Transaction, and shall not knowingly take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from being treated for financial accounting purposes as a Pooling Transaction.

    (b) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not knowingly take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions which could prevent the Merger from qualifying as a reorganization under the provisions of
Section 368(a) of the Code.

    SECTION 5.08. PUBLIC ANNOUNCEMENTS. Each party hereto shall consult with the other parties hereto before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as otherwise required by applicable Law or the rules of the NYSE. The press release announcing the execution and delivery of this Agreement shall be a joint press release of Parent and the Company.

    SECTION 5.09. NYSE LISTING. Parent shall use all reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing (subject to official notice of issuance) on the NYSE prior to the Effective Time.

    SECTION 5.10. MERGER SUB. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Parent) or Liabilities.

    SECTION 5.11. EMPLOYEE BENEFIT PLANS. On and after the Closing Date, Parent shall cause the Company to take all such actions as are necessary so that
(i) for not less than six months after the Closing Date, employees of the Company or its subsidiaries during such period will be provided employee benefits and similar plans and programs as will provide benefits which in the aggregate are not materially less favorable than those provided to such employees as of the date hereof, and (ii) those employment agreements listed in
SCHEDULE 3.11(C) of the Company Disclosure Statement are honored by the Company. Except as otherwise provided herein or pursuant to any collective bargaining agreement to which the Company is a party, Parent may terminate, amend, suspend or modify any employee benefits or plans of the Company or any of its subsidiaries at any time.

    SECTION 5.12.  STOCK OPTION PLANS.

    (a) OPTION PLANS. Parent and the Company shall take such actions not inconsistent with the Merger being accounted for financial accounting purposes as a Pooling Transaction, including (with respect to the Company) the amendment of its existing option plans and any options outstanding thereunder (the "Stock Options") to permit Parent to assume, and Parent shall assume, effective at the Effective Time, the Stock

Options that remain unexercised in whole or in part as of the Effective Time and substitute 229,068 shares of Parent Common Stock (assuming all 420,000 Stock Options remain unexercised in whole) with a per share exercise price of $10.08 for the shares of the Company Common Stock purchasable under the assumed Stock Options (the "Assumed Options"), which assumption and substitution shall not give the optionee additional benefits which the optionee did not have under the Stock Options before such assumption and shall be assumed on the same terms and conditions as the Stock Options being assumed, subject to the foregoing; provided, however, if the Top-Up Notice referred to in SECTION 8.02 shall have been delivered by Parent, the Assumed Options shall be for a number of shares of Parent Common Stock equal to (x) 229,068 times (y) $36.00 and divided by (z) the Average Price and the per share exercise price shall be equal to (x) $10.08 times (y) the Average Price and divided by (z) $36.00. Parent acknowledges that upon assumption pursuant to this SECTION 5.12 the Assumed Options will be fully vested and exerciseable.

    (b) REGISTRATION. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of the Assumed Options. As soon as practicable after the Effective Time (and in no event later than sixty days after the Effective Time), Parent shall file a registration statement on Form 8 (or other appropriate form) with respect to the shares of Parent Common Stock subject to the Assumed Options (to the extent such shares are not covered by a previously filed registration statement), shall use its best efforts to maintain the effectiveness of such registration statement for so long as any of the Assumed Options remain outstanding, and shall cause the shares of Parent Common Stock to be issued upon the exercise of the Stock Options to be approved for listing on the NYSE.

    SECTION 5.13. BUY-SELL AGREEMENTS. The Company shall terminate on or before the Closing Date without any liability to the Company all existing buy-sell agreements to which it is a party covering any shares of the capital stock of the Company.

    SECTION 5.14. NOTES. The Company shall repay in full the indebtedness relating to those certain notes listed on SCHEDULE 5.14 to the Company Disclosure Statement on or prior to the Effective Time.

                                   ARTICLE VI
                             ADDITIONAL AGREEMENTS

    SECTION 6.01.  SHAREHOLDER APPROVAL AND MEETING OF SHAREHOLDERS.

    (a) The Company shall, promptly after the date of this Agreement, take all actions necessary in accordance with Michigan Law and its charter and bylaws to convene a special meeting of the Company's shareholders to approve this Agreement and the Merger (the "Shareholders Meeting"), and the Company shall consult with Parent in connection therewith and coordinate the timing of such meeting with the distribution of the Registration Statement and the Proxy Statement (as defined below). Subject to SECTION 5.04(B), the Company shall use all reasonable efforts to solicit from shareholders of the Company proxies in favor of the approval and adoption of this Agreement and to secure the vote of shareholders required by Michigan Law and its charter and bylaws to approve and adopt this Agreement.

    (b) Notwithstanding the foregoing, in the event that the Board of Directors of the Company receives a proposal for a Competing Transaction that, in the exercise of their fiduciary obligations (as determined in good faith by the Board of Directors after consultation with outside counsel), they determine to be a Superior Transaction (as defined below), the Board of Directors may withdraw or modify its approval or recommendation of this Agreement or the Merger, approve or recommend any such Superior Transaction, or enter into an agreement with respect to such Superior Transaction and terminate this Agreement. For purposes of this Agreement, a "Superior Transaction" means any Competing Transaction the terms of which the Board of Directors determines in their good faith reasonable judgment (after reviewing the advice of, and consultation with, its financial advisor and legal counsel) to be more favorable to the Company's shareholders than the transactions contemplated by this Agreement.

    SECTION 6.02.  REGISTRATION STATEMENT; PROXY STATEMENT.

    (a) As promptly as practicable after the execution of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (such registration statement, together with any amendments thereof or supplements thereto, being the "Registration Statement"), including a proxy statement and form of proxy for shareholders of the Company (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's shareholders, the "Proxy Statement"), in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger and, to the extent permitted under applicable Law, the Parent Common Stock to be issued upon the exercise of the Stock Options. Parent will promptly respond to any comments from the SEC and will use its best efforts to cause the Registration Statement to be declared effective as promptly as practicable, and shall take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger. The Company shall furnish to Parent all information concerning it and the holders of the Company's capital stock as Parent may reasonably request in connection with such actions. Subject to SECTION 5.04(B), the Proxy Statement shall include the recommendation of the Company's Board of Directors in favor of the Merger and adoption of this Agreement.

    (b) Parent shall provide the Company the opportunity to review and comment on each form of Registration Statement and Proxy Statement, each amendment and supplement thereto, and each responsive correspondence to the SEC, in each case at a reasonable time before filing with or sending to the SEC. In addition, Parent shall provide to the Company copies of all correspondence to and from the SEC concerning the Registration Statement or Proxy Statement and any amendment or supplement thereto. Parent shall include in the Registration Statement and Proxy Statement and each amendment and supplement thereto information relating to the Company and its subsidiaries only as authorized by the Company or as required by applicable Law. Parent shall promptly notify the Company of any stop orders or threatened stop orders with respect to the Registration Statement or Proxy Statement.

    (c) The information supplied by the Company for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Company for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any supplements thereto) is first mailed to shareholders at the time of the Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its affiliates, or its or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, the Company shall promptly inform Parent thereof in writing.

    (d) The information supplied by the Parent Companies for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information supplied by the Parent Companies for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any supplements thereto) is first mailed to shareholders at the time of the Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or any of its affiliates, or to their respective officers or directors, should be discovered by Parent that should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement Parent shall promptly inform the Company thereof in writing. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

    SECTION 6.03. INDEMNIFICATION. From and after the Effective Time, Parent shall and shall cause the Surviving Corporation (including, if necessary, providing the Surviving Corporation with sufficient funds) to, exculpate, indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and its subsidiaries (the "Company Indemnified Parties") against all losses, claims, damages, expenses or Liabilities arising out of or related to any acts or omissions, or alleged acts or omissions, occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to the advancement of expenses) provided for in the Company's or any such subsidiary's charter or bylaws (or similar organization documents), agreements in effect as of the date hereof or applicable Law. Any determination required to be made with respect to whether a Company Indemnified Party is entitled to such indemnification under the applicable charter or bylaws shall be made by independent counsel selected by the Company Indemnified Party reasonably satisfactory to Parent (whose reasonable fees and expenses shall be paid by Parent or the Surviving Corporation unless such independent counsel determines that such fees and expenses should be paid by the Company Indemnified Party, in which case they shall be paid by the Company Indemnified Party).

                                  ARTICLE VII
                               CLOSING CONDITIONS

    SECTION 7.01.  CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THIS
AGREEMENT. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the parties hereto, in whole or in part, to the extent permitted by applicable Law:

    (a) The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC. Parent shall have received all Blue Sky and other authorizations necessary to consummate the transactions contemplated by this Agreement.

    (b) This Agreement and the Merger shall have been approved by the Requisite Shareholder Vote.

    (c) No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; and no such Governmental Entity shall have initiated or threatened to initiate any proceeding seeking any of the foregoing.

    (d) The applicable waiting period under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired or been terminated.

    (e) Parent and the Company shall have been advised in writing by Deloitte & Touche, LLP on the Closing Date that the Merger should be treated for financial accounting purposes as a Pooling Transaction.

    SECTION 7.02.  ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE PARENT
COMPANIES. The obligations of the Parent Companies to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Parent, in whole or in part:

    (a) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date and except, with respect to representations and warranties of the Company that are not subject to a CMAE qualification (other than the representations and warranties contained in the first and fifth sentences of SECTION 3.03(A), which must be true and correct in all material respects), where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate with all such failures, a CMAE). The Parent Companies shall have received a certificate of the Company signed by the President and the Chief Financial Officer and dated the Closing Date, to such effect.

    (b) The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. The Parent Companies shall have received a certificate of the Company signed by the President and the Chief Financial Officer and dated the Closing Date, to that effect.

    (c) Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the current or future business, financial condition or results of operations of the Company and its subsidiaries taken as a whole having or reasonably likely to have a Company Material Adverse Effect. The Parent Companies shall have received a certificate of the Company signed by the President and the Chief Financial Officer and dated the Closing Date, to such effect.

    (d) There shall not have been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity in connection with the grant of a regulatory approval or consent necessary, in the reasonable judgment of Parent, to the continuing operation of the current or future business of the Company, which imposes any condition or restriction upon the Parent Companies or the business or operations of the Company which, in the reasonable judgment of Parent, would be materially burdensome in the context of the transactions contemplated by this Agreement.

    (e) Hughes & Luce, L.L.P. shall have delivered to Parent its written opinion substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of section 368(a) of the Code, (ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of section 368(b) of the Code, and (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

    (f) The holder of all of the Company's outstanding stock options shall have consented to the assumption pursuant to SECTION 5.12 of all such options.

    (g) Counsel to the Company shall have delivered a written legal opinion to Parent, in form and substance satisfactory to Parent and its counsel, covering the matters set forth in EXHIBIT C.

    (h) The Company shall have obtained each consent and approval necessary in order that the transactions contemplated hereby do not constitute a breach or violation of, or result in a right of termination or acceleration of any encumbrance on any portion of the Company's assets, any Material Contract, or any license, or franchise of the Company or Company Permit, other than any such breach, violation, termination or acceleration that would not reasonably be expected to have a CMAE. The Parent Companies shall have received a certificate of the Company signed by the President and the Chief Financial Officer and dated the Closing Date, to such effect.

    (i) Parent shall have received a certificate no later than two days prior to Closing Date from the Company signed by the President and Chief Financial Officer of the Company setting forth the estimated amount of the Company's Expenses.

    (j) All proceedings taken by the Company and all instruments executed and delivered by the Company on or prior to the Closing Date in connection with the transactions herein contemplated shall be reasonably satisfactory in form and substance to Parent.

    SECTION 7.03. ADDITIONAL CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by the Company, in whole or in part:

    (a) The representations and warranties of the Parent Companies contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date and except, with respect to the representations and warranties of the Parent Companies that are not subject to a PMAE qualification, where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate with all such failures, a PMAE). The Company shall have received a certificate of Parent signed by the Chief Executive Officer and the Chief Financial Officer and dated the Closing Date, to such effect.

    (b) The Parent Companies shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date. The Company shall have received a certificate of Parent signed by the Chief Executive Officer and the Chief Financial Officer and dated the Closing Date, to that effect.

    (c) All of the shares of Parent Common Stock to be issued hereunder shall have been registered under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and such shares of Parent Common Stock shall have been authorized for listing, subject to official notice of issuance, on the NYSE.

    (d) Counsel to the Parent Companies shall have delivered a written legal opinion to the Company, in form and substance satisfactory to the Company and its counsel, covering the matters set forth in EXHIBIT D.

    (e) Since the date of this Agreement, there shall have been no change, occurrence or circumstance in the business, financial condition or results of operations of Parent and its subsidiaries taken as a whole having or reasonably likely to have a Parent Material Adverse Effect. The Company shall have received a certificate of Parent signed by the President and the Chief Financial Officer and dated the Closing Date, to such effect.

    (f) The person listed in SCHEDULE 7.03(F) to the Company Disclosure Statement shall have been elected to the Board of Directors of Parent effective immediately after the Effective Time.

    (g) Warner Norcross and Judd LLP shall have delivered to the Company its written opinion substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of section 368(a) of the Code, (ii) Parent, Merger Sub and the Company will each be a party to that reorganization within the meaning of section 368(b) of the Code, (iii) Parent, Merger Sub and the Company will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger, (iv) no gain or loss will be recognized by the shareholders of the Company who receive shares of Parent Common Stock in the Merger, except to the extent of any cash received in lieu of a fractional share of Parent Common Stock, (v) the basis of Parent Common Stock to be received by shareholders of the Company will, in each instance, be the same as the basis of the respective shares of the Company Common Stock surrendered in exchange therefor, (vi) the holding period of the Parent Common Stock to be received by shareholders of the Company will, in each instance, include the period during which the

Company Common Stock surrendered in exchange therefor was held, provided that the Company Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of the Company at the Effective Time, and (vii) no gain or loss will be recognized by the holder of the Stock Options by reason of the substitution pursuant to SECTION 5.12 hereof of shares of Parent Common Stock purchasable under such Stock Options.

    (h) All proceedings taken by the Parent Companies and all instruments executed and delivered by the Parent Companies on or prior to the Closing Date in connection with the transactions herein contemplated shall be reasonably satisfactory in form and substance to the Company.

                                  ARTICLE VIII
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 8.01. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the shareholders of the Company:

    (a) by mutual consent of Parent and the Company;

    (b) by Parent, if the Company shall have failed to perform in any material respect any of it covenants or agreements set forth in this Agreement, or (i) if the representations and warranties set forth in the first and fifth sentences of
SECTION 3.03(A) shall not be true and correct in all material respects, (ii) if any of the representations or warranties of the Company set forth in this Agreement that are subject to a CMAE qualification shall not be true and correct or (iii) if any such representations and warranties that are not so qualified (other than the representations and warranties contained in the first and fifth sentences of SECTION 3.03(A)) shall not be true and correct and such failure would reasonably be expected to have, individually or in the aggregate with all such failures, a CMAE, in either case such that the conditions set forth in SECTIONS 7.02(A) or (B), as the case may be, would be incapable of being satisfied by February 28, 1998; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this SECTION 8.01(B);

    (c) by the Company, if the Parent Companies shall have failed to perform in any material respect any of it covenants or agreements set forth in this Agreement, or if any of the representations or warranties of the Parent Companies set forth in this Agreement that are subject to a PMAE qualification shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct and such failure would reasonably be expected to have, individually or in the aggregate with all such failures, a PMAE, in either case such that the conditions set forth in SECTIONS 7.03(A) or (B) of this Agreement, as the case may be, would be incapable of being satisfied by February 28, 1998; provided, that in any case, a willful material breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 8.01(c);

    (d) by either Parent or the Company if there shall be any Order which is final and nonappealable preventing the consummation of the Merger, except if the party relying on such Order to terminate this Agreement has not complied with its obligations under SECTION 5.06(B) of this Agreement;

    (e) by either Parent or the Company if the Merger shall not have been consummated before February 28, 1998;

    (f) by either Parent or the Company if this Agreement and the Merger shall fail to receive the Requisite Shareholder Vote;

    (g) by Parent, if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger referred to in SECTION 6.02(A) in a manner adverse to Parent or shall have resolved to do any of the foregoing; (ii) the Board of Directors of the Company shall have recommended any Competing Transaction or shall have resolved to do so; or (iii) the Company enters into a letter of intent or a definitive agreement for a Competing Transaction;

    (h) by the Company, if the Board of Directors of the Company (i) withdraws its recommendation of the Merger referred to in SECTION 6.02(A) if there exists at such time a Superior Transaction, or (ii) recommends approval or acceptance of a Superior Transaction, in each case only if the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with their fiduciary duties under applicable Law; or

    (i) in accordance with SECTION 8.02.

    The right of any party hereto to terminate this Agreement pursuant to this
SECTION 8.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    SECTION 8.02. TERMINATION INTENT NOTICE; TOP UP RIGHTS. If the Average Price is less than $36.00, the Company shall have the right to terminate this Agreement or to request Parent (the "Top Up Request"), notwithstanding SECTION 2.01(A), to increase the Common Stock Merger Consideration (the "Adjusted Consideration") to a number of shares equal to $68,800,000 divided by the Average Price. The Top-Up Request shall be delivered to Parent in writing no later than 9:00 a.m. Michigan time on the Closing Date. If the Company delivers a Top-Up Request, the Closing shall be postponed for two business days and Parent shall have the right to give notice to the Company (the "Top-Up Notice") that Parent elects (notwithstanding SECTION 2.01(A)) to proceed with the Merger at the Adjusted Consideration. The Top-Up Notice shall be delivered to the Company in writing no later than 9:00 a.m. Michigan time on the business day immediately following the day on which the Company delivered the Top-Up Request. If Parent has not delivered a Top-Up Notice by the above deadline, the Company shall have the right to give notice to Parent (the "Closing Notice") that, notwithstanding its delivery of the Top-Up Request, the Company elects to proceed with the Merger without adjustment to the Common Stock Merger Consideration on the terms and conditions set forth in this Agreement. The Closing Notice shall be delivered to Parent in writing no later than 6:00 p.m. Michigan time on the business day prior to the Closing Date (as delayed above). If the Company has not delivered the Closing Notice by the above deadline, this Agreement shall terminate without further action by any of the parties.

    SECTION 8.03.  EFFECT OF TERMINATION.  Except as provided in SECTION 8.06 or
SECTION 9.01(B), in the event of the termination of this Agreement pursuant to
SECTION 8.01 or SECTION 8.02, this Agreement shall forthwith become void, there shall be no liability on the part of the parties to the other parties and all rights and obligations of any party hereto shall cease, except that nothing herein shall relieve any party of any liability for any willful breach of such party's representations, warranties, covenants or agreements contained in this Agreement, and each party hereby irrevocably waives and releases any other claim that may exist upon such termination.

    SECTION 8.04. AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors, as applicable, at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after approval of the Merger by the Requisite Shareholder Vote no amendment may be made, which under applicable Law may not be made without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 8.05. WAIVER. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of any other party hereto, (b) waive any inaccuracies in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by any other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. For purposes of this SECTION 8.05, the Parent Companies as a group shall be deemed to be one party.

    SECTION 8.06.  FEES, EXPENSES AND OTHER PAYMENTS.

    (a) Except as provided in this SECTION 8.06(B), all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such Expenses.

    (b) The Company agrees that if this Agreement is terminated pursuant to
SECTION 8.01(G) or (h) and the Parent Companies are not in material breach of any material representation, warranty, covenant or agreement of the Parent Companies contained herein, then the Company shall pay to Parent a fee of $500,000, and reimburse all of Parent's Expenses up to $500,000, plus, if the foregoing fees are payable and any Competing Transaction is consummated within one hundred eighty (180) days after such termination, then the Company shall pay in addition to the foregoing a fee of $4,000,000.

    (c) Any payment required to be made pursuant to SECTION 8.06(B) shall be made as promptly as practicable but not later than three business days after request or termination of this Agreement or consummation of any Competing Transaction, as the case may be, and shall be made by wire transfer of immediately available funds to an account designated by Parent.

                                   ARTICLE IX
                               GENERAL PROVISIONS

    SECTION 9.01.  EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS.

    (a) None of the representations or warranties in this Agreement or any instrument delivered pursuant to this Agreement will survive the Effective Time. The covenants and agreements of the parties hereto and the Surviving Corporation will survive the Effective Time without limitation (other than those that, by their terms, contemplate a shorter survival period). The representations and warranties set forth in ARTICLE III (including the Company Disclosure Statement thereto) constitute the only representations and warranties of the Company in connection with this Agreement and the transactions contemplated hereby. If either of the Parent Companies or any Parent Representative, on the one hand, or the Company or any Company Representative, on the other, knows on or before the date of this Agreement of facts, conditions or circumstances that as they are actually known to exist (and without any further developments, events or circumstances) constitute a breach of any representations or warranties made in or in connection with this Agreement by the Company or the Parent Companies, as the case may be, such representations and warranties shall be deemed to be qualified to the extent of such knowledge.

    (b) Nothing herein shall be construed to cause the Confidentiality Agreement to terminate upon the termination of this Agreement pursuant to ARTICLE VIII.

    SECTION 9.02. NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or sent by electronic transmission to the facsimile number specified below:

           If to any of the Parent Companies,
(a)        to:

           Suiza Food Corporation
           3811 Turtle Creek Boulevard
           Suite 1300
           Dallas, Texas 75219
           Attention: Gregg L. Engles
           Facsimile: (214) 528-9929

with a copy to:

           Hughes & Luce, L.L.P.
           1717 Main Street
           Suite 2800
           Dallas, Texas 75201
           Attention: Alan J. Bogdanow
           Facsimile: (214) 939-6100

(b)        If to the Company, to:

           Country Fresh, Inc.
           2555 Buchanan Avenue, SW
           Grand Rapids, Michigan 49518
           Attention: Delton Parks
           Facsimile: (616) 243-5926

with a copy to:

           Warner Norcross & Judd LLP
           900 Old Kent Building
           111 Lyon Street, N. W.
           Grand Rapids, Michigan 49503
           Attention: Tracy T. Larsen
           Facsimile: (616) 752-2510

    Any such notice shall be effective upon receipt if personally delivered or telecopied, or one business day after delivery to a courier for next-day delivery, or three business days after delivery by mail. Any party or other recipient may from time to time change its address and facsimile number for purposes of this Agreement by providing notice of such change as provided above; PROVIDED, HOWEVER, that no notice of a change in address or facsimile number shall be effective against a party that does not actually receive the notice.

    SECTION 9.03. CERTAIN DEFINITIONS. For the purposes of this Agreement, the term:

    (a) "affiliate" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.

    (b) "Average Price" means the weighted average price of all transactions in Parent Common Stock on the NYSE as reported on the Bloomberg Financial Markets System (or an equivalent system) for the three (3) trading days immediately prior to the Closing Date. If the Closing is postponed following the Company's delivery of a Top-Up Request pursuant to SECTION 8.02, the Average Price shall not be recomputed.

    (c) a person shall be deemed a "beneficial owner" of or to have "beneficial ownership" of the Company Common Stock or Parent Common Stock, as the case may be, in accordance with the interpretation of the term "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act, as in effect on the date hereof; provided that a person shall be deemed to be the beneficial owner of, and to have beneficial ownership of, the Company Common Stock or Parent Common Stock, as the case may be, that such person or any affiliate of such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise.

    (d) "business day" means any day other than a day on which banks in the State of Texas are authorized or obligated to be closed.

    (e) "control" (including the terms "controlled," "controlled by," and "under common control with") means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

    (f) "Expenses" shall include all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) reasonably incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy Statement, the solicitation of shareholder approval and all other matters related to the consummation of the transactions contemplated hereby.

    (g) "knowledge", "known" or "knows" means with respect to any matter in question, if an executive officer of the Company or Parent, as the case may be, has actual knowledge of such matter.

    (h) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as used in Section 13(d) of the Exchange Act).

    (i) "subsidiary" or "subsidiaries" of the Company, Parent, the Surviving Corporation or any other person, means any corporation, partnership, joint venture or other legal entity of which the Company, Parent, the Surviving Corporation or any such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    (j) "Tax" or "Taxes" means any and all taxes, charges, fees, levies, assessments, duties or other amounts payable to any federal, state, local or foreign taxing authority or agency, including, without limitation, (i) income, franchise, profits, gross receipts, minimum, alternative minimum, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, excise, stamp, windfall profits, transfer and gains taxes, (ii) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (iii) interest, penalties and additions to tax imposed with respect thereto.

    (k) "trading day" means any day that the Parent Common Stock is traded on the NYSE.

    SECTION 9.04. HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section references herein are, unless the context otherwise requires, references to sections of this Agreement.

    SECTION 9.05. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or to the shareholders of the Company. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible and acceptable to each party.

    SECTION 9.06. ENTIRE AGREEMENT. This Agreement (together with the Exhibits, the Company Disclosure Statement and the Parent Disclosure Statement) and the Confidentiality Agreement constitute the entire agreement of the parties, and supersede all prior agreements and undertakings, both written and oral, among the parties or between any of them, with respect to the subject matter hereof.

    SECTION 9.07. ASSIGNMENT. This Agreement shall not be assigned by operation of Law or otherwise.

    SECTION 9.08. PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; PROVIDED, HOWEVER, that SECTIONS 5.11, 5.12 and 6.03 hereof shall be for the benefit of, and shall be enforceable by, the described beneficiaries thereto and their heirs, legal representatives, successors and assigns.

    SECTION 9.09. SPECIFIC PERFORMANCE. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

    SECTION 9.10. FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise expressly provided herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

    SECTION 9.11. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Law, except to the extent that the Laws of Michigan mandatorily apply.

    SECTION 9.12. COUNTERPARTS. This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                SUIZA FOODS CORPORATION

                                                By:               /s/ GREGG L. ENGLES
                                                           --------------------------------
                                                Name:               Gregg L. Engles
                                                             CHAIRMAN AND CHIEF EXECUTIVE
                                                Title:                  OFFICER

                                                CF ACQUISITION CORP.

                                                By:               /s/ GREGG L. ENGLES
                                                           --------------------------------
                                                Name:               Gregg L. Engles
                                                             PRESIDENT AND CHIEF EXECUTIVE
                                                Title:                  OFFICER

                                                COUNTRY FRESH, INC.

                                                By:                /s/ DELTON PARKS
                                                           --------------------------------
                                                Name:                Delton Parks
                                                Title:                 PRESIDENT

                          COMPANY DISCLOSURE STATEMENT

Schedule 3.01(i)       Organization and Qualification
Schedule 3.01(ii)      Subsidiaries
Schedule 3.03(a)       Reserved Capital Stock
Schedule 3.03(b)(i)    Options, Warrants, Etc.
Schedule 3.03(b)(ii)   Repurchase and Redemption Rights, Guaranties, Etc.
Schedule 3.03(b)(iii)  Capital Stock of Other Entities
Schedule 3.03(b)(iv)   Arrangements Involving Payments Based on Revenues or Earnings
Schedule 3.03(c)       Record Holders of Capital Stock and Options
Schedule 3.05(a)       No Conflict
Schedule 3.05(b)       Required Filings and Contracts
Schedule 3.06          Permits; Compliance
Schedule 3.08(i)       Absence of Certain Changes or Events
Schedule 3.08(ii)      Capital Budget
Schedule 3.09          No Undisclosed Liabilities
Schedule 3.10          Absence of Litigation
Schedule 3.11(a)       Employee Benefit Plans
Schedule 3.11(b)       Representations Regarding Coverage; Effects of Transaction
Schedule 3.11(c)       Commitments with Directors, Officers, Agents, and Employees
Schedule 3.11(e)       Employee Pension Benefits Plans
Schedule 3.11(g)       Parachute Payments
Schedule 3.11(h)       Material Unfunded or Underfunded Liabilities Under Employee Plans
Schedule 3.11(j)       Collective Bargaining Agreements; Impairment of Business
Schedule 3.11(k)       Material Agreements Relating to Labor
Schedule 3.11(l)       Defined Benefit Plans
Schedule 3.11(m)       Multiemployer Plans
Schedule 3.12(a)       Tax Returns
Schedule 3.12(b)       Unaudited Tax Returns
Schedule 3.12(c)       Extensions of Time for Filings
Schedule 3.12(d)       Audits, Proceedings, Etc.
Schedule 3.12(i)       Partnership Tax Returns; Foreign Entities
Schedule 3.12(j)       Safe-Harbor Leases; Tax-Exempt Use Property or Bond Financed Property
Schedule 3.12(l)       Affiliated Groups of Corporations
Schedule 3.14          Affiliates
Schedule 3.16(a)       Compliance with Environmental Laws
Schedule 3.16(b)       Actions, Investigations, Etc. Under Environmental Laws
Schedule 3.16(c)       Notices, Permits, Licenses, Etc. Required by Environmental Laws
Schedule 3.16(d)       Financial Responsibility Requirements Under Environmental Laws
Schedule 3.16(e)       Conditions Giving Rise to Remedial Obligations
Schedule 3.16(f)       Transportation and Disposal of Hazardous Substances
Schedule 3.16(g)       Exposures to and Releases of Hazardous Substances
Schedule 3.18          Brokers

Schedule 3.19          Insurance
Schedule 3.20(a)       Real Estate
Schedule 3.20(b)       Liens and Encumbrances
Schedule 3.21(a)       Material Contracts
Schedule 3.21(d)       Material Consents
Schedule 3.22(i)       Relationships with Principal Customers and Suppliers
Schedule 3.22(ii)      Ownership of Competitors, Customers, and Suppliers
Schedule 3.23          Intellectual Property Rights
Schedule 5.14          Notes
Schedule 7.03(f)       Directors

Attachment 3.03(c)     Common and Preferred Shareholders
Attachment 3.08(ii)    Capital Budget
Attachment 3.19        Insurance
Attachment 3.20(b)     UCC and Tax Lien Searches
Attachment 3.23        Tradenames and Service Marks
Attachment 5.14        Notes

                                PARENT DISCLOSURE STATEMENT

Schedule 4.03(a)(i)    Reserved Capital Stock
Schedule 4.03(a)(ii)   Subsidiaries
Schedule 4.03(b)(i)    Options, Warrants, Etc.
Schedule 4.03(b)(ii)   Repurchase and Redemption Rights
Schedule 4.03(b)(iii)  Voting Arrangements
Schedule 4.05          No Conflict; Required Filings and Consents
Schedule 4.08          Absence of Certain Changes or Events
Schedule 4.09          Absence of Litigation
Schedule 4.14          Environmental Matters

                                                                      APPENDIX B

                         [The Ohio Company Letterhead]

Member New York Stock Exchange

Corporate Finance Department

                                          September 18, 1997

The Board of Directors
Country Fresh, Inc.
2555 Buchanan Ave. SW
Grand Rapids, Michigan 49518

Gentlemen:

You have requested our opinion, as investment bankers, as to the fairness to the holders of outstanding shares of capital stock of Country Fresh, Inc. (the "Company") of the consideration proposed to be paid to such holders pursuant to the Agreement and Plan of Merger dated as of September 18, 1997 by and among the Company, Suiza Foods Corporation ("Suiza") and CF Acquisition Corp., a wholly-owned subsidiary of Suiza (the "Merger Agreement").

The Merger Agreement provides, subject to the satisfaction of various conditions, for the merger of CF Acquisition Corp. into the Company (the "Merger"). Upon consummation of the Merger, each outstanding share of common stock, no par value, of the Company will be converted into the right to receive
0.5454 of a share of Suiza common stock, and each outstanding share of Series A preferred stock, $320 stated value, of the Company will be converted into the right to receive one share of Suiza preferred stock having identical terms.

We have acted as a financial advisor to the Company and will receive a fee for our services which is contingent upon the consummation of the Merger.

For the purpose of arriving at our opinion, we have reviewed or considered, among other things, the following:

      (i) the Merger Agreement, and the negotiations relating thereto in which we have participated;

     (ii) the audited financial statements of the Company, for the fiscal years ending 1992, 1993, 1994, 1995, 1996, 1997;

    (iii) the annual divisional unaudited financial statements of the Company for the fiscal years ending 1992, 1993, 1994, 1995, 1996, 1997;

     (iv)  the Company's consolidated budgeted plan for the fiscal year ending
           March 1998;

      (v) certain internal information, primarily financial in nature, concerning the business and operations of the Company;

     (vi)  the audited annual report and 10-K for Suiza for the year ended
           December 31, 1996;

    (vii)  certain publicly available information concerning Suiza;

   (viii) certain public information concerning merger and acquisition transactions of Suiza as well as among companies engaged in the dairy business and related businesses during 1996 and 1997;

     (ix) meetings and discussions with certain officers and employees of the Company and Suiza concerning the financial condition of both companies; and

      (x) other such studies, analyses, investigations and information as we deemed necessary or appropriate.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information which was provided to us by the Company or was publicly available. However, we have no reason to believe that any such information is not accurate or complete. We were not requested to solicit and did not solicit other purchasers for the Company. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date thereof.

Based on the foregoing and such other matters we considered relevant, it is our opinion that, as of the date hereof, the consideration to be received by the holders of the Company's common stock and Series A Preferred Stock in the Merger is fair to such holders from a financial point of view.

                                Very truly yours,

                                /s/ ROBERT A. COREA
                                ------------------------------------------
                                Robert A. Corea
                                VICE PRESIDENT

                                                                      APPENDIX C

                      MICHIGAN DISSENTERS' RIGHTS STATUTE

Section 761--As used in sections 762 to 774:

        (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

        (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.

        (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.

        (d) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

        (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans of, if none, at a rate that is fair and equitable under all the circumstances.

        (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

        (g) "Shareholder" means the record or beneficial shareholder.

Section 762--(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

        (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.

        (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

        (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but in including a sale pursuant to court order.

        (d) An amendment of the articles giving rise to dissent pursuant to section 621.

        (e) A transaction giving rise to a right to dissent pursuant to section 754.

        (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

        (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.

    (2) Unless otherwise provided in the articles, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:

        (a) Any corporate action set forth in subsection (1)(a) to (e) as to share which are listed on a national securities exchange or held of record by not less than 2,000 persons on the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders at which the corporate action is to be acted upon.

        (b) A transaction described in subsection (1)(a) in which shareholders receive cast or shares that satisfy the requirements of subdivision (a) or any combination thereof.

        (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.

        (d) A transaction described in subsection (1)(c) which is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.

    (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

    (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

Section 763--(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficiallyowned by any 1 person and notifies the corporation in writing of the name and address of each person on whose beneficially owned he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

    (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:

        (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

        (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

Section 764--(1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

    (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholder entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

Section 765--(1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.

    (2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment for his or her shares under this act.

Section 766--(1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.

    (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:

        (a) State where the payment demand must be sent and where and when certificates for shares must be deposited.

        (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.

        (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.

        (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

Section 767--(1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.

    (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

    (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

Section 768--(1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.

    (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

Section 769--(1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

    (2) The payment must be accompanied by all of the following:

        (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available at the latest interim financial statements.

        (b) A statement of the corporation's estimate of the fair value of the shares.

        (c) An explanation of how the interest was calculated.

        (d) A statement of the dissenter's right to demand payment under section 772.

Section 770--(1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.

    (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

Section 771--(1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).

    (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment under section 772.

Section 772--(1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:

        (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

        (b) The corporation fails to make payments under section 769 within 60 days after the date set for demanding payment.

        (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.

    (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

Section 773--(1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the share and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state,it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.

    (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

Section 773a--(1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:

        (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.

        (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.

        (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.

        (d) To place witnesses under oath and to examine witnesses.

        (e) To provide for the taking of testimony by deposition.

        (f) To regulate the course of the proceeding.

        (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the witness or under his or her control, at a hearing before the referee or a a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

    (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.

    (3) The referee shall do all of the following:

        (a) Make a record and reporter's transcript of the proceeding.

        (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.

        (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.

    (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

Section 774--(1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall access the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

    (2) The court may also access the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:

        (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.

        (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.

    (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

                                                                      APPENDIX D

               EXCERPTS FROM THE JOINT PROXY STATEMENT/PROSPECTUS
                           FOR THE MORNINGSTAR MERGER


    The following excerpts are taken from the Joint Proxy Statement/Prospectus of Suiza Foods and Morningstar to be sent to the Suiza Foods and Morningstar stockholders in connection with the proposed Merger between a subsidiary of Suiza Foods and Morningstar. As used in this Appendix D, the "Merger" refers to the proposed merger between a subsidiary of Suiza Foods and Morningstar; "Morningstar Common Stock" refers to the common stock, $.01 par value per share, of Morningstar; "Morningstar Stockholders" and "Suiza Stockholders" refers to the stockholders of Morningstar and Suiza Foods, respectively; "Morningstar Option" refers to options to purchase Morningstar Common Stock; a "Substitute Option" refers to options to purchase Suiza Common Stock upon Suiza Foods' assumption of Morningstar Options; the "Exchange Ratio" refers to the .85 shares of Suiza Common Stock receivable for each share of Morningstar Common Stock in the Merger; the "Merger Agreement" refers to the Agreement and Plan of Merger, dated September 28, 1997, among Suiza Foods, SF Acquisition Corporation ("Sub") and Morningstar; the "Effective Time" refers to the effective time of the Merger; the "Morningstar Board" and the "Suiza Board" refer to the board of directors of Morningstar and Suiza, respectively; and "New Morningstar" refers to the surviving corporation in the Merger. Terms used in this Appendix D and not otherwise defined, have the meanings assigned to them elsewhere in this Proxy Statement/Prospectus.



                                   THE MERGER



GENERAL



    At the Effective Time of the Merger, Sub will be merged with and into Morningstar, with Morningstar surviving the Merger as a wholly owned subsidiary of Suiza Foods. In the Merger, each share of Morningstar Common Stock issued and outstanding immediately before the Effective Time (excluding those held in the treasury of Morningstar and those owned by Suiza Foods, Sub or any other subsidiary of Suiza Foods), without any action on the part of the holder thereof, will be converted into the right to receive 0.85 shares of Suiza Common Stock. Cash will be paid in lieu of fractional shares of Suiza Common Stock. The Merger will become effective at the date and time the Certificate of Merger is filed with the Secretary of State of the State of Delaware, which will occur as soon as practicable after receipt of requisite regulatory and stockholder approvals and fulfillment of the other conditions set forth in the Merger Agreement.



    Based on the number of shares of Suiza Common Stock and Morningstar Common Stock outstanding on September 30, 1997, the shares of Suiza Common Stock issued to Morningstar Stockholders in the Merger will constitute approximately 44.2% of the Suiza Common Stock outstanding after the Merger and the current Suiza Stockholders will hold approximately 55.8% of the Suiza Common Stock outstanding after the Merger. On the same basis, but also assuming that 1,911,075 additional shares of Suiza Common Stock are issued in the Country Fresh Merger, Morningstar Stockholders will hold approximately 41.4% of the Suiza Common Stock outstanding after the Merger.



    Each outstanding and unexercised Morningstar Option will be assumed by Suiza Foods in the Merger and converted into a Substitute Option. Approximately 2,957,987 shares of Suiza Common Stock will be subject to Substitute Options, based on the number of shares of Morningstar Common Stock subject to the Morningstar Options as of September 30, 1997. The per share exercise price with respect to the Substitute Options will equal the exercise price with respect to the Morningstar Options divided by the Exchange Ratio.

    The Exchange Ratio is expressed in the Merger Agreement as a fixed ratio of
0.85 shares of Suiza Common Stock for each share of Morningstar Common Stock. Accordingly, the Exchange Ratio will not be adjusted in the event of any increase or decrease in the price of Suiza Common Stock or Morningstar Common Stock. The price of Suiza Common Stock at the Effective Time may vary from its price at the date of the Special Meetings. These variations may be the result of changes in the business, operations, or prospects of Suiza Foods or Morningstar, market assessments of the likelihood that the Merger will be consummated and the timing thereof, general market and economic conditions, and other factors.



BACKGROUND OF THE MERGER



    In April 1994, Morningstar sold its Florida-based fluid milk operation, Velda Farms Inc., to a predecessor of Suiza Foods for approximately $48 million in cash (after working capital adjustments) and $3 million in preferred stock issued by such predecessor of Suiza Foods. This sale concluded the divestiture of Morningstar's regional dairies, which were considered a distinct segment of its business. In March 1995, Suiza Foods redeemed the preferred stock issued in this transaction for its stated value plus accrued dividends.



    During the spring of 1995, representatives of Morningstar and representatives of Hicks, Muse & Co. Incorporated, now known as Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), met with representatives of Suiza Foods and one other bidder to discuss a possible sale of Morningstar. At that time, Hicks Muse controlled a majority of the voting stock of Morningstar through an investment partnership. In May 1995, Suiza Foods and the other bidder submitted acquisition proposals to the Morningstar Board. The Morningstar Board rejected both of these proposals and determined not to pursue a sale of Morningstar. Following this determination in July 1995, Hicks Muse caused the investment partnership which held shares in Morningstar to distribute these shares to the individual partners of the partnership, thereby relinquishing voting control of Morningstar and terminating any further discussions or activities, with Suiza Foods or other bidders, related to a possible sale of Morningstar.



    In early August of 1997, representatives of the management of Suiza Foods met with representatives of the management of Morningstar. At that meeting, the possibility was raised of a business combination between Morningstar and Suiza Foods in which Morningstar Stockholders would receive Suiza Common Stock having a current market value representing a significant premium to the then current market price of the Morningstar Common Stock. On August 14, 1997, the Morningstar Board authorized Morningstar management to pursue a possible transaction with Suiza Foods.



    From August 15 through September 26, representatives of Morningstar and Suiza Foods, including their respective legal and financial advisors, conducted a mutual exchange of business and financial information pursuant to confidentiality agreements executed on August 18, 1997 and negotiated the terms and conditions of a possible transaction. The Suiza Board discussed the possible transaction at a meeting held on August 29, 1997, and the Morningstar Board again discussed the possible transaction at a meeting held on September 26, 1997. During this time, Suiza Foods was also negotiating a merger transaction with Country Fresh. Suiza Foods and Country Fresh signed a merger agreement with respect to the Country Fresh Merger on September 18, 1997.



    The discussions and negotiations between Morningstar and Suiza Foods representatives were centered around the appropriate exchange ratios and possible "collar" mechanisms for an exchange ratio, the synergies and other benefits that could arise from a combination of Suiza Foods and Morningstar, and the terms of the Merger Agreement. Final negotiations were conducted from September 24 through 26, with agreement being reach on the Exchange Ratio of
0.85 on September 26, 1997, subject to approval by the respective Boards of Directors of Suiza Foods and Morningstar. On September 27, 1997 the legal advisors to Suiza Foods and Morningstar met and resolved outstanding issues on the Merger Agreement.



    On September 28, 1997, the respective boards of Suiza Foods and Morningstar separately met to consider the Merger and the Merger Agreement, and after receiving fairness opinions from their financial advisors, both the Suiza Board and the Morningstar Board approved the Merger and the Merger Agreement. Later that day, the parties executed the Merger Agreement, which was publicly announced on the morning of September 29, 1997 through a joint press release before the opening of trading of the NYSE and Nasdaq.



REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS



    SUIZA FOODS. The Suiza Board, based upon certain factors listed below, including the opinion of its financial advisor, concluded that the Merger is fair to and in the best interests of Suiza Foods and the Suiza Stockholders and unanimously approved the Merger and resolved to recommend that the Suiza Stockholders approve the Stock Issuance. It should be noted that one of the ten members of the Suiza Board was unable to attend the meeting at which the Suiza Board voted to recommend approval of the Stock Issuance. Accordingly, all references in this Joint Proxy Statement/Prospectus to the unanimous approval or recommendation of the Suiza Board shall mean that all members of the Suiza Board other than such one absent member concurred in such approval or recommendation.



    The Suiza Board believes that the merger will benefit Suiza Foods and the Suiza Stockholders in a number of respects, including the following: (i) the combined company will be the largest dairy company in the United States, and its size, geographic reach and breadth of product offerings will allow it to offer its customers more products, and to manufacture and deliver such products more efficiently, than Suiza Foods or Morningstar could independently; (ii) the branded character of Morningstar's product offerings will improve the gross margin of Suiza Foods' product offerings; (iii) growth in sales of Morningstar's branded and value-added product lines complement Suiza Foods' strategy of growing through acquisition; (iv) Morningstar's national infrastructure for manufacturing and distributing value-added dairy and non-dairy products should afford Suiza Foods greater synergies from rationalizing the manufacturing and distribution of value-added products of regional dairies acquired in the future;
(v) Morningstar's existing corporate infrastructure should allow Suiza Foods to avoid creating a duplicative infrastructure of its own to manage its rapidly expanding business; (vi) the additional cash flow from Morningstar's operations should reduce Suiza Foods' leverage, expand its borrowing capacity and reduce its borrowing costs and (vii) the issuance of Suiza Common Stock in the Merger should materially increase the float and liquidity of the Suiza Common Stock.



    In reaching its determination to recommend the Stock Issuance to Suiza Stockholders, the Suiza Board considered, among other things, the following factors and information:



  1. the judgment, advice and analyses of its management with respect to the strategic rationale behind the Merger and the financial and operational benefits and challenges of the Merger, based in part on the business, financial, accounting and legal due diligence performed with respect to Morningstar;



  2. the financial condition, results of operations, business, operations and assets of each of Suiza Foods and Morningstar and other financial information;



  3. the operational opportunities and challenges of operating Morningstar as a subsidiary of Suiza Foods and the management challenges associated with successfully integrating the businesses of two public companies as well as the many companies that have been acquired by Suiza Foods and Morningstar over the last several years;



  4. the strategic and competitive benefits of combining the two companies in the respective markets that Suiza Foods and Morningstar serve;



  5. current industry, economic and market conditions;



  6. the terms and conditions of the Merger Agreement;



  7. the opinion of its financial advisor;



  8. historical market prices and trading information with respect to Suiza Foods and Morningstar;

  9. the advice of Suiza Foods' independent accountants concerning the ability of Suiza Foods and Morningstar to account for the Merger as a pooling of interests for accounting purposes; and



 10. the advice of Suiza Foods' counsel that the Merger should be treated as a tax-free reorganization for federal income tax purposes.



    The foregoing discussion of the factors and information considered by the Suiza Board is not intended to be exhaustive. In view of the variety of factors and information considered by the Suiza Board in connection with its evaluation of the Merger, the Suiza Board did not find it practicable to assign, and did not assign, relative weights to the specific factors and information considered in reaching its conclusion that the Merger is in the best interests of Suiza Foods and the Suiza Stockholders. In addition, individual members of the Suiza Board may have given or assigned different weight to the factors and information listed above as well as any other factors and information considered in reaching their respective decisions. There can be no assurance that the expected benefits of the Merger will be achieved.



    MORNINGSTAR. The Morningstar Board, based upon, among other things, the factors listed below concluded that the Merger is fair to, and in the best interests of, Morningstar and the Morningstar Stockholders, unanimously approved the Merger, the Merger Agreement and the transactions contemplated thereby, and resolved to recommend that the Morningstar Stockholders approve the Morningstar Proposal. It should be noted that two members of the Morningstar Board were unable to attend the meetings of the Morningstar Board at which the Merger Agreement was discussed. Accordingly, all references in this Joint Proxy Statement/Prospectus to the unanimous approval or recommendation of the Morningstar Board with respect to the Merger, the Merger Agreement and the transactions contemplated thereby shall mean that all members of the Morningstar Board other than the two absent members concurred in such approval or recommendation.



    In determining to approve the Merger Agreement and to recommend that the Morningstar Stockholders approve the Morningstar Proposal, the Morningstar Board based its opinion as to the transactions contemplated in the Merger Agreement upon many different factors, including the following:



 (i) the judgment, advice and analyses of its management with respect to the strategic rationale behind the Merger and the financial and operational benefits and challenges of the Merger, based in part on the business, financial, accounting and legal due diligence performed with respect to Suiza Foods;



 (ii) current industry, economic, and market conditions;



 (iii) the financial condition, results of operations and cash flows of Morningstar and Suiza Foods on a historical basis and other financial information;



 (iv) the opinion of its financial advisor, to the effect that, as of the date of such opinion the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of Morningstar Common Stock;



 (v) the historical market prices and trading information in respect of Morningstar Common Stock and Suiza Common Stock;



 (vi) the terms and conditions of the Merger Agreement, including, without limitation, the requirement of Morningstar Stockholder approval and the fees that would be payable upon termination under certain circumstances; and



 (vii) the ability to consummate the Merger as a pooling-of-interests under generally accepted accounting principles and as a tax-free reorganization under Section 368(a) of the Code.



    The Morningstar Board believes the Merger offers Morningstar Stockholders an opportunity to participate in an entity that, following the Merger, will have a greater financial flexibility, better opportunities for growth and better financial outlook than Morningstar would have if it were to continue on a stand-alone basis. There can be no assurances, however, that the expected benefits of the Merger will be realized.

    The foregoing discussion of the factors and information considered by the Morningstar Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Morningstar Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination, and individual directors may have given differing weights to different factors.



ANTICIPATED ACCOUNTING TREATMENT



    The Merger is expected to be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. Under this accounting method, the historical financial information of Suiza Foods and Morningstar will be restated to reflect the combined financial position and operations of both companies. The combined financial position and operations may be adjusted to conform the accounting practices of the companies. Pursuant to the Merger Agreement, each of Suiza Foods and Morningstar has agreed to use its commercially reasonable efforts to cause the Merger to qualify for "pooling of interests" accounting treatment. Suiza Foods has agreed to use commercially reasonable efforts to obtain a letter from Deloitte & Touche LLP and Morningstar has agreed to use commercially reasonable efforts to obtain a letter from Arthur Andersen LLP, in each case, stating that the Merger will qualify for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement. Receipt of such written opinions is a condition to the consummation of the Merger. However, such opinions will not be binding on the Commission.



RESTRICTIONS ON RESALE BY AFFILIATES



    The shares of Suiza Common Stock to be received by Morningstar Stockholders in connection with the Merger will be registered under the Securities Act and, except as set forth in this paragraph, may be traded without restriction. The shares of Suiza Common Stock to be issued in connection with the Merger and received by persons who are deemed to be "affiliates" (as that term is defined in Rule 145 under the Securities Act) of Morningstar prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act (or, in the case of such persons who become affiliates of Suiza Foods, Rule 144 under the Securities Act) or as otherwise permitted under the Securities Act. Under guidelines published by the Commission, the sale or other disposition of Suiza Common Stock or Morningstar Common Stock by an affiliate of either Suiza Foods or Morningstar, as the case may be, during the period commencing 30 days prior to the Effective Time and ending upon the publication of financial results that include at least 30 days of post-Merger combined operations of Suiza Foods and Morningstar (the "Pooling Period") could preclude pooling of interests accounting treatment of the Merger. Suiza Foods agreed in the Merger Agreement to use its best efforts to publish, by public filing or announcement, the results of at least 30 days of post-merger combined operations of Suiza Foods and Morningstar as soon after the Effective Time as is commercially practicable and thereby minimize the duration of the Pooling Period. Each of Morningstar and Suiza Foods agreed in the Merger Agreement to use its reasonable efforts to deliver or cause to be delivered written agreements of each such "affiliate" to the effect that such person will not sell, transfer or otherwise dispose of any shares of Morningstar Common Stock or Suiza Common Stock, as the case may be, during the Pooling Period and that such person will not sell, transfer or otherwise dispose of Suiza Common Stock at any time in violation of the Securities Act or the rules and regulations promulgated thereunder, including Rule 145.



NEW MORNINGSTAR BOARD AND MANAGEMENT FOLLOWING THE MERGER



    If the proposed Merger is approved and consummated, Morningstar Stockholders will become stockholders of Suiza Foods, which will be under the direction of the Board of Directors and management of Suiza Foods. The directors of Sub immediately prior to the Effective Time will be the directors of New Morningstar, and the officers of Sub immediately prior to the Effective Time will be the officers of New Morningstar.

BOARD OF DIRECTORS OF SUIZA FOODS FOLLOWING THE MERGER



    Following the Merger, the New Suiza Board will consist of 12 members. Two members of the New Suiza Board will be present members of the Morningstar Board, and the remainder of the New Suiza Board will be Suiza Foods' current directors. Suiza Foods has also agreed to add a thirteenth member to its Board of Directors upon completion of the Country Fresh Merger.



GOVERNMENTAL APPROVALS



    Under the HSR Act, and the rules promulgated thereunder by the FTC, the Merger may not be consummated until the following steps have been taken: (1) Premerger Notification and Report Forms have been submitted and certain information has been furnished to the FTC and the DOJ; and (2) applicable waiting periods have expired or been terminated.



    Suiza Foods and Morningstar agreed, pursuant to the Merger Agreement, to use their respective best efforts to file or cause to be filed with the FTC and the DOJ such notifications as are required to be filed under the HSR Act and the rules and regulations promulgated thereunder, and to respond as promptly as practicable to any requests for additional information made by either the FTC or the DOJ. Pursuant to such agreement, on October 21, 1997 Suiza Foods and Morningstar each filed Premerger Notification and Report Forms with the FTC and the Antitrust Division. The statutory waiting period under the HSR Act is scheduled to expire at 11:59 p.m. on November 20, 1997.



    At any time before or after the consummation of the Merger and notwithstanding the expiration or termination of the applicable HSR Act waiting period, any federal or state antitrust authorities could take action under the antitrust laws as they deem necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of all or part of the assets of Suiza Foods or Morningstar. Private parties may also seek to take legal action under the antitrust laws, if circumstances permit.



    If the FTC, the DOJ, or any other federal or state antitrust authority, were to challenge the Merger, the consummation of the Merger could be postponed beyond February 28, 1998, in which event either Suiza Foods or Morningstar would be entitled to terminate the Merger Agreement. See "The Merger
Agreement--Termination."



INTERESTS OF CERTAIN PERSONS IN THE MERGER



    In considering the recommendation of the Morningstar Board with respect to the Merger, Morningstar Stockholders should be aware that certain officers and directors of Morningstar have the following interests in the Merger separate from and in addition to their interests as Morningstar Stockholders generally. The Morningstar Board was aware of these interests and took them into account in approving the Merger, the Merger Agreement and the transactions contemplated thereby.



    COMPOSITION OF NEW SUIZA BOARD. Immediately after the Effective Time, Suiza Foods will take action necessary to create two additional seats on the Suiza Board and to cause two of the current directors of Morningstar to be elected to the Suiza Board. See "The Merger--Board of Directors of Suiza Foods Following the Merger."



    STOCK OPTIONS. The Merger Agreement provides that, at the Effective Time, each outstanding and unexercised Morningstar Option, including those held by directors and executive officers, will be converted into and become a Substitute Option to acquire shares of Suiza Common Stock as described under "The Merger Agreement--Consideration to be Received in the Merger." Pursuant to the terms of the applicable Morningstar option plans, each of the outstanding and unexercised Morningstar Options will become fully vested upon the consummation of the Merger.

    RETENTION AND EMPLOYMENT AGREEMENTS. Morningstar is party to executive retention agreements with each of Messrs. Armes, Ash and Jones that require Morningstar to provide certain severance benefits in the event any of these executives is terminated by Morningstar without "cause" (as defined in the applicable executive retention agreement) or voluntarily terminates his employment with Morningstar for "good reason" (as defined in the applicable executive retention agreement) in contemplation of or within 180 days preceding a "change of control" (as defined in the applicable executive retention agreement) or within three years after a change of control. The Merger will constitute a change in control for purposes of each of the executive retention agreements.



    The value of the severance benefits to be paid to Mr. Armes (in the event he is terminated or voluntarily terminates his employment under the circumstances described above) under his executive retention agreement is estimated to be approximately $330,000. The value of the severance benefits to be paid to Mr. Ash (in the event he is terminated or voluntarily terminates his employment under the circumstances described above) under his executive retention agreement is estimated to be approximately $330,000. The value of the severance benefits to be paid to Mr. Jones (in the event he is terminated or voluntarily terminates his employment under the circumstances described above) under his executive retention agreement is estimated to be approximately $650,000.



    In addition to the foregoing severance benefits, the executive retention agreements for each of Messrs. Armes and Ash provide for the payment of a retention bonus in the event that such executive remains employed by Morningstar on the date of the change of control or is terminated by Morningstar without cause in contemplation of and within 180 days preceding the change of control. In each case, the amount of such retention bonus is equal to the executive's highest annual base salary rate plus an amount equal to the higher of the executive's target bonus for the fiscal year in which the termination occurs or the immediately preceding fiscal year. The retention bonuses are payable not later than three days following a change of control. As a result of the consummation of the Merger, each of Messrs. Armes and Ash will be entitled to receive a retention bonus in the amount of $217,500.



    Each of the aforementioned executive retention agreements requires that Morningstar "gross-up" the applicable executive with respect to any federal taxes payable by such executive as a result of the payment to such executive of the benefits contemplated by his executive retention agreement and with respect to any excise taxes that become payable by such executive in respect of his Morningstar Options.



    Morningstar is a party to employment agreements with C. Dean Metropolous and Michael J. Cramer (respectively, the "Metropolous Employment Agreement" and the "Cramer Employment Agreement") which require Morningstar to provide certain severance benefits to such executives. Under the Cramer Employment Agreement, severance benefits in an amount equal to 1.5 times Mr. Cramer's annual compensation (including salary, bonuses and allowances) for the last full year of employment, but in no event less than $200,000 shall be payable by Morningstar in the event Mr. Cramer is terminated by Morningstar "without cause" (as defined in the Cramer Employment Agreement) or voluntarily terminates his employment with Morningstar in the event of a "change in control" (as defined in the Cramer Employment Agreement). The Merger will constitute a change in control for purposes of the Cramer Employment Agreement. The value of the severance benefits to be paid to Mr. Cramer under the Cramer Employment Agreement is estimated to be approximately $200,000, plus the amount of the tax gross-up required by such agreement. The severance benefits are payable within seven days of any termination of Mr. Cramer by Morningstar without cause, or on the closing date of a change in control.



    Under the Metropolous Employment Agreement, severance benefits in an amount equal to Mr. Metropolous' aggregate compensation (current salary and bonus based on prior year's payment) for the balance of the then existing three-year term shall be payable by Morningstar in the event of a "triggering event" (as defined in the Metropolous Employment Agreement) or Mr. Metropolous terminates his employment with Morningstar for "good reason" (as defined in the Metropolous Employment Agreement) or Mr. Metropolous' employment is terminated by Morningstar for any reason other than for

"cause" (as defined in the Metropolous Employment Agreement) or by Mr. Metropolous' resignation or retirement. The value of the severance payment to be paid to Mr. Metropolous under the Metropolous Employment Agreement is estimated to be approximately $2,525,000, plus the amount of the tax gross-up required by such agreement. The severance benefits are payable by Morningstar on the 14th day following the termination.



    FINANCIAL ADVISORY FEES.  Two of Morningstar's existing directors, Charles
W. Tate and John R. Muse, are principals of Hicks Muse. Pursuant to a letter agreement dated June 10, 1997, Morningstar engaged Hicks Muse to provide financial advisory services in connection with the Merger. Pursuant to the terms of this letter agreement, Morningstar has agreed to pay Hicks Muse, upon consummation of the Merger, a transaction fee of .34% of the levered consideration paid in the Merger. Morningstar has agreed to reimburse Hicks Muse for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Hicks Muse against certain liabilities, including certain liabilities under the federal securities laws.



    DIRECTORS' AND OFFICERS' INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, New Morningstar and Suiza Foods are obligated to indemnify, defend and hold harmless officers, directors and employees of Morningstar and its subsidiaries who were such at any time prior to the Effective Time from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, and advance expenses to such indemnified parties subject to a customary reimbursement agreement. All indemnification rights of such officers, directors and employees which exist prior to the Effective Time will survive the Merger and New Morningstar will maintain in effect for not less than three years after the Effective Time, the current policies of directors' and officers' liability insurance with respect to matters occurring on or prior to the Effective Time. In addition, the Merger Agreement provides that New Morningstar or Suiza Foods may provide substitute policies of at least the same coverage, provided that New Morningstar (or Suiza Foods, if Suiza Foods provides substitute policies) will be required to obtain only as much coverage as can be obtained by paying an annual premium not in excess of 200% of the current annual premium paid by Morningstar for its existing coverage. See "The Merger Agreement--Indemnification."



ABSENCE OF APPRAISAL RIGHTS



    Under the DGCL, the Suiza Stockholders are not entitled to appraisal rights with respect to the Stock Issuance and the Morningstar Stockholders are not entitled to appraisal rights with respect to the Merger.



STOCK EXCHANGE LISTING



    It is a condition to the Merger that the shares of Suiza Common Stock to be issued by Suiza Foods in connection with the Merger will have been authorized for listing on the NYSE, subject only to official notice of issuance. Upon completion of the Merger, the Morningstar Common Stock will cease to be authorized for trading on Nasdaq.



TREATMENT OF STOCK CERTIFICATES



    After the Effective Time, each certificate previously representing shares of Morningstar Common Stock will automatically represent, with no further action by the holder thereof, the right to receive 0.85 shares of Suiza Common Stock for each share of Morningstar Common Stock represented thereby. Harris Trust & Savings Bank is the transfer agent and registrar (the "Exchange Agent") for the Suiza Common Stock. As soon as practicable after the Effective Time, the Exchange Agent will mail a letter of transmittal with instructions to each holder of record of Morningstar Common Stock outstanding immediately prior to the Effective Time for use in exchanging certificates formerly representing shares of Morningstar Common Stock for certificates representing shares of Suiza Common Stock. Certificates should not be surrendered by any holders of Morningstar Common Stock until they have received the letter of transmittal from the Exchange Agent.

                              THE MERGER AGREEMENT



GENERAL



    The Merger Agreement contemplates the Merger of Sub with and into Morningstar, with Morningstar surviving the Merger as a wholly owned subsidiary of Suiza Foods. The Merger will become effective when the Certificate of Merger is filed with the Secretary of State of the State of Delaware. It is anticipated that such filing will be made promptly after the closing under the Merger Agreement, which closing, in turn, should occur as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived. The Merger Agreement obligates Suiza Foods to have the shares of Suiza Common Stock to be issued in connection with the Merger approved for listing on the NYSE, subject only to official notice of issuance, prior to the Effective Time.



CONSIDERATION TO BE RECEIVED IN THE MERGER



    At the Effective Time, (a) each issued and outstanding share of Morningstar Common Stock (excluding shares held in the treasury of Morningstar or shares owned by Suiza Foods, Sub or any other subsidiary of Suiza Foods) will be converted into the right to receive 0.85 shares of Suiza Common Stock, (b) each share of Morningstar Common Stock held in the treasury of Morningstar or owned by Suiza Foods, Sub or any other subsidiary of Suiza Foods will be canceled and retired, (c) all of the issued and outstanding shares of common stock of Sub will be converted into and become, in the aggregate, 10,000 fully paid and nonassessable shares of common stock of New Morningstar and (d) each outstanding and unexercised Morningstar Option will be assumed by Suiza Foods and converted into a Substitute Option. The number of shares of Suiza Common Stock to be subject to a Substitute Option will be determined by multiplying the number of shares of Morningstar Common Stock subject to the related Morningstar Option by the Exchange Ratio (rounded down to the nearest whole share), and the per share exercise price with respect thereto will equal the per share exercise price of the related Morningstar Option divided by the Exchange Ratio (rounded up to the nearest full cent). Each Substitute Option will be subject to all of the other terms and conditions of the Morningstar Option to which it relates. No Morningstar Option will be accelerated by reason of the Merger to the extent the Morningstar Board has discretion to make a determination to cause such acceleration.



    As soon as practicable after the Effective Time, Suiza Foods will cause to be included under a registration statement on Form S-8 of Suiza Foods all shares of Suiza Common Stock that are subject to Substitute Options and will maintain the effectiveness of such registration statement until all Substitute Options have been exercised, expired or forfeited.



    For a further discussion of the treatment of Morningstar Options and other employee benefit plans of Morningstar under the Merger Agreement, see "The Merger--Interests of Certain Persons in the Merger."



EFFECTIVE TIME OF THE MERGER



    Subject to the terms and conditions of the Merger Agreement, the Merger will become effective at the date and time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware. The Certificate of Merger will be filed as soon as practicable following fulfillment of the conditions precedent of the Merger Agreement. See "--Conditions Precedent."



EXCHANGE OF SHARES



    Suiza Foods has selected Harris Trust & Savings Bank as the Exchange Agent for the Merger. As soon as practicable after the Effective Time, Suiza Foods will make available, and each Morningstar Stockholder will be entitled to receive, upon surrender to the Exchange Agent of one or more certificates

("Certificates") representing shares of Morningstar Common Stock for cancellation, certificates representing the number of shares of Suiza Common Stock into which such shares were converted in the Merger and cash in consideration of fractional shares (the "Share Consideration"). Holders of unexchanged shares of Morningstar Common Stock will not be entitled to receive any dividends or other distributions payable by Suiza Foods until their Certificates are surrendered. Upon surrender, however, such holders will receive accumulated dividends and distributions without interest, together with cash in lieu of fractional shares. Holders of unexchanged shares of Morningstar Common Stock will have no further claim upon the Exchange Agent twelve months after the Effective Time and thereafter will look only to Suiza Foods and New Morningstar for payment of the Share Consideration in respect of their shares of Morningstar Common Stock.



    Fractional shares of Suiza Common Stock will not be issued to holders of Morningstar Common Stock. For each fractional share of Suiza Common Stock that would otherwise be issued, the holder will receive, in lieu thereof, cash in an amount equal to such fractional part of a share of Suiza Common Stock multiplied by the average of the daily closing sale prices for the Suiza Common Stock for the twenty (20) consecutive trading days on which such shares are actually traded on the NYSE ending at the close of trading on the second trading day immediately preceding the Effective Date.



CORPORATE ORGANIZATION AND GOVERNANCE



    CERTIFICATE OF INCORPORATION. The Morningstar Charter as in effect at the Effective Time will be the Charter of New Morningstar, and thereafter may be amended in accordance with its terms and as provided by law and the Merger Agreement.



    BYLAWS. The Morningstar Bylaws as in effect at the Effective Time will be the Bylaws of New Morningstar, and thereafter may be amended in accordance with their terms and as provided by law and the Merger Agreement.



    BOARD OF DIRECTORS; OFFICERS. The directors of Sub immediately prior to the Effective Time will be the directors of New Morningstar, and the officers of Sub immediately prior to the Effective Time will be the officers of New Morningstar, in each case, until their respective successors are duly elected and qualified.



REPRESENTATIONS AND WARRANTIES



    The Merger Agreement contains various representations and warranties of Suiza Foods, Morningstar and Sub, relating, among other things, to the following: (i) their incorporation, existence, good standing, corporate power and similar corporate matters; (ii) their capitalization; (iii) their authorization, execution, delivery and performance and the enforceability of the Merger Agreement and related matters; (iv) the absence of conflicts, violations and defaults under their respective certificates of incorporation and bylaws and certain other agreements and documents; (v) the documents and reports filed with the Commission and the accuracy and completeness of the information contained therein; (vi) the absence of certain material changes or events since June 30, 1997; (vii) pending or threatened investigations or litigation; (viii) employee benefit matters; (ix) the receipt of fairness opinions from their respective financial advisors; (x) compliance with applicable laws, ordinances and regulations; (xi) tax matters; (xii) accounting matters relating to the availability of "pooling of interests" accounting treatment; (xiii) relationships with their respective customers and suppliers and (xiv) intellectual property. Morningstar made additional representations and warranties as to the approval of the Merger by the Morningstar Board, its recommendation of the Merger and the Merger Agreement to the Morningstar Stockholders and its determination that the Merger is advisable and fair to and in the best interests of Morningstar and the Morningstar Stockholders.



    All representations and warranties of Suiza Foods, Morningstar and Sub will expire at the Effective Time.

CONDUCT OF BUSINESS PENDING THE MERGER



    SUIZA FOODS. Suiza Foods has agreed that prior to the Effective Time, unless Morningstar otherwise agrees in writing or except as otherwise required by the Merger Agreement, it will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and will, or will cause its subsidiaries to, use their reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and ongoing businesses will be unimpaired at the Effective Time, and not propose or agree to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries or owned by any of its subsidiaries (except for certain stock pledged as collateral pursuant to Suiza Foods' existing credit facilities), (ii) except as contemplated in the merger agreement for the Country Fresh Merger, amend the Suiza Charter or Suiza Bylaws, (iii) split, combine or reclassify its outstanding capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Suiza Foods, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Suiza Common Stock.



    Suiza Foods has also agreed that, except in connection with acquisitions of assets or businesses that are primarily engaged in the same businesses as those conducted by Suiza Foods as of the date of the Merger Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require the approval of Suiza Stockholders, it will not, and will not permit any of its subsidiaries to, (i) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective capital stock of any class, any indebtedness having the right to vote on any matter on which the Suiza Stockholders may vote or any options, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of capital stock other than issuances, deliveries or sales of Suiza Foods' stock or options, rights or warrants, to acquire Suiza Foods' stock under Suiza Foods' existing benefit plans; (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (v) incur any material transaction fees, costs or expenses in addition to those disclosed to Morningstar prior to the execution of the Merger Agreement or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.



    Suiza Foods has further agreed (i) to use its best efforts to not, and not to permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) not to, and not to permit any of its subsidiaries to, amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of Suiza Foods, or any of its subsidiaries, except in the ordinary course of business. Suiza Foods has also agreed that following the Effective Time, it will file all tax returns on the basis that the Merger qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(E) of the Code and that it will not take any action which is inconsistent with or contrary to such classification of the Merger for tax purposes.



    SUB. Sub has agreed not to engage, during the period from the date of the Merger Agreement to the Effective Time, in any activities of any nature except as provided in or contemplated by the Merger Agreement.

    MORNINGSTAR. Morningstar has agreed that prior to the Effective Time, unless Suiza Foods otherwise agrees in writing or except as otherwise required by the Merger Agreement, it will, and will cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the Merger Agreement and will, and will cause its subsidiaries to, use their reasonable efforts to preserve intact their present business organizations and preserve their relationships with customers, suppliers and others having business dealings with them to the end that their goodwill and on-going businesses will be unimpaired at the Effective Time, and not propose or agree to (i) sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries or owned by any of its subsidiaries, (ii) amend the Morningstar Charter or the Morningstar Bylaws, (iii) split, combine or reclassify its outstanding stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Morningstar Common Stock, or declare, set aside, authorize or pay any dividend or other distribution payable in cash, stock or property or (iv) directly or indirectly redeem, purchase or otherwise acquire or agree to redeem, purchase or otherwise acquire any shares of Morningstar Common Stock.



    Morningstar has also agreed that it will not, and will not permit any of its subsidiaries to, (i) issue, deliver or sell or agree to issue, deliver or sell any additional shares of, or rights of any kind to acquire any shares of, its respective stock of any class, any indebtedness having the right to vote on any matter on which the Morningstar Stockholders may vote or any option, rights or warrants to acquire, or securities convertible into, exercisable for or exchangeable for, shares of stock other than issuances, deliveries or sales pursuant to existing obligations under its option plans; (ii) acquire, lease or dispose or agree to acquire, lease or dispose of any capital assets or any other assets other than in the ordinary course of business; (iii) incur additional indebtedness or encumber or grant a security interest in any asset or enter into any other material transaction other than in each case in the ordinary course of business; (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; (v) incur any material transaction fees, costs or expenses in addition to those disclosed to Suiza Foods prior to the execution of the Merger Agreement or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing. Morningstar has also agreed that except as required to comply with applicable law and except as provided in the provisions relating to employee matters (see "--Employee Matters"), it will not enter into any new (or amend any existing) employee benefit plan of Morningstar or any new (or amend any existing) employment, severance or consulting agreement, grant any general increase in the compensation of current or former directors, officers or employees (including any such increase pursuant to any bonus, pension, profit-sharing or other plan or commitment) or grant any increase in the compensation payable or to become payable to any director, officer or employee, except in any of the foregoing cases in accordance with pre-existing contractual provisions or in the ordinary course of business consistent with past practice.



    Morningstar has further agreed not to, and not to permit any of its subsidiaries to, take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code, or amend, modify, terminate, waive or permit to lapse any material right of first refusal, preferential right, right of first offer, or any other material right of Morningstar or any of its subsidiaries, except in the ordinary course of business. Morningstar has also agreed that following the Effective Time, it will file all tax returns on the basis that the Merger qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code and that it will not take any action which is inconsistent with or contrary to such classification of the Merger for tax purposes.



ADDITIONAL AGREEMENTS



    The Merger Agreement contains certain covenants and agreements of Suiza Foods and Morningstar customary for transactions such as those contemplated by the Merger Agreement. These relate to, among other things, (i) each party allowing the other access, during normal business hours, to its properties, books, contracts, commitments and records, documents filed pursuant to requirements of the Commission and such other information to which the other party may reasonably request access, subject to existing confidentiality obligations; (ii) the preparation of the Registration Statement and this Joint Proxy Statement/Prospectus; (iii) each party using its reasonable efforts to deliver an affiliate letter from each of its affiliates as to the matters described under the caption "The Merger--Restrictions on Resales by Affiliates" and using commercially reasonable efforts to cause the Merger to qualify for "pooling of interests" accounting treatment; (iv) listing of the shares of Suiza Common Stock to be issued in connection with the Merger by Suiza Foods on the NYSE, upon official notice of issuance; (v) certain employee matters; (vi) filing of such notifications as are required to be filed under the HSR Act and responding to inquiries with respect thereto; (vii) using commercially reasonable efforts to consummate and make effective the transactions contemplated by the Merger Agreement, including the use of commercially reasonable efforts to obtain all necessary waivers, consents and approvals, to effect all necessary registrations and filings and to lift any injunction to the Merger; (viii) conducting its business in a manner which would not disqualify the Merger as a "pooling of interests" for accounting purposes;
(ix) filing tax returns on the basis that the Merger qualifies as a "reorganization" within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code and taking no actions inconsistent with or contrary to such classification of the Merger for tax purposes; (x) advising the other party orally and in writing of any change or event that has had, or could have, a material adverse effect on such party and providing copies of all filings made by such party with the Commission or any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, in connection with the Merger Agreement and other transactions contemplated thereby and (xi) the appointment of two of the current directors of Morningstar to the New Suiza Board.



    Suiza Foods has agreed to use commercially reasonable efforts to obtain a letter from Deloitte & Touche LLP and Morningstar has agreed to use commercially reasonable efforts to obtain a letter from Arthur Andersen LLP, in each case, stating that the Merger qualifies for "pooling of interests" accounting treatment if consummated in accordance with the Merger Agreement.



    Suiza Foods has agreed to use its best efforts to publish, by public filing or announcement, the results of at least 30 days of combined operations of Suiza Foods and Morningstar as soon after the Effective Time as is commercially practicable.



EMPLOYEE MATTERS



    The Merger Agreement provides that, as of the Effective Time, the employees of Morningstar and each subsidiary will continue employment with New Morningstar and its subsidiaries, respectively, in the same positions and at the same level of wages and/or salary and without having incurred a termination of employment or separation from service; provided, however, that except as may be specifically required by applicable law or any contract, New Morningstar and its subsidiaries will not be obligated to continue any employment relationship with any employee for any specific period of time. Except with respect to the stock option plans to be assumed by Suiza Foods as provided in the Merger Agreement, as of the Effective Time, New Morningstar will be the sponsor of the employee benefit plans sponsored by Morningstar immediately prior to the Effective Time, and Suiza Foods will cause New Morningstar and its subsidiaries to satisfy all obligations and liabilities under such employee benefit plans; provided, however, that, except as contemplated by the Merger Agreement, nothing contained in the Merger Agreement will limit or restrict New Morningstar's right on or after the Effective Time to amend, modify or terminate any of such employee benefit plans. To the extent any employee benefit plan, program or policy of Suiza Foods, New Morningstar, or their affiliates is made available to any person who is an employee of Morningstar or any of its subsidiaries immediately prior to the Effective Time: (i) service with Morningstar and its subsidiaries by any employee prior to the Effective Time will be credited for eligibility and vesting purposes and for purposes of qualifying for any additional benefits tied to periods of service (such as higher rates of matching contributions and eligibility for early retirement) under such plan, program or policy, but not for benefit accrual purposes (except for disability, vacation and severance, with respect to which service with Morningstar and its subsidiaries will be credited for benefit accrual purposes) and (ii) with respect to any benefit plans to which such employees may become eligible, Suiza Foods will cause such plans to provide credit for any co-payments or deductibles by such employees and waive all pre-existing condition exclusions and waiting periods, other than limitations or waiting periods that have not been satisfied under any benefit plans maintained by Morningstar and its subsidiaries for their employees prior to the Effective Time.



INDEMNIFICATION



    From and after the Effective Date, New Morningstar and Suiza Foods will be required to indemnify, defend and hold harmless the officers, directors and employees of Morningstar and its subsidiaries who were such at any time prior to the Effective Time (the "Indemnified Parties") from and against all losses, expenses, claims, damages or liabilities arising out of the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law, and the Indemnified Parties will be advanced expenses subject to a customary reimbursement agreement. All rights to indemnification existing in favor of the directors, officers or employees of Morningstar as provided in the Morningstar charter or the Morningstar bylaws, as in effect on the date of the Merger Agreement, with respect to matters occurring through the Effective Time, will survive the Merger and will continue in full force and effect thereafter. New Morningstar will maintain in effect for not less than three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Morningstar with respect to matters occurring on or prior to the Effective Time. The Merger Agreement further provides that New Morningstar or Suiza Foods may substitute therefor policies of at least the same coverage (with carriers comparable to Morningstar's existing carriers) containing terms and conditions which are not materially less advantageous to the Indemnified Parties, that New Morningstar will not be required, in order to maintain or procure such coverage, to pay an annual premium in excess of 200% of the current annual premium paid by Morningstar for its existing coverage (the "Cap") and that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, New Morningstar will be required only to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.



    In the event that any action, suit, proceeding or investigation relating to the Merger Agreement or to the transactions contemplated by the Merger Agreement is commenced, whether before or after the Effective Time, Suiza Foods, Morningstar and Sub agree to cooperate and use their respective reasonable efforts to vigorously defend against and respond to the same.



NO SHOP



    Each of Suiza Foods and Morningstar has agreed (i) that neither it nor any of its subsidiaries will, and it will direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction (other than, in the case of Suiza Foods, any acquisitions of assets or businesses that are primarily engaged in the same business as that conducted by Suiza Foods and its subsidiaries as of the date of the Merger Agreement and any financing transactions or issuances of securities related thereto which, in each case, do not require approval by the Suiza Stockholders), involving, or any purchase of all or any significant portion of the assets or any equity securities of, such party or any of its material subsidiaries (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an

Alternative Proposal, or release any third party from any obligations under any existing standstill agreement or arrangement, or enter into any agreement with respect to an Alternative Proposal, or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal; (ii) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing and (iii) that it will notify the other party with reasonable promptness if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it. Notwithstanding the foregoing, the Merger Agreement provides that each of Suiza Foods and Morningstar may, directly or indirectly, furnish information and access to, and may participate in discussions and negotiate with, any corporation, partnership, person or other entity, if such corporation, partnership, person or other entity has submitted a written proposal to the Board of Directors of such party relating to an Alternative Proposal if (i) the Board of Directors of such party believes, in its good faith judgment, that such Alternative Proposal is more favorable to such party's stockholders than the Merger and is reasonably likely to be consummated or (ii) the Board of Directors of such party, following consultation with its independent legal counsel relating thereto, determines in its good faith judgment that failing to take such action would constitute a breach of such Board of Directors' fiduciary duty to its stockholders imposed by law.



    Neither the Morningstar Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Suiza Foods, the approval or recommendation by the Morningstar Board of the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any Alternative Proposal, unless (x) the Morningstar Board believes, in its good faith judgment, that such Alternative Proposal is more favorable to the Morningstar Stockholders than the Merger and is reasonably likely to be consummated or (y) the Morningstar Board, following consultation with its independent legal counsel relating thereto, determines in its good faith judgment that failing to take such action in connection with such Alternative Proposal would constitute a breach of the Morningstar Board's fiduciary duty to the Morningstar Stockholders imposed by law.



    Neither the Suiza Board nor any committee thereof may (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Morningstar, the approval or recommendation by the Suiza Board of the Merger Agreement or the issuance of Suiza Common Stock in connection with the Merger or (ii) approve or recommend, or propose to approve or recommend, any Alternative Proposal, unless
(x) the Suiza Board believes, in its good faith judgment, that such Alternative Proposal is more favorable to Suiza Stockholders than the Merger and is reasonably likely to be consummated or (y) the Suiza Board, following consultation with its independent legal counsel relating thereto, determines in its good faith judgment that failing to take such action in connection with such Alternative Proposal would constitute a breach of the Suiza Board's fiduciary duty to the Suiza Stockholders imposed by law.



    The Merger Agreement provides that nothing contained in the Merger Agreement will prevent either Board from taking, and disclosing to its stockholders, a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act, provided that such Board does not recommend that its stockholders tender their shares in connection with any such tender offer unless such recommendation is permitted as described above.

CONDITIONS PRECEDENT



    The obligations of Suiza Foods, Morningstar and Sub to effect the Merger are subject, among other things, to the fulfillment or, where permissible, waiver, of certain conditions, including without limitation: (i) the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the requisite vote of the Morningstar Stockholders and the approval of the Stock Issuance by the requisite vote of the Suiza Stockholders; (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act; (iii) the effectiveness of the Registration Statement, the absence of a stop order suspending such effectiveness and the receipt of all necessary approvals under state securities laws relating to the issuance of Suiza Common Stock to be issued to Morningstar Stockholders in connection with the Merger; (iv) there not having been issued and in effect any preliminary or permanent injunction or order by any federal or state court in the United States of competent jurisdiction prohibiting the consummation of the Merger (each of the parties having agreed to use all commercially reasonable efforts to have any such injunction lifted); (v) the listing on the NYSE, subject only to official notice of issuance, of the shares of Suiza Common Stock to be issued pursuant to the Stock Issuance; (vi) Morningstar having received an opinion of Weil, Gotshal & Manges LLP and Suiza Foods having received an opinion of Hughes & Luce, L.L.P., in each case, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (vii) Morningstar having received a letter from Arthur Andersen LLP, and Suiza Foods and Sub having received a letter from Deloitte & Touche LLP, in each case, dated as of the closing date, to the effect that the Merger will qualify for pooling of interest accounting treatment if consummated in accordance with the Merger Agreement.



    The obligation of Morningstar to effect the Merger is also subject to the fulfillment of certain additional conditions, including (i) the accuracy of the representations and warranties of Suiza Foods and Sub when made and on and as of the Effective Time, except as expressly contemplated or permitted by the Merger Agreement and, with respect to representations and warranties that are not otherwise subject to a materiality qualifier, where the inaccuracy thereof would not, alone or in the aggregate with all such inaccuracies, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operation of Suiza Foods and its subsidiaries, (ii) the performance in all material respects of the obligations and covenants of Suiza Foods and Sub under the Merger Agreement and (iii) the receipt of a certificate of the President and Chief Executive Officer or a Vice President of each of Suiza Foods and Sub to such effect.



    The obligation of Suiza Foods and Sub to effect the Merger is also subject to the fulfillment of certain additional conditions, including (i) the accuracy of the representations and warranties of Morningstar when made and on and as of the Effective Time, except as expressly contemplated or permitted by the Merger Agreement and, with respect to representations and warranties that are not otherwise subject to a materiality qualifier, where the inaccuracy thereof would not, alone or in the aggregate with all such inaccuracies, have a material adverse effect on the business, properties, assets, condition (financial or otherwise), liabilities or results of operation of Morningstar and its subsidiaries, (ii) the performance in all material respects of the obligations and covenants of Morningstar under the Merger Agreement and (iii) the receipt of a certificate of the President and Chief Executive Officer or a Vice President of Morningstar to such effect.



    Prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any documents delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained therein.



TERMINATION



    The Merger Agreement may be terminated by action of either the Suiza Board or Morningstar Board and the Merger abandoned under certain circumstances, including, but not limited to, the occurrence of any of the following: (i) the Merger has not been consummated by February 28, 1998, provided that the terminating party has not breached in any material respect its obligations under the Merger Agreement in any manner that would have proximately contributed to the failure to consummate the Merger; (ii) the requisite approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the Morningstar Stockholders is not obtained; (iii) the requisite approval of the Stock Issuance by the Suiza Stockholders is not obtained; or (iv) a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable, provided that the party seeking to terminate the Merger Agreement has used all commercially reasonable efforts to remove such injunction, order or decree.



    The Merger Agreement may be also terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of (a) the Suiza Board, (i) if the Morningstar Board has withdrawn or modified in a manner adverse to Suiza Foods its approval or recommendation of the Merger Agreement or the Merger or has recommended an Alternative Proposal with respect to Morningstar to Morningstar's Stockholders or (ii) Suiza Foods shall have received an Alternative Proposal which the Suiza Board believes, in its good faith judgment, is more favorable to Suiza Foods' stockholders than the Merger and is reasonably likely to be consummated or (b) the Morningstar Board, (i) if the Suiza Board shall have withdrawn or modified in a manner adverse to Morningstar its approval or recommendation of the Merger Agreement or the issuance of the Suiza Common Stock in connection with the Merger or shall have recommended an Alternative Proposal with respect to Suiza Foods to Suiza Stockholders or (ii) Morningstar shall have received an Alternative Proposal which the Morningstar Board believes, in its good faith judgment, is more favorable to Morningstar Stockholders than the Merger and is reasonably likely to be consummated.



    The Merger Agreement may also be terminated prior to the Effective Time, before or after approval of the Suiza Stockholders or Morningstar Stockholders, by the mutual consent of Suiza Foods and Morningstar.



    In the event that (x) Suiza Foods terminates the Merger Agreement as described in clause (a)(i) of the second preceding paragraph or (y) Morningstar terminates the Merger Agreement as described in clause (b)(ii) of the second preceding paragraph, then, in either such case, Morningstar shall concurrently with such termination pay Suiza Foods a fee of $20,000,000 (a "Termination Fee"), which amount shall be payable by wire transfer of same day funds, and shall promptly reimburse Suiza Foods for all substantiated out-of-pocket costs and expenses incurred by Suiza Foods in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors, up to an aggregate of $2,000,000.



    In the event that (x) Morningstar terminates the Merger Agreement as described in clause (b)(i) of the third preceding paragraph or (y) Suiza Foods terminates the Merger Agreement as described in clause (a)(ii) of the third preceding paragraph, then, in either such case, Suiza Foods shall concurrently with such termination pay Morningstar a fee of $20,000,000 (a "Suiza Termination Fee"), which amount shall be payable by wire transfer of same day funds, and shall promptly reimburse Morningstar for all substantiated out-of-pocket costs and expenses incurred by Morningstar in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors, up to an aggregate of $2,000,000.



    The provisions in the Merger Agreement relating to, among other things, the effect of termination and abandonment, fees and expenses, specific performance and assignment will survive the termination of the Merger Agreement.

FEES AND EXPENSES



    Whether or not the Merger is consummated, except as otherwise provided in the Merger Agreement following the exercise of certain termination rights, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. Suiza Foods and Sub on the one hand and Morningstar on the other hand will each be responsible for one half of all expenses relating to printing, filing and mailing this Joint Proxy Statement/Prospectus and the Registration Statement and all Commission and other regulatory filing fees incurred in connection with this Joint Proxy Statement/Prospectus and the Registration Statement.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

    Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

    The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification will be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

    The Registrant's Certificate of Incorporation contains provisions requiring it to indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:

        See the Exhibit Index, beginning on page II-5.

    (b) Financial Statement Schedules:

    No financial statement schedules are required as all material required information is disclosed in the notes to the Registrant's Consolidated Financial Statements.

ITEM 22.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) To include any prospectus required in Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

    (6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under
Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 23, 1997.


                                SUIZA FOODS CORPORATION

                                By:             /s/ GREGG L. ENGLES
                                     -----------------------------------------
                                                  Gregg L. Engles,
                                             CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Suiza Foods Corporation, hereby severally constitute and appoint Gregg L. Engles and Tracy L. Noll, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for each of us in our name, place and stead, in any and all capacities, to sign Suiza Foods Corporation's Registration Statement on Form S-4, and any other Registration Statement relating to the same offering, and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grant to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as each of us might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


     /s/ GREGG L. ENGLES
------------------------------  Chairman of the Board and    October 23, 1997
       Gregg L. Engles            Chief Executive Officer

              *
------------------------------  Vice Chairman of the Board   October 23, 1997
      Cletes O. Beshears

              *
------------------------------  Vice Chairman of the Board   October 23, 1997
      Hector M. Nevares

              *
------------------------------  Principal Financial and      October 23, 1997
        Tracy L. Noll             Accounting Officer

              *
------------------------------  Director                     October 23, 1997
        Alan J. Bernon

              *
------------------------------  Director                     October 23, 1997
      Gayle O. Beshears

              *
------------------------------  Director                     October 23, 1997
        Stephen Green

              *
------------------------------  Director                     October 23, 1997
      Robert L. Kaminski

              *
------------------------------  Director                     October 23, 1997
       David F. Miller

              *
------------------------------  Director                     October 23, 1997
       P. Eugene Pender

              *
------------------------------  Director                     October 23, 1997
       Robert Piccinini


------------------------


* by Gregg L. Engles, Attorney-in-fact

                               INDEX TO EXHIBITS


  EXHIBIT
  NUMBER                                                          DESCRIPTION
-----------             ------------------------------------------------------------------------------------------------
     2.1            --  Amended and Restated Reorganization Agreement; filed as Exhibit 2.1 to Suiza Foods' Registration
                          Statement on Form S-1 (Registration No. 333-1858) and incorporated herein by reference.

     2.2            --  Agreement and Plan of Merger dated as of September 18, 1997 by and among Suiza Foods, Merger
                          Sub, and Country Fresh (attached as Appendix A to the Proxy Statement/Prospectus).

     4.1            --  Specimen of Common Stock Certificate; filed as Exhibit 4.1 to Suiza Foods' Registration
                          Statement on Form S-1 (Registration No. 333-1858) and incorporated herein by reference.

     4.2            --  Registrations Rights Agreement (Exhibit G-2 to Amended and Restated Reorganization Agreement);
                          filed as Exhibit 4.2 to Suiza Foods' Registration Statement on Form S-1 (Registration No.
                          333-1858) and incorporated herein by reference.

     5.1            --  Opinion of Hughes & Luce, L.L.P. regarding legality of securities being registered.

     8.1            --  Opinion of Warner Norcross & Judd LLP regarding tax matters.

    12.1**          --  Statements regarding computation of ratios.

    23.1            --  Consent of Hughes & Luce, L.L.P. (contained in Exhibit 5.1)

    23.2            --  Consent of Deloitte & Touche LLP.

    23.3            --  Consent of KPMG Peat Marwick LLP.

    23.4            --  Consent of Barnard, Vogler & Co.

    23.5            --  Consent of McGladrey & Pullen, LLP.

    23.6            --  Consent of Coopers & Lybrand L.L.P.

    23.7            --  Consent of Arthur Andersen LLP.

    23.8            --  Consent of Price Waterhouse LLP.

    23.9            --  Consent of Warner Norcross & Judd LLP (contained in Exhibit 8.1).

    23.10           --  Consent of Delton Parks.

    23.11           --  Consent of The Ohio Company.

    24.1            --  Power of Attorney (contained in the signature pages hereto).

    99.1            --  Form of Proxy


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**  Previously filed